As filed with the Securities and Exchange Commission on September 6, 2024

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

StandardAero, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3724	30-1138150
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6710 North Scottsdale Road, Suite 250

Scottsdale, AZ 85253

(480) 377 3100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steve Sinquefield

Senior Vice President and General Counsel

6710 North Scottsdale Road, Suite 250

Scottsdale, AZ 85253

(480) 377 3100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Patrick H. Shannon Jason M. Licht Christopher M. Bezeg Latham & Watkins LLP 555 11th Street, NW Washington, DC 20004 (202) 637-2200	Rod Miller Lesley Janzen Milbank LLP 55 Hudson Yards New York, NY 10001 (212) 530-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy the securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED    , 2024.

   Shares

StandardAero, Inc.

Common Stock

This is StandardAero, Inc.’s initial public offering. We are selling   shares of our common stock in this offering.

Prior to this offering, there has been no public market for our common stock. The initial public offering price is expected to be between $    and $    per share. After pricing of the offering, we expect that our common stock will trade on the New York Stock Exchange (“NYSE”) under the symbol “SARO.”

After the consummation of this offering, we expect to be a “controlled company” within the meaning of the corporate governance standards of the NYSE.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 20 to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting (Conflicts of Interest)” for a description of the compensation payable to the underwriters.

This is a firm commitment underwritten offering. The underwriters may also exercise their option to purchase up to an additional   shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover sales of additional shares by the underwriters.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about    , 2024.

Joint Bookrunning Managers

J.P. Morgan*	Morgan Stanley*

* listed in alphabetical order

BofA Securities	UBS Investment Bank	Jefferies	RBC Capital Markets

Carlyle	CIBC Capital Markets	HSBC	Mizuho	Wolfe | Nomura Alliance	SOCIETE GENERALE

Co-Managers

Citizens JMP	Macquarie Capital	Santander

Amerivet Securities	Drexel Hamilton

The date of this prospectus is    , 2024.

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Through and including      , 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Neither we nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and future growth prospects may have changed since that date.

For investors outside the United States: No action is being taken in any jurisdiction outside the United States to permit a public offering of common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions.

BASIS OF PRESENTATION

We manage our business in line with our service offerings with our reportable segments being Engine Services and Component Repair Services. Our Engine Services segment provides a full suite of aftermarket services, including maintenance, repair and overhaul, on-wing and field service support, asset management, and engineering and related solutions primarily in support of gas turbine engines across the commercial aerospace, military and helicopter, and business aviation end markets. Our Component Repair Services segment supports the commercial aerospace, military and other end markets with engine piece part component and accessory repair, as well as some engine new part manufacturing.

On September 5, 2024, we changed our name from Dynasty Parent Co., Inc. to StandardAero, Inc. The audited consolidated financial statements as well as the unaudited condensed interim consolidated financial statements of Dynasty Parent Co., Inc. included elsewhere in this prospectus represent 100% of the business and operations of the newly renamed entity - StandardAero, Inc.

In connection with and prior to the completion of this offering, we and our immediate parent, Dynasty Parent Holdings, L.P., will effect the Restructuring Transactions, which are described in the section titled “Prospectus Summary—Corporate Structure and Restructuring Transactions.”

Unless the context otherwise requires or we otherwise state, references in this prospectus to:

•

the term “2023 Term B-1 Loan Facility” refers to the senior secured dollar term loan B facility in an original aggregate principal amount of $1,802.5 million, as defined in “Description of Certain Indebtedness”;

•

the term “2023 Term B-1 Loans” refers to the senior secured dollar term loans incurred under the 2023 Term B-1 Loan Facility by Dynasty Acquisition pursuant to the Credit Agreement, as defined in “Description of Certain Indebtedness”;

•

the term “2023 Term B-2 Loan Facility” refers to the senior secured dollar term loan B facility in an original aggregate principal amount of $772.5 million, as defined in “Description of Certain Indebtedness”;

•

the term “2023 Term B-2 Loans” refers to the senior secured dollar term loans incurred under the 2023 Term B-2 Loan Facility by the Canadian Borrower, pursuant to the Credit Agreement, as defined in “Description of Certain Indebtedness”;

•	the term “2023 Term Loan Facilities” refers, collectively, to (i) the 2023 Term B-1 Loan Facility and (ii) the 2023 Term B-2 Loan Facility;

•	the term “2023 Term Loans” refers, collectively, to (i) the 2023 Term B-1 Loans and (ii) the 2023 Term B-2 Loans;

•

the term “2023 Revolving Credit Facility” refers to the senior secured multicurrency revolving credit facility in an aggregate principal amount of up to $150.0 million (of which up to $75.0 million is available for the issuance of letters of credit), as defined in “Description of Certain Indebtedness”;

•

the term “2024 Term B-1 Loan Facility” refers to the senior secured dollar term loan B facility in an original aggregate principal amount of approximately $1,993.5 million, as defined in “Description of Certain Indebtedness”;

•

the term “2024 Term Loan B-2 Facility” refers to the senior secured dollar term loan B facility in an original aggregate principal amount of approximately $768.6 million, as defined in “Description of Certain Indebtedness”;

•	the term “2024 Term Loan Facilities” refers collectively to the 2024 Term B-1 Loan Facility and the 2024 Term Loan B-2 Facility;

•

the term “ABL Credit Agreement” refers to that certain ABL Credit Agreement (as amended, restated, modified and/or supplemented from time to time), dated as of April 4, 2019, governing the ABL Credit Facility;

•

the term “ABL Credit Facility” refers to the senior secured asset based multicurrency revolving credit facilities in an aggregate principal amount of up to $400.0 million, as defined in “Description of Certain Indebtedness”;

•

the term “Acquisition” refers to the acquisition by Dynasty Acquisition Co., Inc., pursuant to that certain stock purchase agreement as amended, restated, supplemented or otherwise modified from time to time, dated December 18, 2018 (the “Acquisition Agreement”), of all of the equity interests of StandardAero Holding Corp., a Delaware corporation;

•	the term “CAGR” refers to compound annual growth rate;

•

the term “Canadian Borrower” refers to Standard Aero Limited Standaero Limitee (as successor in interest to 1199169 B.C. Unlimited Liability Company) that is the indirect wholly owned subsidiary of the Company;

•	the term “Carlyle” refers to those certain investment funds of The Carlyle Group Inc. and its affiliates, as described under “Prospectus Summary—Our Principal Stockholders”;

•	the term “Carlyle Partners VII” refers to Carlyle Partners VII S1 Holdings II, L.P.;

•	the term “Credit Agreement” refers to that certain Credit Agreement (as amended, restated, modified and/or supplemented from time to time), dated as of April 4, 2019, governing the Credit Facilities;

•	the term “Credit Facilities” refers, collectively, to (i) the 2024 Term Loan Facilities and (ii) the 2023 Revolving Credit Facility;

•	the term “Dynasty Acquisition” refers to Dynasty Acquisition Co., Inc., a Delaware corporation that is the indirect wholly owned subsidiary of the Company;

•	the term “Exchange Act” refers to the U.S. Securities and Exchange Act of 1934, as amended;

•	the term “GAAP” refers to the generally accepted accounting principles in the United States;

•	the term “GIC” refers to GIC Private Limited;

•	the term “GIC Investor” refers to Hux Investment Ptd Ltd;

•

the term “Indenture” refers to that certain indenture (as amended, restated, modified and/or supplemented from time to time), dated as of April 4, 2019, by and among Dynasty Acquisition, as issuer, the guarantors party thereto and U.S. Bank National Association, as trustee, governing the Senior Notes;

•

the term “Restructuring Transactions” refers to those certain restructuring transactions to be effected in connection with and prior to the completion of this offering, as described under “Prospectus Summary—Corporate Structure and Restructuring Transactions”;

•	the term “SEC” refers to the U.S. Securities and Exchange Commission;

•	the term “Securities Act” refers to the U.S. Securities Act of 1933, as amended;

•	the term “Senior Notes” refers to the $475.5 million aggregate principal amount of outstanding Senior Unsecured PIK Toggle Notes due 2027 issued by Dynasty Acquisition pursuant to the Indenture;

•	the term “Senior Secured Credit Agreements” refers, collectively, to (i) the Credit Agreement and (ii) the ABL Credit Agreement;

•	the term “Senior Secured Credit Facilities” refers, collectively, to (i) the Credit Facilities and (ii) the ABL Credit Facility;

•

the term “Stockholders Agreement” refers to the stockholders agreement to be effective upon the consummation of this offering and to be entered into by and among Carlyle Partners VII, the GIC Investor, certain of our other existing stockholders and the Company; and

•	the terms “we,” “us,” “our,” “its” and the “Company” refer to StandardAero, Inc., a Delaware corporation, and its consolidated subsidiaries.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables and charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

TRADEMARKS

We own or otherwise have rights to the trademarks, service marks and trade names, including those mentioned in this prospectus, that we use in connection with the operation of our business. This prospectus includes trademarks which are protected under applicable intellectual property laws and are our property and/or the property of our subsidiaries. This prospectus also contains trademarks, service marks and trade names of other companies, which are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

NON-GAAP FINANCIAL MEASURES

We present Adjusted EBITDA and Adjusted EBITDA Margin in this prospectus because we believe such measures provide investors with additional information to measure our performance. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators and Non-GAAP Financial Measures” for an explanation on why we use these non-GAAP financial measures, their definitions, their limitations and reconciliations to their nearest GAAP financial measures.

Because of their limitations, these non-GAAP financial measures are not intended as alternatives to GAAP financial measures as indicators of our operating performance and should not be considered as measures of cash available to us to invest in the growth of our business or that will be available to us to meet our obligations. We compensate for these limitations by using these non-GAAP financial measures along with other comparative tools, together with GAAP financial measures, to assist in the evaluation of operating performance.

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PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included elsewhere in this prospectus, and the information set forth under “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

StandardAero – A Global Leader in the Highly Attractive Aerospace Engine Aftermarket Sector

We believe that we are the world’s largest independent, pure-play provider of aerospace engine aftermarket services for fixed and rotary wing aircraft, serving the commercial, military and business aviation end markets. We provide a comprehensive suite of critical, value-added aftermarket solutions, including scheduled and unscheduled engine maintenance, repair and overhaul, engine component repair, on-wing and field service support, asset management and engineering solutions. We serve a crucial role in the engine aftermarket value chain, connecting engine original equipment manufacturers (“OEMs”) with aircraft operators through our aftermarket services, maintaining longstanding relationships with both. We command a leading reputation that is based upon our strong track record of safety, reliability and operational performance built over our more than 100 years of successful operations in the aerospace aftermarket.

Our business consists of an attractive mix of end markets, customers and engine platforms. Our revenue is highly diversified across the commercial, military and business aviation end markets. We believe this diversification provides us with significant resiliency, while affording us the ability to take advantage of new business opportunities that arise. In addition, diversification across engine OEMs and platforms reduces our exposure to idiosyncratic events that may impact demand related to a specific aircraft or engine type.

Within our markets, we hold leadership positions on most of the engine platforms we serve, with an estimated 80% of our Engine Services sales in 2023 from engine platforms where we hold #1 or #2 positions globally. Our platform portfolio consists of a healthy mix of mature, growth and next generation programs and includes many of the engines that power the world’s most prevalent aircraft. For example, we provide support for the CFM56, which powers the Boeing 737NG and Airbus A320ceo family narrowbody aircraft and currently has the largest installed base of any engine platform, the LEAP-1A/-1B, which power the next generation of narrowbody aircraft and are expected to become the most widely fielded platform family in the world by the early 2030s, and the CF34, which powers many of the world’s most utilized regional jets. On several platforms, we hold contracts directly with the OEM that designates us as the primary or sole outsourced provider of maintenance services for the engine. Furthermore, with approximately 77% of our revenue in the year ended December 31, 2023 derived from long-term contractual agreements, our financial profile is characterized by a significant amount of predictable, recurring revenue supported by the highly regulated nature of aircraft engine maintenance requirements.

We are also one of the largest independent engine component repair platforms globally, providing services to commercial aerospace, military, land and marine and oil and gas end markets. We have made substantial investments in our Component Repair Services business, which provides attractive margins, significant growth opportunities and synergies with our Engine Services business. The following charts detail our business mix for the year ended December 31, 2023:

(1)

For a discussion of Segment Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Segment Results” and Note 24 and Note 18, “Segment information” to our audited consolidated financial statements and unaudited condensed interim consolidated financial statements, respectively, included elsewhere in this prospectus.

Core to our strategy is our positioning as an OEM-aligned and independent service provider of aftermarket services. Our OEM-aligned strategy, coupled with our scale and service performance, entrenches us as a trusted and preferred partner to every major OEM, including GE Aerospace, CFM International, Pratt & Whitney, Rolls-Royce, Honeywell and Safran. We hold long-term OEM licenses and authorizations to provide aftermarket support for all of the engine platforms that we service, and we believe we have a 100% historical success rate on the OEM licenses and authorizations we sought to retain upon their expiration. Our status as an independent services provider, not affiliated with any single OEM or airline operator, provides us with diversification and enhances the value proposition that we can offer to customers. These factors are critical drivers of our ability to cultivate decades-long relationships with many of our approximately 5,000 customers globally.

The engine aftermarket solutions we provide are mission-critical to our customers’ flight operations and our OEM partners’ businesses. Furthermore, aerospace engine maintenance is highly specialized and requires significant investment over years to obtain the necessary infrastructure, tooling and skilled engineering expertise. New entrants must obtain extensive approvals and certifications from government regulators and OEMs, who award licenses and authorizations for each engine platform separately. As of June 30, 2024, we operate with OEM licenses and authorizations to perform critical maintenance and overhaul work on over 40 key engine platforms. These licenses and authorizations typically provide us with preferred access to OEM parts and technical information, OEM warranty support and use of the OEM name in marketing and create the foundation for the sharing of closely guarded intellectual property as well as market and customer insights.

The following table summarizes select key customers and platforms across our businesses:

Engine Services			Component Repair Services
	Commercial Aerospace	Military & Helicopter	Business Aviation	
Key Customers	cfm, Delta, GE Aerospace, Pratt & Whitney (An RTX Business), Rolls-Royce, SkyWest Airlines, Southwest, UPS, United	U.S. Air Force, Rolls-Royce, Airbus Helicopters, Ministry of Defence	JSSI, NetJets, XOJET, Honeywell	American Airlines, MTU Aero Engines, Pratt & Whitney (An RTX Business), GE Aerospace, Rolls-Royce, Safran
Key Platforms	LEAP-1A/B, CFM56-7B, RB211-535, CF34-3/8, PW100/150, AE3007	T56, J85, AE2100, F135, AE1107, T700	TFE731, PW300, HTF7000, Tay611, PW500	LEAP-1A/B, RB211-535, CFM56, CF6, PW4000, V2500
Key Highlights	• #1 independent aftermarket services provider on the majority of platforms served • First and only independent LEAP-1A / -1B CBSA provider in the Americas	• #1 engine aftermarket provider on virtually all platforms served in the military and helicopter end markets • Diversified across fighter, transport and helicopter platforms	• #1 independent aftermarket services provider on the majority of platforms served • Capabilities across large, mid-size and small cabin business jet platforms	• One of the largest independent engine component repair providers globally • Significant differentiator with complementary suite of advanced capabilities and IP

As of June 30, 2024, we employed approximately 7,300 people across over 50 facilities around the globe. We believe our scaled, global footprint is well-aligned to the global nature of our OEM partners and aircraft operator customers and positions us well to win business and support growing global demand for our aerospace engine maintenance services.

The following map details our facilities and highlights the global nature of our business reach and operational footprint:

Headquarters: Scottsdale, AZ
Major Operating Locations

For the year ended December 31, 2023, we generated revenue of $4,563.3 million (reflecting a 10.0% increase from $4,150.5 million for the year ended December 31, 2022), net loss of $35.1 million (reflecting a 67.1% increase from $21.0 million for the year ended December 31, 2022) and Adjusted EBITDA of $561.1 million (reflecting a 18.0% increase from $475.4 million for the year ended December 31, 2022). For the six months ended June 30, 2024, we generated revenue of $2,582.9 million (reflecting a 12.0% increase from $2,306.1 million for the six months ended June 30, 2023), net income of $8.6 million (from a net loss of $12.6 million for the six months ended June 30, 2023) and Adjusted EBITDA of $336.0 million (reflecting a 15.2% increase from $291.7 million for the six months ended June 30, 2023). Our history of net losses is mainly due to our substantial historical indebtedness as a private company, which as of June 30, 2024 totaled $3,275.7 million. As a result of our substantial indebtedness, a significant amount of our cash flows is required to pay interest and principal on our outstanding indebtedness.

Given the nature of engine maintenance and the structure of certain of our agreements, a significant portion of our costs of sales consists of new OEM materials that are included in the engines we service and are often passed through to end customers at minimal or no mark-up, impacting our reported margins.

Our value creation strategy includes a combination of organic growth initiatives on our existing platforms, pursuit of new platform programs, and investment in value-accretive acquisitions. For our existing business, we focus on developing new capabilities and on ways to continuously improve operational performance to enhance our competitiveness, accelerate growth and increase margins. Over the last five years, we have invested to significantly expand our engine component repair services business, which enjoys higher margins than and is synergistic with our engine services business. We have also invested to expand our capacity and competitiveness on the CFM56 platform, the largest engine platform in the world today, including establishing a new CFM56-dedicated Center of Excellence facility in Dallas, Texas to service the growing demand on that platform.

Another significant pillar to our growth is the expansion into new engine platforms that create value for us and for our customers. Since 2016, we have been awarded licenses and authorizations and established capabilities on eight new platforms across our end markets. Most notably, in March 2023 we became the first and only independent aftermarket service provider in North America to join CFM International Inc.’s (“CFM”) authorized service network for the LEAP-1A and LEAP-1B engines through the award of a long-term CFM Branded Service Agreement (“CBSA”). The LEAP-1A and LEAP-1B engines power the Airbus A320neo family and the Boeing 737MAX series aircraft, respectively, and are expected to become by far the largest engine platform family in the world, accounting for over 35% share of the world’s installed base of engines by 2033. We are one of only five total CBSA holders in the world, one of two global independent service providers, and the only independent service provider in the Americas with such a CBSA, which affords us significant competitive benefits and support from CFM, as well as the ability to develop and provide additional component repair on the engines that we service and to external parties. The CBSA has the potential to be the largest award in the Company’s history, and we believe it positions us to achieve above-market growth as LEAP engines experience a significant ramp up in demand over the next decade and beyond.

Alongside this organic investment, over the past seven years we have successfully completed 11 strategic acquisitions. Our disciplined approach to evaluating and executing M&A focuses on companies that add strategic engine platforms, new capabilities and intellectual property, and reach into targeted customers and geographies where we have an opportunity to accelerate the growth and financial performance of the combined businesses. We have a proven playbook for integrating new acquisitions and achieving significant synergies, which has enabled us to acquire businesses at attractive valuations on a post-synergy basis. We operate in highly fragmented markets, which has historically provided ample acquisition opportunities to grow and enhance our platform and achieve compounding returns. On August 23, 2024, we completed our most recent acquisition through our purchase of Aero Turbine Inc. (“Aero Turbine”), a provider of engine component repair and other value-added engine aftermarket services for U.S. and international customers. The acquisition was funded with borrowings under the ABL Credit Facility, which was repaid on September 6, 2024 with incremental borrowings from the 2024 Term Loan B-1 Facility and the 2024 Term Loan B-2 Facility. Aero Turbine adds highly complementary component repair and source approval request (“SAR”) capabilities on strategic military platforms and generated revenues and net income of $70.1 million and $14.3 million, respectively, during the year ended December 31, 2023. We expect to report Aero Turbine within our Component Repair Services segment.

The Market for Engine Aftermarket Services

The global aerospace industry, spanning the commercial, military and business aviation sectors, has historically achieved growth in excess of GDP growth driven by secular tailwinds such as globalization, growing middle-class populations and wealth, increasing demand for leisure travel, growth in corporate earnings and technological advancements in aviation that make air travel more accessible.

Given this strong growth trajectory, a robust aerospace aftermarket is critical to support the global aircraft fleet. The aerospace aftermarket accounts for a significant portion of the total aerospace market and is expected to total over $250 billion in 2024. Within the aftermarket, one of the most crucial and fastest growing sub-segments is engine aftermarket services, which accounts for approximately 45% of the commercial aerospace aftermarket. The engine is one of the most expensive and critical components of an aircraft, requiring service at regular intervals to meet regulatory mandates and sustain required performance. As a result, aftermarket services for the engine require specialized expertise and advanced technology to ensure the reliability and efficiency of aerospace operations.

Engine aftermarket services include routine inspections and scheduled and unscheduled maintenance, repairs and overhauls to keep engines in optimal conditions. OEMs and regulatory bodies, including the FAA, set guidelines and regulatory requirements for engines to be considered airworthy, and engine aftermarket services tend to be highly predictable based on the utilization of an engine and the length of its time in service. Aircraft engines generally have a lifespan of 30 to 40+ years, during which they undergo multiple major maintenance events, referred to as shop visits, providing long and recurring revenue streams for aftermarket providers.

The engine services aftermarket has three types of participants: service divisions of engine OEMs, independent service providers and airline captive maintenance divisions. The main engine OEMs include GE Aerospace, CFM International, Pratt & Whitney, Rolls-Royce, Honeywell and Safran. While typically the focus of engine OEMs is to build new engines, produce spare parts for existing engines and develop next-generation platforms, OEMs also have divisions that provide service on their own engine platforms in order to support the installed base and generate technical insight into the performance of their engine models, particularly early in the platform lifecycle. Independent service providers like StandardAero are not affiliated with any one OEM or airline, are able to work on a wide range of engine platforms for many different customers and play a critical role in the ecosystem. Certain independent service providers receive authorizations to support specific engine platforms by the OEMs, who rely on them to build out a strong aftermarket network to support fleet customers. Some large commercial airlines, such as Delta, United and Lufthansa, maintain in-house service divisions that primarily focus on supporting aircraft and engine platforms flown by the affiliated airline. The majority of airlines do not have captive engine maintenance capabilities and depend upon third-party service providers for support.

Engine component repair services is a specialized and critical segment within the broader aerospace engine aftermarket. During the engine overhaul process, engines are disassembled into modules and piece parts that are then inspected. Damaged engine parts are then either replaced with new parts or repaired depending on the condition of the part and whether a repair is possible. Those repairs are either performed by the engine overhaul provider itself or outsourced to a specialized repair provider depending on the complexity of the repair and whether the overhaul provider has the necessary capability, equipment and intellectual property to perform the repair. We believe that demand for component repair services generally will grow in line with the broader engine aftermarket over the long-term. Part repairs often can be delivered more quickly than and at a significant discount to a new replacement engine part, resulting in a reduction in both cost and turnaround time for an engine overhaul and thereby creating value pricing opportunities that represent upside to market growth. The landscape of engine component repair providers is highly fragmented and includes the engine OEMs, airline captive maintenance operations and independent service providers. Often the most sophisticated and technically complex repairs are performed by the OEMs or certain independent service providers, like StandardAero, who are specifically authorized by the OEMs to perform them.

We primarily compete across three end markets within the engine aftermarket industry: commercial, military and helicopter, and business aviation.

Global commercial air traffic grew at a 5.6% CAGR over the last 40 years as well as over the 10 years ending in 2019 (prior to the COVID-19 pandemic), representing approximately twice the rate of global GDP growth over that timeframe. The global air traffic sector has demonstrated strong resiliency over the years, given that from 1978 through 2023 it only declined five times year-over-year and has never declined in consecutive years. The secular growth in air travel demand is expected to continue, driving the number of aircraft in service to increase by a 3.5% CAGR from 2023-2042, supported by record commercial aircraft OEM backlog levels. Additionally, the average age for the commercial fleet has increased to approximately 12 years in 2023 versus approximately 10 years in the early 2010s, and a slower than expected schedule of OEM deliveries has extended the average life of the existing fleet and increased the associated requirements for maintenance services. Approximately 9,000 shop visits and engine overhauls are anticipated in 2024, as the aviation sector gears up for an era of extended asset lives. Further, much of the maintenance that was deferred during the COVID-19 pandemic is coming due and can no longer be delayed, supporting additional growth in the aftermarket. Engine aftermarket services demand is also expected to increase materially through the remainder of the decade with a wave of upcoming shop visits, which is a function of a large number of engines delivered in the 2010s continuing to age and entering prime maintenance periods. For example, the CFM56 engine platform, which represents the largest engine platform fleet today with over 19,000 engines in-service as of June 2024, of which approximately 45% have yet to have experienced their first heavy shop visit, is expected to see significant growth in scheduled maintenance over the next several years. Additionally, many LEAP-1A/-1B engines, which were first delivered in 2016, have only recently started coming in for their first maintenance events. The LEAP platform is poised to become the largest engine platform globally (expected to comprise approximately 30,000 engines, representing over 35% of global fleet by 2033). As these new engines are introduced into the market, they will enter predictable and recurring maintenance cycles, boosting demand for engine aftermarket services.

In the military and helicopter end market, ongoing geopolitical tensions continue to drive significant defense investment. The global military aviation aftermarket is projected to grow by approximately 2-3% in 2024 with the U.S. accounting for approximately 40% of global military spend. Amid evolving security challenges, aftermarket service providers are critical to ensuring readiness of defense forces globally. Sustainment remains a priority for the U.S. Department of Defense, with mission-readiness rates of military aircraft at record low levels of approximately 55%, as of the most recent study by the U.S. Government Accountability Office. Additionally, the COVID-19 pandemic and uncertain budgetary environments caused delays to the modernization of military aircraft fleets, resulting in a globally aging military aircraft fleet that requires higher levels of maintenance and an influx of aircraft upgrades and life extension programs.

In the business aviation end market, the COVID-19 pandemic accelerated a shift to private aviation, initially triggered by health and safety concerns and limited availability of commercial flights. While demand for private air travel has grown over the past five years (2023 business jet flight operations were 15% higher than 2019), aircraft manufacturing has not kept pace, with the global business jet fleet growing only 7% during that time. As a result, fleet utilization has increased significantly and the market has shifted from private aircraft towards charter and fractional aircraft owned by fleet operators, with fractional and charter flights representing 59% of U.S. business jet flights 2023 (up from 48% in 2010). The surge in activity and overall demand for business aviation has driven strong backlogs and production outlooks at the business jet OEMs, with deliveries estimated to grow approximately 20% by 2027, which underpins an outlook for sustained long term growth of the fleet. This strong fleet growth is expected to drive a continued increase in demand for business jet engine maintenance services.

Challenges

Our business is subject to a number of risks inherent to the commercial, military and helicopter, and business aviation end markets, including, among others, supply chain delays, which have in recent years impacted the availability of parts and ultimately engine throughput across all of our end markets and can cause significant production and delivery delays to any new or expanded product or engine platforms and affect our ability to provide aftermarket support and services to our customers; decreases in budget, spending or outsourcing by our military end users; and increased costs of labor, equipment, raw materials, freight and utilities due to inflation, which we have experienced in recent years. Any number of these and other factors could impact our business, and there is no guarantee that our historical performance will be predictive of future operational and financial performance. For a description of the challenges we have faced and continue to face and the risks and limitations that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition, results of operations, cash flows and prospects, see “Cautionary Note Regarding Forward-Looking Statements,” “—Summary of Risk Factors,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors and Trends Affecting Our Business” included elsewhere in this prospectus.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors, enable us to profitably grow our leading positions in each of our end markets and drive our continued success.

Leading Independent Pure-Play Service Provider with Strategic Focus on the Aerospace Engine Aftermarket

Within the broader aerospace market, we are strategically focused on the aerospace engine aftermarket, which we believe is the largest and most attractive vertical of the aerospace aftermarket, characterized by its long tail of predictable and recurring revenue, as well as high technical complexity that affords significant competitive advantages and higher levels of profitability to scaled, capable and reputable providers. We believe that we are the largest independent, pure-play engine aftermarket services provider in the world. We provide critical aftermarket support to many of the most prolific engine platforms for fixed and rotary wing aircraft in the commercial, military and business aviation end markets. Our comprehensive suite of services includes scheduled and unscheduled engine maintenance, repair and overhaul, engine component repair, on-wing and field service support, asset management and engineering solutions. Our primary competitors include in-house service divisions of airlines, engine OEMs and other third-party service providers for whom engine aftermarket services is only a portion of their business, and we believe we are able to utilize our pure-play focus to guide our strategy and resources to best position our business to succeed within our attractive vertical.

Scaled Presence and World-Class Capabilities Built Through Decades of Investment

We believe our leading position in the aerospace industry is underpinned by our exceptional track record of past performance, our scaled global footprint and the extensive procedures and expertise we have developed and implemented over decades to ensure safety and reliability throughout our operations. Performing aerospace engine maintenance requires highly specialized technical expertise and is often supported by deep intellectual property and significant investment of time and resources to secure the necessary infrastructure, tooling and skilled engineering know-how. New entrants must obtain approvals and certifications from OEMs, customers and government regulators and must develop and demonstrate conformity with sophisticated production, quality and materials tracking systems. Additionally, OEM services authorizations are often difficult to obtain and require advanced technological capabilities, experience-based industry knowledge and substantial capital investment, and are typically awarded by OEMs for each engine platform separately. As of June 2024, we operate over 50 facilities with 54 test cells globally, which would require substantial capital investment to replicate. We employ approximately 7,300 highly skilled employees and maintain OEM licenses and authorizations that allow us to service over 40 distinct engine platforms. Furthermore, our extensive engine component repair capabilities allow us to reduce turnaround times and costs for customers, significantly enhancing our value proposition.

Longstanding Customer Relationships with Leading, Entrenched Positions on Critical Engine Platforms

Efficient completion of maintenance and repairs in a comprehensive and timely manner is a significant focus of aircraft operators and OEMs alike. Over our 100+ year history, we have developed multi-decade relationships with hundreds of customers, which include the largest global and regional aircraft operators across the commercial, military and helicopter, and business aviation end markets. We believe these customers choose StandardAero due to our exemplary track record of safety, quality, high reliability, performance and knowledgeable technical support.

We maintain equally strong relationships with and are a trusted partner to every top aerospace engine OEM, including GE Aerospace, CFM International, Pratt & Whitney, Rolls-Royce, Honeywell and have obtained long-term OEM licenses and authorizations to provide aftermarket support for all of the engine platforms that we service. These licenses and authorizations provide us access to OEM technical data, technical support and training, and often favorable commercial terms. Once awarded, we believe we have a 100% historical success rate on the OEM licenses and authorizations we sought to retain upon their expiration.

We have leveraged our relationships, track record and scale to build market leading positions on the platforms that we service. We estimate that 80% of our Engine Services sales in 2023 were derived from our work on engine platforms where we hold #1 or #2 positions globally. Additionally, we hold exclusive or semi-exclusive licenses directly with the OEM as the only independent service provider in North America officially authorized to service a number of our platforms, including the Rolls-Royce RB211-535, AE 1107, AE 2100 and AE 3007 and the Honeywell HTF7000, and are the only independent service provider in the Americas to hold an official CBSA license from CFM International on the LEAP-1A and LEAP-1B engines.

Our deep customer relationships, supported by long-term contractual agreements, also underpin the visibility and growth of our business model. For the year ended December 31, 2023, approximately 77% of our revenue was derived from long-term contractual agreements. Of our remaining transactional business, a significant portion stems from repeat customers or single aircraft operators who don’t have the scale or sophistication to enter into long-term service agreements with third parties. We believe our highly responsive customer and technical support, quality work, track record of consistent on-time delivery and post-overhaul product reliability have driven exceptional customer retention.

Proven Playbook to Capture and Execute New Platform Opportunities

We have a strong track record of successfully cultivating or acquiring access to new platforms, customers and geographies. Since 2016, we have been awarded OEM licenses and authorizations for eight unique engine programs and have developed approximately 2,500 new component repairs. Once awarded, we have a proven process to complete necessary industrialization and induct engines at what we believe to be industry leading efficiency. In October 2023, we received FAA Operations Specifications approval for our new LEAP engine line, six months after receiving our CBSA license and three months ahead of schedule. In 2021, after receiving a major new platform award for the J85 engine from the US Air Force (“USAF”), we rapidly stood-up a dedicated team at our San Antonio facility and correlated USAF “Gold” rated J85 test cells within 10 months of our initial contract award. We believe our commercial excellence culture coupled with our predictive analytics model will enable an approximate 25% increase in time on wing for the J85 engine and a significant increase in throughput of engines each month. This proven track record of successful operation and execution provides us significant credibility with OEMs when discussing new platforms. We remain in constant dialogue with every major OEM and continuously evaluate our pipeline for attractive new engine platform industrialization opportunities.

Resilient Business Model Highly Diversified Across Segments of the Aerospace Engine Aftermarket

We are focused on the aerospace engine aftermarket, which is highly resilient and driven by strict OEM and regulatory requirements for the inspection and maintenance of aircraft engines across their well-defined lifecycle phases. The complex and recurring nature of our engine repair work on behalf of our customers precipitates the use of long-term contracts to secure slot availability and pricing terms, which further contributes to the predictable and recurring nature of our revenue.

In addition, our business is well diversified across commercial, military and business aviation markets. We operate with OEM licenses and authorizations that allow us to service over 40 engine platforms, with the largest engine platform accounting for over 10% of our Engine Services revenue in both the six months ended June 30, 2024 and the year ended December 31, 2023. We maintain a strong reputation with all OEMs, longstanding relationships with a large and diverse customer base and leading market positions on most platforms that we service, all of which contribute to the stability of our business model. Our business is further insulated by our flexible cost structure, which allows us to scale up and down our operations to reflect market demand. Our primary expenses are comprised of engine materials (a significant portion of which is pure passthrough with minimal mark-up) and value-added labor, both of which are variable and provide through-the-cycle margin protection. The resiliency of our well-diversified business was on full display during the COVID-19 pandemic.

Ability to Execute and Integrate Acquisitions in a Highly Fragmented Industry

We maintain a rigorous approach to M&A and actively maintain a robust pipeline of actionable opportunities. We expect our disciplined acquisition strategy and integration playbook will continue to be a key driver in growing our revenue by expanding our capabilities, engine platforms and geographic footprint. Complementing our organic growth, we have completed 11 value-enhancing acquisitions since 2017, each expanding our reach through the addition of new engine platforms, customers, capabilities, or geographies. Most recently, on August 23, 2024, we acquired Aero Turbine, a provider of engine component repair and other value-added engine aftermarket services that adds highly complementary component repair and SAR capabilities and expertise on strategic military platforms.

Premier Management Team with a Track Record of Success

Our premier management team, led by Chief Executive Officer & Chairman Russell Ford, has extensive managerial, operational and financial experience. Our leadership team has a proven track record of expanding our portfolio of aeroengine aftermarket programs and capabilities, strengthening our relationships with key OEMs and customers, implementing operational initiatives to drive lower costs for our customers and increasing profitability for our shareholders. We believe our established culture of safety and continuous improvement, our track record of operational success and our clearly defined strategy for organic and inorganic-driven growth position us for significant further earnings growth.

Our Growth Strategies

Our core strategy is to continue to build on our position as the leading independent, pure-play engine aftermarket services provider for commercial, military and business aircraft with best-in-class component repair capabilities. Our continued success in driving above-market growth across each of these end markets is built upon the following strategies:

Leverage Strategic Investments to Capitalize on Market Tailwinds and Capture Share on High-Growth Platforms

We have invested significantly to expand our capacity and build out our core engine maintenance capabilities. We believe this investment will enable us not only to meet the robust demand growth expected in the aerospace engine aftermarket but also to capture share on the engine platforms that we serve, particularly the CFM56-7B and the LEAP-1A/-1B. The CFM56 is the most prolific engine platform in the world today, with over 19,000 engines in service powering all Boeing 737NG and approximately 60% of Airbus A320ceo family of aircraft. We have invested over $100 million since 2022 to expand our capabilities and more than double our shop visit capacity on the CFM56-7B engine through a new greenfield CFM56 Center of Excellence in Dallas, Texas. These investments have positioned us to capture significant share on the CFM56 platform as maintenance events visits are expected to significantly ramp into 2025 and beyond. We are currently investing over $100 million to position ourselves as a leader on the growing LEAP-1A/-1B platform which is expected to overtake the CFM56 as the world’s most widely fielded engine platform over the next decade and account for over 35% the global installed base by 2033. We believe we are uniquely positioned to capture outsized share on this high-growth platform as the only independent CBSA license holder in the Americas.

In addition, we have invested over $500 million since 2017 to scale our Component Repair Services business into one of the largest independent engine component repair businesses worldwide, developing approximately 2,000 new repairs and significantly expanding our capability offering organically and through targeted acquisitions. We plan to continue leveraging our component repair expertise to strengthen the value proposition of our Engine Services business by reducing costs and improving turnaround times while also growing third-party repair sales which are highly accretive to our overall enterprise. We believe we are in the early innings of realizing the growth potential of these recent strategic investments.

Execute on Identified Performance Excellence Initiatives

Continuous improvement is fundamental to our business model and our corporate culture. We frequently review opportunities to deliver our quality repair services at a lower total cost to our customers, improve our shop visit turnaround times and drive increased profitability. We have identified opportunities to advance these goals through increased insourcing of our external repair spend, a systematic and formalized adoption of value-based pricing, increased utilization of Used Serviceable Material (“USM”) and other strategic sourcing initiatives. We expect these performance enhancement initiatives and similar actions will continue to drive improved profitability and outcomes for our customers.

Capitalize on OEM Relationships to Win New Engine Programs

We believe there is large and growing demand for the engine aftermarket and engine component repair services we provide. This growth will enable us to leverage our reputation as a trusted partner and independent industry leader to enter into new authorizations with OEMs on future engine programs. We engage regularly in dialogue with OEMs and evaluate each licensing opportunity in a disciplined and differentiated manner. Our approach is focused on ensuring high conviction of generating an attractive return on our investment with a structured new platform introduction process to mitigate execution risk. Since 2016, we have been awarded licenses and authorizations for eight engine programs. We intend to continue to leverage our premier reputation and credibility with OEMs to continue to grow the number of engine platforms that we service, further diversifying our sources of revenue and profitability.

Drive Additional Value Creation Through M&A

M&A is a core tenant of our value creation playbook. We maintain a robust pipeline of M&A opportunities, evaluate dozens of potential acquisitions each year and have completed 11 highly complementary acquisitions since 2017. Through these acquisitions, we have successfully added new platforms, customers, capabilities and intellectual property and have expanded our geographic footprint. We have a systematic integration process that we employ to support our track record of successful integration, seamless onboarding of new facilities, customers and engine programs and realization of significant synergies with our existing business. We believe our markets are highly fragmented with many attractive opportunities for continued acquisitions. We also believe that our market presence, scale and expertise in establishing and executing engine aftermarket services makes us an attractive joint venture partner, particularly in emerging markets which require capital and expertise to capitalize on significant growth opportunities. We intend to continue to pursue growth via M&A, evaluating each opportunity within our existing strategic framework, with focus on long-term equity value appreciation.

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider the risks discussed in the section entitled “Risk Factors” included elsewhere in this prospectus, including the following risks, before investing in our common stock:

•	risks related to conditions that affect the commercial and business aviation industries;

•	decreases in budget, spending or outsourcing by our military end-users;

•	risks from any supply chain disruptions or loss of key suppliers;

•	increased costs of labor, equipment, raw materials, freight and utilities due to inflation;

•	future outbreaks and infectious diseases;

•	risks related to competition in the market in which we participate;

•	loss of an OEM authorization or license;

•	risks related to a significant portion of our revenue being derived from a small number of customers;

•	our ability to remediate effectively the material weaknesses identified in our internal control over financial reporting;

•	our ability to respond to changes in GAAP;

•	our or our third-party partners’ failure to protect confidential information;

•	data security incidents or disruptions to our IT systems and capabilities;

•	our ability to comply with laws relating to the handling of information about individuals;

•	failure to maintain our regulatory approvals;

•	risks relating to our operations outside of North America;

•	failure to comply with government procurement laws and regulations;

•	any work stoppage, hiring, retention or succession issues with our senior management team and employees;

•	any strains on our resources due to the requirements of being a public company;

•	risks related to our substantial indebtedness;

•	risks related to this offering and ownership of our common stock, including the fact that, after completion of this offering, we are expected to be a “controlled company”; and

•	other factors set forth under “Risk Factors” elsewhere in this prospectus.

Our Principal Stockholders

Our principal stockholders are certain investment funds affiliated with Carlyle and GIC. Founded in 1987, Carlyle is a global investment firm with deep industry expertise that deploys private capital across its business across three business segments: Global Private Equity, Global Credit and Global Investment Solutions. With $435 billion of assets under management as of June 30, 2024, Carlyle’s teams invest across a range of strategies that leverage its deep industry expertise, local insights and global resources to deliver attractive returns throughout an investment cycle. Carlyle employs more than 2,200 people in 29 offices across four continents.

Carlyle is a leading private equity investor in the aerospace, defense and government services sectors, having completed approximately 46 transactions representing approximately $12.3 billion in equity invested since inception.

GIC is a leading global investment firm established in 1981 to manage Singapore’s foreign reserves. A disciplined long-term value investor, GIC is uniquely positioned for investments across a wide range of asset classes, including equities, fixed income, private equity, real estate and infrastructure. In private equity, GIC invests through funds as well as directly in companies, partnering with its fund managers and management teams to help world class businesses achieve their objectives. GIC has investments in over 40 countries and has been investing in emerging markets for more than two decades. Headquartered in Singapore, GIC employs over 2,300 people across 11 offices in key financial cities worldwide.

Following the consummation of this offering, Carlyle will continue to control a majority of the voting power of our outstanding common stock. Accordingly, Carlyle will control us and will have, among other things, the ability to approve or disapprove substantially all transactions and other matters requiring approval by stockholders, including the election of directors. You should consider that the interests of Carlyle may differ from your interests in material respects, and they may vote in a way with which you disagree and that may be adverse to your interests. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” for more information.

Corporate Structure and Restructuring Transactions

In connection with and prior to the completion of this offering, we and our immediate parent, Dynasty Parent Holdings, L.P., will effect certain restructuring transactions, which we refer to collectively as the “Restructuring Transactions.” The Restructuring Transactions consist of a    -for-one forward stock split of our common stock, following which Dynasty Parent Holdings, L.P. will liquidate and dissolve and distribute to holders of Class A-1 Units and Class A-2 Units of Dynasty Parent Holdings, L.P. an aggregate of    shares of our common stock, and holders of Class B Units of Dynasty Parent Holdings, L.P. will receive an aggregate of     shares of our common stock, in each case based on an assumed initial public offering price of $    per share (the midpoint of the price range set forth on the cover of this prospectus). Immediately following the Restructuring Transactions,     shares of our common stock will be issued and outstanding. Following the Restructuring Transactions, upon completion of this offering, Carlyle and GIC will own approximately    % and    % of our outstanding common stock, respectively, or approximately    % and    %, respectively, if the underwriters exercise their option to purchase additional shares in full. The following chart summarizes our corporate structure immediately following this offering. This chart is provided for illustrative purposes only and does not represent all legal entities affiliated with, or all subsidiaries of, the Company:

In connection with this offering, we expect to enter into the Stockholders Agreement with Carlyle Partners VII, the GIC Investor, and certain of our other existing stockholders who are currently party to the Partnership Agreement. For a description of the Stockholders Agreement, see “Certain Relationships and Related Party Transactions—Related Party Transactions—Partnership Agreement and Stockholders Agreement.”

Our Corporate Information

StandardAero, Inc. is the issuer in this offering and is a Delaware corporation incorporated on September 5, 2018. Our principal executive office is located at 6710 North Scottsdale Road, Suite 250, Scottsdale, AZ 85253, our phone number is + 1 (480) 377-3100 and our website is www.standardaero.com. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.

THE OFFERING

Common stock offered by us	shares.

Common stock to be outstanding after this offering	shares.

Option to purchase additional shares	The underwriters have been granted an option to purchase up to an aggregate of additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ , based on the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use the net proceeds from this offering to repay certain indebtedness and for general corporate purposes. See “Use of Proceeds.”

Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $ million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the assumed underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of shares of common stock from the expected number of shares of common stock to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $ million.

Conflicts of interest

Affiliates of Carlyle beneficially own in excess of 10% of our issued and outstanding common stock. Because TCG Capital Markets L.L.C., an affiliate of Carlyle, is an underwriter, this offering is being made in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as TCG Capital Markets L.L.C. is not primarily responsible for managing this offering. TCG Capital Markets L.L.C. will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder. See “Underwriting (Conflicts of Interest).”

Proposed stock exchange symbol	“SARO”

Controlled company	Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE. After the consummation of this offering, Carlyle will continue to control us and have, among other things, the ability to approve or disapprove substantially all transactions and other matters requiring approval by stockholders, including the election of directors.

Dividend policy	We currently do not intend to declare any dividends on our shares of common stock in the foreseeable future. Our ability to pay dividends on our shares may be limited by the covenants contained in the agreements governing our outstanding indebtedness and applicable law. See “Dividend Policy.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 20 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

The number of shares of common stock to be outstanding after this offering excludes:

•

    shares of common stock that will become available for future issuance under the 2024 Incentive Award Plan (the “2024 Plan”), which will become effective in connection with the completion of this offering; and

•

    shares of common stock that will become available for future issuance under the 2024 employee stock purchase plan (the “ESPP”), which will become effective in connection with the completion of this offering.

Unless otherwise indicated, all information contained in this prospectus:

•	assumes an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	assumes no exercise by the underwriters of their option to purchase up to additional shares from us;

•	assumes the completion of the Restructuring Transactions; and

•	gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth our summary historical consolidated financial information as of June 30, 2024 and December 31, 2023 and 2022, and for the six months ended June 30, 2024 and 2023, and the fiscal years ended December 31, 2023, 2022 and 2021.

The summary historical consolidated statements of operations and summary historical consolidated statements of cash flow data presented below for the six months ended June 30, 2024 and 2023 and the historical consolidated balance sheet data as of June 30, 2024 presented below were derived from the unaudited condensed consolidated interim financial statements and the related notes thereto, included elsewhere in this prospectus. The summary historical consolidated statements of operations data and summary historical consolidated statements of cash flow data presented below for the years ended December 31, 2023, 2022 and 2021 and the consolidated balance sheet data as of December 31, 2023 and 2022 have been derived from, and should be read together with, our audited consolidated historical financial statements and the accompanying notes included elsewhere in this prospectus.

This information is a summary only and should be read in conjunction with “Risk Factors,” “Capitalization,” “Dilution,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

Our historical results are not necessarily indicative of results to be expected in future periods.

	Six Months Ended June 30,		Year Ended December 31,
	2024	2023	2023	2022	2021
(in millions, except share and per share data)
Consolidated statements of operations data:
Revenue	$2,582.9	$2,306.1	$4,563.3	$4,150.5	$3,479.9
Cost of revenue	2,216.9	1,980.2	3,928.0	3,604.8	3,063.4
Selling, general and administrative expenses	108.8	95.2	202.8	188.1	156.4
Amortization of intangible assets	46.6	46.5	93.7	93.7	94.0
Acquisition related costs	—	1.5	1.5	1.3	8.4

Operating income	210.6	182.7	337.4	262.6	157.7

Interest expense	155.6	151.3	309.6	243.0	205.3
Fees incurred for refinancing	4.9	—	19.9	—	—
Loss on debt extinguishment	3.6	—	6.2	—	—
Other income	—	(3.5)	(3.5)	(2.4)	(2.8)

Income (loss) before income taxes	46.5	34.9	5.1	22.0	(44.8)

Income tax expense (benefit)	37.9	47.5	40.2	43.0	(13.8)

Net income (loss)	8.6	(12.6)	(35.1)	(21.0)	(31.0)

Net loss attributable to non-controlling interest	—	—	—	—	(0.3)

Net income (loss) attributable to the stockholder	$8.6	$(12.6)	$(35.1)	$(21.0)	$(30.7)

Per share data:
Basic and diluted net income (loss) per share attributable to stockholder	$3.15	$(4.60)	$(12.84)	$(7.69)	$(11.25)
Basic and diluted weighted-average shares outstanding	2,730,210	2,730,210	2,730,210	2,730,210	2,730,210

	As of June 30, 2024	As of December 31,
		2023	2022
	(in millions)
Consolidated balance sheet data:
Cash	$60.3	$58.0	$120.1
Total assets	5,755.5	5,759.4	5,728.6
Total liabilities	4,596.5	4,612.7	4,529.6
Debt, including current portion(1)	3,275.7	3,198.8	3,188.3
Total stockholders’ equity	1,159.0	1,146.7	1,199.0

(1)

Includes unamortized discounts of $24.3 million, $26.9 million and $9.6 million as of June 30, 2024, December 31, 2023 and December 31, 2022, respectively, and unamortized deferred finance charges of $26.3 million, $33.6 million and $43.9 million, as of June 30, 2024, December 31, 2023 and December 31, 2022, respectively.

	Six Months Ended June 30,		Year Ended December 31,
	2024	2023	2023	2022	2021
	(in millions)
Consolidated statements of cash flows data:
Net cash (used in) provided by operating activities	$(18.1)	$(199.3)	$67.9	$27.3	$130.7
Net cash used in investing activities	(44.8)	(80.3)	(112.9)	(60.8)	(294.6)
Net cash provided by (used in) financing activities	65.9	204.0	(14.7)	(25.8)	233.2
Effect of exchange rate changes on cash	(0.7)	—	(2.4)	(3.8)	(3.4)

Net increase (decrease) in cash	2.3	(75.6)	(62.1)	(63.1)	65.9
Cash at beginning of period	58.0	120.1	120.1	183.2	117.3

Cash at end of period	$60.3	$44.5	$58.0	$120.1	$183.2

	Six Months Ended June 30,		Year Ended December 31,
	2024	2023	2023	2022	2021
	(in millions, except percentages)
Other data:(1)
Engine Services Segment Adjusted EBITDA(2)	$303.7	$269.3	$519.1	$447.7	$361.5
Component Repair Services Segment Adjusted EBITDA(2)	$70.3	$58.8	$125.3	$96.7	$77.4
Adjusted EBITDA(3)	$336.0	$291.7	$561.1	$475.4	$380.4
Net income (loss) margin	0.3%	(0.5)%	(0.8)%	(0.5)%	(0.9)%
Adjusted EBITDA Margin(4)	13.0%	12.6%	12.3%	11.5%	10.9%

(1)

In addition to our operating results calculated in accordance with GAAP, we use, and plan to continue using certain non-GAAP financial measures when monitoring and evaluating operating performance, including all of the measures presented in this table. The non-GAAP financial measures presented in this prospectus are supplemental measures of our performance that we believe help investors understand our financial condition and operating results and assess our future prospects. We believe that presenting these non-GAAP financial measures, in addition to the corresponding GAAP financial measures, are important supplemental measures that exclude non-cash or other items that may not be indicative of or are unrelated to our core operating results and the overall health of our company. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Key Performance Indicators and Non-GAAP Financial Measures” for an explanation on why we use these non-GAAP financial measures, their definitions, their limitations and reconciliations to their nearest GAAP financial measure.

(2)

Segment Adjusted EBITDA is the Company’s segment measure of profit or loss as defined by ASC 280. Segment Adjusted EBITDA for each respective segment does not include unallocated corporate costs. For additional information regarding Segment Adjusted EBITDA, see Note 24 and Note 18, “Segment

information” to our audited consolidated financial statements and unaudited condensed interim consolidated financial statements, respectively, included elsewhere in this prospectus.
(3)

We define Adjusted EBITDA as net income (loss) before interest expense, income tax expense (benefit), depreciation and amortization, further adjusted for certain non-cash items that we may record each period, as well as non-recurring items such as acquisition costs, integration and severance costs, refinance fees, business transformation costs and other discrete expenses, when applicable. We believe that Adjusted EBITDA is an important metric for management and investors as it removes the impact of items that we do not believe are indicative of our core operating results or the overall health of our company and allows for consistent comparison of our operating results over time and relative to our peers.

(4)

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by total revenue. We believe that Adjusted EBITDA Margin is an important metric for management and investors as it removes the impact of items that we do not believe are indicative of our core operating results or the overall health of our company and allows for consistent comparison of our operating results over time and relative to our peers.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus before deciding whether to purchase shares of our common stock. The occurrence of any of the events or developments described below could adversely affect our business, results of operations, financial condition and prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently believe are not material may also impair our business, results of operations, financial condition and prospects. The risks discussed below also contain forward-looking statements, and our actual results may differ materially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

We are affected by factors that adversely impact the commercial and business aviation industries.

As a provider of aftermarket services to the commercial and business aviation industries, we are greatly affected by the overall impact of U.S. and global macroeconomic conditions on those industries. The commercial and business aviation industries are historically cyclical and have been negatively affected in the past by geopolitical events, such as ongoing wars and conflicts (including in Ukraine and the Gaza strip and surrounding areas), terrorism, weather related events, acts of God, natural disasters, pandemics, disruption to fuel and oil production and supply shortages, high fuel and oil prices, environmental concerns (including climate change), lack of capital, inflationary pressures and conditions, economic sanctions, labor market shortages and weak economic conditions. The impact of instability and disruptions in the global financial markets has led, and may in the future lead, our customers to reduce domestic or international flight capacity. In addition, certain of our customers have in the past been impacted by tight credit markets and high interest rates, which has limited their ability to buy and finance parts, services, engines and aircraft.

A reduction in flight activity of aircraft and changes in customer travel patterns both in the United States and abroad has resulted in and may continue to result in reduced demand for aftermarket services, which we experienced during the height of the COVID-19 pandemic in 2020 and 2021. A deteriorating airline environment may also result in commercial airlines deciding to retire some of the aircraft that use engine platforms that we service, excess capacity in the aftermarket and increased competition for aftermarket service work and additional airline bankruptcies, and in such circumstances, we may not be able to fully collect outstanding accounts receivable. Reduced demand from customers caused by economic conditions, including tight credit conditions and customer bankruptcies, may adversely impact our financial condition or results of operations. In addition, weak national and local economic conditions, or changes in owner or operator fees or taxes by the Federal Aviation Administration (the “FAA”) or tax incentives by the U.S. Internal Revenue Service (the “IRS”), may contribute to a decline in the demand for business jet transportation, and thus would reduce the requirements for aftermarket services in the business aviation industry.

In addition, an increase in energy costs and the price of fuel could result in additional pressure on the operating costs of airlines and business jet operators, which comprise a substantial portion of our customers. The market for fuel is inherently volatile and is subject to, among other things, changes in government policy on fuel production, changes in tax policy related to fuel, fluctuations in the global supply of crude oil and disruptions in oil production or delivery caused by hostility in oil-producing areas. In addition, airlines and business jet operators are sometimes unable to pass on increases in fuel prices to customers by increasing fares or fees due to the competitive nature of the aviation industry, and this compounds the pressure on operating costs, and in turn, airlines’ and business jet operators’ ability to do business with us.

We are also subject to the risk that action by the FAA or any other regulatory authority could restrict or limit the utilization of aircraft with the engine platforms that we service or on the use of the engine platforms that we service, which could reduce demand for our services.

Our business, financial condition, results of operations and prospects have been and may continue to be adversely affected by these and other similar events that impact the commercial and business aviation industries.

Decreases in budget, spending or outsourcing by our military end-users could result in a reduction in the amount of services we provide to the various agencies and buying organizations of the U.S. government, which would materially reduce our revenue and adversely affect our business, results of operations and financial condition.

A portion of our revenue is derived from contracts, directly or indirectly, with the U.S. military that are subject to U.S. government contracting rules and regulations. A decline in the level of operational activity of the U.S. military or decreases in budget, spending or outsourcing by the U.S. military end-users could adversely affect our business, results of operations and financial condition. The demand for our aftermarket services in the military market is significantly dependent upon government budget trends, particularly the U.S. Department of Defense (“DoD”) budget. Services to our military end-users accounted for approximately $899.2 million, or 19.6%, of our revenue for the year ended December 31, 2023 and approximately $529.8 million, or 21%, of our revenue for the six months ended June 30, 2024. U.S. federal law currently prevents U.S. military departments and agencies from using more than 50% of their funding for depot-level maintenance of core assets of outsourced work without a waiver from the Secretary of Defense, which impacts the size of the overall market for our services. Additionally, the retirement of mature aircraft from the U.S. military may decrease the need for our aftermarket services. Defense spending by United States, Canadian, European and other governments worldwide has fluctuated in recent years, at times resulting in reduced demand for our services. Growth in revenue to our military customers depends upon continued outsourcing by military end-users of certain aftermarket service functions to the civil industrial base.

Companies engaged in supplying defense-related equipment and services to U.S. government agencies, whether through direct contracts with the U.S. government or as a subcontractor to customers contracting with the U.S. government, are subject to business risks specific to the defense industry. Our supply of products to the U.S. government is subject to such unique risks largely beyond our control. Our operations may be adversely affected due to an unexpected termination or modification of a significant contract by the government or a higher-tier contractor, including for non-performance or for convenience; a change in the government’s procurement priorities for any reason, including as a result of elections or failure to pass budget or appropriations statutes; a reduction in the volume of contracts or subcontracts awarded to us; or substantial cost overruns. For instance, the terms of defense contracts with the U.S. government generally permit the government or a higher-tier contractor to terminate or modify contracts partially or completely, with or without cause, at any time. We also face the risk that the U.S. government may unilaterally suspend or debar our customers, the prime contractor with whom we subcontract, or us from new contracts in the event of any alleged violations of procurement laws or regulations or for a lack of responsibility. Furthermore, the U.S. government retains discretion to revoke required security clearances. In addition, our subcontracts may be terminated or we may be required to renegotiate terms of our military contracts if the U.S. government threatens to terminate the contract of a primary contractor through whom we provide services. If we fail to renegotiate with the primary contractor, we and the primary contractor may lose all of our business related to such contract. Also, some of the tooling, equipment and materials we use in providing aftermarket services to the U.S. military are provided to us under the terms of contracts with the U.S. government or a prime contractor. If we were unable to use these government-furnished tooling, equipment and materials, we could be required to incur significant capital investment to fulfill our obligations under such contracts and could adversely affect our business, results of operations and financial condition.

In addition, DoD budgets could be negatively impacted by several factors, including, but not limited to, a change in defense spending policy as a result of the presidential election or otherwise, the U.S. government’s budget deficits, spending priorities (e.g., shifting funds to assist Ukraine in the Russia and Ukraine conflict or to assist Israel or appropriating budget to new development programs away from sustainment and maintenance of existing programs), the cost of sustaining the U.S. military presence internationally and possible political pressure to reduce U.S. government military spending, each of which could cause the DoD budget to remain unchanged or to decline. While current world tensions—including the conflicts in Ukraine and the Gaza strip and surrounding areas—are driving short-term spending increases, if future military spending declines, is redirected away from markets in which we operate or aircraft in which our services are used, or if military outsourcing decreases or ceases, our business results of operations and financial condition would be materially adversely affected. Additionally, unlike civil aviation, military organizations have discretion over their own maintenance regimens. Military aviation end-users may elect to reduce aftermarket service spending by lengthening the time between required overhaul for certain engines, which could adversely affect our business, results of operations and financial condition.

The U.S. government may review our costs and performance on their contracts, as well as conduct periodic audits of our accounting and general business practices. Based on the results of such audits, the U.S. government may adjust our contract-related costs and fees, including allocated indirect costs. In addition, under U.S. government purchasing regulations, some of our costs, including most financing costs, portions of research and development costs and certain marketing expenses may not be reimbursable under U.S. government contracts.

We depend on certain component parts and material suppliers for our engine repair and overhaul operations, and any supply chain disruptions or loss of key suppliers could adversely affect our business, results of operations and financial condition.

Our business depends on maintaining a sufficient supply of parts, components and raw materials to meet our customers’ demands and maintain the operation of our business and services. Global supply chain and labor markets are continuing to experience high levels of disruption, including recent disruption caused by attacks on commercial vessels in the Red Sea, causing significant materials and parts shortages, as well as delivery delays, labor shortages, distribution issues, energy cost increases and price increases. Current geopolitical conditions, including sanctions and other trade restrictive actions and strained intercountry relations, are contributing to these issues. These issues could lead to significant supplier performance failures and delays. Disruptions to our supply chain and business operations, or to our suppliers’ supply chains and business operations, could have adverse effects on our ability to provide aftermarket support and services to our customers and, thus, could adversely affect our business, results of operations and financial condition.

In particular, we source the materials, parts and components for our business from material suppliers and OEMs. Our authorizations from OEMs often require that we purchase component parts from the OEMs or their designated distributors. Our business, therefore, could be adversely impacted by factors affecting our OEMs and other suppliers (such as the destruction of our suppliers’ facilities or their distribution infrastructure, including damage or disruption by external factors, including wars or other conflicts, terrorism, weather-related events (including due to climate change), acts of God, natural disasters or other similar events, a work stoppage or strike by our suppliers’ employees or the failure of our suppliers to provide materials of the requisite quality), or by increased costs of such raw materials or components if we were unable to pass along such price increases to our customers.

For the six months ended June 30, 2024 and the year ended December 31, 2023, our four largest parts suppliers, which consisted of OEMs, accounted for a substantial majority of our total parts purchases. If we were to lose a key supplier or were unable to obtain the same levels or quality of deliveries from these suppliers and were unable to supplement those purchases with products obtained from other suppliers, it could adversely affect our business, results of operations and financial condition. In addition, if our key suppliers increase the prices of their products, it would negatively affect our operating results if we were not able to pass these price increases through to our customers, which could lead to decreased sales, profit margins and earnings.

In recent years, we have experienced supply chain delays from our key suppliers that impacted the availability of parts and materials and ultimately engine repair and overhaul throughput across all of our end markets. Any significant prolonged disruption or future delays could adversely affect our business, results of operations and financial condition. Because we strive to limit the volume of raw materials and component parts on hand, our business could be adversely affected if we were unable to obtain raw materials and components from our suppliers when we need them, in the quantities we require to operate our business or on favorable terms. Although we may identify alternative suppliers, or alternative raw materials or component parts, this could require substantial time to implement, particularly if it involves the lengthy and expensive aviation authority and OEM certification processes associated with aerospace products, which could prevent efficient replacement of a supplier, raw material or component part, and our ability to supply parts to our customers when needed could be impaired, which in turn could adversely impact our production timelines, fulfilment of customer contracts, revenue, profitability and reputation.

In addition, supply chain disruptions could cause significant production and delivery delays to any new or expanded product or engine platforms, such as providing aftermarket services to the LEAP platform and expanding aftermarket services on the CFM56 platform. Execution and implementation of new or expanded platforms, like the new LEAP platform and expanded CFM56 platform, depends in part on our suppliers having access to the materials and skilled labor they require and making timely deliveries to us. Any such disruptions to our supply chain and business operations, or to our suppliers’ supply chains and business operations, could have adverse effects on our ability to provide aftermarket support and services to our customers and, thus, could adversely affect our business, results of operations and financial condition.

Inflation has adversely affected us and may continue to adversely affect us by increasing our costs beyond what we can recover through price increases.

Inflation has adversely affected us in recent years by increasing our costs of labor, equipment, raw materials, freight and utilities. We strive to offset these items by price increases, operating improvements and other cost-saving initiatives and through contractual provisions that allow us to pass along material and other cost increases to customers. In certain end markets, implementing price increases may be difficult and there is no assurance that we will be successful. From time to time, we may encounter difficulties in obtaining certain raw materials or components necessary for production due to supply chain constraints and logistical challenges, which may also negatively impact the pricing of materials and components sourced or used in our services.

Future outbreaks and infectious diseases could adversely affect our business, results of operations and financial condition.

While the overall demand for commercial air travel has significantly recovered from the effects of the COVID-19 pandemic, the impact of future outbreaks, health concerns and infectious diseases could pose a threat to the commercial aviation industry, including our business and operations. Public health crises, including a resurgence of the COVID-19 pandemic (including through any new variant strains of the underlying virus), a new health epidemic or similar outbreak or other negative developments associated with the pandemic or outbreak (e.g., restrictive government policies or mandates), could disrupt supply chains, adversely affect the number of new commercial jet deliveries and the utilization of commercial and business aviation engines that we service and hinder or reverse the commercial flight activity recovery, leading to decreased worldwide commercial activity and a reduced demand for airline passenger and cargo services. Reduced flight activity negatively impacts the demand for our aftermarket services, and any prolonged reduction could materially and adversely affect our business, operating results and financial condition.

Moreover, prolonged pandemics, epidemics and similar outbreaks, or the threat thereof, could result in worker absences, lower productivity, voluntary or involuntary closure of our offices and facilities, travel restrictions for our employees and other disruptions to our business, including disruptions which are unanticipated or unknown at this time. Any of these could adversely affect our business, financial condition or results of operations.

Our ability to predict and respond to future changes resulting from potential health crises is uncertain. Even after a public health crisis subsides, there may be long-term effects on our business and the business of our customers, suppliers, vendors and other business partners, in economies in which we operate that could severely disrupt our operations and could adversely affect our business, results of operations and financial condition. As we cannot predict the duration, scope or severity of future public health crises, the negative financial impact to our results cannot be reasonably estimated and could be material.

Competition in our business is intense given the market in which we participate and the range of services that we provide within that market.

We operate in a highly competitive global industry and compete against a number of companies. Competitors in our product lines are both U.S. and foreign companies and range in size from divisions of large public corporations to small privately-held entities. Our primary competitors include the service divisions of OEMs, other independent aftermarket service providers, in certain cases the in-house maintenance services divisions of the commercial airlines and U.S. and foreign militaries, and engine component repair specialists. Certain characteristics of these competitors are as follows:

Service divisions of OEMs. The service divisions of OEMs, including GE Aerospace, CFM International, Pratt & Whitney, Rolls Royce, Honeywell and Safran, traditionally hold a sizeable aftermarket service market share on newer platforms, in order to support the installed base and generate technical insight into the performance of their engine models, which is particularly important early in the platform lifecycle. Service divisions of OEMs compete on the basis of their affiliations with OEMs, which may give them design authority, brand recognition, strong and long-term customer relationships beginning with the original sale of the engines, the ability to adapt more quickly to customer requirements involving technical specification changes, a diverse product and service base, significant financial resources, control over certification and control over sources and pricing of approved parts. OEMs may in the future attempt to perform a greater portion of the repair and overhaul services related to the engines they manufacture themselves or change the pricing or level of work scopes that we receive or have access to.

Other independent aftermarket service providers. Independent service providers like us are not affiliated with any one OEM or airline and are able to work on a wide range of engine platforms for many different customers. Most of the independent service providers of engine repair and overhaul services that compete with us, including MTU Aero Engines, ST Engineering Aerospace (“ST Aerospace”), SR Technics Switzerland AG (“SR Technics”), OGMA Indústria Aeronáutica de Portugal (“OGMA”) and Duncan Aviation, also operate under authorizations from OEMs. We also compete with independent service providers that do not have authorization from the OEMs or hold limited approvals or licensing agreements from the OEMs that only allow for the repair of certain engines or components. Independent service providers who currently do not compete with us may decide or attempt to provide services on engines that we currently service and for which they may or may not have OEM authorization. These competitors and potential competitors may have strong and long-term customer relationships and greater financial resources than us.

In-house maintenance service divisions of the commercial airlines. While recently there has been an increasing trend among commercial carriers to outsource engine aftermarket services, some of the large commercial airlines globally maintain in-house divisions, some of which provide services externally to third-party customers. In-house divisions have several competitive advantages over us, including captive engine fleets, leverage over OEMs and access to parts discounts via their captive airline, and may have greater financial resources than us.

U.S. and foreign militaries. The U.S. military has active aftermarket services facilities and activates new facilities from time to time, which displaces business that we might otherwise compete for. To protect national interests and foster job creation and national capability development, many foreign militaries also actively operate existing aftermarket services facilities and activate new facilities from time to time, which displaces business that we might otherwise compete for.

Engine component repair specialists. The engine component repair market is highly fragmented with many providers and varying levels of scale and breadth of capabilities. Within this market, we face competitors including scaled providers of component repairs such as HEICO, as well as a number of smaller, specialized repair providers that may focus on a limited number of components or platforms. Some of these competitors may have greater financial and other resources than we do.

We believe that providers of aftermarket services have traditionally competed on the basis of price, quality and the ability to perform repairs and overhauls efficiently. Developing and maintaining a competitive advantage will require continued investments in technology and innovation, engineering, operations, customer service and sales and marketing. We may not have sufficient resources to make the necessary investments and we may not be able to compete effectively. Furthermore, our business, results of operations and financial condition may be materially adversely affected by changes in the competitive environment, including any intensification of competition, which could lead to a loss of business and a decline in our margins.

Loss of an OEM authorization or license could negatively impact our ability to service an engine platform and damage our competitive advantage in such platform’s market.

OEMs grant participants in the aftermarket services sector authorizations or licenses to perform repair and overhaul services on the engines they manufacture. We currently have OEM authorizations or licenses for all of the engine platforms that we service. Any loss, revocation, suspension or non-renewal of an OEM authorization or license could negatively impact our ability to service certain engine platforms and significantly impact our competitive advantage in the market for that platform. For example, any loss or non-renewal of an OEM authorization or license could impact our competitiveness within a market by changing the pace at which we go to market and restricting us from benefits like discounts on parts, technical information, OEM warranty support and use of the OEM name in marketing. In addition, many of our OEM contracts that provide us the authorization or licenses contain provisions requiring consent to certain change of control transactions that have historically required and may in the future require us to pay significant fees in order to obtain such consent. If such consent is not obtained, these provisions may result in such contracts being terminated if there is such a change in control, resulting in a potential loss of revenue. In addition, these provisions may act as a deterrent to any attempt by a third party to acquire us.

A portion of our revenue is generated from engine platforms that are mature and for which the installed base is flat or declining. If we are unable to offset the resulting declines in revenue as engines are retired, then our business, results of operations and financial condition would be adversely affected.

The long-term prospects of our business depend in part on the size of the installed base across the engine platforms we service. A portion of our revenue is generated from engine platforms that are mature and for which the installed base is flat or declining. In addition, certain airlines operate new fleet types and/or newer generation aircraft and we may not have contractual arrangements to service these aircraft, nor technicians trained and certified to perform the required aftermarket services on such aircraft.

If we are unable to offset any declining installed base with price increases, market share gains or services for new or additional platforms, or if such new or additional platforms are not used as widely or at as high a rate as the engines that we currently service, then our business, results of operations and financial condition would be adversely affected.

A significant portion of our revenue is derived from a small number of customers.

We have derived, and may continue to derive, a significant portion of our revenue from a small number of customers. When all subsidiaries and divisions of a single parent are regarded as a single customer, for the six months ended June 30, 2024 and 2023, our top four OEM customers accounted for approximately 41% and 43% of our revenue, respectively. For the years ended December 31, 2023, 2022 and 2021, our top four OEM customers accounted for approximately 43%, 45% and 49% of our revenue, respectively. We cannot assure you that these customers will continue to contract with us on terms currently in effect or other terms which are favorable but not currently in effect, or whether they will elect to contract with our competitors or attempt to perform the services themselves. We are party to a number of long-term contracts with each of our top customers, with such contracts typically covering specific engine platforms or certain aspects of our relationship with the customer. Some of these customers have the right to terminate certain contracts without penalty with advance written notice. These contracts generally do not include any minimum purchase requirements for the customers and were made in the ordinary course of business. As a result, these customers could stop purchasing our services, reduce or defer the need for our services or request reduced pricing structures at any time. We may therefore need to adapt our pricing strategies in response to a customer who may seek concessions in return for its continued or increased business. In addition, a macroeconomic downturn or any other cause of consolidation in the commercial, military and business aviation industries or among our other customers could significantly increase the market share and bargaining power of a limited number of customers and give them significant additional leverage to negotiate more favorable terms and place greater demands on us. The loss of any of these customers, if not offset by revenue from new or other existing customers, or any inability of any customer to pay amounts as and when due, could adversely affect our business, results of operations and financial condition. A significant portion of our revenue from commercial, military and business aviation customers is derived from services we provide on behalf of OEMs as a subcontractor and authorized provider for services the OEMs provide to their customers. As a result, we could be adversely affected by changes in demand by OEMs or OEMs’ customers or by a loss or non-renewal of an OEM authorization for any of our platforms.

Aircraft engine OEMs, including GE Aerospace, CFM International, Rolls-Royce, Honeywell, Pratt & Whitney and Safran in addition to providing authorizations to service the engines they manufacture, are also significant customers as a result of subcontracting aftermarket services to us for contracts they have with their end customers. Our business, results of operations and financial condition could be adversely affected if these OEMs modify pricing, modify work scope requirements or reduce the volume of engines subcontracted to us, either because of decreased demand by their end users or because of an increase in the volume of aftermarket services provided directly by the OEMs. In addition, our business could be adversely affected if these OEMs or their end customers provide their own aftermarket services or engage other aftermarket service providers to subcontract for their services. Further, our business, results of operations and financial condition would be adversely affected if our relationships with the customers for whom we provide services as a subcontractor are reduced or discontinued.

In addition, many of our customer contracts are complex and contain provisions that could cause us to incur penalties, be liable for liquidated or actual damages and incur unanticipated expenses with respect to the timely delivery, functionality, deployment, operation and durability of our products and services. Any such penalties, damages or expenses could adversely affect our business, results of operations and financial condition.

We do not have volume commitments with our customers and, therefore, do not have guaranteed future sales.

Although we have long-term contracts with many of our customers, the majority of our contracts with these customers do not have volume commitments and, therefore, do not have guaranteed levels of future sales. Many of those customers may terminate the contracts on short notice and, in most cases, our customers have not committed to buy any minimum quantity of our products. In addition, in certain cases, we must anticipate the future volume of orders based upon the historic purchasing patterns of customers and upon our discussions with customers as to their anticipated future requirements, and this anticipated future volume of orders may not materialize.

The prices that we charge under our fixed-price contracts are predetermined and we bear the risk that our costs or lead time may exceed our estimates.

From time to time, we enter into multi-year, fixed-price contracts (including fixed-price arrangements based on engine utilization) with some of our customers, in which we have agreed to service engines for a price determined based on then-existing engine maintenance and usage data. In a fixed-price contract, we realize all the benefit or detriment resulting from any decreases or increases in the costs of servicing these products, with a greater risk to the costs in a high inflationary environment, which we are experiencing now.

Several factors may cause the costs that we incur in fulfilling these contracts to vary substantially from original estimates, including the actual condition of the customers’ engine fleet and our ability to inspect the condition of the customers’ aircraft prior to bidding. Many of our contracts do not permit us to recover the entirety of increases in raw material prices, taxes or labor costs. In addition, for our fixed-price arrangements based on engine utilization, the timing of payments from our customers may not coincide with the timing of costs incurred to perform the maintenance services under these agreements. In such cases, our cash flow and liquidity may be negatively impacted to the extent we incur significant costs in advance of the scheduled payments for such maintenance services.

Damage to our reputation or the reputation of other parties in the aerospace industry could hurt our business.

Damage to our reputation can cause significant harm to our business and prospects. Harm to our reputation can rise from numerous sources, including, among others, litigation or regulatory outcomes, compliance failures, quality escapes, cybersecurity breaches and unethical behavior. Negative publicity about us, whether or not true, may also result in harm to our prospects.

In addition, damage to the reputation of other parties in the aerospace industry, including OEMs and commercial airlines, could harm our business. If the reputation of the commercial airline industry is damaged, the need for our services in the commercial airline industry could be reduced, which would adversely affect our business, results of operations and financial condition.

Our operations depend on our facilities, which are subject to physical and other risks that could disrupt our business.

The facilities at which we provide services could be damaged or disrupted by external factors, including wars or other conflicts, terrorism, weather-related events (including due to climate change), acts of God, natural disasters or other similar events. These could result in potential damage to our physical assets as well as disruptions in production activities. Moreover, we are vulnerable to damage from other types of disasters, including power loss, grid failures, fire, explosions, floods, communications failures, technological disruptions and similar events. Disruptions could also occur due to health-related outbreaks and crises, cyber attacks, computer or equipment malfunction (accidental or intentional), operator error or process failures. Any of these events could result in prolonged interruption of our business. Any disruption resulting from these events could cause significant delays in service and shipments of engines and the loss of sales and customers. Should insurance and other risk transfer mechanisms be inadequate to recover all costs and compensate us for any of these events, it could adversely affect our business, results of operations and financial condition.

Implementing new or expanded platforms, products and services and keeping pace with technological or process developments in our industries may require significant capital and operational risk.

The commercial, military and business aviation industries are constantly undergoing development and change, and it is likely that new products, platforms, equipment, digital tools and methods which are more advanced, will be introduced in the future. We may need to make significant expenditures to fund and implement new or expanded platforms, such as the new LEAP platform and expansion of the CFM56 platform, and purchase new equipment.

New or expanded platforms with new technologies typically carry risks associated with design responsibility, development of new production tools, hiring and training of qualified personnel, increased capital and funding commitments, ability to meet customer specifications, delivery schedules and unique contractual requirements, supplier performance, subcontractor performance, ability of the customer to meet its contractual obligations to us, and our ability to accurately estimate costs associated with such platforms. We may face financial risks in connection with new or expanded platforms or technologies if we are not able to reduce the costs of these products over time, through experience and other measures, including the introduction of new designs, technologies, manufacturing methods and suppliers. In addition, any new or expanded platform may not generate sufficient demand or may experience technological problems or significant delays in the regulatory certification or manufacturing and delivery schedule. If we were unable to perform our obligations under new or expanded platforms to the customer’s satisfaction or expectations or manufacture products at our estimated costs, if we were to experience unexpected fluctuations in raw material prices or other fluctuations in supplier costs leading to cost overruns, if we were unable to successfully perform under revised design and manufacturing plans or successfully and equitably resolve claims and assertions, or if a new or expanded platform in which we had made a significant investment was terminated or experienced weak demand, delays or technological problems, our business, financial condition and results of operations could be adversely affected. This risk includes the potential for default, quality problems or failure to meet contractual requirements and could result in low margin or forward loss contracts, and the risk of having to write-off inventory or contract assets if they were deemed to be unrecoverable over the life of the platform. In addition, beginning new work on existing platforms carries risks associated with the transfer of technology, knowledge and tooling. Any of the foregoing risks or expenditures could adversely affect our business, results of operations and financial condition.

To perform on new or expanded platforms, we may be required to construct or acquire new facilities, requiring additional up-front investment costs. In the case of significant platform delays and/or platform cancellations, we could be required to bear certain unrecoverable construction and maintenance costs and incur potential impairment charges for the new facilities. We also may need to expend additional resources to determine an alternate revenue generating use for the facilities. Likewise, significant delays in the construction or acquisition of a plant site could impact production schedules.

In addition, we may need to make significant expenditures to keep pace with new technological or process developments in our industries. Technological development and expenditures pose a number of challenges and risks, including the following:

•	we may not be able to successfully protect the proprietary interests we have in our aftermarket services and component and accessory repair processes;

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as OEMs continue to develop and improve jet engines and aircraft components, we may not be able to repair parts that perform as well as those offered by OEMs or we may not be able to profitably sell our aftermarket services at lower prices than the OEMs;

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we may need to expend significant capital to (i) purchase new equipment and machines, (ii) train employees in new methods of servicing engines, components or parts and (iii) fund the research and development of new platforms; and

•	development by our competitors of patents or methodologies that preclude us from providing aftermarket services could adversely affect our business, financial condition and results of operations.

In addition, we may not be able to successfully develop new products, equipment or methods of repair and overhaul service, and the failure to do so could adversely affect our business, financial condition and results of operations.

Acquisitions, joint ventures, business combinations and inorganic investments may prove risky for us.

In the past we have pursued, and in the future we expect to continue to pursue, acquisitions, joint ventures, business combinations or inorganic investments involving us or any of our subsidiaries that we believe may present opportunities to enhance our market position, extend our technological capabilities, realize significant synergies, operating expense reductions or overhead cost savings or otherwise benefit our stockholders. This strategy will depend in part on whether any suitable acquisition candidates or other business combination opportunities are available at acceptable valuations and upon advantageous or acceptable terms and conditions, and our ability to finance the purchase consideration of any acquisitions. However, we may not be able to find suitable acquisition candidates to purchase or may be unable to acquire desired businesses or assets on economically acceptable terms or may be unable to receive necessary regulatory approvals or support. In addition, we may not be able to raise the capital necessary to fund future acquisitions. Because we may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including regulatory complications or difficulties in employing sufficient staff and maintaining operational and management oversight.

Any such acquisition, joint venture, business combination or inorganic investment that we pursue or complete could present a variety of risks, including:

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the incurrence of any debt or contingent liabilities and an increase in interest and amortization expenses or periodic impairment charges related to goodwill and other intangible assets as well as significant charges relating to integration costs;

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our failure to discover liabilities of the acquired company for which we may be responsible as a successor owner or operator despite any investigation we make before the acquisition, including potential exposure to regulatory sanctions resulting from an acquisition target’s previous activities;

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unanticipated costs, expenses or other liabilities, including as a result of an acquisition target’s violation of applicable laws, such as the U.S. Foreign Corrupt Practices Act (“FCPA”) or similar anti-bribery laws in non-U.S. jurisdictions, as well as post-closing asset impairment charges, expenses associated with eliminating duplicate facilities, litigation and other liabilities;

•	our inability to integrate the operations, technology and internal controls and retain and assimilate personnel of the acquired company;

•	our failure to realize the degree or timing of benefits we anticipate when we first enter into a transaction;

•	the diversion of management’s attention from our core operations as they attend to any transactional or business integration issues that may arise;

•	our inability to exit or wind down any unfavorable joint ventures on acceptable terms or without additional concessions to our joint venture partners;

•	our loss of key personnel of the acquired company; and

•	our becoming subject to material liabilities as a result of failure to negotiate adequate indemnification rights.

Any of the foregoing could adversely affect our business, results of operations and financial condition. In addition, accounting requirements relating to business combinations, including the requirement to expense certain acquisition costs as incurred, may cause us to incur greater earnings volatility and generally lower earnings during periods in which we acquire new businesses.

Risks Related to Financial and Accounting Matters

We have identified material weaknesses in our internal control over financial reporting. If our remediation of such material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to design and maintain effective internal control over financial reporting, our ability to accurately and effectively report our financial condition and results of operations in a timely manner or comply with applicable laws and regulations could be impaired, which may adversely affect investor confidence in us, subject us to litigation or significant financial or other penalties, and, as a result, affect the value of our common stock and our financial condition.

As a previously privately held company, we are not currently subject to Section 404 of the Sarbanes-Oxley Act, however, in connection with the preparation of the registration statement of which this prospectus forms a part, we identified material weaknesses related to three main areas: (i) our control environment; (ii) our control activities; and (iii) our information technology (“IT”) general controls. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. We did not formally design or maintain an effective control environment commensurate with the financial reporting requirements of a public company and we did not have the necessary business processes, systems, personnel and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company. This contributed to the following material weaknesses:

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Control environment: We did not have sufficient resources with an appropriate level of knowledge and experience in establishing controls or maintaining adequate written policies and procedures for accounting and financial reporting under SEC rules.

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Control activities: We did not formalize the design of certain controls related to the period-end reporting process and significant account balances. This includes ensuring that there is adequate documented evidence of a sufficient level of management review over complex estimates and judgmental areas of accounting and financial reporting.

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IT general controls: We lacked or did not consistently operate certain controls designed to maintain the integrity of user access, program change management and segregation of duties that would ensure proper implementation, operation and oversight of certain IT applications and data.

Management is committed to implementing changes to our internal control over financial reporting to ensure that the control deficiencies that contributed to the material weaknesses are remediated. To address our material weaknesses, we are now in the process of planning to implement measures designed to improve our internal control over financial reporting and remediate the control deficiencies that led to the material weaknesses. These measures include (i) hiring additional accounting and IT personnel to ensure the effectiveness of our processes and controls; (ii) formalizing the design and implementation of our financial control environment, including the establishment of formal accounting policies and procedures and financial reporting controls; and (iii) improving the design and testing of IT controls for IT systems that are relevant to the preparation of our financial statements.

While we believe these actions will contribute to the remediation of the material weaknesses we have identified, we have not completed the corrective processes, procedures and related evaluation or remediation that we believe are necessary. We cannot assure you that the measures we have taken to date, and that we are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or to avoid the identification of additional material weaknesses in the future. If the steps we take do not remediate the material weaknesses in a timely manner, or we identify new material weaknesses in the future, there could continue to be a reasonable possibility that these control deficiencies or others could result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected on a timely basis, any of which could diminish investor confidence in us and cause a decline in the price of our common stock.

If, when required in the future, we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected, and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our reported financial results may be adversely affected by changes in GAAP.

GAAP is subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. The accounting for our business is complex and is subject to change based on the evolution of our business model, interpretations of relevant accounting principles, enforcement of existing or new regulations and changes in SEC or other agency policies, rules, regulations and interpretations of accounting regulations. These complexities and other revisions to accounting standards could lead to a delay in the preparation and dissemination of our financial statements. Changes to our business model and accounting methods, principles or interpretations could result in significant changes to our financial statements, including changes in revenue and expenses in any period, or in certain categories of revenue and expenses moving to different periods and may result in materially different financial results and may also require that we change how we process, analyze and report financial information and our financial reporting controls. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period publicly released financial statements.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity and the amount of revenue and expenses. Significant estimates and judgments involve: determining the appropriate revenue recognition over time for our contracts, assessments of the fair value of assets acquired and liabilities assumed in business combinations, goodwill and other long-lived asset impairment assessments, provisions required for estimated inventory obsolescence or unmarketable inventory and valuation allowances required against deferred tax assets. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

We may be subject to risks relating to changes in our tax rates or exposure to additional income tax liabilities.

We are subject to income taxes in the United States and various non-U.S. jurisdictions. Our domestic and international tax liabilities are dependent upon the location of earnings among these different jurisdictions. Our future results of operations could be adversely affected by changes in our effective tax rate as a result of changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets, challenges by tax authorities or changes in tax laws or regulations. From time to time, changes in tax laws or regulations may be proposed or enacted that could adversely affect our overall tax liability. There can be no assurance that changes in tax laws or regulations, both within the United States and the other jurisdictions in which we operate, such as the proposed 15% global minimum tax under the Organisation for Economic Co-operation and Development Pillar Two, Global Anti-Base Erosion Rules (the “Pillar Two Rules”), will not materially and adversely affect our effective tax rate, tax payments, financial condition and results of operations. As of December 31, 2023, among the material jurisdictions in which we operate, only the United Kingdom and France have enacted legislation adopting the Pillar Two Rules, effective in 2024.

In addition, the amount of income taxes paid by us is subject to potential future audits by U.S. federal, state and local tax authorities and by non-U.S. tax authorities. If an audit results in an assessment, future financial results may include unfavorable adjustments to our tax liabilities, which could adversely affect our business, results of operations and financial condition.

We are dependent upon continued availability of financing to manage our business and to execute our business strategy, and additional financing may not be available on terms acceptable to us.

Our ability to manage our business and to execute our business strategy is dependent, in part, on the continued availability of debt and equity capital. We intend to continue to make investments to execute our business strategy and may require additional funds for such development. In addition, our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds to execute our business strategy through the issuance of new equity securities, debt or a combination of both. Access to the debt and equity capital markets may be limited by various factors, including the condition of overall credit markets, general economic factors, interest rates, bank failures, the state of the aviation industry, our level of indebtedness, our financial performance and credit ratings. These events may have an adverse effect on us. In the event of a market downturn, our results of operations could be adversely affected by those factors in many ways, including making it more difficult for us to raise funds if necessary, and our stock price may decline. In addition, debt and equity capital may not continue to be available to us on favorable terms, or at all, particularly due to our substantial indebtedness. See “—Risks Related to Our Indebtedness—Our substantial indebtedness could adversely affect our financial condition, limit our ability to raise additional capital to fund our operations and prevent us from fulfilling our obligations under our indebtedness.” Our inability to obtain financing on favorable terms, fund our capital requirements or invest in future growth opportunities could adversely affect our business, results of operations and financial condition.

Risks Related to Information Technology, Intellectual Property and Cybersecurity

If we or our third-party partners fail to protect Confidential Information and/or experience data security incidents, there may be damage to our brand and reputation, material financial penalties and legal liability, which would materially adversely affect our business, results of operations and financial condition.

We rely on computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, “IT Systems”). We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services, including but not limited to cloud computing and SaaS services. We and certain of our vendors and other third-party partners collect, maintain and process data about our customers, employees, vendors, business partners and others, as well as proprietary information belonging to our business, our customers, business partners and others, such as trade secrets (collectively, “Confidential Information”).

Like other companies, we regularly experience cyber-based attacks. Cybersecurity threats are continuously evolving and include, but are not limited to, both attacks on our IT Systems and attacks on the IT systems of our customers, suppliers, subcontractors and other third parties with whom we do business routinely, both on premises and in the cloud, attempting to gain unauthorized access to our confidential, proprietary, or otherwise protected information, regulated data, or information relating to our employees, customers and other third parties, or to disrupt our systems or the systems of third parties. Numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, particularly those adverse to the security interests of the United States and its allies, which target us and other defense contractors, as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, and as a result of malicious code embedded in open-source software, or misconfigurations, “bugs” or other vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) IT systems, products or services. Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools—including artificial intelligence—that circumvent security controls, evade detection and remove forensic evidence. Due to the evolving threat landscape, we and our third-party suppliers and vendors may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our IT Systems, Confidential Information or business.

While we have taken steps towards implementing a cybersecurity risk management program and processes, there can also be no assurance that such program and processes we implement, including policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information. In some cases, we must rely on the safeguards put in place by our customers, suppliers, subcontractors and other third parties to protect against and report cyber threats and attacks. Because we make extensive use of third-party suppliers and vendors, such as cloud services and SaaS platforms that support our internal and customer-facing operations, successful cyberattacks that disrupt or result in unauthorized access to third-party IT Systems can materially impact our operations and financial results. Any integration of artificial intelligence in our or any third party’s operations, products or services is expected to pose new or unknown cybersecurity risks and challenges. In addition, as a result of the rapid pace of technological change, we and our customers, suppliers, subcontractors and other third parties with whom we conduct business continue to rely on legacy systems and software, which can be more vulnerable to cyber threats and attacks. Moreover, in light of our acquisition and business combinations strategy, we have acquired and continue to acquire companies with cybersecurity vulnerabilities, unsophisticated security measures and/or legacy technology equipment and software, which exposes us to significant cybersecurity, operational and financial risks. Further, remote and hybrid working arrangements at our company (and at many third-party providers) also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks. As a result, given the unpredictability, nature and scope of cyberattacks, it is possible that we are unable to defend against all cyberattacks, that potential vulnerabilities could go undetected and persist in the environment for an extended period, or that we may otherwise be unable to mitigate customer losses and other potential consequences of these attacks.

Further, the sophistication, availability and use of artificial intelligence by threat actors present an increased level of risk. As a result, we and certain of our third-party providers regularly experience cyberattacks and other incidents, and we expect to continue to experience more frequent and increasingly advanced cyberattacks in varying degrees. We cannot guarantee that these will not have a material impact on our operations or financial results. Additionally, in some cases, we must rely on the safeguards put in place by our customers, suppliers, vendors and other third parties to protect against and report cyberattacks. We could potentially be subject to production downtimes, operational delays, other detrimental impacts on our operations or ability to provide products and services to our customers, the compromise of our IT Systems or Confidential Information, misappropriation, destruction or corruption of data, security breaches, other manipulation or improper use of our or third-party systems, networks or products, financial losses from remedial actions, loss of business, or potential liability, penalties, fines and/or damage to our reputation. Any of these could have a material adverse effect on our competitive position, results of operations, financial condition or liquidity. Due to the evolving nature of such risks, the impact of any potential incident cannot be predicted. Any adverse impact to the availability, integrity or confidentiality of our IT Systems or Confidential Information can result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, negative reputational impacts that cause us to lose existing or future customers, and/or significant incident response, system restoration or remediation and future compliance costs. Any or all of the foregoing could adversely affect our business, results of operations and financial condition. Finally, we cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.

In addition, we are subject to domestic and international cybersecurity-related laws and regulations, alongside government, customer and other cyber and security requirements. The scope and breadth of these requirements have expanded our compliance obligations, and cybersecurity regulatory enforcement activity has grown. We expect the regulatory environment and compliance requirements, including the application and interpretation of such requirements, to continue to evolve, and staying apace with these regulatory changes could require us, our suppliers and our business partners to modify existing practices, increase operational and compliance expenditures, and incur new or additional information technology and product development expenses. Given that compliance with such requirements and regulatory changes can take time, it is possible that our practices may not at all times comply fully or partially with all applicable requirements. For example, certain of the Company’s contracts are subject to the Cyber security and IT controls requirements of Defense Federal Acquisition Regulation Supplement (“DFARS”) for the protection of “covered defense information” (as that term is defined in DFARS 252.204-7012). Additionally, as a contractor to the DoD, we must comply with the controls outlined in the National Institute of Standards and Technology Special Publication 800-171, its assessment reporting requirements and/or the DoD’s specific agency cybersecurity requirements.

Furthermore, based on the timeline developed by the ongoing U.S. government federal rulemaking, we anticipate we will become subject to enhanced requirements, including potential Cybersecurity Maturity Model Certification (“CMMC”) assessments and/or certifications in late 2024 or 2025. Depending on the U.S. DoD agency and type of contract, we might be required to receive specific third-party cybersecurity certifications to be eligible for contract awards. Any failure to comply with these requirements could restrict our ability to bid for, be awarded and/or perform on DoD contracts. The DoD expects that all new contracts will be required to comply with the CMMC by 2026, and initial requests for information and for proposal have already begun. To the extent we, or our subcontractors or other third parties on whom we rely, are unable to achieve certification in advance of contract awards that specify the requirement, we may be unable to bid on contract awards or follow-on awards for existing work with the DoD, which could materially and adversely affect our results of operations, financial condition, business and prospects. We will also be required to go through a recertification process periodically, which may increase our costs of compliance relating to such certification and may cause operational delays. In addition, any obligations that may be imposed on us under the CMMC may be different from or in addition to those otherwise required by applicable laws and regulations, which may cause additional expense for compliance. Further, as a United Kingdom government contractor, we are required to demonstrate our Cyber Essentials Certification on an annual basis. Due to our current contracts with the Australian Government, we must also comply with the eight cybersecurity controls outlined by the Australian Cyber Security Center (ACSC) Essential Eight framework. Actual or perceived non-compliance with such requirements could result in reputational, litigation and financial risks, losses and liabilities under our current contracts and adversely impact the prospects for certain new ones.

Compliance with ever evolving federal, state and foreign laws relating to the handling of information about individuals involves significant expenditure and resources, and any failure by us or our vendors to comply may result in significant liability, negative publicity and/or an erosion of trust, which could adversely affect our business, results of operations and financial condition.

We receive, store, handle, transmit, use and otherwise process business information and information related to individuals, including from and about actual and prospective customers, as well as our employees and vendors. We also depend on a number of third-party vendors in relation to the operation of our business, a number of which process data on our behalf and have access to our information systems.

We and our vendors are subject to a variety of federal, state and foreign data privacy laws, rules, regulations, industry standards and other requirements, including those that apply generally to the handling of information about individuals, and those that are specific to certain industries, sectors, contexts, or locations. These requirements, and their application, interpretation and amendment are constantly evolving and developing. For example, in the United States, the Federal Trade Commission and state regulators enforce a variety of data privacy issues, such as promises made in privacy policies or failures to appropriately protect information about individuals, as unfair or deceptive acts or practices in or affecting commerce in violation of the Federal Trade Commission Act or similar state laws. In addition, certain states have adopted new or modified privacy and security laws and regulations that may apply to our business. For example, the California Consumer Privacy Act (“CCPA”) requires covered businesses that process personal information of California residents (including residents acting in an employment and business-to-business capacity) to, among other things: provide certain disclosures to California residents regarding the business’s collection, use and disclosure of personal information; receive and respond to requests from California residents to access, delete and correct their personal information, or to opt-out of certain disclosures of their personal information; and enter into specific contractual provisions with service providers that process California resident personal information on the business’s behalf.

The enactment of the CCPA has prompted a wave of similar laws in other states in the United States, and there also remains interest in greater regulation regarding the processing of personal information at the federal level as well, which creates a patchwork of overlapping but different state laws. As we have expanded, and may continue to expand, our international presence, we are and may become subject to additional laws relating to the processing of information in countries in which we operate and have customers, including Australia, Brazil, Canada, the European Union, Singapore, South Africa and the United Kingdom. Personal information is increasingly subject to regulation in these and other jurisdictions in which we operate, and the requirements can be more restrictive and rigorous than those in the United States.

In particular, we are subject to data protection laws in Europe including the General Data Protection Regulation 2016/679 and the United Kingdom General Data Protection Regulation and Data Protection Act of 2018 (collectively, the “GDPR”), which impose stringent data protection obligations for processors and controllers of personal data with the risk of enforcement action, civil claims (including class actions), significant penalties or requirements for us to cease or change how we process personal data and conduct our business.

Amongst other things, the GDPR regulates cross-border transfers of personal information out of the European Economic Area and the United Kingdom. European case law and guidance have imposed additional onerous requirements in relation to data transfers, and we expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect international transfers from the European Union and the United Kingdom to continue to be subject to enhanced scrutiny by regulators. As regulatory guidance and the enforcement landscape develops, we could suffer additional costs, complaints and/or regulatory investigations or fines, or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, financial condition and results of operations.

Applicable requirements regarding data privacy and the processing of information in the United States, Europe and other jurisdictions, and the application and interpretation of such requirements, are continuously evolving and subject to potentially differing interpretations, which increases the complexity of compliance and has required, and may require in the future, us to modify our practices, implement a variety of compliance measures, and incur compliance-related costs and expenses. It is also possible that we could become subject to a regulatory inquiry or investigation, and be required to take additional compliance steps or incur costs in remediating any identified issues. We are currently in the process of developing and updating our policies, procedures and data transfer mechanisms in accordance with requirements under applicable data privacy and protection laws and regulations. Additionally, as these requirements may be inconsistent from one jurisdiction to another or conflict with other rules or our practices, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations.

Moreover, it is possible that new laws, regulations and other requirements, or amendments to or changes in interpretations of existing laws, regulations and other requirements, may require us to incur significant costs, implement new processes, or change our handling of information and business operations. In addition, any failure, or perceived failure, by us to comply with any U.S. federal, state or foreign privacy, processing of personal information, consumer protection or e-marketing related laws, regulations, standards or other requirements to which we may be subject or other legal obligations relating to these matters, any regulatory inquiry, or any significant data breach, could adversely affect our reputation, brand and business, result in claims, investigations, proceedings or actions against us by individuals, consumer rights groups, private and public customers, governmental regulatory entities or others or other penalties or liabilities, or require us to change our operations and/or cease using certain data sets. We could incur significant costs in responding to any inquiries or investigating and defending such claims, investigations, proceedings or actions and, if found liable, pay significant damages or fines or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, results of operations and financial condition could be adversely affected.

A disruption of our IT Systems and capabilities could lead to business disruption and could harm our reputation and result in financial penalty and legal liabilities, which would reduce our revenue and have a material adverse effect on our business, financial condition and results of operations.

Our business operations are reliant on our IT Systems and any interruption may impair our ability to provide our services to our customers. In addition to potential disruptions to our IT Systems from cyber-attacks and cybersecurity incidents, we also face potential disruptions resulting from equipment failures, shutdowns, power outages, human errors and other events, including disruptions experienced by service providers and other third parties. We may also experience disruptions during the implementation, upgrade or subsequent operation of our IT Systems, including supporting the legacy systems of acquired companies. Moreover, as we transition to new systems, our ability to timely mitigate, manage and patch vulnerabilities related to legacy systems and related legacy third-party technologies could impact security as well as our day-to-day operations. As a result, upgrades to our IT Systems may be expensive undertakings, may not be successful and/or could be abandoned. Additionally, if such upgraded IT Systems fail to operate or are unable to support our growth, our business operations could be severely disrupted, and we could be required to make significant additional expenditures to remedy any such failure.

We could also encounter threats to our physical security, including our facilities and personnel, and threats from workplace violence, civil unrest, terrorism, or similar acts, any of which could disrupt our IT Systems and business. Our business, and the business of our suppliers, subcontractors, service providers and customers, could be disrupted by public health crises, such as pandemics and epidemics, and governmental, business and individual actions taken in response, damaging weather or other acts of nature, or other events outside our control. The impact of any such disruptions is difficult to predict, but could lead to operational delays and detrimental impacts on our operations, diversion of management’s attention and resources or loss of business.

Any of these developments could have a material and adverse effect on our business, financial condition and results of operations.

If we are unable to maintain, protect or enforce our rights in our proprietary technology, brands or other intellectual property, our competitive advantage, business, financial condition and results of operations could be harmed.

Our success is dependent, in part, upon protecting our intellectual property rights, including those in our brands and our proprietary know-how and technology. We rely on a combination of trademark, patent, trade secret, copyright and other intellectual property laws as well as contractual arrangements to establish and protect our intellectual property rights. While it is our policy to protect and defend our rights to our intellectual property, we cannot predict whether the measures that we have taken will be adequate to prevent infringement, misappropriation, dilution or other violations of our intellectual property rights, or that we will be able to successfully enforce our rights. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could result in an adverse effect on our business, financial condition and results of operations.

We rely on our trademarks and trade names to distinguish our services from the services of our competitors, and have registered or applied to register our key trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our services, which could result in loss of brand recognition, and could require us to devote resources advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

While software and other of our proprietary works may be protected under copyright law, we have not registered any copyrights in these works, and instead, we primarily rely on protecting our software as a trade secret. In order to bring a copyright infringement lawsuit in the United States, the copyright must first be registered. In addition, certain of our proprietary technologies were developed under contracts with the U.S. government under which the U.S. government retains certain license rights to such technologies. Accordingly, although we may be able to pursue federal and state remedies for trade secret misappropriation, the remedies and damages available to us under U.S. copyright laws for unauthorized use of our software may be limited.

Although we attempt to protect certain of our proprietary technologies by entering into confidentiality agreements with our employees, consultants and others who have access to such technologies and information, these agreements may be breached, and we cannot guarantee that we will have sufficient remedies in the event of the agreements are breached. Furthermore, trade secret laws do no not prevent our competitors from independently developing technologies that are substantially equivalent or superior to ours. Accordingly, despite our efforts to maintain these technologies as trade secrets, we cannot guarantee that others will not independently develop technologies with the same or similar functions to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors. Policing unauthorized use of our know-how, technology and intellectual property is difficult, costly, time-consuming and may not be effective. Third parties may knowingly or unknowingly infringe our proprietary rights. We may be required to spend significant resources to monitor and enforce our intellectual property rights. Any litigation could be expensive to resolve, be time consuming and divert management’s attention, and may not ultimately be resolved in our favor. Furthermore, if we bring a claim to enforce our intellectual property rights against an alleged infringer, the alleged infringer may bring counterclaims challenging the validity, enforceability or scope of our intellectual property rights, and if any such counterclaims are successful, we could lose valuable intellectual property rights. Any of these events could seriously harm our business.

We rely on OEM authorizations and licenses in order to provide certain of our repair and overhaul services for engine platforms. Our breach of any of these licenses may result in their termination or expose us to financial liability or legal claims and could require us to cease using the OEM technology or technical information. Our loss of such licenses or inability to license such rights in future may result in a loss of competitive advantage, decrease in our revenue or increase in our operating expenses or otherwise adversely affect our business, financial condition and results of operations.

If third parties claim that we infringe upon their intellectual property rights, our operations could be adversely affected.

We may become subject to claims that we infringe, misappropriate or otherwise violate the intellectual property rights of others. Even if we believe these claims are without merit, any claim of infringement, misappropriation or other violation could cause us to incur substantial costs defending against the claim and could distract management and other personnel from other business. Any successful claim of infringement against us could require us to pay substantial monetary damages, require us to seek licenses of intellectual property from third parties or prevent us from using certain trademarks and require us to rebrand our services. Any licensing or royalty agreements, if required, may not be available on commercially reasonable terms or at all. Any of the foregoing could have a negative impact on our business, financial condition and results of operations.

Risks Related to Government Regulation and Litigation

We will not be able to operate our business if we fail to comply with or obtain and maintain the necessary regulatory approvals.

We operate in a highly regulated industry, subject to regulation under a wide variety of U.S. federal and state and non-U.S. laws, regulations and policies that require ongoing compliance efforts. We need a number of regulatory approvals to perform the services that we provide. In addition, most of our authorizations with OEMs terminate at the option of the OEM if we fail to obtain or maintain necessary regulatory approvals or fail to comply with applicable regulations.

Failure to obtain, maintain or comply with regulatory approvals, or the costs associated with obtaining, maintaining or complying with any such regulatory approvals, could adversely affect our business, results of operations and financial condition. Regulatory authorities monitoring our performance and products include the FAA in the United States, the European Union Aviation Safety Agency, the U.K. Civil Aviation Authority, Transport Canada and others. Certain of these regulatory authorities require, among other things, that we:

•	periodically undergo extensive inspections and audits of our facilities and practices;

•	obtain and maintain certifications from regulatory authorities to provide service for commercially operated aircraft engines; and

•	obtain and maintain recognized quality approvals, such as AS9110 (the standard for repair stations).

The DoD, the Canadian military and most other military organizations to which we provide services similarly require us to comply with all applicable government regulations when servicing their equipment and may conduct reviews similar to those conducted by civil regulatory authorities. We are also subject to U.S. Department of Commerce, U.S. Department of Treasury and U.S. Department of State regulations and other governmental trade regulations including regulations that govern citizenship and nationality that can increase costs and add to the complexity of doing business with aerospace and defense products.

We must comply with various laws and regulations relating to the export of products, services and technology and the economic and trade sanctions and other laws and regulations imposed, administered and enforced by the United States and other countries having jurisdiction over our operations. In the United States, these laws include, among others, the U.S. Export Administration Regulations (“EAR”) administered by the U.S. Department of Commerce, the U.S. Department of Labor, the Bureau of Industry and Security, the International Traffic in Arms Regulations (“ITAR”) administered by the U.S. Department of State, the Directorate of Defense Trade Controls (“DDTC”) and the economic and financial sanctions and trade embargoes administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State. Certain of our products have military or strategic applications and are on the munitions list of the ITAR, or represent so-called “dual use” items governed by the EAR. As a result, these products require individual validated licenses in order to be exported to certain jurisdictions. In addition, we must maintain a registration with DDTC under the ITAR. Sanctions laws and regulations, including those administered by OFAC, generally prohibit (unless authorized by relevant authorities) transactions or other business with certain countries or territories and individuals and entities that are targeted by sanctions, including those areas subject to U.S. trade embargoes (currently Cuba, Iran, Syria, North Korea, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic) and individuals and entities listed on OFAC’s Specially Designated Nationals and Blocked Persons List, as well as similar lists maintained by relevant regulators. Any failures to comply with these export controls and sanctions laws and regulations could result in civil or criminal penalties, fines, investigations, adverse publicity and restrictions on our ability to export our products, and repeat failures could carry more significant penalties, including the loss of export privileges. Any changes in export controls or sanctions or laws or regulations may further restrict the export of our products or the services that we may provide. Any restrictions on the export of our products or product lines, or on the services that we provide, could adversely affect our business, results of operations and financial condition.

In addition, we may become subject to new governmental regulations if we expand our business into new countries or sell new products or services. The imposition of new, different or more stringent regulations could also materially adversely affect us because we might be unable to comply with them or compliance may require significant additional expenditures. Our inability or other failure to comply with the applicable laws of the countries in which we do business could result in fines and penalties being imposed by foreign governments or the U.S. government. Additionally, non-compliance with laws could result in OEM contract terminations or non-renewals or the loss of contracts or suspension or debarment from contracting with the U.S. government, any or all of which could adversely affect our business, results of operations and financial condition.

Our operations outside of North America are exposed to various risks, which could adversely affect our business, results of operations and financial condition.

Our business is subject to certain risks associated with doing business internationally. Most of our operations are in North America, but we also have operations in other markets and may, in the future, expand organically or through acquisition into additional markets. We have a presence in many different countries, with facilities in 11 countries. Revenue from our customers outside of the United States and Canada represented approximately 30% and 29% of our total revenue for the six months ended June 30, 2024 and the year ended December 31, 2023, respectively.

International operations are subject to many additional risks, including:

•	the burden of complying with multiple and possibly conflicting laws and any unexpected changes in regulatory requirements;

•	exchange controls, import and export restrictions and tariffs and other trade protection measures;

•	political risks, including risks of loss due to civil disturbances, acts of terrorism, acts of war, guerilla activities and insurrection;

•	unstable economic, financial and market conditions and increased expenses as a result of inflation, or higher interest rates; and

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potentially adverse tax consequences from changes in tax laws, requirements relating to withholding taxes on remittances and other payments by subsidiaries and restrictions on our ability to repatriate dividends from our subsidiaries.

Furthermore, we have global operations and are subject to laws and regulations, such as the FCPA, the U.K. Bribery Act and similar worldwide anti-bribery laws, which generally prohibit companies and their employees, agents and contractors from directly or indirectly making improper corrupt payments to government officials (and, under some laws, to private counterparties) for the purpose of obtaining or retaining business or an unfair business advantage. As an issuer, we are also subject to the FCPA’s books and records and internal controls provisions. Although we have implemented what we believe to be reasonable policies and procedures to promote compliance with applicable anti-bribery laws, we cannot guarantee that our employees and agents will comply with these policies or laws. Investigations of non-compliance can be disruptive and costly, and failure to comply with these laws could subject us to civil and criminal penalties that could adversely affect our business, results of operations and financial conditions.

We are monitoring the ongoing conflicts between Israel and Hamas and between Russia and Ukraine and the related export controls and financial and economic sanctions imposed on certain industry sectors, including the aviation sector, and parties in Russia by the United States, the United Kingdom, the European Union and others. Although the conflicts have not, nor are expected to, have a direct material adverse impact on our business, the implications of the Israel and Hamas and Russia and Ukraine conflicts in the short-term and long-term are difficult to predict at this time. Factors such as increased energy costs, the availability of certain raw materials for engine components, parts and accessories, embargoes on flights from certain airlines, sanctions on certain individuals and companies, and the stability of certain customers could impact the global economy and aviation sector.

Any one of these factors could materially adversely affect our sales of products or services to international customers, which could materially adversely affect our business, results of operations and financial condition.

We are subject to environmental, health and safety laws and regulations, violations of which could result in substantial costs, liabilities and impacts to our business and operations.

Our operations are subject to federal, state and local laws and regulations relating to the environment and health and safety in the United States and in the foreign jurisdictions in which we operate, including those relating to the generation, storage, treatment, disposal handling, use and transportation of hazardous materials, emissions and discharges to air, soil and water, remediation of contaminated soil and ground water, occupational health and safety and other environmental matters. Environmental laws and regulations may require that we investigate and remediate the release or disposal of materials at sites associated with past and present operations or sites to which we have transported wastes. We have incurred and will likely continue to incur liabilities under various government statutes for the cleanup of pollutants previously released into the environment. While we do not anticipate that compliance with current environmental, health and safety laws and regulations, or any payments we may be required to make for cleanup liabilities, will adversely affect our business, results of operations and financial condition, these laws and regulations are becoming increasingly stringent, which may make compliance with such requirements more difficult or costly in the future or otherwise adversely affect our operations.

Certain environmental laws and regulations also impose strict joint and several liability for contamination or releases of hazardous substances or petroleum on former and current owners and operators of real property and in connection with third-party sites where parties have disposed wastes. These environmental laws can impose cleanup responsibility and liability without regard to whether the owner or operator knew of or caused the contamination or release. The liability under these laws has been interpreted to be strict, joint and several unless the harm is divisible and there is a reasonable basis for allocation of the responsibility. Historical contamination is known or suspected to exist at certain of our facilities. Certain of our facilities contain or have contained asbestos and lead based paint. Under some circumstances, we could be held responsible for cleaning up contamination at or emanating from our facilities, including facilities that we have sold or transferred to other companies, or at or emanating from waste disposal sites we use or have used in the past. We could also be held liable for any damages resulting from our workforce’s occupational exposure to such contamination, including harmful agents associated with the engines and other equipment we service, and we may be required to manage, remove, remediate or abate hazardous conditions at our facilities, such as asbestos and lead based paint. It is possible that such environmental liabilities and other costs could materially adversely affect our business, results of operations and financial condition.

Such laws and regulations require us to obtain, maintain and renew environmental permits, licenses and approvals from governmental authorities. The regulatory environment relating to such permits, authorizations and approvals is uncertain and there can be no assurance that all permits, authorizations and/or approvals can or will be obtained. These authorities can modify or revoke such permits and can enforce compliance with environmental laws, regulations and permits by issuing orders and assessing fines. We incur capital and operating costs to comply with such laws, regulations and permits. We cannot assure you that regulators will not successfully challenge our compliance or require us to expend significant amounts to comply with applicable environmental laws or otherwise adversely affect our business, results of operations and financial condition.

Many U.S. laws governing environmental matters include criminal provisions. If we were convicted of a violation of the federal Clean Air Act or Clean Water Act, the facility or facilities involved in the violation would be ineligible to be used in performing any U.S. government contract we are awarded, until the Environmental Protection Agency thereafter certifies that the condition giving rise to the violation has been corrected.

Additionally, we expect to be impacted by laws or regulations imposed in response to concerns over climate change, including laws or regulations imposing disclosure requirements. For example, the SEC adopted rules that will require companies to provide certain climate-related disclosures, although the SEC has issued an order to stay the rules pending the outcome of litigation challenging the rules. While we are still assessing the scope and impact of this rule given how recently it was adopted, we anticipate that these rules, to the extent they ultimately go into effect, as well as other climate-related regulation and legislation, may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls, processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors. Changing expectations and requirements concerning climate change, including with respect to greenhouse gas emissions, could subject us to additional costs and restrictions, including compliance costs and increased energy and raw materials costs.

The strategic priorities and financial performance of our business are subject to market and other dynamics related to efforts to reduce greenhouse gas emissions, which can pose risks in addition to opportunities.

Given the nature of our business and the industries we serve, we must anticipate and respond to market, technological, regulatory and other changes driven by broader trends related to greenhouse gas emission reduction efforts in response to climate change and energy security concerns. These changes present risks for our business, which provides services to customers in the aviation sector that have historically been carbon intensive, and we expect will remain important to efforts globally to lower greenhouse gas emissions. In the aerospace industry, greenhouse gas emission reduction over time may require a combination of continued technological innovation in the fuel efficiency of engines, expanded use of sustainable aviation fuels and the further development of hybrid-electric and electric flight and hydrogen-based aviation technologies. The risk of insufficient availability of low carbon fuels (such as sustainable aviation fuels or hydrogen) may compromise the pace and degree of emission reduction within the aviation sector. Our success in advancing greenhouse gas emission reduction objectives across our business will depend in part on the actions of governments, regulators and other market participants to invest in infrastructure, create appropriate market incentives and to otherwise support the development of new technologies. The process of developing new high-technology products and enhancing existing products to mitigate climate change is often complex, costly and uncertain, and we may pursue strategies or make investments that do not prove to be commercially successful in the time frames expected or at all.

A failure by us or other industry participants to invest successfully in these technological developments, or to adequately position our businesses to benefit from the growth in adoption of new technologies, could adversely affect our competitive position, business, ability to attract and retain talent, results of operations, cash flows and financial condition. In addition, we face increasing expectations from many customers, suppliers, governments, regulators, investors, banks and project financiers regarding the roles that the private sector and individual companies play in decarbonization, which can result in additional costs and pose reputational or other risks for companies like ours that serve carbon-intensive industries based on the progress that we make over time in reducing emissions from our operations, products or services and achieving our publicly announced ambitions. We anticipate that we will continue to need to make investments in new technologies and capabilities and devote additional management and other resources in response to the foregoing expectations, and we may not realize the anticipated benefits of those investments and actions. Trends related to the global energy transition and decarbonization will affect the relative competitiveness of different types of service offerings within and across our business. Important factors that could impact our business include the pace of technological developments and related cost considerations, the levels of economic growth in different markets around the world and the adoption and pace of implementation of climate change-related policies (such as carbon taxes, cap and trade regimes, increased efficiency standards, greenhouse gas emission reduction targets or commitments, incentives or mandates for particular types of energy or policies that impact the availability of financing for certain types of projects) at the national and sub-national levels or by customers, investors or other private actors.

Environmental, social and governance (“ESG”) matters may adversely impact our business and reputation.

Investors, employees, customers, governmental and regulatory bodies and other stakeholders are increasingly judging companies’ performance on a variety of ESG matters, among other topics, which are increasingly considered to contribute to the long-term sustainability of companies’ performance. A variety of organizations measure the performance of companies on ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of ESG measures to their investment decisions with some relying on proprietary or third party ESG ratings to measure the performance of companies on ESG parameters. Topics taken into account in such assessments include, among others, climate change, environmental impacts, diversity, equity and inclusion, human and labor rights, responsible sourcing, the role of the board of directors in supervising various ESG issues and broader governance issues.

In addition, various regulatory authorities have imposed, and may continue to impose, mandatory substantive and/or disclosure requirements with respect to ESG matters. For example, the SEC adopted rules that will require companies to provide certain climate-related disclosures; although the SEC has issued an order to stay the rules pending the outcome of litigation challenging the rules. We may also be subject to, or indirectly impacted by, the requirements of the European Union Corporate Sustainability Reporting Directive (and its implementing laws and regulations) and other European Union directives or European Union and European Union member state regulations, various disclosure requirements (such as information on greenhouse gas emissions, climate risks, use of offsets and emissions reduction claims) from the State of California and the International Sustainability Standards Board sustainability and climate disclosure standards, among other regulations or requirements. We may be impacted by carbon taxes implemented in the future across our operating jurisdictions, as well as our suppliers, which might increase operational costs and procurements costs, negatively impacting our business. Any of the foregoing may require us to make additional investments in facilities and equipment, require us to incur additional costs for the collection of data and/or preparation of disclosures and associated internal controls, may impact the availability and cost of key raw materials used in the production of our products, and, in turn, may adversely affect our business, results of operations and financial condition. Moreover, these requirements may not always be uniform across jurisdictions, which may result in increased complexity, and cost, for compliance. Additionally, many of our suppliers, customers and business partners may be subject to similar requirements, which may augment or create additional risks, including risks that may not be known to us.

In light of regulators’ and other stakeholders’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society’s expectations as to our proper role or our own ESG goals and values. This could lead to risk of litigation or reputational damage relating to our ESG policies or performance. As we continue to focus on developing ESG practices, and as investor and other stakeholder expectations, voluntary and regulatory ESG disclosure standards and policies continue to evolve, we have made disclosures in these areas. Such disclosures may reflect aspirational goals, targets and other expectations and assumptions, which are necessarily uncertain and may not be realized. Failure to realize (or timely achieve progress on) such aspirational goals and targets could adversely affect our access to capital or expose us to reputational or litigation risks or otherwise adversely affect our business, results of operations and financial condition.

If we fail to comply with government procurement laws and regulations, we could lose business and be liable for various penalties or sanctions.

We must comply with laws and regulations relating to the formation, administration and performance of government contracts. In the United States, these laws and regulations include the Federal Acquisition Regulation, Defense Federal Acquisition Regulation Supplement, the Truthful Cost or Pricing Data Act (formerly known as the Truth in Negotiations Act (“TINA”)), Cost Accounting Standards, laws, regulations and orders restricting the use and dissemination of classified information and safeguarding of contractor information systems, and U.S. export control laws, regulations and orders relating to the export of certain products and technical information.

For example, under some of our U.S. government contracts, we are subject to TINA and under this act, the U.S. government may, in certain circumstances, obtain certified (or uncertified) cost or pricing data from contractors as a means of verifying that prices are reasonable. Moreover, some of our contracts are subject to the National Industrial Security Program Operating Manual which specifies the requirements for the protection of classified information released or disclosed in connection with classified U.S. government contracts.

In addition, we are subject to U.S. government inquiries and investigations, including periodic audits of costs that we determine are reimbursable under government contracts. U.S. government agencies routinely audit government contractors, including us, to review performance under contracts, cost structure and compliance with applicable laws, regulations and standards, as well as the adequacy of and compliance with internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Moreover, certain costs, including certain financing costs, portions of research and development costs, lobbying expenses, certain types of legal expenses and certain marketing expenses related to the preparation of bids and proposals and certain other costs, are not allowed for direct or indirect reimbursement under cost-reimbursement contracts (or for pricing purposes under TINA). Any costs found to be unallowable, unreasonable, misclassified or inaccurately allocated to a specific contract are not reimbursable, and to the extent already reimbursed, must be refunded. In addition, any inadequacies in our systems and policies could result in payments being withheld, penalties and reduced future business.

U.S. government rules allow contracting officers to impose contractual withholdings at no less than certain minimum levels if a contracting officer determines that one or more of a contractor’s business systems have one or more significant deficiencies. If a contracting officer were to impose such a withholding on us or even on a prime contractor where we are the subcontractor, it would increase the risk that we would not be paid in full or paid timely. If future audit adjustments exceed our estimates, our profitability could be adversely affected.

If a government audit, inquiry or investigation uncovers improper or illegal activities, we could be subject to criminal or civil penalties or administrative sanctions, including contract termination, breach of contract actions including related damages, fines, forfeiture of fees, suspension of payment, civil false claims allegations (which can include civil penalties and treble damages) and suspension or debarment from doing business with government agencies, any of which could materially adversely affect our reputation, business, results of operations and financial condition.

We may be subject to periodic litigation and regulatory proceedings, which may adversely affect our business and financial performance.

From time to time, we are involved in lawsuits and regulatory actions brought or threatened against us in the ordinary course of business. These actions and proceedings may involve claims for, among other things, compensation for alleged personal injury, workers’ compensation, employment discrimination, breach of contract or property damage. In addition, we may be subject to class action lawsuits, including those involving allegations of violations of consumer product statutes or the Fair Labor Standards Act and state wage and hour laws. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such actions or proceedings. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify, as plaintiffs may seek recovery of very large or indeterminate amounts in these types of lawsuits, and the magnitude of the potential loss may remain unknown for substantial periods of time. In addition, plaintiffs in many types of actions may seek punitive damages, civil penalties, consequential damages or other losses, or injunctive or declaratory relief. These proceedings could result in substantial cost and may require us to devote substantial resources to defend ourselves. The ultimate resolution of these matters through settlement, mediation, or court judgment could have a material impact on our business, results of operations and financial condition.

We may face large liability claims, which could adversely affect our business, results of operations and financial condition.

Our operations expose us to potential liabilities for personal injury, death or property damage as a result of a failure or malfunction of an engine or aircraft for which we have provided services, or should have provided services. In addition, many factors beyond our control could lead to liability claims, including:

•	the failure of an aircraft on which an engine for which we provided services has been installed;

•	the failure of a component supplied by a vendor or the OEM that we installed in an engine or aircraft;

•	the reliability and skills of the operators of our customers’ aircraft; and

•	the type and amount of maintenance on aircraft and component systems performed by our customers.

In addition, a malfunction or crash of an aircraft for which we have provided services, or should have provided services, could damage our reputation for quality products. We believe our customers consider safety and reliability as key criteria in selecting an aftermarket service provider. If a malfunction or crash were to be caused by an engine, component or part that we serviced, or if we were to otherwise fail to maintain a satisfactory record of safety and reliability, our ability to retain and attract customers may be materially adversely affected.

We have obtained insurance coverage with respect to these types of liabilities. However, any liability not covered by insurance or for which third-party indemnification is not available could require us to dedicate a substantial portion of our cash flows to make payments on these liabilities. Some of our service contracts do not limit our liability or provide for indemnification by our clients against losses arising from parts or work provided to us by the clients. We may incur significant expenses in the course of defending against such claims. Adequate insurance may not be available in the future or may be available only on unacceptable terms. We are also subject to warranty claims for which our reserves may prove to be inadequate.

Risks Related to Management and Employees

We are dependent on our senior management team and highly trained and qualified employees, and any work stoppage, difficulty hiring similar employees, retention issues or ineffective succession planning may materially adversely affect our business, results of operations and financial condition.

Our services are complicated, highly engineered and involve sophisticated technologies with related complex manufacturing and integration processes. Our continued success depends on the services of our senior management team and on our ability to attract and retain highly trained and qualified managerial and technical personnel experienced in the various operations of our businesses. Historically, there has been substantial competition for skilled personnel in the aerospace aftermarket services industry, and we could be adversely affected by a shortage of skilled employees. Competition for qualified technical personnel is intense, and we have, at times, found it difficult to attract and retain skilled personnel for our operations. We may not be able to fill new positions or vacancies created by expansion or turnover or attract and retain qualified personnel. We cannot be assured that we can continue to hire, train and retain qualified employees at current wage rates since we operate in a competitive labor market, and there are currently significant inflationary and other pressures on wages. Loss of the services of these employees could materially adversely affect our operations.

Although we believe that our relations with our employees are satisfactory, we cannot assure that we will be able to negotiate a satisfactory renewal of collective bargaining agreements or that our employee relations will remain stable. Any work stoppage or disruption could materially and adversely affect our ability to provide services to our customers.

In addition, our success depends in part on our ability to attract and motivate our senior management and key employees. Achieving this objective may be difficult due to a variety of factors, including fluctuations in economic and industry conditions, competitors’ hiring practices, and the effectiveness of our compensation and benefits programs. Competition for qualified skilled management can be intense. If we are unable to effectively provide for the succession of senior management and other key personnel, our business, results of operations, cash flows and financial condition may be adversely affected. Failure to attract or retain highly qualified personnel could adversely affect our business, results of operations and financial condition.

To the extent that we lose experienced personnel, it is essential that we successfully manage the transfer of critical knowledge from those personnel, especially those who hold a significant amount of institutional knowledge about our IT Systems and operation of our business. In light of our acquisition and business combinations strategy, we have acquired and continue to acquire companies with cybersecurity vulnerabilities, unsophisticated security measures and/or legacy technology equipment and software, in which only certain key personnel possess the legacy knowledge required for maintaining such systems. As a result, the loss of personnel who maintain such knowledge could seriously harm our ability to successfully implement, manage and upgrade our IT Systems in the future, which would have an adverse effect on our business.

If we face labor shortages or increased labor costs, our results of operations and our growth could be adversely affected.

Labor is a significant component of the cost of operating our business. Our ability to meet labor needs while controlling labor costs is subject to external factors, such as employment levels, prevailing wage rates, inflation, minimum wage legislation, changing demographics, health and other insurance costs and governmental labor and employment requirements. In the event of increasing wage rates, if we fail to increase our wages competitively, the quality of our workforce could decline, while increasing our wages could cause our earnings to decrease. If we face labor shortages or increased labor costs because of increased competition for employees from our competitors and other industries, higher employee-turnover rates, increases in the federal- or state-mandated minimum wage, inflation, change in exempt and non-exempt status, or other employee benefit costs (including costs associated with health insurance coverage or workers’ compensation insurance), our operating expenses could increase and our business, results of operations and financial condition could be adversely affected.

We have underfunded pension plan liabilities. We will require current and future operating cash flow to fund these shortfalls. We have no assurance that we will generate sufficient cash flow to satisfy these obligations.

We maintain defined benefit pension plans covering employees who meet age and service requirements. Assets available to fund the pension obligations of our two U.K. defined benefit plans as of December 31, 2023 were $71.6 million, or $4.1 million less than the measured pension benefit obligation on a GAAP basis. See Note 17, “Employee benefit plans,” to our audited consolidated financial statements included elsewhere in this prospectus for a description of our defined benefit pension plans. In the event we need to make additional cash contributions to these plans, this will divert resources from our operations and may adversely affect our business, results of operations and financial condition.

The requirements of being a public company may strain our resources, increase our costs, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the listing standards of the NYSE, and other applicable securities rules and regulations. In addition, the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform have imposed various requirements on public companies. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, some of which we did not previously incur, and make some activities more difficult, time-consuming and costly, and place significant strain on our management, personnel, systems and resources. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur additional costs to maintain the same or similar coverage. Furthermore, several members of our management team have limited, if any, prior experience running a public company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. For example, the Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could adversely affect our business, results of operations and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a public company that is subject to these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly members who can serve on our audit committee and compensation committee, and qualified executive officers.

As a result of the disclosure obligations required of a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, results of operations and financial condition would be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, would divert the resources of our management and harm our business, results of operations and financial condition.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our financial condition, limit our ability to raise additional capital to fund our operations and prevent us from fulfilling our obligations under our indebtedness.

We have a significant amount of indebtedness. As a result of our substantial indebtedness, a significant amount of our cash flows will be required to pay interest and principal on our outstanding indebtedness, and we may not generate sufficient cash flows from operations or have future borrowings available under the ABL Credit Facility or the 2023 Revolving Credit Facility to enable us to repay our indebtedness or to fund our other liquidity needs. As of June 30, 2024, we had total indebtedness outstanding of $3,275.7 million, including $475.5 million of Senior Notes outstanding, $1,988.5 million of 2024 Term B-1 Loans outstanding under the Credit Agreement and $766.7 million of 2024 Term B-2 Loans outstanding under the Credit Agreement, and we had availability under the 2023 Revolving Credit Facility of $150.0 million (of which up to $75.0 million is available for the issuance of letters of credit), and availability under the ABL Credit Facility of up to $400.0 million (without giving effect to approximately $75.0 million drawn under the ABL Credit Facility or $18.6 million of letters of credit issued under the ABL Credit Facility). See “Capitalization” and “Description of Certain Indebtedness.”

Subject to the limits contained in the Credit Agreement, the ABL Credit Agreement, the Indenture and our other debt instruments, we may incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions or for other purposes. If we do so, the risks related to our high level of debt would further increase. Specifically, our high level of debt could have important consequences to you, including:

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making it more difficult for us to satisfy our obligations under the Credit Agreement, the ABL Credit Agreement, the Indenture and our other debt agreements, and if we fail to comply with these obligations, an event of default could result;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, investments or acquisitions or other general corporate requirements;

•

requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, investments or acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and market conditions, including inflation and rising interest rates;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under the Senior Secured Credit Facilities, are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the markets in which we compete and to changing business and economic conditions;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures in order to generate cash proceeds necessary to satisfy our debt obligations;

•	impairing our ability to obtain additional financing in the future;

•

preventing us from raising the funds necessary to repurchase all Senior Notes tendered to us upon the occurrence of certain changes of control, which failure to repurchase would constitute an event of default under the Indenture;

•	placing us at a disadvantage compared to other, less leveraged competitors and affecting our ability to compete; and

•	increasing our cost of borrowing or limiting our ability to refinance indebtedness.

The occurrence of any one of these events could adversely affect our business, results of operations and financial condition and ability to satisfy our obligations in respect of our outstanding debt.

Despite our level of indebtedness, we and our subsidiaries may still incur substantially more debt. This could further exacerbate the risks to our financial condition described above and impair our ability to operate our business.

As of June 30, 2024, we had total indebtedness outstanding of $3,275.7 million, including $475.5 million of Senior Notes outstanding, $1,988.5 million of 2024 Term B-1 Loans outstanding under the Credit Agreement and $766.7 million of 2024 Term B-2 Loans outstanding under the Credit Agreement, and we had availability under the 2023 Revolving Credit Facility of $150.0 million (of which up to $75.0 million is available for the issuance of letters of credit), and availability under the ABL Credit Facility of up to $400.0 million (without giving effect to approximately $75.0 million drawn under the ABL Credit Facility or $18.6 million of letters of credit issued under the ABL Credit Facility). However, we and our subsidiaries may incur significant additional indebtedness in the future. Although the Indenture, the Credit Agreement and the ABL Credit Agreement contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, including with respect to our ability to incur additional indebtedness. The additional indebtedness we may incur in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness (including, among others, trade payables and other expenses incurred in the ordinary course of business). Additionally, pursuant to the Senior Secured Credit Facilities, we have the option to raise incremental term loans, to increase the 2023 Revolving Credit Facility commitments and increase the ABL Credit Facility commitments by certain amounts. If new debt is added to our current debt levels, the related risks that we now face would increase. See “Description of Certain Indebtedness.”

We may not be able to generate sufficient cash flows from operations to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our business, financial position and results of operations and our ability to satisfy our debt obligations. Additionally, if we cannot make scheduled payments on our debt, we will be in default under the Credit Agreement, the ABL Credit

Agreement and the Indenture. Such a default, if not cured or waived, may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt that is subject to an applicable cross-acceleration or cross-default provision. In addition, an event of default under the Credit Agreement or the ABL Credit Agreement would permit the lenders under the Senior Secured Credit Facilities to terminate all commitments to extend further credit under the Senior Secured Credit Facilities. Furthermore, if we were unable to repay the amounts due and payable under the Senior Secured Credit Facilities, those lenders could proceed against the collateral securing such indebtedness, including our available cash. In the event our lenders or holders of the Senior Notes accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operations sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to meet our operating needs and fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. Additionally, we may not be able to obtain loans or other financing on commercially reasonable terms or at all. Even if successful, those alternative actions may not allow us to meet our operating needs or our scheduled debt service obligations. The Credit Agreement, the ABL Credit Agreement and the Indenture restrict our ability to dispose of assets and use the proceeds from such dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. Because of these restrictions, we may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Additionally, the Credit Agreement, the ABL Credit Agreement and the Indenture permit us to pay certain dividends or make other restricted payments in the future, subject to certain limitations. Any dividends or other restricted payments would reduce our cash available to service our debt and the related risks that we now face would increase. See “Description of Certain Indebtedness.”

The terms of the Credit Agreement, the ABL Credit Agreement and the Indenture impose restrictions that may limit our current and future operating flexibility, particularly our ability to respond to changes in the economy or our industry or to take certain actions, which could harm our long-term interests and may limit our ability to make payments on our indebtedness.

The Credit Agreement, the ABL Credit Agreement and the Indenture contain a number of restrictive covenants that impose significant operating and financial restrictions on us and limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability and the ability of our subsidiaries to:

•	incur additional indebtedness, guarantee indebtedness or issue disqualified stock;

•	pay dividends on, redeem or repurchase stock or make other distributions in respect of capital stock and make other restricted payments;

•	prepay, redeem or repurchase certain debt;

•	issue certain preferred stock or similar equity securities;

•	make loans, acquisitions and investments;

•	transfer, lease, dispose of or sell certain assets;

•	create or permit to exist certain liens;

•	enter into certain transactions with affiliates;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	agree to dividend or other payment restrictions affecting our restricted subsidiaries; and

•	designate restricted and unrestricted subsidiaries.

As a result of all of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions might hinder our ability to grow in accordance with our strategies. These covenants could materially and adversely affect our ability to finance our future operations or capital needs. Furthermore, they may restrict our ability to expand, pursue our business strategies and otherwise conduct our business. Our ability to comply with these covenants may be affected by circumstances and events beyond our control, such as prevailing economic conditions, pandemics or epidemics and changes in regulations, and we cannot assure you that we will be able to comply with such covenants. These restrictions also limit our ability to obtain future financings to withstand a future downturn in our business or the economy in general. In addition, complying with these covenants may also cause us to take actions that are not favorable to you and may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

In addition, our ability to borrow under the ABL Credit Facility is limited by a borrowing base and may be restricted by the agreements governing our indebtedness. Under certain circumstances, the ABL Credit Facility requires us to comply with a minimum fixed charge coverage ratio and may require us to reduce debt or take other actions in order to comply with this ratio. See “Description of Certain Indebtedness.” Moreover, the ABL Credit Facility provides discretion to the agent bank acting on behalf of the lenders to impose additional availability and other reserves, which could materially impair the amount of borrowings that would otherwise be available to us. There can be no assurance that the agent bank will not impose such reserves or, were it to do so, that the resulting impact of this action would not materially and adversely impair our liquidity.

A breach of the covenants under the Credit Agreement, the ABL Credit Agreement or the Indenture could result in an event of default under the applicable indebtedness. Such a default, if not cured or waived, may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt that is subject to an applicable cross-acceleration or cross-default provision. In addition, an event of default under the Credit Agreement or the ABL Credit Agreement would permit the lenders under the Senior Secured Credit Facilities to terminate all commitments to extend further credit under the Senior Secured Credit Facilities. Furthermore, if we were unable to repay the amounts due and payable under the Senior Secured Credit Facilities, those lenders could proceed against the collateral securing such indebtedness, including our available cash. In the event our lenders or holders of the Senior Notes accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the Senior Secured Credit Facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed may remain the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. As of June 30, 2024, assuming that the 2023 Revolving Credit Facility and the ABL Credit Facility are fully drawn, each 1 percentage point change in interest rates would result in a change of approximately $33.1 million in annual interest expense on the indebtedness under the Senior Secured Credit Facilities. We have entered into, and may in the future enter into, interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, it is possible that we will not maintain interest rate swaps with respect to any of our variable rate indebtedness. Alternatively, any swaps we have entered into, or may enter into in the future, may not fully or effectively mitigate our interest rate risk.

We are a holding company with no operations and may not have access to sufficient cash to meet our financial obligations.

We are a holding company and have limited direct operations. Our most significant assets are the equity interests we directly and indirectly hold in our subsidiaries. As a result, we are dependent upon dividends and other payments from our subsidiaries to generate the funds necessary to meet our outstanding debt service and other obligations and such dividends may be restricted by law or the instruments governing our indebtedness, including the Credit Agreement, the ABL Credit Agreement, the Indenture or other agreements of our subsidiaries. Our subsidiaries may not generate sufficient cash from operations to enable us to make principal and interest payments on our indebtedness. In addition, our subsidiaries are separate and distinct legal entities and any payments on dividends, distributions, loans or advances to us by our subsidiaries could be subject to legal and contractual restrictions on dividends. In addition, payments to us by our subsidiaries will be contingent upon our subsidiaries’ earnings. Additionally, we may be limited in our ability to cause any future joint ventures under which our subsidiaries distribute their earnings to us. Subject to certain qualifications, our subsidiaries are permitted under the terms of our indebtedness, to incur additional indebtedness that may restrict payments from those subsidiaries to us. We cannot assure you that agreements governing the current and future indebtedness of our subsidiaries will permit those subsidiaries to provide us with sufficient cash to fund our financial obligations.

Risks Related to this Offering and Ownership of Our Common Stock

No market currently exists for our common stock, and an active, liquid trading market for our common stock may not develop, which may cause our common stock to trade at a discount from the initial offering price and make it difficult for you to sell the shares of common stock you purchase.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market on the NYSE or otherwise or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling any of the shares of common stock that you purchase. The initial public offering price for our common stock has been determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell our common stock at or above the price you paid in this offering, or at all.

Our share price may change significantly following this offering, and you may not be able to resell our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

The trading price of our common stock is likely to be volatile. The stock market has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. We and the underwriters have negotiated to determine the initial public offering price. You may not be able to resell your common stock at or above the initial public offering price due to a number of factors such as those listed in other portions of this “Risk Factors” section and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance and growth, including financial estimates and investment recommendations by securities analysts and investors;

•	changes in the perception of our brand or industry;

•	declines in the market prices of stocks generally;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	changes in general economic or market conditions or trends in our industry or markets;

•	changes in business or regulatory conditions;

•	additions or departures of key management personnel;

•	future sales of our common stock or other securities by us or our existing stockholders, or the perception of such future sales;

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our common stock;

•	changes in accounting principles; and

•	other events or factors, including those resulting from natural disasters, pandemics, epidemics, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may materially adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock are low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

We are controlled by Carlyle, whose interests in our business may be different than yours.

Following this offering, Carlyle will own approximately      % of our common stock (or      % if the underwriters exercise their option to purchase additional shares in full). Pursuant to the Stockholders Agreement, following this offering, Carlyle will initially have the right to designate eight of our nine directors and will continue to have the right to designate a majority of our directors until it owns less than 25% of our outstanding shares of common stock. See “Certain Relationships and Related Party Transactions.” As a result, Carlyle or its nominees to the board of directors will have the ability to control the appointment of our management, the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions and influence amendments to our certificate of incorporation. So long as Carlyle continues to own a majority of our common stock, they will have the ability to control the vote in any election of directors and will have the ability to prevent any transaction that requires stockholder approval regardless of whether others believe the transaction is in our best interests. In any of these matters, the interests of Carlyle may differ from or conflict with the interests of our other stockholders. Moreover, this concentration of stock ownership may also adversely affect the trading price for our common stock to the extent investors perceive disadvantages in owning stock of a company with a controlling stockholder. In addition, since Carlyle will continue to own approximately   % of our common stock (or   % if the underwriters exercise their option to purchase additional shares in full), the price of our common stock may be volatile due to a smaller public float.

We have historically paid Carlyle an annual fee for certain advisory and consulting services pursuant to an advisory agreement. See “Certain Relationships and Related Party Transactions.” In addition, Carlyle is in the business of making investments in companies and may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. Carlyle may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue.

After completion of this offering, Carlyle will continue to own a majority of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE and the rules of the SEC. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our board of directors consist of “independent directors” as defined under the rules of the NYSE;

•

the requirement that we have a compensation committee that is composed entirely of directors who meet the NYSE independence standards for compensation committee members and that we adopt with a written charter addressing the committee’s purpose and responsibilities;

•

the requirement that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that consists entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

We may rely on some or all of these exemptions for so long as we remain a “controlled company.” As a result, in the future, our board of directors and those committees may have more directors who do not meet the NYSE’s independence standards than they would if those standards were to apply. The independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

You will incur immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering.

The initial public offering price of our common stock is higher than the pro forma net tangible book value per share of outstanding common stock prior to completion of this offering. Based on our pro forma net tangible book value as of June 30, 2024 (which assumes the completion of the Restructuring Transactions) and upon the issuance and sale of    shares of common stock by us at an assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, if you purchase our common stock in this offering, you will suffer immediate dilution of approximately $    per share. Dilution is the amount by which the offering price paid by purchasers of our common stock in this offering will exceed the net tangible book value per share of our common stock upon completion of this offering. If the underwriters exercise their option to purchase additional shares of common stock, you will

experience further dilution. Additionally, a total of    shares of common stock have initially been reserved for future issuance under the 2024 Plan, and     shares of common stock have initially been reserved for future issuance under the ESPP. You may experience additional dilution upon future equity issuances, the vesting of restricted stock units or the exercise of stock options to purchase shares of common stock granted to our directors, officers and employees under our current and future stock incentive plans, including the 2024 Plan and the ESPP. See “Dilution.”

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

After this offering, the sale of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon consummation of this offering, we will have a total of    shares of common stock outstanding (or     shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock). All shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any common stock held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), including certain of our directors, executive officers and other affiliates (including Carlyle), which may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The    shares of common stock held by Carlyle, GIC and certain of our directors, officers, employees and other stockholders immediately following the consummation of this offering will represent approximately    % of our total outstanding common stock following this offering (or     %, if the underwriters exercise in full their option to purchase additional shares of common stock), based on the number of shares of common stock outstanding as of    , 2024. Such shares of common stock will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale following the consummation of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in “Shares Eligible for Future Sale.”

In connection with this offering, we expect that we, our directors and executive officers and holders of substantially all of our common stock prior to this offering will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for common stock during the period from the date of this prospectus continuing through the date that is     days after the date of this prospectus, except with the prior written consent of certain representatives of the underwriters. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements.

Upon the expiration of the contractual lock-up agreements pertaining to this offering, up to an additional     shares of common stock will be eligible for sale in the public market, all of which are held by directors, executive officers, employees, former employees, existing investors and other affiliates and will be subject to volume, manner of sale and other limitations under Rule 144. Following completion of this offering, common stock covered by registration rights would represent approximately     % of our outstanding shares of common stock (or    %, if the underwriters exercise in full their option to purchase additional shares of common stock). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities.

In addition, our shares of common stock reserved for future issuance under the 2024 Plan and the ESPP will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and Rule 144, as applicable.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you and the securities issued may have rights that are senior to our common stock.

Our ability to raise capital in the future may be limited.

We have historically funded our operations since our founding primarily through debt financings and cash generated from our operations. We intend to continue to make investments to support our growth and may require additional funds for such development, and additionally, our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements or invest in future growth opportunities. In particular, macroeconomic factors, including interest rate increases and bank failures have caused disruption in the credit and financial markets in the United States and worldwide, which may reduce our ability to access capital and negatively affect our liquidity in the future. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to develop our offerings, support our business growth, and respond to business challenges could be significantly impaired, and our business may be adversely affected.

If we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and any debt financing we secure may have higher interest rates and could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, existing stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

If securities analysts do not publish research or reports about our business or if they downgrade our common stock or our industry, or if there is any fluctuation in our credit rating, the price of our common stock and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business or industry. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our common stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business or industry, the price of our common stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause the price of our common stock or trading volume to decline.

Additionally, any fluctuation in the credit rating of us or our subsidiaries may impact our ability to access debt markets in the future or increase our cost of future debt, which could have a material adverse effect on our operations and financial condition, which in return, may adversely affect the trading price of shares of our common stock.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, as well as provisions of the Delaware General Corporation Law (the “DGCL”), could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:

•	establishing a classified board of directors such that not all members of the board are elected at one time;

•

allowing the total number of directors to be determined exclusively (subject to the rights of holders of any series of preferred stock to elect additional directors) by resolution of our board of directors and granting to our board the sole power (subject to the rights of holders of any series of preferred stock or rights granted pursuant to the Stockholders Agreement) to fill any vacancy on the board;

•	limiting the ability of stockholders to remove directors without cause;

•	authorizing the issuance of “blank check” preferred stock by our board of directors, without further stockholder approval, to thwart a takeover attempt;

•

prohibiting stockholder action by written consent (and, thus, requiring that all stockholder actions be taken at a meeting of our stockholders) if Carlyle ceases to beneficially own at least 40% of the voting power of our common stock;

•

eliminating the ability of stockholders to call a special meeting of stockholders, except that a special meeting of stockholders may be called by the board of directors or the chairperson of the board of directors at the request of Carlyle for so long as Carlyle beneficially owns at least 40% of the voting power of our common stock;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at annual stockholder meetings; and

•

requiring the approval of the holders of at least two-thirds of the voting power of all outstanding stock entitled to vote thereon, voting together as a single class, to amend or repeal our amended and restated certificate of incorporation or amended and restated bylaws if Carlyle ceases to beneficially own at least 40% of the voting power of our common stock.

Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person, individually or together with any other interested stockholder, who owns or within the last three years has owned 15% of our voting stock, unless the business combination is approved in a prescribed manner. We have elected to opt out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation will contain a provision that is of similar effect, except that it will exempt from its scope Carlyle, and any of its direct or indirect transferees and any group as to which such persons or entities are a party, as described under “Description of Capital Stock—Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law—Business Combinations.”

In addition, following this offering, Carlyle will initially have the right to designate eight of our nine directors and will continue to have the right to designate a majority of our directors until it owns less than 25% of our outstanding shares of common stock.

These provisions could discourage, delay or prevent a transaction involving a change in control of the Company. They could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

Our board of directors will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation will authorize our board of directors, without the approval of our stockholders, to issue shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences, and rights of the shares of each such series, and the qualifications, limitations, or restrictions thereof. The powers, preferences, and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

Our amended and restated certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of Carlyle or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Carlyle or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. For example, a director of our company who also serves as an officer, director, employee, agent, stockholder, member, partner or affiliate of Carlyle or its affiliates, or any of their respective portfolio companies or affiliated funds may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by Carlyle to itself or its affiliates or its respective portfolio companies or affiliated funds instead of to us.

We currently do not intend to declare dividends on our common stock in the foreseeable future and, as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not expect to declare any dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to support our operations and to finance the growth and development of our business. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors, subject to applicable laws and dependent upon a number of factors, including our earnings, capital requirements and overall financial conditions. In addition, because we are a holding company, our ability to pay dividends on our common stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries, including restrictions under the covenants of the Credit Agreement, the ABL Credit Agreement and the Indenture, and may be further restricted by the terms of any future debt or preferred securities. Accordingly, your only opportunity to achieve a return on your investment in the Company may be if the market price of our common stock appreciates and you sell your common stock at a profit. The market price for our common stock may never exceed, and may fall below, the price that you pay for such common stock.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that the Court of Chancery of the State of Delaware or federal district courts of the United States will be sole and exclusive forum for certain types of lawsuit, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us, our directors, officers or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, employees or agents, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine will have to be brought only in the Court of Chancery of the State of Delaware (or the federal district court for the District of Delaware or other state courts of the State of Delaware if the Court of Chancery in the State of Delaware does not have jurisdiction). Our amended and restated certificate of incorporation and amended and restated bylaws will also require that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. These provisions would not apply to any suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction, subject to applicable law.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our current or former directors, officers, other employees, agents, or stockholders, which may discourage such claims against us or any of our current or former directors, officers, other employees, agents, or stockholders and result in increased costs for investors to bring such a claim. We believe these provisions may benefit us by providing increased consistency in the application of the DGCL and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums, and protection against the burdens of multi-forum litigation. If a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation or our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, results of operations, financial condition and prospects.

Our ability to use our net operating loss carryforwards and certain other tax attributes may become subject to limitation.

As of December 31, 2023, we had U.S. federal disallowed interest expense carryforwards under Section 163(j) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), of approximately $734.1 million ($163.7 million tax effected). Our ability to utilize our disallowed interest expense carryforwards (the “Tax Attributes”) may become limited under Section 382 of the Code. The limitation applies if we experience an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in the ownership of our equity by certain stockholders over a rolling three-year period. The amount of the annual limitation is generally equal to the product of the applicable long-term tax exempt-rate (as published by the IRS for the month in which the “ownership change” occurred) and the value of our outstanding stock immediately prior to the “ownership change.” If we have a net unrealized built-in gain in our assets immediately prior to the “ownership change,” the annual limitation may be increased as certain gains are, or are treated as, recognized during the five-year period beginning on the date of the “ownership change.”

We currently do not expect to undergo an “ownership change” due to this offering, and even if we were to experience an “ownership change” due to this offering, our ability to use our Tax Attributes to offset our taxable income may not be significantly limited. However, we may undergo an “ownership change” due to future transactions in our stock, which may be outside of our control, and we cannot predict whether any future “ownership change” would result in a significant limitation on our ability to use our Tax Attributes to offset our taxable income and adversely affect our future cash flows.

Uncertainties in the interpretation and application of existing, new and proposed tax laws and regulations could materially affect our tax obligations and effective tax rate.

The tax laws to which we are subject or under which we operate are unsettled and may be subject to significant change. The issuance of additional guidance related to existing or future tax laws, or changes to tax laws or regulations proposed or implemented by the current or a future U.S. presidential administration, Congress or taxing authorities in other jurisdictions, including jurisdictions outside of the United States, could materially affect our tax obligations and effective tax rate. To the extent that such changes have a negative impact on us, including as a result of related uncertainty, these changes may adversely impact our business, financial condition, results of operations and cash flows.

The amount of taxes we pay in different jurisdictions depends on the application of the tax laws of various jurisdictions, including the United States, to our international business activities, tax rates, new or revised tax laws, or interpretations of tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency. Similarly, a taxing authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” “will,” or “would” and/or the negative of these terms, or other comparable terminology intended to identify statements about the future. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, the industry in which we operate and other information that is not historical information. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. Factors that could cause actual results to differ materially from those forward-looking statements included in this prospectus include, among others:

•

factors that adversely affect the commercial and business aviation industries, including U.S. and global macroeconomic conditions, geopolitical events, financial market disruptions, credit markets, the airline environment and increases in energy costs;

•	decreases in budget, spending or outsourcing by our military end-users;

•	increased costs of labor, equipment, raw materials, freight and utilities due to inflation;

•	future outbreaks and infectious diseases;

•	supply chain disruptions or loss of key suppliers for our aftermarket services operations;

•	competitive conditions in the markets we serve;

•	damage to our reputation or the reputation of other parties in the aerospace industry;

•	our reliance on a small number of customers for a significant portion of our revenue;

•	reliance on certain customers for a significant portion of our revenue;

•	the loss of an OEM authorization or license could negatively impact our ability to service an engine platform and damage our competitive advantage;

•	lack of volume commitments with many of our customers;

•	failure to offset any declining revenue from engine platforms that are mature or for which the installed base is flat or declining;

•	unexpected cost variations or lead times under our fixed-price contracts;

•	physical condition of our facilities;

•	capital and operational risks from implementing new or expanded platforms;

•	integration and other risks related to any future acquisitions, joint ventures, business combinations and inorganic investments;

•	our ability to remediate effectively the material weaknesses identified in our internal control over financial reporting;

•	continued availability of financing on terms acceptable to us;

•	our ability to protect our information technology infrastructure and other capabilities from cyber-attacks and other business disruptions;

•	compliance with laws relating to handling information about individuals;

•	failure to protect or enforce our rights in our technology, brands or intellectual property;

•	the ability to obtain and maintain our regulatory approvals;

•	foreign exchange rates, market and monetary fluctuations and other risks related to our operations outside of North America;

•	compliance with environmental, health and safety laws and regulations;

•	our efforts to reduce greenhouse gas emissions and to address environmental, social and governance matters;

•	ongoing or future litigation, regulatory proceedings or liability claims;

•	our ability to attract or retain qualified senior management and employees;

•	labor shortages or increased labor costs;

•	failing to comply with the requirements and costs of being a public company;

•	our indebtedness and any future indebtedness, including the restrictions and covenants in our debt agreements; and

•	our success at managing the risks of the foregoing.

As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. You should understand that it is not possible to predict or identify all such factors. These cautionary statements should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this prospectus, including those under the heading “Risk Factors.” We operate in a competitive and rapidly changing environment. New factors emerge from time to time, and it is not possible to predict the impact of all of these factors on our business, financial condition or results of operations.

Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives, plans or cost savings in any specified time frame or at all. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus. Those results or developments may not be indicative of results or developments in subsequent periods. We caution you not to place undue reliance on these forward-looking statements. All forward looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. Forward-looking statements speak only as of the date of this prospectus. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of    shares of common stock in this offering will be approximately $    million (or $    million if the underwriters fully exercise their option to purchase additional shares), based on the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to repay certain indebtedness and for general corporate purposes.

Each $1.00 increase (decrease) in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $     million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the assumed underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of     shares of common stock from the expected number of shares of common stock to be sold by us in this offering, assuming no change in the assumed initial public offering price per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $     million.

The information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

DIVIDEND POLICY

We do not currently expect to pay any cash dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to support our operations and to finance the growth and development of our business. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant. Upon completion of the offering, we will continue to be controlled by Carlyle, who will have the ability to nominate a majority of the members of our board of directors and therefore control the payment of dividends. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We are controlled by Carlyle, whose interests in our business may be different than yours.”

In addition, our business is conducted through our subsidiaries. Dividends, distributions and other payments from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. The covenants in the Credit Agreement, the ABL Credit Agreement and the Indenture significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We currently do not intend to declare dividends on our common stock in the foreseeable future and, as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.”

CAPITALIZATION

The following table sets forth as of June 30, 2024, our cash and cash equivalents and consolidated capitalization on:

•	an actual basis;

•	a pro forma basis to give effect to the Restructuring Transactions; and

•

on a pro forma as adjusted basis to further reflect the issuance and sale of    shares of common stock by us at an assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and use of proceeds therefrom as set forth under the heading “Use of Proceeds.”

The information in this table should be read in conjunction with the information presented under the captions “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	As of June 30, 2024
	(in millions, except share data)
	Actual	Pro Forma(1)	Pro Forma As Adjusted(1)
Cash and cash equivalents	$60.3	$60.3	$

Total debt (including current maturities):
Senior Secured Credit Facilities(2):
2024 Term B-1 Loan Facility	1,988.5	1,988.5
2024 Term B-2 Loan Facility	766.7	766.7
2023 Revolving Credit Facility	—	—
ABL Credit Facility	75.0	75.0
Senior Notes	475.5	475.5
Other Debt(3)	20.6	20.6
Total debt (including current maturities)(4)	3,326.3	3,326.3
Stockholders’ equity:
Common stock, $0.01 par value per share, 5,000,000 shares authorized, 2,730,210 shares issued and outstanding, actual; shares authorized, shares outstanding, pro forma; shares outstanding, pro forma as adjusted	—	—
Additional paid—in capital	2,727.9	2,727.9
Accumulated deficit	(1,565.7)	(1,565.7)
Accumulated other comprehensive loss	(3.2)	(3.2)

Total stockholders’ equity	1,159.0	1,159.0

Total capitalization	$4,485.3	$4,485.3	$

(1)

Does not include debt incurred related to the acquisition of Aero Turbine on August 23, 2024. The acquisition was funded with borrowings under the ABL Credit Facility, which was repaid on September 6, 2024 with incremental borrowings from the 2024 Term Loan B-1 Facility and the 2024 Term Loan B-2 Facility.

(2)

The Senior Secured Credit Facilities consist of: (i) the $2,755.2 million of the 2024 Term Loans maturing in August 2028, (ii) the 2023 Revolving Credit Facility with commitments of $150.0 million (of which up to $75.0 million is available for the issuance of letters of credit) maturing in May 2028 and (iii) the ABL Credit Facility with commitments of up to a maximum of $400.0 million maturing in May 2028.

(3)

Other debt as of June 30, 2024 on an actual and pro forma basis consists of $19.3 million in capital leases and a $1.3 million government loan for technology innovation tied to our Langley, Canada airframe facility.

(4)	Excludes unamortized discounts of $24.3 million and unamortized deferred finance charges of $26.3 million.

Each $1.00 increase (decrease) in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our total stockholders’ equity and total capitalization by $     million (assuming the number of shares offered by us remains the same). Each increase (decrease) of     shares in the number of shares we are offering would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $    , assuming the assumed initial public offering price of $     per share (the midpoint of the price range set forth on the cover of this prospectus) remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and will depend on the actual initial public offering price, number of shares offered and other terms of this offering determined at pricing.

The number of shares of common stock to be outstanding after this offering excludes:

•	shares of common stock that will become available for future issuance under the 2024 Plan, which will become effective in connection with the completion of this offering; and

•	shares of common stock that will become available for future issuance under the ESPP, which will become effective in connection with the completion of this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of common stock and the net tangible book value per share of common stock as adjusted to give effect to this offering. Dilution results from the fact that the per share offering price of the share is substantially in excess of the book value per share of common stock attributable to the common stock held by existing stockholders.

Our pro forma net tangible book value as of June 30, 2024, which assumes the completion of the Restructuring Transactions, was approximately $     or $     per share of common stock. We calculate net tangible book value per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.

After giving effect to our sale of the shares of our common stock in this offering at an assumed initial public offering price of $     per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and after giving effect to the application of the net proceeds from this offering as described under “Use of Proceeds,” our pro forma as adjusted net tangible book value as of June 30, 2024, assuming the completion of the Restructuring Transactions, would have been $     million, or $     per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $     per share of common stock to existing stockholders and an immediate dilution of $     per share of common stock to new investors purchasing shares of common stock in this offering at the initial public offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of our common stock		$
Pro forma net tangible book value per share as of June 30, 2024	$
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering		$

Dilution per share of our common stock to new investors in this offering		$

Dilution is determined by subtracting pro forma as adjusted net tangible book value per share of common stock after giving effect to this offering, from the initial public offering price per share of common stock.

The following table summarizes, as of June 30, 2024, on a pro forma basis assuming the completion of the Restructuring Transactions, the differences between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below is based on     shares of common stock outstanding immediately after the consummation of this offering and does not give effect to shares of common stock issuable upon exercise of outstanding options to purchase our common stock outstanding as of June 30, 2024 and shares of common stock reserved for future issuance under the 2024 Plan and the ESPP.

A total of      shares of common stock have been reserved for future issuance under the 2024 Plan and a total of      shares of common stock have been reserved for future issuance under the ESPP. The table below is based on an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total			%	$		%	$

If the underwriters were to fully exercise the underwriters’ option to purchase     additional shares of common stock, the percentage of common stock held by existing stockholders would be     % and the percentage of common stock held by new investors would be    %.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, excluding assumed underwriting discounts and estimated commissions and offering expenses payable by us, each $ 1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $     million. We may also increase or decrease the number of shares we are offering. Assuming the assumed initial public offering price of $     per share remains the same, after deducting underwriting discounts and commissions, each increase (decrease) of      shares in the number of shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value by $     per share, and would decrease (increase) dilution to new investors purchasing shares in this offering by $     per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements, unaudited interim condensed consolidated financial statements, and the related notes and other financial information included elsewhere in this prospectus. Some of the information included in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties you should review about our business. Our future results and financial condition may differ materially from those we currently anticipate. You should review the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. For purposes of this section, references to the “Company,” “we,” “us,” and “our” refer to StandardAero, Inc. and its subsidiaries.

Overview

We believe that we are the world’s largest independent, pure-play provider of aerospace engine aftermarket services for fixed and rotary wing aircraft, serving the commercial, military and business aviation end markets. We provide a comprehensive suite of critical, value-added aftermarket solutions, including scheduled and unscheduled engine maintenance, repair and overhaul, engine component repair, on-wing and field service support, asset management and engineering solutions. We serve a crucial role in the engine aftermarket value chain, connecting engine OEMs with aircraft operators through our aftermarket services, maintaining longstanding relationships with both. We command a leading reputation that is based upon our strong track record of safety, reliability and operational performance built over our more than 100 years of successful operations in the aerospace aftermarket.

We manage our business in line with our service offerings with our reportable segments being Engine Services and Component Repair Services.

Our Engine Services segment provides a full suite of aftermarket services, including maintenance, repair and overhaul, on-wing and field service support, asset management, and engineering and related solutions to customers in the commercial aerospace, military and helicopter, and business aviation end markets. Revenue in the Engine Services segment is primarily derived from the repair and overhaul of a wide variety of gas turbine engines and auxiliary power units that power fixed and rotary wing aircraft. We also provide complementary maintenance, repair, upgrade and other related services for airframes and avionics systems in the business aviation and helicopter end markets. Cost of revenue consists primarily of cost of materials, direct labor and overhead.

Our Component Repair Services segment provides engine component and accessory repairs to the commercial aerospace, military and other end markets. Revenue in the Component Repair Services segment is derived from the engine piece part and accessory repairs that we perform, repair development engineering and other related services, and some engine new part manufacturing. Cost of revenue consists primarily of cost of materials, direct labor and overhead.

Key Factors and Trends Affecting Our Business

Manufacturer specifications, government regulations and military maintenance regimens generally require that aircraft and engines undergo aftermarket servicing at regular intervals or upon the occurrence of certain events during the serviceable life of each asset. As a result, the aggregate volume of services required for any particular engine platform is a function of four factors: (i) the number of aircraft and engines in operation (the “installed base”), (ii) the age of the installed base, (iii) the reliability of the installed based and (iv) the utilization rate of the installed base.

The number of aircraft in operation and the utilization of those aircraft are generally tied to global air travel over the long-term, which has historically grown in excess of GDP driven by secular tailwinds such as globalization, rising middle class population and wealth, increasing demand for leisure travel, growth in corporate earnings and e-commerce and technological advancements in aviation. Global commercial air traffic grew at a rate of 5.6% per annum over the last 40 years representing approximately twice the rate of global GDP growth over that timeframe. This secular growth in air travel demand is expected to continue, driving the number of aircraft in service to increase by a 3.5% CAGR from 2023-2042.

The age and utilization of the existing installed base have increased as supply chain issues and regulatory constraints delay the delivery of new aircraft. Consequently, the average age for the commercial fleet has increased to approximately 12 years in 2023 versus approximately 10 years in the early 2010s, and a slower than expected schedule of OEM deliveries has extended the average life of the existing fleet and increased the associated requirements for maintenance services. Further, much of the maintenance that was deferred during the COVID-19 pandemic as operators sought to reduce costs is coming due and can no longer be delayed, supporting additional growth in the aftermarket.

Engine aftermarket services demand is also expected to further increase through the remainder of the decade due to upcoming shop visits resulting from a large number of engines delivered in the 2010s continuing to age and entering prime maintenance periods. For example, the CFM56 engine platform, which represents the largest engine platform fleet today, is expected to see significant growth in scheduled maintenance over the next several years. Additionally, many LEAP-1A/-1B engines, which were first delivered in 2016, have only recently started coming in for their first maintenance events. The LEAP engine platform, which powers the latest generation of narrowbody aircraft, is poised to become the largest engine platform globally and expected to represent over 35% of global fleet by 2033. As these new engines are introduced into the market, they are expected to enter predictable and recurring maintenance cycles, boosting demand for engine aftermarket services.

In the military and helicopter end market, ongoing geopolitical tensions continue to drive significant defense investment. The global military aviation aftermarket is projected to grow by approximately 2-3% in 2024 with the U.S. accounting for approximately 40% of global military spend. Amid evolving security challenges, aftermarket service providers are critical to ensuring readiness of defense forces globally. Additionally, the COVID-19 pandemic and uncertain budgetary environments caused delays to the modernization of military aircraft fleets, resulting in a globally aging military aircraft fleet that requires higher levels of maintenance and an influx of aircraft upgrades and life extension programs.

In the business aviation end market, the COVID-19 pandemic accelerated a structural shift to private aviation for many air travelers, initially triggered by health and safety concerns and limited availability of commercial flights and bolstered by customer preference, expansion of affordable private aviation options in the market and post-pandemic increases in wealth and high net worth individuals. The surge in flight activity and overall demand for business aviation has driven strong backlogs and production outlooks at the business jet OEMs and underpin an outlook for sustained long term growth of the fleet. This strong fleet growth is expected to drive a continued increase in demand for business jet engine maintenance services.

While the recent supply chain disruptions across our end markets are causing older aircraft and engines to remain in service longer and increasing their maintenance demand, our business also depends on maintaining a sufficient supply of parts, components and raw materials to meet the requirements of our customers. In recent years, we have experienced supply chain delays that impacted the availability of parts and ultimately engine throughput across all of our end markets. Any disruption to our supply chain and business operations, or to our suppliers’ supply chains and business operations, could have adverse effects on our ability to provide aftermarket support to our customers timely and efficiently and may increase our working capital as we wait for parts for the engines we service. Any such disruptions could adversely affect our business, results of operations and financial condition. See “Risk Factors—Risks Related to Our Business and Industry—We depend on certain component parts and material suppliers for our engine repair and overhaul operations, and any supply chain disruptions or loss of key suppliers could adversely affect our business, results of operations and financial condition.”

Key Factors Affecting the Comparability of Our Results of Operations

Our results have been affected by, and may in the future be affected by, the following factors, which must be understood in order to assess the comparability of our period-to-period financial performance and condition.

Business Combinations

To continue to grow our business, we are continually acquiring and investing in companies that share our common goal towards providing the market with aftermarket services across multiple engine platforms. During the three years ended December 31, 2023 and subsequent to that date, we acquired the following entities:

On August 23, 2024, we acquired Aero Turbine, a provider of engine component repair and other value-added engine aftermarket services for U.S. and international customers. The acquisition was funded with borrowings under the ABL Credit Facility, which was repaid on September 6, 2024 with incremental borrowings from the 2024 Term Loan B-1 Facility and the 2024 Term Loan B-2 Facility. For the year ended December 31, 2023, Aero Turbine generated revenue of $70.1 million and net income of $14.3 million.

On February 2, 2023, we acquired 100% of the shares of Western Jet Aviation, Inc. (“Western Jet”) for a purchase price of approximately $32.7 million. Western Jet is a certified repair station for business jet maintenance, specializing in Gulfstream aircraft, with locations in Van Nuys, California and Opa Locka, Florida. The acquisition expanded the geographic presence of our business to the U.S. West Coast in the business aviation end market, as well as added new capacity and capabilities on many popular business aviation aircraft.

On May 12, 2022, we acquired 100% of EB Airfoils LLC and Electron Beam Development, LLC (“EB Airfoils”), for total consideration of $19.7 million. EB Airfoils is a provider of component repairs, specializing in aerospace engine fan blades, compressor blades and guide vanes.

On December 30, 2021, we acquired 100% of PTS Aviation, LLC (“PTS Aviation”), for total consideration of $12.7 million. PTS Aviation primarily procures and sells engine parts. The acquisition significantly enhanced our expertise in procuring used serviceable material for key engine platforms, particularly the CFM International CFM56 engine.

On October 5, 2021, we acquired the remaining 59.2% ownership interest in Asian Surface Technologies Pte. Ltd. that we did not own for a purchase price of $4.2 million. The acquisition solidified our component repair presence in the Asia-Pacific region.

On July 1, 2021, we completed the acquisition of Signature Aviation’s Engine Repair and Overhaul business (“Signature ERO”), for total consideration of $226.2 million. The Signature ERO acquisition significantly expanded our capabilities and capacity for providing engine aftermarket services on general aviation, regional and helicopter engines, added new business aviation platforms to our portfolio, expanded our component repair capabilities and added new parts distribution channels and mobile field services for our combined customers worldwide.

Public Company Expenses

We have incurred, and expect to continue to incur, certain non-recurring professional fees and other expenses as part of our transition to becoming a public company. As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In particular, we expect our accounting, legal and personnel-related expenses and directors’ and officers’ insurance costs to increase as we establish more comprehensive compliance and governance functions, establish, maintain and review internal controls over financial reporting in accordance with the Sarbanes-Oxley Act and prepare and distribute periodic reports in accordance with SEC rules. Our financial statements following this offering will reflect the impact of these expenses. See “Risk Factors—Risks Related to Management and Employees—The requirements of being a public company may strain our resources, increase our costs, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.”

Key Performance Indicators and Non-GAAP Financial Measures

We use certain non-GAAP key performance indicators to evaluate our business operations, including Adjusted EBITDA and Adjusted EBITDA Margin.

The non-GAAP financial measures presented in this prospectus are supplemental measures of our performance that we believe help investors understand our financial condition and operating results and assess our future prospects. We believe that presenting these non-GAAP financial measures, in addition to the corresponding GAAP financial measures, are important supplemental measures that exclude non-cash or other items that may not be indicative of or are unrelated to our core operating results and the overall health of our company. We believe that these non-GAAP financial measures provide investors greater transparency to the information used by management for its operational decision-making and allow investors to see our results “through the eyes of management.” We further believe that providing this information assists our investors in understanding our operating performance and the methodology used by management to evaluate and measure such performance. When read in conjunction with our GAAP results, these non-GAAP financial measures provide a baseline for analyzing trends in our underlying businesses and can be used by management as one basis for financial, operational and planning decisions. Finally, these measures are often used by analysts and other interested parties to evaluate companies in our industry.

Management recognizes that these non-GAAP financial measures have limitations, including that they may be calculated differently by other companies or may be used under different circumstances or for different purposes, thereby affecting their comparability from company to company. In order to compensate for these and the other limitations discussed below, management does not consider these measures in isolation from or as alternatives to the comparable financial measures determined in accordance with GAAP. Readers should review the reconciliations below and should not rely on any single financial measure to evaluate our business. The reasons we use these non-GAAP financial measures and the reconciliations to their most directly comparable GAAP financial measures follow.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA as net income (loss) before interest expense, income tax expense (benefit), depreciation and amortization, further adjusted for certain non-cash items that we may record each period, as well as non-recurring items such as acquisition costs, integration and severance costs, refinance fees, business transformation costs and other discrete expenses, when applicable. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue. We believe that Adjusted EBITDA and Adjusted EBITDA Margin are important metrics for management and investors as they remove the impact of items that we do not believe are indicative of our core operating results or the overall health of our company and allows for consistent comparison of our operating results over time and relative to our peers.

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA and Adjusted EBITDA Margin:

	Six Months Ended June 30,		Year Ended December 31,
	2024	2023	2023	2022	2021
	(in millions, except percentages)
Net income (loss)	$8.6	$(12.6)	$(35.1)	$(21.0)	$(30.7)
Income tax expense (benefit)	37.9	47.5	40.2	43.0	(13.8)
Interest expense	155.6	151.3	309.6	243.0	205.3
Depreciation and amortization	92.9	98.5	197.1	195.2	196.4
Loss on debt extinguishment and refinancing costs	8.5	—	26.1	—	—
Integration costs and severance(1)	0.6	1.0	1.4	4.7	12.7
Acquisition costs(2)	—	1.5	1.5	1.3	8.4
Business transformation costs (LEAP and CFM)(3)	23.1	1.7	11.4	—	—
Other(4)	8.8	2.8	8.9	9.2	2.1

Adjusted EBITDA	$336.0	$291.7	$561.1	$475.4	$380.4

Revenue	$2,582.9	$2,306.1	$4,563.3	$4,150.5	$3,479.9
Net income (loss) margin	0.3%	(0.5)%	(0.8)%	(0.5)%	(0.9)%
Adjusted EBITDA Margin	13.0%	12.6%	12.3%	11.5%	10.9%

(1)

Represents integration costs incurred, including any facility or platform consolidation associated with the integration of an acquisition that does not meet capitalization criteria and severance related to reduction in workforce or acquisitions. Examples of integration costs may include lease breakage or run-off fees, consulting costs, demolition costs or training costs.

(2)	Represents transaction costs incurred in connection with planned and completed acquisitions, including legal and professional fees, debt arrangement fees and other third-party costs.
(3)	Represents new product industrialization costs with the business transformation of the LEAP 1A/1B engine line in San Antonio, Texas and the expansion of our CFM56 capabilities into Dallas, Texas.
(4)

Represents other non-recurring costs including quarterly management fees payable to Carlyle Investment Management L.L.C. and Beamer Investment Inc. under consulting services agreements, representation and warranty insurance costs associated with acquisitions, and costs for professional services incurred as a result of our IPO readiness that are the result of other, non-comparable events to measure operating performance as these events arise outside of our ordinary course of continuing operations. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Consulting Services Agreements” for descriptions of the consulting services agreements with Carlyle Investment Management L.L.C. and Beamer Investment Inc.

Unaudited Quarterly Results

The following table sets forth certain financial and operating information for each of our fiscal quarters since the first quarter of 2023. We have prepared the following unaudited quarterly financial information on the same basis as our audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that in our opinion are necessary to fairly state the financial information set forth in those statements. This information should be read in conjunction with the audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
	(in millions)
Revenue	$1,347.2	$1,235.7	$1,157.8	$1,099.4	$1,157.3	$1,148.7
Cost of revenue	1,162.6	1,054.3	999.7	948.0	992.1	988.1
Selling, general and administrative expense	56.2	52.6	54.5	53.0	48.1	47.1
Amortization of intangible assets	23.3	23.3	23.6	23.6	23.4	23.1
Acquisition costs	—	—	—	—	0.1	1.4

Operating income	105.1	105.5	80.0	74.8	93.6	89.0
Interest expense	78.0	77.5	79.1	79.2	77.6	73.7
Refinancing costs	0.7	4.3	—	19.9	—	—
Loss on debt extinguishment	—	3.6	—	6.2	—	—
Other income	—	—	—	—	—	(3.5)

Income (loss) before income taxes	26.4	20.1	0.9	(30.5)	16.0	18.8
Income tax expense (benefit)	21.0	16.9	5.4	(12.6)	17.0	30.5

Net income (loss)	$5.4	$3.2	$(4.5)	$(17.9)	$(1.0)	$(11.7)

Adjusted EBITDA	$170.4	$165.6	$135.7	$133.7	$146.9	$144.8
Net income (loss) margin	0.4%	0.3%	(0.4)%	(1.6)%	(0.1)%	(1.0)%
Adjusted EBITDA Margin	12.6%	13.4%	11.7%	12.2%	12.7%	12.6%

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA:

	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
	(in millions)
Net income (loss)	$5.4	$3.2	$(4.5)	$(17.9)	$(1.0)	$(11.7)
Income tax expense (benefit)	21.0	16.9	5.4	(12.6)	17.0	30.5
Interest expense	78.0	77.5	79.1	79.2	77.6	73.7
Depreciation and amortization	45.5	47.4	49.3	49.3	49.5	49.0
Loss on debt extinguishment and refinancing costs	0.7	7.9	—	26.1	—	—
Integration costs and severance(1)	0.3	0.3	(1.2)	1.5	0.4	0.6
Acquisition costs(2)	—	—	—	—	0.1	1.4
Business transformation costs (LEAP and CFM)(3)	12.9	10.2	6.0	3.6	1.7	—
Other(4)	6.6	2.2	1.6	4.5	1.6	1.3

Adjusted EBITDA	$170.4	$165.6	$135.7	$133.7	$146.9	$144.8

(1)

Represents integration costs incurred, including any facility or platform consolidation associated with the integration of an acquisition that does not meet capitalization criteria and severance related to reduction in workforce or acquisitions. Examples of integration costs may include lease breakage or run-off fees, consulting costs, demolition costs or training costs.

(2)	Represents transaction costs incurred in connection with planned and completed acquisitions, including legal and professional fees, debt arrangement fees and other third-party costs.
(3)	Represents new product industrialization costs with the business transformation of the LEAP 1A/1B engine line in San Antonio, Texas and the expansion of our CFM56 capabilities into Dallas, Texas.

(4)

Represents other non-recurring costs including quarterly management fees payable to Carlyle Investment Management L.L.C. and Beamer Investment Inc. under consulting services agreements, representation and warranty insurance costs associated with acquisitions, and costs for professional services incurred as a result of our IPO readiness that are the result of other, non-comparable events to measure operating performance as these events arise outside of our ordinary course of continuing operations. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Consulting Services Agreements” for descriptions of the consulting services agreements with Carlyle Investment Management L.L.C. and Beamer Investment Inc.

Key Components of Results of Operations

The following discussion provides a brief description of certain items that appear in our consolidated financial statements and the general factors that impact these items.

Revenue

Revenue consists of gross sales principally resulting from the engine and component repair services that we perform for commercial, military and business aviation fixed wing and rotary wing aircraft engines, as well as aeroderivative engines for the land and marine and other markets. Within these end markets, our Engine Services segment primarily provides a variety of value-added services in support of the maintenance, repair, testing and recertification of aerospace and aeroderivative engines. Our Component Repair Services segment supports commercial aerospace, military aerospace, business aviation, land and marine and other markets with engine piece part repair and accessory repair.

Cost of revenue

Cost of revenue primarily consists of direct costs required to provide our services. These costs include the cost of materials, direct labor for inspection and disassembly, assembly and repair, rental engines, subcontracted services and overhead costs directly related to the performance of aftermarket services. Overhead costs include the cost of our facilities, engineering, quality and production management, including indirect labor supporting production, depreciation of equipment and facilities and amortization of the costs associated with OEM authorizations and licenses. The cost of materials accounts for the largest portion of our cost of revenue.

Selling, general and administrative expense

SG&A expense primarily consists of expenses related to the selling of our services to our customers and maintaining a global sales support network, including salaries of our direct sales force. General costs to support the administrative requirements of the business such as finance, accounting, information technology, human resources and general management are also included.

Amortization of intangible assets

Intangible assets are amortized over the estimated useful life for customer relationships, trademarks and technology and other assets.

Acquisition costs

Acquisition costs primarily consist of professional service fees and other third-party costs incurred as part of the transaction process. Acquisition costs do not include any cost associated with the issuance of debt as these are capitalized and amortized over the term of the debt.

Interest expense

Interest expense primarily consists of interest on our debt obligations, including the amortization of debt discount and deferred finance charges. Interest expense also includes the portion of the gain or loss on our interest-rate swap and interest-rate cap agreements that is reclassified into earnings.

Income tax expense (benefit)

Our provision for income tax expense (benefit) is based on permanent book/tax differences and statutory tax rates in the various jurisdictions in which we operate. Significant estimates and judgments are required in determining the provision for income taxes.

Results of Operations

Comparison of the Six Months Ended June 30, 2024 and 2023

The following table sets forth our consolidated statements of operations data for the six months ended June 30, 2024 and 2023:

	Six Months Ended June 30,		Change
	2024	2023	%
	(in millions)
Revenue	$2,582.9	$2,306.1	12%
Cost of revenue	2,216.9	1,980.2	12%
Selling, general and administrative expenses	108.8	95.2	14%
Amortization of intangible assets	46.6	46.5	0%
Acquisition costs	—	1.5	(100)%

Operating income	210.6	182.7	15%
Interest expense	155.6	151.3	3%
Refinancing costs	4.9	—	100%
Loss on debt extinguishment	3.6	—	100%
Other income	—	(3.5)	(100)%

Income before income taxes	46.5	34.9	33%
Income tax expense	37.9	47.5	(20)%

Net income (loss)	$8.6	$(12.6)	168%

Revenue. Revenue increased $276.8 million, or 12%, to $2,582.9 million for the six months ended June 30, 2024 from $2,306.1 million for the six months ended June 30, 2023. Revenue increased primarily as a result of growth across each of our commercial aerospace, business aviation and other end markets. The increase in revenue generated from our commercial aerospace end market of $275.2 million, or 22%, to $1,509.8 million for the six months ended June 30, 2024 from $1,234.6 million for the six months ended June 30, 2023 was primarily driven by the increases in higher engine and component usage and maintenance demand as well as additional market share capture on certain engine platforms we service. The increase in revenue generated from our business aviation end market of $19.1 million, or 4%, to $526.2 million from $507.1 million for the six months ended June 30, 2023 was primarily attributable to the demand strength on the platforms that we service. These increases were partially offset by a decrease in our military and helicopter end market of $19.1 million, or 4%, to $469.3 million for the six months ended June 30, 2024, compared to the same period of 2023, primarily attributable to the temporary grounding of the US Navy’s V-22 Osprey fleet.

Cost of revenue. Cost of revenue increased $236.7 million, or 12%, to $2,216.9 million for the six months ended June 30, 2024 from $1,980.2 million for the six months ended June 30, 2023, as a result of the growth in our volumes that increased related material and direct labor expenses as well as increased expense in other overhead costs directly related to the performance of aftermarket services. The following table sets forth our total cost of revenue for the six months ended June 30, 2024 and 2023:

	Six Months Ended June 30,
	2024	2023
	(in millions)
Material	$1,601.0	$1,423.2
Labor	450.4	401.8
Other	165.5	155.2

Total cost of revenue	$2,216.9	$1,980.2

Selling, general and administrative expense. SG&A expense was $108.8 million and $95.2 million for the six months ended June 30, 2024 and 2023, respectively, and was 4.2% and 4.1% of total revenue for each of the six months ended June 30, 2024 and 2023, respectively. The $13.6 million increase in SG&A expense was due in large part to a $7.8 million increase in personnel expenses related to investments made for growth and a $6.9 million increase in professional fees, partially offset by a $1.1 million decrease in travel and selling expenses.

Amortization of intangible assets. Amortization of intangible assets was $46.6 million and $46.5 for the six months ended June 30, 2024 and 2023, as there were no significant changes in the cost base of intangible assets, including customer relationships, trademarks, technology and other intangible assets.

Acquisition costs. Acquisition costs of $1.5 million for the six months ended June 30, 2023 were incurred primarily due to the acquisition of Western Jet on February 2, 2023.

Interest expense. Interest expense was $155.6 million and $151.3 million for the six months ended June 30, 2024 and 2023, respectively. The weighted average interest rate for the six months ended June 30, 2024 and 2023 was 9.23% and 8.87%, respectively, as the underlying benchmark rates on our floating rate debt instruments continued to rise during 2024, which drove the higher interest expense in the year, along with higher levels of debt outstanding due to increased draws on the ABL Credit Facility. See “—Liquidity and Capital Resources” for further discussion of our debt and financing activities.

Refinancing costs. Refinancing costs of $4.9 million associated with the amendment of the Credit Agreement in March 2024 were incurred during the six months ended June 30, 2024.

Loss on debt extinguishment. A $3.6 million loss on debt extinguishment was recorded during six months ended June 30, 2024 due to the write-off of unamortized deferred finance charges and debt discount related to the extinguished portion of the 2023 Term Loan Facilities and redeemed portion of the Senior Notes related to the refinancing activity.

Income tax expense. Income tax expense was $37.9 million for the six months ended June 30, 2024, as compared to $47.5 million for the six months ended June 30, 2023, a decrease of $9.6 million. The decrease was primarily the result of a lower estimated annual effective tax rate driven by increased full year projected earnings.

Comparison of the Years Ended December 31, 2023 and 2022

The following table sets forth our consolidated statements of operations data for the years ended December 31, 2023 and 2022:

	Year Ended December 31,		Change
	2023	2022	%
	(in millions)
Revenue	$4,563.3	$4,150.5	10%
Cost of revenue	3,928.0	3,604.8	9%
Selling, general and administrative expense	202.8	188.1	8%
Amortization of intangible assets	93.7	93.7	0%
Acquisition costs	1.5	1.3	15%

Operating income	337.3	262.6	28%
Interest expense	309.6	243.0	27%
Refinancing costs	19.9	—	100%
Loss on debt extinguishment	6.2	—	100%
Other income	(3.5)	(2.4)	46%

Income before income taxes	5.1	22.0	(77)%

Income tax expense	40.2	43.0	(7)%

Net loss	$(35.1)	$(21.0)	67%

Revenue. Revenue increased $412.8 million, or 10%, to $4,563.3 million for the year ended December 31, 2023 from $4,150.5 million for the year ended December 31, 2022. Revenue increased as a result of overall growth across each of our commercial aerospace, military and helicopter, and business aviation end markets. The increase in revenue generated from our commercial aerospace end market of $221.7 million, or 10%, to $2,471.8 million for the year ended December 31, 2023 from $2,250.1 million for the year ended December 31, 2022 was primarily driven by the increases in higher engine and component usage and maintenance demand as well as additional market share capture on certain engine platforms we service, which benefited from the continued recovery in commercial air travel demand from the COVID-19 pandemic and pilot shortages that impacted the regional jet markets. The increase in revenue generated from our business aviation end market of $82.0 million, or 9%, to $969.0 million and our military and helicopter end market of $83.6 million, or 10%, to $968.1 million for the year ended December 31, 2023, compared to the same period of 2022, was primarily attributable to the demand strength on the platforms that we service, resulting in strong growth in both end markets. Those increases were partially offset by ongoing supply chain delays that impacted the availability of parts and ultimately engine throughput across all of our end markets.

Cost of revenue. Cost of revenue increased $323.2 million, or 9%, to $3,928 million for the year ended December 31, 2023 from $3,604.8 million for the year ended December 31, 2022, as a result of the growth in our volumes that increased related material and direct labor expenses as well as increased expense in other overhead costs directly related to the performance of aftermarket services. The following table sets forth our total cost of revenue for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022
	(in millions)
Material	$2,811.8	$2,581.9
Labor	802.0	729.3
Other	314.2	293.6

Total cost of revenue	$3,928.0	$3,604.8

Selling, general and administrative expense. SG&A expense was $202.8 million and $188.1 million for the years ended December 31, 2023 and 2022, respectively, and was 4.5% of revenue for each of the years ended December 31, 2023 and 2022. The $14.7 million increase in SG&A expense was due in large part to a $16.6 million increase in personnel and related incentive compensation expense to support continued growth and $3.0 million increase in travel and marketing expense, offset by $5.9 million decrease in integration expense, as our Signature ERO acquisition in 2021 is now fully integrated.

Amortization of intangible assets. Amortization of intangible assets was $93.7 million for the years ended December 31, 2023 and 2022, as there were no significant changes in the cost base of intangible assets, including customer relationships, trademarks, technology and other intangible assets.

Acquisition costs. Acquisition costs of $1.5 million for the year ended December 31, 2023 were incurred primarily due to the acquisition of Western Jet on February 2, 2023. Acquisition costs of $1.3 million for the year ended December 31, 2022 were incurred primarily due to the acquisition of EB Airfoils on May 12, 2022.

Interest expense. Interest expense was $309.6 million and $243.0 million for the years ended December 31, 2023 and 2022, respectively. The weighted average interest rate for the years ended December 31, 2023 and 2022 was 9.2% and 6.3%, respectively, as the underlying benchmark rates on our floating rate debt instruments continued to rise during 2023, which drove the higher interest expense in the year. See “—Liquidity and Capital Resources” for further discussion of our debt and financing activities.

Refinancing costs. Refinancing costs of $19.9 million associated with the amendment of the Credit Agreement in August 2023 were incurred during the year ended December 31, 2023.

Loss on debt extinguishment. A $6.2 million loss on debt extinguishment was recorded during the year ended December 31, 2023, due to the write-off of unamortized deferred finance charges and debt discount related to the extinguished portion of the 2019 Term Loan Facilities and 2021 Term Loan Facility (both defined below) related to the refinancing activity.

Income tax expense. Income tax expense was $40.2 million for the year ended December 31, 2023, as compared to $43.0 million for the year ended December 31, 2022, a decrease of $2.8 million. The decrease was reflective of a reduction in pre-tax income, reducing income taxes expense by $3.5 million based on the U.S. statutory rate of 21%, offset by other items. The tax expense and corresponding effective tax rate for 2023 and 2022 were high primarily due to a partial valuation allowance recorded against our interest expense carryforward deferred tax asset under Section 163(j) of the Code.

Comparison of the Years Ended December 31, 2022 and 2021

The following table sets forth our consolidated statements of operations data for the years ended December 31, 2022 and 2021:

	Year Ended December 31,		Change
	2022	2021	%
	(in millions)
Revenue	$4,150.5	$3,479.9	19%
Cost of revenue	3,604.8	3,063.4	18%
Selling, general and administrative expense	188.1	156.4	20%
Amortization of intangible assets	93.7	94.0	0%
Acquisition costs	1.3	8.4	(85)%

Operating income	262.6	157.7	67%
Interest expense	243.0	205.3	18%
Other income	(2.4)	(2.8)	(14)%

Income (loss) before income taxes	22.0	(44.8)	(149)%
Income tax expense (benefit)	43.0	(13.8)	(412)%

Net loss	(21.0)	(31.0)	(32)%

Net loss attributable to non-controlling interest	—	(0.3)	(100)%

Net loss attributable to the stockholder	$(21.0)	$(30.7)	(32)%

Revenue. Revenue increased $670.6 million, or 19%, to $4,150.5 million for the year ended December 31, 2022 from $3,479.9 million for the year ended December 31, 2021. The increase in revenue generated from our commercial aerospace end market of $464.8 million, or 26% to $2,250.1 million for the year ended December 31, 2022 from $1,785.3 million for the year ended December 31, 2021 was primarily driven by the growth in this end market as a result of the recovery in commercial air travel from the COVID-19 pandemic and related maintenance demand as well as the full year results impact of the Signature ERO acquisition. The increase in revenue generated from our business aviation end market of $237.3 million, or 37%, to $887.0 million for the year ended December 31, 2022, compared to the same period of 2021, was primarily due to the full year results impact of the acquisition of Signature ERO, and due to higher demand on the platforms that we service in this end market. The aggregate increase in revenue across end markets attributable to the realization of a full year of revenue from our July 2021 acquisition of Signature ERO was $271.5 million.

Cost of revenue. Cost of revenue increased $541.4 million, or 18%, to $3,604.8 million for the year ended December 31, 2022 from $3,063.4 million for the year ended December 31, 2021, as a result of the growth in our volumes that increased related material, direct labor and other overhead costs spend as well as increased expenses from the realization of a full year of ownership of Signature ERO. The following table sets forth our cost of revenue for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021
	(in millions)
Material	$2,581.9	$2,163.8
Labor	729.3	653.6
Other	293.6	246.0

Total cost of revenue	$3,604.8	$3,063.4

Selling, general and administrative expense. SG&A expense was $188.1 million and $156.4 million for the years ended December 31, 2022 and 2021, respectively, and was 4.5% of revenue for each of the years ended December 31, 2022 and 2021. The $31.7 million increase in SG&A expense was due to $13.3 million of SG&A expense associated with the realization of a full year of ownership of Signature ERO, a $7.3 million increase in marketing and traveling expense as events and travel recovered from the COVID-19 pandemic, a $5.9 million increase in bad debt expense related to receivables at risk as a result of the Russia-Ukraine conflict and a $3.6 million increase in personnel and incentive compensation expense.

Amortization of intangible assets. Amortization of intangible assets was $93.7 million for the year ended December 31, 2022 and $94.0 million for the year ended December 31, 2021.

Acquisition costs. Acquisition costs of $1.3 million for the year ended December 31, 2022 were incurred primarily in connection with the acquisition of EB Airfoils on May 12, 2022. Acquisition costs of $8.4 million for the year ended December 31, 2021 were incurred primarily in connection with the acquisitions of Signature ERO in July 2021 and PTS Aviation in December 2021.

Interest expense. Interest expense was $243.0 million and $205.3 million for the years ended December 31, 2022 and 2021, respectively. The weighted average interest rates for the years ended December 31, 2022 and 2021 was 6.3% and 5.8%, respectively as the underlying benchmark rates on our floating rate debt instruments rose during 2022, which drove the higher interest expense in the year. See “—Liquidity and Capital Resources” for further discussion.

Income tax expense (benefit). Income tax expense was $43.0 million for the year ended December 31, 2022, as compared to a benefit of $(13.8) million for the year ended December 31, 2021, an increase of $56.8 million. The increase was primarily the result of the increase in pre-tax income, increasing income taxes expense by $14.0 million based on the U.S. statutory rate of 21% as well as a change in the U.S. state deferred effective tax rate for the state of Florida as a result of a consolidated return for the year ended December 31, 2021 that resulted in a tax benefit of $42.8 million. The tax expense and corresponding effective tax rate for 2022 were high primarily due to a partial valuation allowance recorded against our interest expense carryforward deferred tax asset under Section 163(j) of the Code. For 2021, the tax expense and corresponding effective tax rate were lower due to the partial valuation allowance recording being offset by a change in the U.S. state deferred effective tax rate for the State of Florida as a result of a consolidated return.

Segment Results

The following table presents revenue by segment, Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin:

	Six Months Ended June 30,		Year Ended December 31,
	2024	2023	2023	2022	2021
	(in millions, except percentages)
Engine Services
Segment Revenue	$2,308.8	$2,057.6	$4,049.9	$3,723.3	$3,122.9
Segment Adjusted EBITDA	$303.7	$269.3	$519.1	$447.7	$361.5
Segment Adjusted EBITDA Margin	13%	13%	13%	12%	12%
Component Repair Services
Segment Revenue	$274.1	$248.5	$513.4	$427.2	$357.0
Segment Adjusted EBITDA	$70.3	$58.8	$125.3	$96.7	$77.4
Segment Adjusted EBITDA Margin	26%	24%	24%	23%	22%

For a discussion of Segment Adjusted EBITDA, see Note 24 and Note 18, “Segment information” to our audited consolidated financial statements and unaudited condensed interim consolidated financial statements, respectively, included elsewhere in this prospectus.

Comparison of the Six Months Ended June 30, 2024 and 2023

Engine Services

Engine Services segment revenue increased $251.2 million, or 12%, to $2,308.8 million for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. Revenue generated from our commercial aerospace end market increased 23%, primarily driven by higher engine maintenance demand. Revenue generated from our business aviation end market increased 4%, primarily attributable to the demand strength on the platforms that we service. These increases were partially offset by a decrease in our military and helicopter end market of 5% primarily attributable to the temporary grounding of the US Navy’s V-22 Osprey fleet.

Engine Services Segment Adjusted EBITDA increased $34.4 million, or 13%, to $303.7 for the six months ended June 30, 2024 from $269.3 million for the six months ended June 30, 2023. The increase in Segment Adjusted EBITDA was primarily driven by increases in revenue.

Component Repair Services

Component Repair Services segment revenue increased $25.6 million, or 10%, to $274.1 million for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. Revenue generated from our commercial aerospace end market increased 18%, primarily driven by the increases in engine maintenance and higher component usage. Revenue generated in our military and helicopter end market increased 3%, primarily attributable to increased demand for component repairs.

Component Repair Services Segment Adjusted EBITDA increased $11.5 million, or 20%, to $70.3 for the six months ended June 30, 2024 from $58.8 million for the six months ended June 30, 2023. The increase is primarily due to increased revenue and improved productivity.

Comparison of the Years Ended December 31, 2023 and 2022

Engine Services

Engine Services segment revenue increased $326.6 million, or 9%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. Revenue generated from our commercial aerospace end market increased 8%, primarily driven by the increases in higher engine and component usage and maintenance demand as well as additional market share capture on certain engine platforms we service, which benefited from the continued recovery in commercial air travel demand from the COVID-19 pandemic and pilot shortages that impacted the regional jet markets. Revenue generated from our business aviation end market increased 9%, primarily attributable to the demand strength on the platforms that we service, resulting in strong growth in both end markets. These increases were partially offset by ongoing supply chain delays that impacted on the availability of parts and ultimately engine throughput across all our end markets.

Engine Services Segment Adjusted EBITDA increased $71.4 million, or 16%, to $519.1 for the year ended December 31, 2023 from $447.7 million for the for the year ended December 31, 2022. The increase was primarily driven by increases in revenue.

Component Repair Services

Component Repair Services segment revenue increased $86.2 million, or 20%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. Revenue generated from our commercial aerospace end market increased 21%, primarily driven by the increases in component usage, which benefited from the continued recovery in commercial air travel demand from the COVID-19 pandemic and pilot shortages that impacted the regional jet markets. Revenue generated from our military and helicopter end market increased 15%, primarily attributable to the demand strength on the platforms that we service, resulting in strong growth in both end markets. Revenue in our other end market increased 20%, which was primarily attributable to increased demand in the land and marine end market, which is included in our other end market.

Component Repair Services Segment Adjusted EBITDA increased $28.6 million, or 29%, to $125.3 for the year ended December 31, 2023 from $96.7 million for the year ended December 31, 2022. The increase was primarily driven by increases in revenue.

Comparison of the Years Ended December 31, 2022 and 2021

Engine Services

Engine Services segment revenue increased $600.4 million, or 19%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. Revenue generated from our commercial aerospace end market increased 26%, primarily driven by the growth in this end market as a result of the recovery in commercial air travel from the COVID-19 pandemic and related maintenance demand as well as the full year results impact of the Signature ERO acquisition. Revenue generated from our business aviation end market increased 37%, primarily due to the full year results impact of the acquisition of Signature ERO and higher demand on the platforms that we service in this end market. These increases were partially offset by a revenue decrease of 4% in our military and helicopter end market.

Engine Services Segment Adjusted EBITDA increased $86.2 million, or 24%, to $447.7 million for the year ended December 31, 2022 from $361.5 million for the year ended December 31, 2021. The increase was primarily driven by increases in revenue.

Component Repair Services

Component Repair Services segment revenue increased $70.2 million, or 20%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. Revenue generated from our commercial aerospace end market increased 29%, primarily driven by the growth in this end market as a result of the recovery in commercial air travel from the COVID-19 pandemic.

Component Repair Services Segment Adjusted EBITDA increased $19.3 million, or 25%, to $96.7 million for the year ended December 31, 2022 from $77.4 million for the for the year ended December 31, 2021. The increase was primarily driven by increases in revenue.

Liquidity and Capital Resources

The following table summarizes select financial data relevant to our liquidity and capital resources as of June 30, 2024 and December 31, 2023 and 2022:

	As of June 30,	As of December 31,
	2024	2023	2022
	(in millions)
Cash	$60.3	$58.0	$120.1
Net working capital (total current assets less total current liabilities)	1,180.8	1,066.3	1,042.1
Total debt (including current portion)(1)	3,275.7	3,198.8	3,188.3
Total stockholders’ equity	1,159.0	1,146.7	1,199.0

(1)

Includes unamortized discounts of $24.3 million, $26.9 million and $9.6 million as of June 30, 2024, December 31, 2023 and December 31, 2022, respectively, and unamortized deferred finance charges of $26.3 million, $33.6 million and $43.9 million as of June 30, 2024, December 31, 2023 and December 31, 2022, respectively.

Our principal historical cash requirements have been to fund working capital, capital expenditures and acquisitions and to service our indebtedness. We expect to satisfy our cash requirements with cash on hand, cash flows from operations and available borrowings under the ABL Credit Facility and the 2023 Revolving Credit Facility under our Senior Secured Credit Agreements. As of December 31, 2023, we had $608.0 million of available liquidity, consisting of $58.0 million cash on hand, $400.0 million available under the ABL Credit Facility and $150.0 million (of which up to $75.0 million is available for the issuance of letters of credit) available under the 2023 Revolving Credit Facility. Based on our current operations, we believe that these sources of liquidity are adequate to meet our cash requirements for the foreseeable future. However, our ability to make scheduled payments of principal and interest, refinance our debt, comply with the financial covenants under our debt agreements and fund our other liquidity requirements will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Any future acquisitions, joint ventures or other similar transactions may require additional capital and there can be no assurance that any such capital will be available to us on acceptable terms, if at all.

As of June 30, 2024, we had $516.4 million of available liquidity, consisting of $60.3 million cash on hand, $306.1 million available under the ABL Credit Facility and $150.0 million (of which up to $75.0 million is available for the issuance of letters of credit) available under the 2023 Revolving Credit Facility. Based on our current operations, we believe that these sources of liquidity are adequate to meet our cash requirements for the foreseeable future. However, our ability to make scheduled payments of principal and interest, refinance our debt, comply with the financial covenants under our debt agreements and fund our other liquidity requirements will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Any future acquisitions, joint ventures or other similar transactions may require additional capital and there can be no assurance that any such capital will be available to us on acceptable terms, if at all.

As of June 30, 2024, December 31, 2023 and December 31, 2022 our debt outstanding consisted of the following:

	As of June 30,	As of December 31,
	2024	2023	2022
	(in millions)
2024 Term Loan Facilities	$2,755.2	$—	$—
2023 Term Loan Facilities	—	2,562.1	—
2019 Term Loan Facilities	—	—	2,269.3
2021 Term Loan Facilities	—	—	275.0
ABL Credit Facility	75	—	—
Senior Notes	475.5	675.5	675.5
Finance leases	19.3	20.3	20.6
Other	1.3	1.4	1.4

	3,326.3	3,259.3	3,241.8
Less: Current portion	(28.6)	(26.7)	(24.3)
Unamortized discounts	(24.3)	(26.9)	(9.6)
Unamortized deferred finance charges	(26.3)	(33.6)	(43.9)

Long-term debt	$3,247.1	$3,172.1	$3,164.0

As of June 30, 2024, we had the following debt agreements:

•	The 2024 Term Loan Facilities under the Credit Agreement, under which we had outstanding indebtedness in an aggregate principal amount of $2,755.2 million, maturing on August 24, 2028.

•

$150.0 million 2023 Revolving Credit Facility under the Credit Agreement (of which up to $75.0 million is available for the issuance of letters of credit), under which we had no outstanding borrowings, maturing on May 1, 2028.

•	$400.0 million ABL Credit Facility under the ABL Credit Agreement, under which we had outstanding borrowings of $75.0 million, maturing on May 1, 2028.

•	$475.5 million in aggregate principal amount of Senior Notes, maturing on April 4, 2027.

•	$20.6 million in finance leases and other debt.

Senior Secured Credit Facilities

We entered into the Credit Agreement on April 4, 2019, originally providing for (i) the 2019 Term Loan Facilities and (ii) the 2019 Revolving Credit Facility. As of June 30, 2024, the Credit Agreement provides for (i) the 2024 Term Loan Facilities and (ii) the 2023 Revolving Credit Facility.

On February 12, 2020, we (i) incurred an additional $200.0 million of incremental term loans under the 2019 Term Loan Facilities and (ii) amended and repriced each of the 2019 Term Loan Facilities to, among other things, revise the applicable interest rate margin for (a) loans bearing interest at LIBOR to a range of 3.25% to 3.50% and (b) loans bearing interest at base rate to a range of 2.25% to 2.50%.

On July 1, 2021, we (i) entered into the 2021 Term Loan Facility and (ii) amended the Credit Agreement to replace LIBOR as the reference rate for Pounds Sterling-denominated loans under the 2019 Revolving Credit Facility with a SONIA based rate (subject to a 0.0% floor). The 2021 Term Loan Facility bore interest at a floating rate per annum which could be, at our option, (a) a LIBOR-based rate (subject to a 1.0% floor), plus 5.75% or (b) a base rate (subject to a 2.0% floor) plus an applicable margin of 4.75%.

On December 22, 2022, the Credit Agreement was amended to replace LIBOR as the reference rate for dollar-denominated loans under each of the 2019 Revolving Credit Facility, the 2019 Term Loan Facilities and the 2021 Term Loan Facility with a Term SOFR-based rate, plus a credit spread adjustment of 0.10% (subject to a 1.0% floor).

On May 1, 2023, we amended, refinanced and extended the maturity of the 2019 Revolving Credit Facility due April 4, 2024 to January 2, 2026.

On August 24, 2023, we amended, refinanced and extended the maturity of (i) each of the 2019 Term Loan B-1 Facility and 2021 Term Loan Facility due April 4, 2026, with the 2023 Term Loan B-1 Facility, (ii) the 2019 Term Loan B-2 Facility due April 4, 2026 with the 2023 Term Loan B-2 Facility and (iii) the 2019 Revolving Credit Facility with the 2023 Revolving Credit Facility, maturing on the earlier of (a) May 1, 2028 and (b) a springing maturity date that is 91 days prior to the maturity date applicable to any term loan under the Credit Agreement, unsecured indebtedness or other indebtedness having an aggregate outstanding principal amount of at least $150.0 million. The 2023 Term Loan Facilities bore interest at a floating rate per annum which could be, at our option, (a) a Term SOFR-based rate (subject to 0.0% floor), plus 3.75% to 4.00% or (b) a base rate (subject to a 1.0% floor) plus an applicable margin of 2.75% to 3.00%.

On March 25, 2024, we amended and refinanced (a) the 2023 Term Loan B-1 Facility due August 24, 2028 with the 2024 Term Loan B-1 Facility, and (b) the 2023 Term Loan B-2 Facility due August 24, 2028 with the 2024 Term Loan B-2 Facility. We used a portion of the 2024 Term Loan Facilities, along with cash on hand, to redeem $200.0 million of the $675.5 million aggregate principal amount of outstanding Senior Notes. As part of the financing transaction, the Credit Agreement was also amended (i) to reduce the applicable interest rate margin for loans under the 2024 Term Loan Facilities bearing interest at Term SOFR from 4.00% to 3.50%, (ii) to reduce the applicable interest rate margin for loans under the 2024 Term Loan Facilities bearing interest at base rate from 3.00% to 2.50% and (iii) to replace CDOR as the reference rate for Canadian dollar-denominated loans under the 2023 Revolving Credit Facility, with a Term CORRA-based rate, plus a credit spread adjustment ranging from 0.29547% to 0.32138% (subject to a 0.0% floor).

On September 6, 2024, we incurred (i) approximately $144.3 million in additional principal amount of incremental term loans under the 2024 Term Loan B-1 Facility and (ii) approximately $55.7 million in additional principal amount incremental term loans under the 2024 Term Loan B-2 Facility. We used a portion of the proceeds of the incremental loans to, among other things, prepay a portion of the outstanding borrowings under our ABL Credit Facility.

We entered into the ABL Credit Agreement on April 4, 2019, in an original aggregate principal amount of up to $300.0 million. As of June 30, 2024, the ABL Credit Facility allows us to borrow up to $400.0 million, with the maximum amount calculated based on our U.S. and Canadian borrowing bases.

On January 10, 2020, we increased the aggregate amount of the U.S. Commitment under our ABL Credit Facility to $200.0 million.

On December 22, 2021, we amended our ABL Credit Agreement to replace LIBOR as the reference rate for Pounds Sterling-denominated loans under the ABL Credit Facility with a SONIA-based rate (subject to a 0.0% floor).

On May 1, 2023, (i) we amended, repriced and extended the maturity of our ABL Credit Facility, (ii) reallocated $40.0 million of the Canadian Commitment thereunder to the U.S. Commitment, increasing the U.S. Commitment to $240.0 million and reducing the Canadian Commitment to $160.0 million and (iii) replaced LIBOR as the reference rate for dollar-denominated loans under the ABL Credit Facility with a Term SOFR-based rate, plus a credit spread adjustment of 0.10 (subject to a 0.0% floor). The extended ABL Credit Facility matures on the earlier of (a) May 1, 2028, (b) a springing maturity date that is 91 days prior to the maturity date applicable to any term loan under the Credit Agreement, unsecured indebtedness or other indebtedness having an aggregate outstanding principal amount of at least $150.0 million, and (c) the maturity date of our 2023 Revolving Credit Facility (if excess availability under the ABL Credit Facility during the 91-day period prior to the maturity date of the 2023 Revolving Credit Facility is (1) less than the aggregate amount required to repay the 2023 Revolving Credit Facility in full or (2) insufficient to satisfy certain “payment conditions” under our ABL Credit Agreement).

On May 28, 2024, we amended the ABL Credit Facility to replace CDOR as a reference rate for Canadian dollar-denominated loans under the Canadian Commitment with a Term CORRA-based rate, plus a credit spread adjustment ranging from 0.29547% to 0.32138% (subject to a 0.0% floor).

The Credit Agreement contains customary mandatory prepayment provisions, including the requirement to prepay the 2024 Term Loan Facilities with excess cash flow and with the net cash proceeds of certain asset sales or other asset dispositions, casualty events and issuances of debt securities, in each case, subject to certain customary exceptions. All obligations of Dynasty Acquisition under the Senior Secured Credit Facilities are jointly and severally guaranteed by Dynasty Intermediate Co., Inc. (“Holdings”) and each of Dynasty Acquisition’s existing and future direct and indirect wholly owned domestic restricted subsidiaries, subject to certain exceptions (together with Dynasty Acquisition and Holdings, collectively, the “U.S. Loan Parties”). All obligations of the Canadian Borrower under our Senior Secured Credit Facilities are jointly and severally guaranteed by the U.S. Loan Parties and each of Dynasty Acquisition’s existing and future direct and indirect wholly owned Canadian and other restricted subsidiaries, subject to certain exceptions (together with the Canadian Borrower, the “Canadian Loan Parties”).

The ABL Credit Facility is secured by a first priority pledge by the U.S. Loan Parties and the Canadian Loan Parties (collectively, the “Loan Parties”) of all accounts receivable, inventory, engines and certain related assets, deposit accounts and securities accounts (including cash) and investment property (other than equity interests) and all instruments, chattel paper, contracts, guarantees, letters of credit, supporting obligations, documents, commercial tort claims and general intangibles related to the foregoing, in each case, of the Loan Parties, subject to certain exceptions and permitted liens (the “ABL Priority Collateral”); and a second priority pledge in all of the equity interests of restricted subsidiaries directly owned by the Loan Parties (subject to certain exceptions) and substantially all other assets of the Loan Parties, subject to certain exceptions and permitted liens (the “Term Loan/RCF Priority Collateral”).

The Credit Facilities are secured by a first priority pledge of the Term Loan/RCF Priority Collateral and a second priority pledge of the ABL Priority Collateral, in each case, subject to certain exceptions and permitted liens.

Senior Notes

The Senior Notes were issued on April 4, 2019 at a principal amount of $640.0 million. On April 4, 2020, we elected to defer payment on 100% of the accrued interest at 11% per annum, increasing the principal amount to $657.8 million. On July 4, 2020, we elected to defer payment on 50% of the accrued interest at 10.5% per annum, increasing the principal amount to $666.5 million. On October 4, 2020, we elected to defer the payment on 50% of the accrued interest at 10.5% per annum, increasing the principal amount to $675.5 million. As of April 4, 2023, the Senior Notes may be redeemed in whole or in part without a premium, plus accrued and unpaid interest to, but not including the date of redemption. The Senior Notes are guaranteed on a senior basis by all of our domestic subsidiaries. On March 29, 2024, we redeemed $200.0 million of the Senior Notes.

The Senior Notes do not contain financial maintenance covenants, but contain various restrictive covenants including limitations on our ability and the ability of our restricted subsidiaries to, subject to a number of exceptions, do the following: incur additional debt or issue disqualified stock; pay distributions or dividends, redeem subordinated debt or make other restricted payments; make certain investments; grant or permit certain liens on assets; enter into certain transactions with affiliates; merge, consolidated or transfer all or substantially all of our assets; incur dividend or other payment restrictions affecting certain of our subsidiaries; and transfer or sell assets.

Senior Secured Credit Agreements Covenant Compliance

The 2023 Revolving Credit Facility is subject to a springing financial covenant, which requires us to maintain a maximum consolidated first lien net leverage ratio that is tested quarterly, at the end of any fiscal quarter, when more than 35% of the 2023 Revolving Credit Facility (excluding, among other things, all letters of credit) is utilized on such date.

The ABL Credit Facility is subject to a springing financial covenant, which requires us to maintain a minimum fixed charge coverage ratio that is tested quarterly, (a) as of the last day of the most recently ended fiscal quarter, if excess availability under the ABL Credit Facility at any time is below a threshold equal to the lesser of (i) 10.0% of the aggregate borrowing base under the ABL Credit Facility, (ii) 10.0% of the aggregate commitments under the ABL Credit Facility and (iii) $30.0 million, and (b) thereafter on the last day of each subsequent fiscal quarter until excess availability exceeds such threshold for 30 consecutive days.

The Senior Secured Credit Agreements contain certain financial reporting covenants that require us to present periodic financial metrics to our lenders. One such financial reporting metric is Consolidated EBITDA as defined in the Senior Secured Credit Agreement. The definition of Consolidated EBITDA utilized for these debt reporting covenants differs from the definition of Adjusted EBITDA presented in this prospectus in that it represents Adjusted EBITDA as further adjusted for certain additional items including, among other things, to give pro forma effect to acquisitions, including resulting synergies, and cost savings. The table below highlights the differences between Adjusted EBITDA presented in this prospectus and Consolidated EBITDA presented to our creditors:

Period	Amount
(in millions)
Six months ended June 30, 2024	$5.2
Six months ended June 30, 2023	$3.4
Fiscal year ended December 31, 2023	$3.4
Fiscal year ended December 31, 2022	$5.9
Fiscal year ended December 31, 2021	$42.8

Compliance with these covenants is essential to our ability to continue to meet our liquidity needs, as a failure to comply could result in a default under the Senior Secured Credit Agreements and permit the senior lenders to accelerate the maturity of our indebtedness. Such an acceleration of our indebtedness would have a material adverse effect on our liquidity, including our ability to make payments on our other indebtedness and our ability to operate our business.

We are currently in compliance with the covenants in the Senior Secured Credit Agreements.

Cash Flows

The following table summarizes our cash flows for the six months ended June 30, 2024 and 2023 and the years end December 31, 2023, 2022 and 2021:

	Six Months Ended June 30,		Year Ended December 31,
	2024	2023	2023	2022	2021
Consolidated statements of cash flows data:	(in millions)
Net cash (used in) provided by operating activities	$(18.1)	$(199.3)	$67.9	$27.3	$130.7
Net cash used in investing activities	(44.8)	(80.3)	(112.9)	(60.8)	(294.6)
Net cash provided by (used in) financing activities	65.9	204.0	(14.7)	(25.8)	233.2
Effect of exchange rate changes on cash	(0.7)	—	(2.4)	(3.8)	(3.4)

Net increase (decrease) in cash	2.3	(75.6)	(62.1)	(63.1)	65.9
Cash at beginning of period	58.0	120.1	120.1	183.2	117.3

Cash at end of period	$60.3	$44.5	$58.0	$120.1	$183.2

Six Months Ended June 30, 2024

Net cash used in operating activities for the six months ended June 30, 2024 was $18.1 million. The factors affecting our operating cash flows for the six months ended June 30, 2024 were our net income of $8.6 million and non-cash charges of $96.3 million, partially offset by a net change in our operating assets and liabilities of $123.0 million. The non-cash charges primarily consisted of $92.9 million in depreciation and amortization, $6.7 million in amortization of deferred finance charges and discounts, and $3.6 million in the loss on debt extinguishment in connection with the amendment of the Credit Agreement for the six months ended June 30, 2024, partially offset by $6.9 million in deferred income taxes. The increase in accounts receivable, contract assets and inventories was due to increased volume, as well as the timing of billings related to customer contracts and the recognition of revenue from customer contracts which were significantly impacted by industry-wide supply chain challenges that reduced the supply of parts, which delayed throughput of engine shipments. The increase in accounts payable, accrued expenses and other accrued liabilities was primarily related to the timing of invoicing and payments with suppliers.

Net cash used in investing activities for the six months ended June 30, 2024 was $44.8 million and consisted of $45.1 million of purchases of property, plant and equipment and rental engines and $0.2 million for the acquisition of intangible assets, partially offset by proceeds from the disposal of property, plant and equipment and rental engines of $0.5 million. A significant proportion of our purchases of property, plant and equipment was primarily due to continued investments made to stand up our LEAP-1A and LEAP-1B program and our CFM56 expansion capabilities in Dallas/Fort-Worth.

Net cash provided by financing activities for the six months ended June 30, 2024 of $65.9 million was primarily related to incremental borrowings from the issuance of the 2024 Term Loan Facilities of $308.0 million and net draws of $75.0 million on the ABL Credit Facility, partially offset by the repayment of $200.0 million of the Senior Notes, the payment of $115.4 million of long term debt, the repayment of long-term agreements of $1.3 million and the payment of deferred financial charges of $0.4 million associated with the refinancing activities.

Six Months Ended June 30, 2023

Net cash used in operating activities for the six months ended June 30, 2023 was $199.3 million. The factors affecting our operating cash flows for the six months ended June 30, 2023 were our net loss of $12.6 million and a net change in our operating assets and liabilities of $287.8 million, partially offset by non-cash charges of $101.1 million. The non-cash charges primarily consisted of $98.5 million in depreciation and amortization, $8.0 million in amortization of deferred finance charges and discounts, $1.0 million in non-cash lease expense and $0.4 million in foreign exchange loss, partially offset by $6.8 million in deferred income taxes. The increase in accounts receivable, contract assets and inventories was due to increased volume, as well as the timing of billings related to customer contracts and the recognition of revenue from customer contracts which were significantly impacted by industry-wide supply chain challenges that reduced the supply of parts, which decreased throughput of engine shipments, offset by a decrease in accounts payable, accrued expenses and other accrued liabilities driven by supply chain delays that impacted throughput of engine shipments.

Net cash used in investing activities for the six months ended June 30, 2023 of $80.3 million was primarily attributable to the $31.1 million acquisition of Western Jet on February 2, 2023, the purchases of property, plant and equipment and rental engines in the year of $21.5 million and the acquisition of intangible assets of $30.2 million. Net cash used in investing activities was offset by the proceeds from the disposal of property, plant and equipment and rental engines of $2.4 million.

Net cash provided by financing activities for the six months ended June 30, 2023 of $204.0 million was primarily attributable to the proceeds from issuance of long-term debt of $220.0 million under the ABL Credit Facility, partially offset by the repayment of long-term debt of $12.2 million, payment of deferred financing charges of $2.0 million and the repayment of long-term agreements of $1.6 million.

Year Ended December 31, 2023

Net cash provided by operating activities for the year ended December 31, 2023 was $67.9 million. The factors affecting our operating cash flows during 2023 were our net loss of $35.1 million and a net change in our operating assets and liabilities of $99.5 million, partially offset by non-cash charges of $202.4 million. The non-cash charges primarily consisted of $197.1 million in depreciation and amortization, $15.3 million in amortization of deferred finance charges and discounts, $6.2 million in the loss on debt extinguishment in connection with the amendment of the Credit Agreement during 2023, and $3.2 million in foreign exchange loss, partially offset by $19.8 million in deferred income taxes. Improved net working capital performance was driven by better accounts receivable collections and improved payment terms with customers, offset by a decrease in accounts payable, accrued expenses and other accrued liabilities and an increase in inventories and contract assets driven by the volume growth in the business and supply chain delays that impacted throughput of engine shipments.

Net cash used in investing activities for the year ended December 31, 2023 of $112.9 million was primarily due to investments made to stand up our LEAP-1A and LEAP-1B program, and consisted of $55.1 million of purchases of property, plant and equipment and rental engines, $30.2 million for the acquisition of intangible assets and $31.1 million for the acquisition of Western Jet on February 2, 2023. Net cash used for investment was offset by the proceeds from the disposal of property, plant and equipment and rental engines of $3.5 million.

Net cash used in financing activities for the year ended December 31, 2023 of $14.7 million was primarily related to incremental borrowings from the issuance of the 2023 Term Loan Facilities of $1,479.6 million, partially offset by the repayment of $1,488.4 million of the 2019 Term Loan Facilities and 2021 Term Loan Facility, the payment of deferred financial charges of $2.9 million associated with the refinancing activities and the repayment of long-term agreements of $3.0 million.

Year Ended December 31, 2022

Net cash provided by operating activities for the year ended December 31, 2022 was $27.3 million. The factors affecting our operating cash flows during 2022 were our net loss of $21.0 million and a net change in our operating assets and liabilities of $144.0 million, partially offset by non-cash charges of $192.2 million. The non-cash charges primarily consisted of $195.2 million in depreciation and amortization, $5.8 million in impairment of long-lived assets, $16.2 million in amortization of deferred finance charges and discounts, $1.0 million in non-cash lease expense and $2.9 million in foreign exchange loss, partially offset by $2.1 million in amortization of loss on derivative instruments and $26.5 million in deferred income taxes. The increase in accounts receivable, contract assets and inventories was due to increased volume, as well as the timing of billings related to customer contracts and the recognition of revenue from customer contracts which were significantly impacted by industry-wide supply chain challenges that reduced the supply of parts, which decreased throughput of engine shipments. The increase in accounts payable, accrued expenses and other accrued liabilities was primarily related to the timing of invoicing and payments with suppliers.

Net cash used in investing activities for the year ended December 31, 2022 of $60.8 million was primarily attributable to the $19.9 million acquisition of EB Airfoils in 2022, the purchases of property, plant and equipment and rental engines in the year of $41.2 million and the acquisition of intangible assets of $3.0 million. Net cash used in investing activities was offset by the proceeds from the disposal of property, plant and equipment and rental engines of $3.3 million.

Net cash used in financing activities for the period ended December 31, 2022 of $25.8 million was primarily attributable to the proceeds from issuance of long-term debt of $145.0 million under the ABL Credit Facility, partially offset by the repayment of long-term debt of $169.3 million, consisting of $145.0 million repayment for the ABL Credit Facility and $24.3 million repayment for other debt.

Year Ended December 31, 2021

Net cash provided by operating activities for the year ended December 31, 2021 was $130.7 million. The factors affecting our operating cash flows during this period were our net loss of $31.0 million, partially offset by non-cash charges of $157.7 million and a net change in our operating assets and liabilities of $4.1 million. The non-cash charges primarily consisted of $196.4 million in depreciation and amortization, $15.2 million in amortization of deferred finance charges and discounts, and $3.0 million in foreign exchange loss, partially offset by $57.2 million in deferred income taxes. The net cash provided by operating activities was driven by the timing of billings related to customer contracts and the recognition of revenue from customer contracts and the timing of invoicing and payments with suppliers, offset by an increase in inventories driven by the volume growth in the business and supply chain delays that impacted throughput of engine shipments.

Net cash used in investing activities for the year ended December 31, 2021 was $294.6 million primarily due to the $221.2 million of cash consideration paid in connection with the acquisition of Signature ERO, $7.1 million of cash consideration paid in the connection with the acquisition of PTS Aviation, $4.2 million of cash consideration paid in connection with the acquisition of our remaining stake in Asian Surface Technologies, the acquisition of $29.2 million of intangible assets and the purchase of property, plant and equipment and rental engines of $36.5 million. This was partially offset by $3.6 million in proceeds from the disposal of property, plant and equipment and rental engines.

Net cash provided by financing activities for the year ended December 31, 2021 was $233.2 million primarily due to $266.8 million of proceeds from the issuance of debt under the 2021 Term Loan, offset by $24.4 million in repayment of long-term debt, $7.1 million in repayment of long-term agreements and $2.1 million payment of financing fees for the 2021 Term Loan Facility that were deferred.

Critical Accounting Estimates

Our accounting estimates discussed below are important to the presentation of our results of operations and financial condition and require the application of judgment by our management in determining the appropriate assumptions and estimates. These assumptions and estimates are based on our previous experience, trends in the industry, the terms of existing contracts and information available from other outside sources and factors. Adjustments to our financial statements are recorded when our actual experience differs from the expected experience underlying these assumptions. These adjustments could be material if our experience is significantly different from our assumptions and estimates. Below are those policies applied in preparing our financial statements that management believes are the most dependent on the application of estimates and assumptions.

Revenue recognition

Revenue is recognized on contracts with customers for arrangements in which services and pricing are fixed and/or determinable and are generally based on customer purchase orders. We recognize revenue for performance obligations within a customer contract when control of the associated product or service is transferred to the customer. We have three significant types of aftermarket services revenue contracts: fixed price contracts, time and materials contracts and engine utilization contracts. The performance obligations in the contracts can include: (i) repair services and parts/modules embodied and (ii) engine rental revenue.

For these contracts, we recognize revenue over time using input method with revenue being recognized proportionately to costs incurred relative to total expected costs to satisfy the performance obligation. We believe that costs incurred are an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work effort. We consider the estimation of total costs to be a critical accounting estimate and require significant judgment. The key assumptions by contract type include in the following:

Fixed price, time and material contracts. Assumptions regarding total costs require significant judgment with regard to materials, labor and overhead costs that are affected by our ability to achieve technical requirements and schedule requirements, as well as our estimation of internal and subcontractor performance and inflation trends. We continually review and update our assumptions based on program performance. Material changes in assumptions may result in positive or negative cumulative catch-up adjustments related to revenue previously recognized.

To determine the revenue recognized at each period end for contracts in progress, we use a portfolio approach by applying an estimated margin by engine platform to the contract costs incurred. The estimated margin by engine platform is based on average historical margins on similar completed contracts. We apply judgment when determining the estimated margin by engine platform, which includes evaluating the appropriateness of using average historical margins by engine platform for completed contracts on similar contracts in progress. Revenue recognized related to open work orders had accumulated costs of $830.4 million, which resulted in $933.5 million of our total revenue for the year ended December 31, 2023. A 1% change in the estimated margin by engine platform for open work orders would have resulted in a $10.5 million change in revenue for the year ended December 31, 2023, which represents 0.2% of total revenue and 3.1% of operating income for the year ended December 31, 2023.

Engine utilization contracts. Assumptions regarding total costs require significant judgment with regard to total number of events along with materials, labor and overhead costs that are affected by our ability to achieve technical requirements and schedule requirements, as well as our estimation of internal and subcontractor performance and inflation trends. Revenue recognized under engine utilization contracts represents 4.1% of our revenue for the six months ended June 30, 2024 and 3.9% of our revenue for the year ended December 31, 2023.

Additionally, we estimate the variable consideration of the total contract revenue and costs in our engine utilization contracts. The estimates used are based on our expected value with respect to the customer’s utilization of engines during the contract and only recognized to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. As a result, such estimates may be materially impacted by changes in the customer’s engine utilization including, as a result of general economic slowdowns, fleet retirements and changes in the customer’s agreements. As a significant change in one or more of these estimates could affect the profitability of a contract, estimates are reviewed and updated on a quarterly basis. Revenue and profit in future periods of contract performance is recognized using the adjusted estimate.

Business combinations

When we acquire a business, we allocate the purchase price by recognizing assets acquired and liabilities assumed based on their estimated fair values at acquisition date with any excess of the purchase consideration when compared to the fair value of the net tangible and intangible assets acquired recognized as goodwill. A preliminary fair value is determined once a business is acquired, with the final determination of fair value completed no later than one year from the date of acquisition.

The determination of the estimated fair value of assets acquired and liabilities assumed requires significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue, costs and cash flows, discount rates, asset lives and selection of comparable companies. We engage the assistance of valuation specialists when necessary in determining the fair value of assets acquired and liabilities assumed in business combinations that required. The determination of the estimated fair value of the inventories is consistent with our inventory accounting policy, including the estimation of obsolescence or unmarketable inventory on a part-by-part basis using aging profiles.

The fair value of the intangible assets is estimated using several valuation methodologies, including income-based or market-based approaches, which represent Level 3 fair value measurements. The value of customer relationships, OEM authorizations, trademarks and technology and other is typically estimated based on a multi-period excess earnings approach. The more significant inputs used in the intangible asset valuation include: (i) future revenue growth rates, (ii) projected gross margins, (iii) the customer attrition rate and (iv) the discount rate. The useful lives are estimated based on the future economic benefit expected to be received from the assets.

Goodwill

Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable assets of businesses acquired and accounted for under the purchase method. Impairment testing of goodwill is performed annually and if there is indication that a triggering event has occurred, such as an operating loss or a significant adverse change in our business. We elected to perform our annual impairment testing as of October 1 of each year. We have the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value is less than its carrying amount. Under the qualitative assessment, management considers relevant events and circumstances including but not limited to macroeconomic conditions, industry and market considerations, overall reporting unit performance and events directly affecting a reporting unit. If we determine that it is not more likely than not, that the carrying value is greater than the fair value, no additional test is required. However, if we conclude otherwise or elect not to perform the qualitative assessment then a quantitative impairment test is performed by comparing the fair value of the reporting unit with its carrying value, including goodwill. Projections used in impairment testing include the use of future cash flow and operating projections, which by their nature, are subjective. Inherent in management’s development of cash flow projections are assumptions and estimates, including those related to forecasted revenue growth rates, forecasted operating margins and the weighted average cost of capital. Estimating the fair value of individual reporting units also requires that management make assumptions and estimates regarding future plans and strategies and economic, geopolitical and regulatory conditions. If we determine that the carrying value exceeds the fair value, an impairment to goodwill is recognized equal to the excess, and is limited to the total amount of goodwill allocated to the reporting unit, as a charge in the Consolidated Statements of Operations.

We completed our annual impairment tests during the years ended December 31, 2023, 2022 and 2021 by performing a qualitative analysis and determined that no impairment had occurred.

Inventories

Inventories are recorded at the lower of cost and net realizable value with cost being determined on a first-in first-out basis. Costs include materials, direct labor and an allocation of overhead in the case of work in process. We write down our inventory for estimated obsolescence or unmarketable inventory on a part-by-part basis using aging profiles. Aging profiles are determined based upon inventory age, historical obsolescence trends and assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected, inventory adjustments may be required. Should future demand or market conditions prove to be different than the estimates, our cost of revenue may increase.

Income taxes

We believe that our accruals for tax liabilities are adequate for all open audit years based on our assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense. Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, management considers all available evidence including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies. As of June 30, 2024 and December 31, 2023 and 2022, we had a valuation allowance of $117.0 million, $94.8 million and $63.0 million, respectively, recorded against our interest expense carryforward deferred tax asset under Section 163(j) of the Code. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to income tax expense in the period in which such determination is made.

In 2021, the Organization for Economic Cooperation and Development (“OECD”) released Pillar Two Global Anti-Base Erosion model rules (“Pillar Two Rules”), designed to ensure large corporations are taxed at a minimum rate of 15% in all countries of operation. On June 20, 2024, as part of Bill C-69, Canada enacted its Pillar Two legislation effective January 1, 2024. Canada Bill C-59 was also enacted on June 20, 2024 and included the excessive interest and financing expenses limitation (EIFEL) regime effective for tax years beginning on or after September 30, 2023. Based on the results of our initial Pillar Two and EIFEL analysis, the Company does not expect to incur any additional tax liability under these rules in 2024.

Recent Accounting Pronouncements

See Note 2, “Adoption of New Accounting Standards” to our audited consolidated financial statements included elsewhere in this prospectus for a description of recent accounting pronouncements, if any, including the expected dates of adoption and the anticipated impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the potential economic loss that may result from adverse changes in the fair value of financial instruments. Our financial results could be impacted by inflation or changes in interest rates or foreign currency exchange rates.

Interest rate risks. The Senior Secured Credit Agreements are subject to interest rate risk. Borrowings under the 2024 Term Loan Facilities bear interest at a floating rate per annum, which can be, at our option, either (a) Term SOFR-based rate, plus a margin of 3.50% or (b) a Base Rate plus a margin of 2.50%. As of June 30, 2024, we had $2,755.2 million outstanding under the 2024 Term Loan Facilities, bearing interest at variable rates. Each change of 0.125% in interest rates would result in a $3.4 million change in annual interest expense on term loan borrowings.

Borrowings under the Credit Facilities bear interest at a floating rate per annum, which can be, at our option (a) a Term SOFR-based rate for U.S. Dollar-denominated loans under the Credit Facilities, (b) a EURIBOR-based rate for Euro-denominated loans under the 2023 Revolving Credit Facility; (c) a Term CORRA-based rate for Canadian Dollar-denominated loans under the 2023 Revolving Credit Facility; (d) a SONIA-based rate Pounds Sterling-denominated loans under the 2023 Revolving Credit Facility; and (e) a base rate for U.S. Dollar-denominated loans under the Credit Facilities; each of them at the rates further described under “Description of Certain Indebtedness,” found elsewhere in this prospectus.

The applicable margins for the 2023 Revolving Credit Facility is subject to adjustment based on the Consolidated First Lien Net Leverage Ratio (as defined in the Credit Agreement) as of the preceding fiscal quarter end. As of December 31, 2023 and June 30, 2024 we do not have borrowings outstanding under the 2023 Revolving Credit Facility, bearing interest at variable rates. Although we have not drawn down on our revolving credit facilities in the past, had the 2023 Revolving Credit Facility been fully drawn, each 0.125% change in interest rates would result in a $0.2 million change in annual interest expense on our 2023 Revolving Credit Facility.

Borrowings under the ABL Credit Facility bear interest at a floating rate per annum, which can be, at our option: (a) a Term SOFR-based rate for U.S. Dollar-denominated loans, (b) a EURIBOR-based rate for Euro-denominated loans, (c) a Term CORRA-based rate for Canadian Dollar-denominated loans, (d) a SONIA-based rate Pounds Sterling-denominated loans, (e) a base rate for U.S. Dollar-denominated loans, (f) a Canadian base rate for U.S. Dollar-denominated loans, and (g) a Canadian prime rate for Canadian Dollar-denominated loans, each of them at the rates further described under “Description of Certain Indebtedness,” found elsewhere in this prospectus.

The applicable margins are based on the average excess availability as of the preceding fiscal quarter end. As of December 31, 2023, we did not have borrowings outstanding under the ABL Credit Facility, bearing interest at variable rates. As of June 30, 2024, we had outstanding $75.0 million under the ABL Credit Facility, bearing interest at variable rates. Each change of 0.125% in interest rates would result in a $0.1 million change in annual interest expense on term loan borrowings. Any debt we incur in the future may also bear interest at floating rates.

To manage interest rate risk, we have entered into interest rate swap contracts, effective June 28, 2019, to adjust the amount of total debt that is subject to variable interest rates. The interest rate swaps began with a notional amount of $1,000.0 million, decreased to $750.0 million on March 31, 2022, and to $500.0 million on March 31, 2023, maturing on March 27, 2024. The swaps provide an effective average fixed SOFR rate of 2.41% to limit the exposure against the risk of rising rates. On March 15, 2023, we entered into another interest rate swap contract, effective March 31, 2023 for a notional amount for $400.0 million. The swap provides an effective fixed SOFR rate of 3.71%, maturing on December 31, 2025. Additionally, we have entered into an interest rate cap contract to limit the exposure against the risk of rising interest rates. The interest rate cap contract, effective on March 31, 2023, provides a capped SOFR rate of 4.45% and matures on September 30, 2025. This interest rate cap contract began with a notional amount of $500.0 million, increased to $1,000.0 million on March 31, 2023, and to $1,500.0 million on March 28, 2024. On November 14, 2023, we entered into another interest rate cap contract, effective September 30, 2025, to continue to limit the exposure of the interest rates on our variable term loans to a capped SOFR rate of 5.00% on a notional amount of $1,500.0 million, maturing on December 31, 2026.

Inflation risks. Inflation generally affects our costs of labor, equipment, raw materials, freight and utilities. We strive to offset these items by price increases, operating improvements and other cost-saving initiatives and through contractual provisions that allow us to pass along material and other cost increases to customers. In certain end markets, implementing price increases may be difficult and there is no assurance that we will be successful. From time to time, we may encounter difficulties in obtaining certain raw materials or components necessary for production due to supply chain constraints and logistical challenges, which may also negatively impact the pricing of materials and components sourced or used in our services.

Currency risks. Our assets and liabilities in foreign currencies are translated at the period-end rate. Exchange differences arising from this translation are recorded in our consolidated statements of operations. In addition, currency exposures can arise from revenue and purchase transactions denominated in foreign currencies. Generally, transactional currency exposures are naturally hedged (i.e., revenue and expenses are approximately matched), but where appropriate, we may use foreign exchange contracts. Approximately $79.5 million, or 3.1%, of revenue for the six months ended June 30, 2024, and $152.9 million, or 3.4%, of revenue for the year ended December 31, 2023 was attributable to non-U.S. Dollar currencies. Gains or losses due to transactions in foreign currencies included in our consolidated statements of operations was a $0.2 million gain and a $3.2 million loss for the six months ended June 30, 2024 and the year ended December 31, 2023, respectively. A hypothetical 10% change in the relative value of the U.S. dollar to other currencies during any of the periods presented would not have had a material effect on our consolidated financial statements.

BUSINESS

Our Company

We believe that we are the world’s largest independent, pure-play provider of aerospace engine aftermarket services for fixed and rotary wing aircraft, serving the commercial, military and business aviation end markets. We provide a comprehensive suite of critical, value-added aftermarket solutions, including scheduled and unscheduled engine maintenance, repair and overhaul, engine component repair, on-wing and field service support, asset management and engineering solutions. We serve a crucial role in the engine aftermarket value chain, connecting engine OEMs with aircraft operators through our aftermarket services, maintaining longstanding relationships with both. We command a leading reputation that is based upon our strong track record of safety, reliability and operational performance built over our more than 100 years of successful operations in the aerospace aftermarket.

Our business consists of an attractive mix of end markets, customers and engine platforms. Our revenue is highly diversified across the commercial, military and business aviation end markets. We believe this diversification provides us with significant resiliency, while affording us the ability to take advantage of new business opportunities that arise. In addition, diversification across engine OEMs and platforms reduces our exposure to idiosyncratic events that may impact demand related to a specific aircraft or engine type.

Within our markets, we hold leadership positions on most of the engine platforms we serve, with an estimated 80% of our Engine Services sales in 2023 from engine platforms where we hold #1 or #2 positions globally. Our platform portfolio consists of a healthy mix of mature, growth and next generation programs and includes many of the engines that power the world’s most prevalent aircraft. For example, we provide support for the CFM56, which powers the Boeing 737NG and Airbus A320ceo family narrowbody aircraft and currently has the largest installed base of any engine platform, the LEAP-1A/-1B, which power the next generation of narrowbody aircraft and are expected to become the most widely fielded platform family in the world by the early 2030s, and the CF34, which powers many of the world’s most utilized regional jets. On several platforms, we hold contracts directly with the OEM that designates us as the primary or sole outsourced provider of maintenance services for the engine. Furthermore, with approximately 77% of our revenue in the year ended December 31, 2023 derived from long-term contractual agreements, our financial profile is characterized by a significant amount of predictable, recurring revenue supported by the highly regulated nature of aircraft engine maintenance requirements.

We are also one of the largest independent engine component repair platforms globally, providing services to commercial aerospace, military, land and marine and oil and gas end markets. We have made substantial investments in our Component Repair Services business, which provides attractive margins, significant growth opportunities and synergies with our Engine Services business. The following charts detail our business mix for the year ended December 31, 2023:

(1)

For a discussion of Segment Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Segment Results” and Note 24 and Note 18, “Segment information” to our audited consolidated financial statements and unaudited condensed interim consolidated financial statements, respectively, included elsewhere in this prospectus.

Core to our strategy is our positioning as an OEM-aligned and independent provider of aftermarket services. Our OEM-aligned strategy, coupled with our scale and service performance, entrenches us as a trusted and preferred partner to every major OEM, including GE Aerospace, CFM International, Pratt & Whitney, Rolls-Royce, Honeywell and Safran. We hold long-term OEM licenses and authorizations to provide aftermarket support for all of the engine platforms that we service, and we believe we have a 100% historical success rate on the OEM licenses and authorizations we sought to retain upon their expiration. Our status as an independent services provider, not affiliated with any single OEM or airline operator, provides us with diversification and enhances the value proposition that we can offer to customers. These factors are critical drivers of our ability to cultivate decades-long relationships with many of our approximately 5,000 customers globally.

The engine aftermarket solutions we provide are mission-critical to our customers’ flight operations and our OEM partners’ businesses Furthermore, aerospace engine maintenance is highly specialized and requires significant investment over years to obtain the necessary infrastructure, tooling and skilled engineering expertise. New entrants must obtain extensive approvals and certifications from government regulators and OEMs, who award licenses and authorizations for each engine platform separately. As of June 30, 2024, we operate with OEM licenses and authorizations to perform critical maintenance and overhaul work on over 40 key engine platforms. These licenses and authorizations typically provide us with preferred access to OEM parts and technical information, OEM warranty support and use of the OEM name in marketing and create the foundation for the sharing of closely guarded intellectual property as well as market and customer insights.

The following table summarizes select key customers and platforms across our businesses:

As of June 30, 2024, we employed approximately 7,300 people across over 50 facilities around the globe. We believe our scaled, global footprint is well-aligned to the global nature of our OEM partners and aircraft operator customers and positions us well to win business and support growing global demand for our aerospace engine maintenance services.

The following map details our facilities and highlights the global nature of our business reach and operational footprint:

For the year ended December 31, 2023, we generated revenue of $4,563.3 million (reflecting a 10.0% increase from $4,150.5 million for the year ended December 31, 2022), net loss of $35.1 million (reflecting a 67.1% increase from $21.0 million for the year ended December 31, 2022) and Adjusted EBITDA of $561.1 million (reflecting a 18.0% increase from $475.4 million for the year ended December 31, 2022). For the six months ended June 30, 2024, we generated revenue of $2,582.9 million (reflecting a 12.0% increase from $2,306.1 million for the six months ended June 30, 2023), net income of $8.6 million (from a net loss of $12.6 million for the six months ended June 30, 2023) and Adjusted EBITDA of $336.0 million (reflecting a 15.2% increase from $ 291.7 million for the six months ended June 30, 2023). Our history of net losses is mainly due to our historical substantial indebtedness as a private company, which as of June 30, 2024 totaled $3,275.7 million. As a result of our substantial indebtedness, a significant amount of our cash flows is required to pay interest and principal on our outstanding indebtedness.

Given the nature of engine maintenance and the structure of certain of our agreements, a significant portion of our costs of sales consists of new OEM materials that are included in the engines we service and are often passed through to end customers at minimal or no mark-up, impacting our reported margins.

Our value creation strategy includes a combination of organic growth initiatives on our existing platforms, pursuit of new platform programs, and investment in value-accretive acquisitions. For our existing business, we focus on developing new capabilities and on ways to continuously improve operational performance to enhance our competitiveness, accelerate growth and increase margins. Over the last five years, we have invested to significantly expand our engine component repair services business, which enjoys higher margins than and is synergistic with our engine services business. We have also invested to expand our capacity and competitiveness on the CFM56 platform, the largest engine platform in the world today, including establishing a new CFM56-dedicated Center of Excellence facility in Dallas, Texas to service the growing demand on that platform.

Another significant pillar to our growth is the expansion into new engine platforms that create value for us and for our customers. Since 2016, we have been awarded licenses and authorizations and established capabilities on eight new platforms across our end markets. Most notably, in March 2023 we became the first and only independent aftermarket service provider in North America to join CFM authorized service network for the LEAP-1A and LEAP-1B engines through the award of a long-term CBSA. The LEAP-1A and LEAP-1B engines power the Airbus A320neo family and the Boeing 737MAX series aircraft, respectively, and are expected to become by far the largest engine platform family in the world, accounting for over 35% share of the world’s installed base of engines by 2033. We are one of only five total CBSA holders in the world, one of two global independent service providers, and the only independent service provider in the Americas with such a CBSA, which affords us significant competitive benefits and support from CFM, as well as the ability to develop and provide additional component repair on the engines that we service and to external parties. The CBSA has the potential to be the largest award in the Company’s history, and we believe it positions us to achieve above-market growth as LEAP engines experience a significant ramp up in demand over the next decade and beyond.

Alongside this organic investment, over the past seven years we have successfully completed 11 strategic acquisitions. Our disciplined approach to evaluating and executing M&A focuses on companies that add strategic engine platforms, new capabilities and intellectual property, and reach into targeted customers and geographies where we have an opportunity to accelerate the growth and financial performance of the combined businesses. We have a proven playbook for integrating new acquisitions and achieving significant synergies, which has enabled us to acquire businesses at attractive valuations on a post-synergy basis. We operate in highly fragmented markets, which has historically provided ample acquisition opportunities to grow and enhance our platform and achieve compounding returns. On August 23, 2024, we completed our most recent acquisition through our purchase of Aero Turbine, a provider of engine component repair and other value-added engine aftermarket services for U.S. and international customers. The acquisition was funded with borrowings under the ABL Credit Facility, which was repaid on September 6, 2024 with incremental borrowings from the 2024 Term Loan B-1 Facility and the 2024 Term Loan B-2 Facility. Aero Turbine adds highly complementary component repair and SAR capabilities on strategic military platforms and generated revenues and net income of $70.1 million and $14.3 million, respectively, during the year ended December 31, 2023. We expect to report Aero Turbine within our Component Repair Services segment.

Our Industry

The global aerospace industry, spanning the commercial, military and business aviation sectors, has historically achieved growth in excess of GDP growth driven by secular tailwinds such as globalization, growing middle-class populations and wealth, increasing demand for leisure travel, growth in corporate earnings and technological advancements in aviation that make air travel more accessible.

Given this strong growth trajectory, a robust aerospace aftermarket is critical to support the global aircraft fleet. The aerospace aftermarket accounts for a significant portion of the total aerospace market and is expected to total over $250 billion in 2024. Within the aftermarket, one of the most crucial and fastest growing sub-segments is engine aftermarket services, which accounts for approximately 45% of the commercial aerospace aftermarket. The engine is one of the most expensive and critical components of an aircraft, requiring service at regular intervals to meet regulatory mandates and sustain required performance. As a result, aftermarket services for the engine require specialized expertise and advanced technology to ensure the reliability and efficiency of aerospace operations.

Engine aftermarket services include routine inspections and scheduled and unscheduled maintenance, repairs and overhauls to keep engines in optimal conditions. OEMs and regulatory bodies, including the FAA, set guidelines and regulatory requirements for engines to be considered airworthy, and engine aftermarket services tend to be highly predictable based on the utilization of an engine and the length of its time in service. Aircraft engines generally have a lifespan of 30 to 40+ years, during which they undergo multiple major maintenance events, referred to as shop visits, providing long and recurring revenue streams for aftermarket providers.

The engine services aftermarket has three types of participants: service divisions of engine OEMs, independent service providers and airline captive maintenance divisions. The main engine OEMs include GE Aerospace, CFM International, Pratt & Whitney, Rolls-Royce, Honeywell and Safran. While typically the focus of engine OEMs is to build new engines, produce spare parts for existing engines and develop next-generation platforms, OEMs also have divisions that provide service on their own engine platforms in order to support the installed base and generate technical insight into the performance of their engine models, particularly early in the platform lifecycle. Independent service providers like StandardAero are not affiliated with any one OEM or airline, are able to work on a wide range of engine platforms for many different customers and play a critical role in the ecosystem. Certain independent service providers receive authorizations to support specific engine platforms by the OEMs, who rely on them to build out a strong aftermarket network to support fleet customers. Some large commercial airlines, such as Delta, United and Lufthansa, maintain in-house service divisions that primarily focus on supporting aircraft and engine platforms flown by the affiliated airline. The majority of airlines do not have captive engine maintenance capabilities and depend upon third-party service providers for support.

Engine component repair services is a specialized and critical segment within the broader aerospace engine aftermarket. During the engine overhaul process, engines are disassembled into modules and piece parts that are then inspected. Damaged engine parts are then either replaced with new parts or repaired depending on the condition of the part and whether a repair is possible. Those repairs are either performed by the engine overhaul provider itself or outsourced to a specialized repair provider depending on the complexity of the repair and whether the overhaul provider has the necessary capability, equipment and intellectual property to perform the repair. We believe that demand for component repair services generally will grow in line with the broader engine aftermarket over the long-term. Part repairs often can be delivered more quickly than and at a significant discount to a new replacement engine part, resulting in a reduction in both cost and turnaround time for an engine overhaul and thereby creating value pricing opportunities that represent upside to market growth. The landscape of engine component repair providers is highly fragmented and includes the engine OEMs, airline captive maintenance operations and independent service providers. Often the most sophisticated and technically complex repairs are performed by the OEMs or certain independent service providers, like StandardAero, who are specifically authorized by the OEMs to perform them.

We primarily compete across three end markets within the engine aftermarket industry: commercial, military and helicopter, and business aviation.

Global commercial air traffic grew at a 5.6% CAGR over the last 40 years as well as over the 10 years ending in 2019 (prior to the COVID-19 pandemic), representing approximately twice the rate of global GDP growth over that timeframe. The global air traffic sector has demonstrated strong resiliency over the years, given that from 1978 through 2023 it only declined five times year-over-year and has never declined in consecutive years. The secular growth in air travel demand is expected to continue, driving the number of aircraft in service to increase by a 3.5% CAGR from 2023-2042, supported by record commercial aircraft OEM backlog levels.

Additionally, the average age for the commercial fleet has increased to approximately 12 years in 2023 versus approximately 10 years in the early 2010s, and a slower than expected schedule of OEM deliveries has extended the average life of the existing fleet and increased the associated requirements for maintenance services. Approximately 9,000 shop visits and engine overhauls are anticipated in 2024, as the aviation sector gears up for an era of extended asset lives. Further, much of the maintenance that was deferred during the COVID-19 pandemic is coming due and can no longer be delayed, supporting additional growth in the aftermarket. Engine aftermarket services demand is also expected to increase materially through the remainder of the decade with a wave of upcoming shop visits, which is a function of a large number of engines delivered in the 2010s continuing to age and entering prime maintenance periods. For example, the CFM56 engine platform, which represents the largest engine platform fleet today with over 19,000 engines in-service as of June 2024, of which approximately 45% have yet to have experienced their first heavy shop visit, is expected to see significant growth in scheduled maintenance over the next several years. Additionally, many LEAP-1A/-1B engines, which were first delivered in 2016, have only recently started coming in for their first maintenance events. The LEAP platform is poised to become the largest engine platform globally (expected to comprise approximately 30,000 engines, representing over 35% of global fleet by 2033). As these new engines are introduced into the market, they will enter predictable and recurring maintenance cycles, boosting demand for engine aftermarket services.

In the military and helicopter end market, ongoing geopolitical tensions continue to drive significant defense investment. The global military aviation aftermarket is projected to grow by approximately 2-3% in 2024 with the U.S. accounting for approximately 40% of global military spend. Amid evolving security challenges, aftermarket service providers are critical to ensuring readiness of defense forces globally. Sustainment remains a priority for the U.S. Department of Defense, with mission-readiness rates of military aircraft at record low levels of approximately 55%, as of the most recent study by the U.S. Government Accountability Office. Additionally, the COVID-19 pandemic and uncertain budgetary environments caused delays to the modernization of military aircraft fleets, resulting in a globally aging military aircraft fleet that requires higher levels of maintenance and an influx of aircraft upgrades and life extension programs.

In the business aviation end market, the COVID-19 pandemic accelerated a shift to private aviation, initially triggered by health and safety concerns and limited availability of commercial flights. While demand for private air travel has grown over the past five years (2023 business jet flight operations were 15% higher than 2019), aircraft manufacturing has not kept pace, with the global business jet fleet growing only 7% during that time. As a result, fleet utilization has increased significantly and the market has shifted from private aircraft towards charter and fractional aircraft owned by fleet operators, with fractional and charter flights representing 59% of U.S. business jet flights 2023 (up from 48% in 2010). The surge in activity and overall demand for business aviation has driven strong backlogs and production outlooks at the business jet OEMs, with deliveries estimated to grow approximately 20% by 2027, which underpins an outlook for sustained long term growth of the fleet. This strong fleet growth is expected to drive a continued increase in demand for business jet engine maintenance services.

Challenges

Our business is subject to a number of risks inherent to the commercial, military and helicopter, and business aviation end markets, including, among others, supply chain delays, which have in recent years impacted the availability of parts and ultimately engine throughput across all of our end markets and can cause significant production and delivery delays to any new or expanded product or engine platforms and affect our ability to provide aftermarket support and services to our customers; decreases in budget, spending or outsourcing by our military end users; and increased costs of labor, equipment, raw materials, freight and utilities due to inflation, which we have experienced in recent years. Any number of these and other factors could impact our business, and there is no guarantee that our historical performance will be predictive of future operational and financial performance. For a description of the challenges we have faced and continue to face and the risks and limitations that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition, results of operations, cash flows and prospects, see “Cautionary Note Regarding Forward-Looking Statements,” “—Summary of Risk Factors,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors and Trends Affecting Our Business” included elsewhere in this prospectus.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors, enable us to profitably grow our leading positions in each of our end markets and drive our continued success.

Leading Independent Pure-Play Service Provider with Strategic Focus on the Aerospace Engine Aftermarket

Within the broader aerospace market, we are strategically focused on the aerospace engine aftermarket, which we believe is the largest and most attractive vertical of the aerospace aftermarket, characterized by its long tail of predictable and recurring revenue, as well as high technical complexity that affords significant competitive advantages and higher levels of profitability to scaled, capable and reputable providers. We believe that we are the largest independent, pure-play engine aftermarket services provider in the world. We provide critical aftermarket support to many of the most prolific engine platforms for fixed and rotary wing aircraft in the commercial, military and business aviation end markets. Our comprehensive suite of services includes scheduled and unscheduled engine maintenance, repair and overhaul, engine component repair, on-wing and field service support, asset management and engineering solutions. Our primary competitors include in-house service divisions of airlines, engine OEMs and other third-party service providers for whom engine aftermarket services is only a portion of their business, and we believe we are able to utilize our pure-play focus to guide our strategy and resources to best position our business to succeed within our attractive vertical.

Scaled Presence and World-Class Capabilities Built Through Decades of Investment

We believe our leading position in the aerospace industry is underpinned by our exceptional track record of past performance, our scaled global footprint and the extensive procedures and expertise we have developed and implemented over decades to ensure safety and reliability throughout our operations. Performing aerospace engine maintenance requires highly specialized technical expertise and is often supported by deep intellectual property and significant investment of time and resources to secure the necessary infrastructure, tooling and skilled engineering know-how. New entrants must obtain approvals and certifications from OEMs, customers and government regulators and must develop and demonstrate conformity with sophisticated production, quality and materials tracking systems. Additionally, OEM services authorizations are often difficult to obtain and require advanced technological capabilities, experience-based industry knowledge and substantial capital investment, and are typically awarded by OEMs for each engine platform separately. As of June 2024, we operate over 50 facilities with 54 test cells globally, which would require substantial capital investment to replicate. We employ approximately 7,300 highly skilled employees and maintain OEM licenses and authorizations that allow us to service over 40 distinct engine platforms. Furthermore, our extensive engine component repair capabilities allow us to reduce turnaround times and costs for customers, significantly enhancing our value proposition.

Longstanding Customer Relationships with Leading, Entrenched Positions on Critical Engine Platforms

Efficient completion of maintenance and repairs in a comprehensive and timely manner is a significant focus of aircraft operators and OEMs alike. Over our 100+ year history, we have developed multi-decade relationships with hundreds of customers, which include the largest global and regional aircraft operators across the commercial, military and helicopter, and business aviation end markets. We believe these customers choose StandardAero due to our exemplary track record of safety, quality, high reliability, performance and knowledgeable technical support.

We maintain equally strong relationships with and are a trusted partner to every top aerospace engine OEM, including GE Aerospace, CFM International, Pratt & Whitney, Rolls-Royce, Honeywell and Safran, and have obtained long-term OEM licenses and authorizations to provide aftermarket support for all of the engine platforms that we service. These licenses and authorizations provide us access to OEM technical data, technical support and training, and often favorable commercial terms. Once awarded, we believe we have a 100% historical success rate on the OEM licenses and authorizations we sought to retain upon their expiration.

We have leveraged our relationships, track record and scale to build market leading positions on the platforms that we service. We estimate that 80% of our Engine Services sales in 2023 were derived from our work on engine platforms where we hold #1 or #2 positions globally. Additionally, we hold exclusive or semi-exclusive licenses directly with the OEM as the only independent service provider in North America officially authorized to service a number of our platforms, including the Rolls-Royce RB211-535, AE 1107, AE 2100 and AE 3007 and the Honeywell HTF7000, and are the only independent service provider in the Americas to hold an official CBSA license from CFM International on the LEAP-1A and LEAP-1B engines.

Our deep customer relationships, supported by long-term contractual agreements, also underpin the visibility and growth of our business model. For the year ended December 31, 2023, approximately 77% of our revenue was derived from long-term contractual agreements. Of our remaining transactional business, a significant portion stems from repeat customers or single aircraft operators who don’t have the scale or sophistication to enter into long-term service agreements with third parties. We believe our highly responsive customer and technical support, quality work, track record of consistent on-time delivery and post-overhaul product reliability have driven exceptional customer retention.

Proven Playbook to Capture and Execute New Platform Opportunities

We have a strong track record of successfully cultivating or acquiring access to new platforms, customers and geographies. Since 2016, we have been awarded OEM licenses and authorizations for eight unique engine programs and have developed approximately 2,500 new component repairs. Once awarded, we have a proven process to complete necessary industrialization and induct engines at what we believe to be industry leading efficiency. In October 2023, we received FAA Operations Specifications approval for our new LEAP engine line, six months after receiving our CBSA license and three months ahead of schedule. In 2021, after receiving a major new platform award for the J85 engine from the USAF, we rapidly stood-up a dedicated team at our San Antonio facility and correlated USAF “Gold” rated J85 test cells within 10 months of our initial contract award. We believe our commercial excellence culture coupled with our predictive analytics model will enable an approximate 25% increase in time on wing for the J85 engine and a significant increase in throughput of engines each month. This proven track record of successful operation and execution provides us significant credibility with OEMs when discussing new platforms. We remain in constant dialogue with every major OEM and continuously evaluate our pipeline for attractive new engine platform industrialization opportunities.

Resilient Business Model Highly Diversified Across Segments of the Aerospace Engine Aftermarket

We are focused on the aerospace engine aftermarket, which is highly resilient and driven by strict OEM and regulatory requirements for the inspection and maintenance of aircraft engines across their well-defined lifecycle phases. The complex and recurring nature of our engine repair work on behalf of our customers precipitates the use of long-term contracts to secure slot availability and pricing terms, which further contributes to the predictable and recurring nature of our revenue.

In addition, our business is well diversified across commercial, military and business aviation markets. We operate with OEM licenses and authorizations that allow us to service over 40 engine platforms, with the largest engine platform accounting for over 10% of our Engine Services revenue in the year ended December 31, 2023. We maintain a strong reputation with all OEMs, longstanding relationships with a large and diverse customer base and leading market positions on most platforms that we service, all of which contribute to the stability of our business model. Our business is further insulated by our flexible cost structure, which allows us to scale up and down our operations to reflect market demand. Our primary expenses are comprised of engine materials (a significant portion of which is pure passthrough with minimal mark-up) and value-added labor, both of which are variable and provide through-the-cycle margin protection. The resiliency of our well-diversified business was on full display during the COVID-19 pandemic.

Ability to Execute and Integrate Acquisitions in a Highly Fragmented Industry

We maintain a rigorous approach to M&A and actively maintain a robust pipeline of actionable opportunities. We expect our disciplined acquisition strategy and integration playbook will continue to be a key driver in growing our revenue by expanding our capabilities, engine platforms and geographic footprint. Complementing our organic growth, we have completed 11 value-enhancing acquisitions since 2017, each expanding our reach through the addition of new engine platforms, customers, capabilities, or geographies. Most recently, on August 23, 2024, we acquired Aero Turbine, a provider of engine component repair and other value-added engine aftermarket services that adds highly complementary component repair and SAR capabilities and expertise on strategic military platforms.

Premier Management Team with a Track Record of Success

Our premier management team, led by Chief Executive Officer & Chairman Russell Ford, has extensive managerial, operational and financial experience. Our leadership team has a proven track record of expanding our portfolio of aeroengine aftermarket programs and capabilities, strengthening our relationships with key OEMs and customers, implementing operational initiatives to drive lower costs for our customers and increasing profitability for our shareholders. We believe our established culture of safety and continuous improvement, our track record of operational success and our clearly defined strategy for organic and inorganic-driven growth position us for significant further earnings growth.

Our Competitive Strategies

Our core strategy is to continue to build on our position as the leading independent, pure-play engine aftermarket services provider for commercial, military and business aircraft with best-in-class component repair capabilities. Our continued success in driving above-market growth across each of these end markets is built upon the following strategies:

Leverage Strategic Investments to Capitalize on Market Tailwinds and Capture Share on High-Growth Platforms

We have invested significantly to expand our capacity and build out our core engine maintenance capabilities. We believe this investment will enable us not only to meet the robust demand growth expected in the aerospace engine aftermarket but also to capture share on the engine platforms that we serve, particularly the

CFM56-7B and the LEAP-1A/-1B. The CFM56 is the most prolific engine platform in the world today, with over 19,000 engines in service powering all Boeing 737NG and approximately 60% of Airbus A320ceo family of aircraft. We have invested over $100 million since 2022 to expand our capabilities and more than double our shop visit capacity on the CFM56-7B engine through a new greenfield CFM56 Center of Excellence in Dallas, Texas. These investments have positioned us to capture significant share on the CFM56 platform as maintenance events visits are expected to significantly ramp into 2025 and beyond. We are currently investing over $100 million to position ourselves as a leader on the growing LEAP-1A/-1B platform which is expected to overtake the CFM56 as the world’s most widely fielded engine platform over the next decade and account for over 35% the global installed base by 2033. We believe we are uniquely positioned to capture outsized share on this high-growth platform as the only independent CBSA license holder in the Americas.

In addition, we have invested over $500 million since 2017 to scale our Component Repair Services business into one of the largest independent engine component repair businesses worldwide, developing approximately 2,000 new repairs and significantly expanding our capability offering organically and through targeted acquisitions. We plan to continue leveraging our component repair expertise to strengthen the value proposition of our Engine Services business by reducing costs and improving turnaround times while also growing third-party repair sales which are highly accretive to our overall enterprise. We believe we are in the early innings of realizing the growth potential of these recent strategic investments.

Execute on Identified Performance Excellence Initiatives

Continuous improvement is fundamental to our business model and our corporate culture. We frequently review opportunities to deliver our quality repair services at a lower total cost to our customers, improve our shop visit turnaround times and drive increased profitability. We have identified opportunities to advance these goals through increased insourcing of our external repair spend, a systematic and formalized adoption of value-based pricing, increased utilization of USM and other strategic sourcing initiatives. We expect these performance enhancement initiatives and similar actions will continue to drive improved profitability and outcomes for our customers.

Capitalize on OEM Relationships to Win New Engine Programs

We believe there is large and growing demand for the engine aftermarket and engine component repair services we provide. This growth will enable us to leverage our reputation as a trusted partner and independent industry leader to enter into new authorizations with OEMs on future engine programs. We engage regularly in dialogue with OEMs and evaluate each licensing opportunity in a disciplined and differentiated manner. Our approach is focused on ensuring high conviction of generating an attractive return on our investment with a structured new platform introduction process to mitigate execution risk. Since 2016, we have been awarded licenses and authorizations for eight engine programs. We intend to continue to leverage our premier reputation and credibility with OEMs to continue to grow the number of engine platforms that we service, further diversifying our sources of revenue and profitability.

Drive Additional Value Creation Through M&A

M&A is a core tenant of our value creation playbook. We maintain a robust pipeline of M&A opportunities, evaluate dozens of potential acquisitions each year and have completed 11 highly complementary acquisitions since 2017. Through these acquisitions, we have successfully added new platforms, customers, capabilities and intellectual property and have expanded our geographic footprint. We have a systematic integration process that we employ to support our track record of successful integration, seamless onboarding of new facilities, customers and engine programs and realization of significant synergies with our existing business. We believe our markets are highly fragmented with many attractive opportunities for continued acquisitions. We also believe that our market presence, scale and expertise in establishing and executing engine aftermarket services makes us an attractive joint venture partner, particularly in emerging markets which require capital and expertise to capitalize on significant growth opportunities. We intend to continue to pursue growth via M&A, evaluating each opportunity within our existing strategic framework, with focus on long-term equity value appreciation.

OEM Authorizations and Licenses

Establishing and maintaining relationships with OEMs is an important element of our strategy. OEMs grant certain participants in the engine and airframe services market authorizations or licenses to perform repair and overhaul services on the products they manufacture. Aftermarket service providers that have received OEM authorizations and licenses gain a competitive advantage because they typically receive discounts on parts, access to technical information, OEM warranty support and use of the OEM name in marketing. Obtaining OEM authorizations requires sophisticated technological capabilities, experience-based industry knowledge, highly trained technicians and substantial capital investment. Additionally, the OEMs maintain close commercial control of their authorized maintenance networks and in certain cases grant a limited number of authorizations or licenses. We hold exclusive or semi-exclusive licenses directly with the OEM as the only independent service provider in North America officially authorized to service a number of our platforms, including the Rolls-Royce RB211-535, AE 1107, AE 2100 and AE 3007, the Honeywell HTF7000, and the Safran Arriel, and are the only independent service provider in the Americas to hold an official CBSA license from CFM International on the LEAP-1A and LEAP-1B engines.

We currently have OEM authorization and licenses for all of the engine platforms that we service. These contracts typically require us to pay an authorization fee to the relevant OEM and, in some cases, also require us to pay annual authorization fees and royalties or to fulfill other conditions set by the OEM. In the past, our OEM authorizations or licenses have been renewed or extended at their expiration.

Customers

Our deep customer relationships underpin the long-term visibility and growth of our business model. For the year ended December 31, 2023, approximately 77% of our revenue was derived from customers with whom we have long-term agreements. Of our remaining transactional business, a significant portion stems from repeat customers. We believe our highly responsive customer and technical support, quality work, track record of consistent on-time delivery and post-overhaul product reliability have driven exceptional customer retention.

We service approximately 5,000 customers globally, though we have historically derived, and may continue to derive, a significant portion of our revenue from a small number of customers. When all subsidiaries and divisions of a single parent are regarded as a single customer, for the years ended December 31, 2023, 2022 and 2021, our top four OEM customers accounted for approximately 43%, 45% and 49% of our revenue, respectively. See “Risk Factors—Risks Related to Our Business and Industry—A significant portion of our revenue is derived from a small number of customers.”

Aircraft engine OEMs, in addition to providing authorizations and licenses to service the engines they manufacture, are also significant customers as a result of subcontracting maintenance, repair and overhaul services to us for contracts they have with their end customers. We are party to a number of contracts with each of our top customers, with such contracts typically covering specific engine platforms or certain aspects of our relationship with the customer. The contract term with these customers ranges from one to 30 years, but some of these customers have the right to terminate certain contracts without penalty with advance written notice. These contracts generally do not include any minimum purchase requirements, although some provide requirements for minimum share.

The pricing terms under our contracts vary in part depending on the type of contract. Generally, the types of contracts that we enter into are as follows:

•	time and material contracts, where we charge our customers a price based on the specific work to be performed;

•	fixed price per maintenance or service event contracts, where pre-negotiated fixed prices are charged for specific services; and

•

for a small portion of our business, fixed price per engine hour/cycle contracts, where a flat rate based on engine hours/cycles used is charged for any and all service requirements during the term of the contract.

Competitive Environment

The market for the services that we provide is highly competitive, and competition is based on quality, the ability to perform and deliver on-time and price. Our primary competitors include the service divisions of OEMs, other independent aftermarket service providers, in certain cases the in-house maintenance services divisions of the commercial airlines and U.S. and foreign militaries, and engine component repair specialists. Certain characteristics of our primary competitors are as follows:

•

Service divisions of OEMs. The service divisions of OEMs, including GE, Aerospace, CFM International, Pratt & Whitney, Rolls Royce and Honeywell, traditionally hold sizeable aftermarket service market share on newer platforms in order to support the installed base and generate technical insight into the performance of their engine models, which is particularly important early in the platform lifecycle. Service divisions of OEMs compete on the basis of their affiliations with OEMs, which may give them design authority, brand recognition, strong and long-term customer relationships beginning with the original sale of the engines, which may include a service agreement, the ability to adapt quickly to customer requirements involving technical specification changes, a diverse product and service base, significant financial resources, control over product certification, control over the pricing catalog for approved new parts and control over sources of approved parts.

•

Other independent aftermarket service providers. Independent service providers like us are not affiliated with any one OEM or airline, are able to work on a wide range of engine platforms for many different customers, and play a critical role in the ecosystem. Most of the independent service providers of aftermarket services that compete with us, including MTU Aero Engines, ST Aerospace, SR Technics, OGMA and Duncan Aviation, also operate under authorizations from OEMs. We also compete with independent service providers that do not have authorization from the OEMs or hold limited approvals or licensing agreements from the OEMs that only allow for the repair of certain engines or components. These competitors may have strong and long-term customer relationships and greater financial resources than we do.

•

In-house airline maintenance service divisions of the commercial airlines. While recently there has been a trend among commercial airlines to outsource engine aftermarket services, some of the large commercial airlines maintain in-house service divisions, some of which provide services externally to third-party customers. In-house service divisions primarily focus on supporting aircraft and engine platforms flown by their airline affiliates. While we believe our position as an independent service provider provides many advantages, the airline in-house divisions may have several competitive advantages over us, including captive engine fleets, leverage over OEMs, and access to parts discounts via their captive airline, and may have greater financial resources than us.

•

U.S. and foreign militaries. Although they outsource a significant portion of aircraft and engine maintenance, the U.S. and many foreign militaries operate maintenance depot facilities in order to sustain mission readiness, protect national interests and foster job creation and national capability development.

•

Engine component repair specialists. The engine component repair market is highly fragmented with many providers and varying levels of scale and breadth of capabilities. Within this market, we face competitors including scaled providers of component repairs such as HEICO, as well as a number of smaller, specialized repair providers that may focus on a limited number of components or platforms. Some of these competitors may have greater financial and other resources than we do.

Sales and Marketing

We market and sell our services to approximately 5,000 customers.

Sales for our aftermarket services are made through a combination of direct marketing, trade shows, sales personnel and a very limited network of agents or independent representatives where we have insufficient opportunity to justify dedicated sales resources. Actual sales methods vary depending on the particular product line, service offering and customer market. The typical industry structure is for quotes to be requested, and each sector has a pricing and bid team that supports sales in vetting prospects, managing pipeline and formally responding to bid opportunities with quotes or program proposals. The company has a formal Contract Tender Acceptance process for large program bids and new platform opportunities.

Human Capital Resources

As of June 30, 2024 we had approximately 7,300 employees worldwide, which is an increase from approximately 7,000 employees as of June 30, 2023. Of our employees, approximately 54% work in the United States, 27% work in Canada, 10% work in the United Kingdom and 9% work in other locations around the world, including France, Ireland, Singapore, Australia, Romania, Ireland, the Netherlands, South Africa, Brazil and Spain. Our workforce is 100% non-unionized and we are not a party to any collective bargaining agreements, with the sole exception of one legacy agreement in Australia from 2011 that has not been renegotiated. Our employees in Ireland, France and the United Kingdom are included under standard works council arrangements and our employees in the Netherlands are included under the statutory government bargaining unit. These represent approximately 10% of our approximately 7,300 employee workforce consisting of approximately 35 in Australia, 110 in France, 560 in the United Kingdom, 96 in Ireland, and 80 in the Netherlands. Our U.S. and Canadian workforces are 100% union free. Furthermore, we believe that our relations with our employees are strong and we have not experienced a material work stoppage or strike.

Suppliers and Supply of Materials

We depend on certain component parts and material suppliers for our aftermarket services operations. Our authorizations and licenses from OEMs often require that we purchase component parts from the OEMs or their designated distributors. For the six months ended June 30, 2024 and the year ended December 31, 2023, our four largest parts suppliers, which consisted of OEMs, accounted for a substantial majority of our total parts purchases. The loss of any of these key suppliers could have a material adverse effect on our business. We have at times experienced delays in receiving component parts and raw materials from our key suppliers, and any significant future delays could have a material adverse effect on our business and results of operations. If we had to develop alternative sources of supply, our ability to supply parts to our customers when needed could be impaired, business could be lost and margins could be reduced. See “Risk Factors—Risks Related to Our Business and Industry—We depend on certain component parts and material suppliers for our engine repair and overhaul operations, and any supply chain disruptions or loss of key suppliers could adversely affect our business, results of operations and financial condition.”

We select our non-OEM suppliers primarily based on their ability to ensure that their parts are serviceable and traceable to OEM-approved sources, their delivery performance and their ability to help us reduce our total cost of procuring those parts. For quality control, cost and efficiency reasons, we generally purchase supplies only from vendors with whom we have ongoing relationships or who our customers have previously approved. We have qualified second sources or have identified alternate sources for many of our parts supply needs.

Research and Development, Patents, Trademarks and Licenses

Our research and development focuses on new and innovative aftermarket technologies for the engines and aircraft that we service and on enhanced life-cycle offerings to our customers including improvements in engine performance and reliability.

With respect to engine component repairs, we have established dedicated repair cells with specialized equipment and highly trained engineers and technicians to achieve these objectives. An important element of this capability is our designation as an approved design organization as authorized by Transport Canada (as a Design Approval Organization) and the Federal Aviation Administration (“FAA”) (via an Organization Designation Authorization Office (“ODA”)) and our designation as an FAA Designated Engineering Representative (“DER”). These approvals, which are recognized by the international regulatory organizations under bilateral agreements, simplify the approvals of our component repairs. We also work closely with engine OEMs on selected component repairs to gain their formal approvals, commercial support and wider market access. The primary objectives of our component repair development are to provide market differentiation by means of lower cost part replacement options and to increase the value-added content of our engine services offerings. Our ability to remanufacture components has also enabled us to minimize the use of subcontractors, which we believe has helped us to enhance our turn times, quality control and revenue.

Our FAA ODA designation also allows us to approve a broad range of engine and aircraft modification projects across our facilities. Our ODA Supplemental Type Certificate (“STC”) allows us to issue an STC against an aircraft model for which a modification has been completed, as a delegate of the FAA Aircraft Certification Office, authorized to perform certain functions on its behalf.

We have also developed a unique application methodology for fleet maintenance cost management. We offer specialized engineering consulting services to accumulate, classify and analyze fleet maintenance and operations data. We have patents approved for a Reliability Centered Maintenance application for engine fleet management.

We seek to protect our intellectual property through patents, trademarks, registrations, licensing and retention of our know-how. Where we do not own the intellectual property for the applications we develop, we may seek to license the technology.

Governmental Regulation of the Aerospace and Defense Industries

The aerospace and defense industries are highly regulated and the aftermarket services that we provide are required to meet stringent standards. These regulations are imposed by governmental and intergovernmental agencies worldwide, such as the FAA and equivalent government agencies in other countries, and by both aircraft and engine manufacturers’ guidelines. All aircraft, engines and associated components are subject to stipulated maintenance, repair, overhaul and replacement criteria based on certain numbers of flight hours and/or takeoffs and landings. Inspection, maintenance and repair procedures for the various types of engines, airframes and components are prescribed by regulatory authorities and can be performed only by certified repair facilities and/or certified technicians.

Agreements between the FAA and equivalent government agencies typically enable aftermarket services to be performed outside the country of aircraft registration. However, changes to the regulatory structure could result in expense and efforts on our behalf to ensure compliance with all regulatory requirements.

We believe that we have all material licenses and certifications that are required in the jurisdictions in which we operate and that we are in material compliance with the governmental regulations affecting the aerospace and defense industries. See “Risk Factors—Risks Related to Government Regulation and Litigation—We will not be able to operate our business if we fail to comply with or obtain and maintain the necessary regulatory approvals” and “Risk Factors—Risks Related to Government Regulation and Litigation—Our operations outside of North America are exposed to various risks, which could adversely affect our business, results of operations and financial condition.”

Environmental Matters

We are subject to various international, federal, state and local statutes, ordinances, rules and regulations concerning the environment, health and safety. These laws and regulations govern, among other things, the generation, storage, treatment, disposal handling, use and transportation of regulated materials, the emission and discharge of such materials into the environment and the health and safety of our employees. Pursuant to such laws, environmental permits are required for some of our operations. From time to time, federal, state or local agencies may review compliance with environmental permits and other requirements and may levy fines and penalties, among other sanctions, for failure to strictly comply with applicable environmental permits or other requirements, modify, refuse to renew or revoke environmental permits, or impose additional requirements for future compliance as a result of past failures. We believe that we are currently in substantial compliance with environmental laws. We incur capital and operating costs relating to environmental compliance on an ongoing basis. While we do not believe that we will be required under existing environmental laws to expend amounts that would have a material adverse effect on our financial condition or results of operations as a whole, environmental requirements could become more stringent, and could be more strictly enforced in the future, which could increase our costs.

Historical contamination is known or suspected to exist at or about certain of our facilities located on land that has been used for industrial purposes or in facilities that contain or have contained hazardous materials in construction or building materials. Under some circumstances, we could be held responsible for cleaning up contamination at or emanating from our facilities, including facilities that we have sold or transferred to other companies, or emanating from waste disposal sites that we use or have used, regardless of whether we know of or were responsible for such contamination. We could also be held liable for any personal injury or property damage resulting from such contamination or, more generally, from any releases of regulated materials resulting from our activities. Although we have not incurred and currently do not anticipate any material liabilities in connection with environmental or occupational safety and health matters, there can be no assurance that future costs relating to these matters will not have a material adverse effect on our financial condition or results of operations as a whole.

We are implementing a global Environmental Management System (“EMS”) to track, manage and coordinate our environmental risk mitigation and continuous improvement opportunities across our global sites and processes. Over the last 20 years, the Company has expanded the number of sites recognized by certification bodies for ISO 14001 Environmental Management Systems and ISO 45001 Health and Safety Management systems to twenty (20) and three (3), respectively, and we work systematically to increase the number of certified locations. See “Risk Factors—Risks Related to Government Regulation and Litigation—We are subject to environmental, health and safety laws and regulations, violations of which could result in substantial costs, liabilities and impacts to our business and operations” and “Risk Factors—Risks Related to Government Regulation and Litigation—Environmental, social and governance (“ESG”) matters may adversely impact our business and reputation.”

Properties

Our headquarters are located in Scottsdale, Arizona. Our facilities are located primarily in the United States, Canada and the United Kingdom. In the United States, our largest operation facilities are located in San Antonio, Houston and Dallas, Texas, Cincinnati and Hillsboro, Ohio, Springfield, Illinois, Van Nuys, California, Augusta, Georgia, Maryville, Tennessee and Kansas City, Missouri and we have numerous sales and service facilities throughout the country. All of our U.S. operating facilities are FAA authorized Repair Stations, pursuant to 14 C.F.R. Part 145. In the United Kingdom, our largest operation facilities are located in Fleetlands, Portsmouth and Almondbank. In Canada, our largest operation facilities are located in Winnipeg, Manitoba and Summerside, Prince Edward Island along with other smaller sales and service facilities throughout the country. We also have facilities in France, Singapore, Netherlands, Romania, Ireland, South Africa, Australia and Brazil. We believe that the equipment in use in our various facilities is of high quality, in part a result of capital expenditures made during the past several years and the redesign of certain of our facilities.

The following table sets forth certain information with respect to our material facilities:

Location	Production Area (Square Feet)	Use	Owned or Leased
Fleetlands, U.K.	731,000	Engine and airframe repair and overhaul	Owned

San Antonio, Texas, U.S.	716,000	Engine repair and overhaul	Leased

Winnipeg, Canada	637,000	Engine and component repair and overhaul	Owned/Leased

Cincinnati, Ohio, U.S.	460,000	Component repair and overhaul	Leased

Dallas, Texas, U.S.	239,000	Engine and component repair and overhaul	Leased

Springfield, Illinois, U.S.	199,000	Airframe repair and overhaul	Leased

Gonesse, France	182,000	Engine and component repair and overhaul	Owned

Portsmouth, U.K.	159,000	Engine and component repair and overhaul	Owned

Almondbank, U.K.	178,000	Components and airframe repair and overhaul	Owned

Summerside, Canada	157,000	Engine repair and overhaul	Leased

Augusta, Georgia, U.S.	137,000	Airframe and engine repair and overhaul	Leased

Maryville, Tennessee, U.S.	135,000	Engine repair and overhaul	Owned

Houston, Texas, U.S.	127,000	Airframe and engine repair and overhaul	Leased

Kansas City, Missouri, U.S.	127,000	Component repair and overhaul	Leased

Hillsboro, Ohio, U.S.	108,000	Component repair and overhaul	Owned

Singapore	89,000	Engine and component repair and overhaul	Leased

Van Nuys, California, U.S.	75,000	Airframe and engine repair and overhaul	Leased

Miami, Florida, U.S.	63,000	Component repair and overhaul	Leased

Langley, Canada	61,000	Airframe repair and overhaul	Leased

Location	Production Area (Square Feet)	Use	Owned or Leased

Prahova, Romania	53,000	Component repair and overhaul	Leased

Cork, Ireland	50,000	Component repair and overhaul	Leased

Phoenix, Arizona, U.S.	40,000	Engine and component repair and overhaul	Owned/Leased

Fort Myers, Florida, U.S.	25,000	Component repair and overhaul	Leased

Westminster, Canada	24,000	Engine repair and overhaul	Leased

Brisbane, Australia	23,000	Engine repair and overhaul	Owned

Scottsdale, Arizona, U.S.	19,000	Corporate headquarters	Leased

Johannesburg, South Africa	18,000	Engine repair and overhaul	Leased

Hialeah, Florida, U.S.	18,000	Component repair and overhaul	Leased

Miramar, Florida, U.S.	17,000	Engine and component repair and maintenance	Leased

Palm City, Florida, U.S.	17,000	Component repair and overhaul	Leased

Broomfield, Colorado, U.S.	14,000	Component repair and overhaul	Leased

Pittsburgh, Pennsylvania, U.S.	12,000	Engine and component repair and maintenance	Leased

New London, North Carolina, U.S.	12,000	Engine and component repair and maintenance	Leased

St. Paul, Minnesota, U.S.	11,000	Engine and component repair and maintenance	Leased

Opa Locka, Florida, U.S.	10,000	Airframe and engine repair and overhaul	Leased

West Palm Beach, Florida, U.S.	10,000	Engine and component repair and maintenance	Leased

Belo Horizonte, Brazil	6,000	Engine and component repair and maintenance	Leased

St. Louis, Missouri, U.S.	5,000	Engine and component repair and maintenance	Leased

We have multiple facilities in certain of these locations and, in addition, we have sales and service facilities located in North America.

Legal Proceedings

We are, from time to time, involved in certain legal proceedings arising in the normal course of our business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and worker’s compensation claims. Consistent with GAAP, we have established reserves when the liability is probable and the loss is capable of being reasonably estimated. We cannot predict the outcome of these lawsuits, legal proceedings and claims with certainty. See Note 14, “Commitments and contingencies” to our audited consolidated financial statements included elsewhere in this prospectus.

MANAGEMENT

Executive Officers, Directors and Director Nominees

The following table sets forth information about the executive officers and directors that are expected to be in place upon consummation of this offering. With respect to our directors and director nominees, each biography contains information regarding the person’s service as a director, business experience, director positions held currently or at any time during the past five years, information regarding involvement in certain legal or administrative proceedings and the experience, qualifications, attributes or skills that caused our board of directors to determine that the person should serve as a director of the Company.

Name	Age	Position
Executive Officers
Russell Ford	63	Chief Executive Officer and Director
Daniel Satterfield	59	Chief Financial Officer and Treasurer
Kimberly Ernzen	52	Chief Operating Officer
Lewis Prebble	53	President, Engine Services – Airlines & Fleets
Marc Drobny	53	President, Engine Services – Military, Helicopters & Energy
Anthony Brancato	63	President, Engine Services – Business Aviation
Kimberly Ashmun	45	President, Component Repair Services
Steve Sinquefield	64	Senior Vice President and General Counsel
Directors and Director Nominees
Douglas V. Brandely	44	Director Nominee
Peter J. Clare	59	Director Nominee
Ian Fujiyama	52	Director Nominee
Wendy M. Masiello	66	Director Nominee
Paul McElhinney	63	Director Nominee
Andrea Fischer Newman	66	Director Nominee
Stefan Weingartner	63	Director Nominee

Russell Ford was appointed Chief Executive Officer in October 2013. He also has served as a member of the board of directors since April 2019. Mr. Ford has over 30 years of experience working in the aerospace industry. Prior to joining the Company, he was at Precision Castparts Corporation as the President of Carlton Forge Works and Dickson Test Group. He also previously served as ClearEdge Power Inc.’s President and Chief Executive Officer, Prestolite Electric Inc.’s President and Chief Executive Officer, Holley Performance Products Inc.’s Chief Operations Officer, Lockheed Martin Corporation’s Senior Vice President of Operations, Allied Signal Corporation’s General Manager of the Industrial and Marine Engine Division and in various engineering and management positions at Bell Helicopter and AT&T. Mr. Ford holds an M.B.A. from Duke University’s Fuqua School of Business and a Bachelor of Science in mechanical engineering from the Georgia Institute of Technology. He is a certified Six Sigma Blackbelt and Shingjutzu Lean Expert. We believe Mr. Ford is qualified to serve as a member of our board of directors because of his decades of experience in the aerospace industry and his perspective as our Chief Executive Officer.

Daniel Satterfield was appointed Chief Financial Officer in January 2023. Prior to joining the Company, Mr. Satterfield served as Chief Financial Officer for Honeywell Aerospace from December 2018 to December 2022. Prior to his service at Honeywell, he worked in senior executive financial leadership roles at Gates Corporation, Eaton, Cooper Industries and Siemens. Mr. Satterfield has more than 30 years of international management experience delivering strong leadership in growth, productivity, acquisition integration, financial reporting and complex accounting. He also has extensive engineering and manufacturing management expertise and corporate SEC and GAAP experience. Mr. Satterfield holds a Bachelor of Business Administration in accounting from the University of Georgia.

Kimberly Ernzen was appointed Chief Operating Officer in May 2024. Prior to joining the Company, Ms. Ernzen served in a variety of leadership positions at Raytheon since 2014, including President, Naval Power, from April 2020 to May 2024, Senior Vice President, Air Warfare Systems, from November 2018 to March 2020, Vice President, Land Warfare Systems, from May 2017 to October 2018 and Vice President, Operations from March 2014 to May 2017. During her three decades of experience in the aerospace industry, Ms. Ernzen has held multiple director and manager roles at Raytheon, Hawker Beechcraft, Cessa and Boeing. Ms. Ernzen holds an Executive M.B.A., a Master of Science in aerospace engineering and a Bachelor of Science in aerospace engineering from Wichita State University.

Lewis Prebble was appointed President of Airlines & Fleets in April 2021. Prior to joining the Company, Mr. Prebble served as Senior Vice President for the Americas at Rolls-Royce from February 2014 to March 2021. Mr. Prebble has more than 25 years of aerospace experience working in the aircraft engine and airline industries. Mr. Prebble held multiple executive positions at Rolls-Royce including Senior Vice President, Customer Business – Bombardier, Vice President, Customer Business – Americas and Head of Business Development & Marketing, Services and Sales Director – Asia Pacific. Prior to that, he worked five years in strategic positions for Air New Zealand. Mr. Prebble holds an M.B.A. from the Darden School of Business at the University of Virginia and a Bachelor of Commerce & Administration in operations management from Victoria University in Wellington, New Zealand.

Kimberly Ashmun was appointed President of Components & Accessories in September 2022. Prior to joining the Company, Ms. Ashmun served in a variety of technical, program and executive leadership positions at Lockheed Martin, including Vice President of Global Supply Chain Operations for the Sikorsky line of business from February 2022 to September 2022, Director, Global Sustainment Program Integration for Training and Logistics Solutions from August 2019 to February 2022 and Director, F-35 International Subcontract Program Manager from November 2016 to August 2019. Ms. Ashmun has more than 20 years of leadership experience in the aerospace industry, having begun her career as a manufacturing engineer for Lockheed Martin Aeronautics with roles in engineering and operations supporting the F-35 program. Ms. Ashmun holds an M.B.A. from Southern Methodist University, a Master of Science in system engineering from Southern Methodist University and a Bachelor of Science in engineering and manufacturing technology from Texas A&M University. In addition, she has completed Lockheed Martin’s Engineering Leadership Development Program and multiple executive courses from Columbia Business School and UC Berkeley Executive Education.

Marc Drobny was appointed President of Military, Helicopter & Energy in October 2020 and joined the Company in March 2018 as President of Business Aviation. Prior to joining the Company, Mr. Drobny served as President of Executive Jet Management from July 2016 to March 2018. Prior to his 13 years at Executive Jet Management, Mr. Drobny served more than a decade with the U.S. Navy, rising through the ranks as an FA-18 Pilot and Test Pilot to serve as Department Head for a Navy FA-18 squadron. Mr. Drobny holds a Bachelor of Science in aeronautical engineering from the U.S. Naval Academy and is a graduate of the U.S. Navy Test Pilot School.

Anthony Brancato was appointed President of Business Aviation in January 2021. Mr. Brancato joined the Company in February 2017, serving as President, Associated Air Center from February 2017 to December 2018 and as Senior Vice President, Integration from January 2019 to December 2020. Prior to joining the Company, Mr. Brancato held similar executive roles with Honeywell Aerospace, including Vice President of Global Business Aviation Aftermarket which generated more than $1.4 billion in revenue and managed a network of 300 service centers. During his more than three decades of experience in the aviation industry, Mr. Brancato has held multiple Vice President and General Manager roles in commercial, government services and business aviation units with Textron Lycoming, AlliedSignal and Honeywell. Mr. Brancato holds an M.B.A. from the University of New Haven, a Bachelor of Arts in management from the University of Phoenix, an Associate of Science degree in engineering and an FAA Airframe and Powerplant Certificate from Long Beach City College.

Steve Sinquefield was appointed as Senior Vice President and General Counsel in December 2015. Prior to joining the Company, Mr. Sinquefield served as General Counsel, Vice President, Contracts and Corporate

Secretary for Tenax Aerospace Holdings LLC from August 2014 to December 2015. Mr. Sinquefield has more than 25 years of domestic and international legal experience as a Fortune 100 General Counsel, having worked for some of the top industry leaders, including L-3 Communications, Vertex Aerospace, Raytheon and Beechcraft. Mr. Sinquefield began his legal career as a litigation law associate at Taylor & Whitwell, Attorneys. He has also served the legal profession and his community on a variety of boards, committees and membership in both state and national associations. He holds a Juris Doctor from the University of Mississippi School of Law and a Bachelor of Arts in political science and English from the University of Mississippi.

Douglas V. Brandely is a Managing Director of The Carlyle Group, a private equity firm, where he focuses on investments in the aerospace, defense and government sectors as a member of Carlyle’s U.S. Buyout group. He is currently a member of the board of directors of Forgital Group and has previously served as a member of the board of directors for other Carlyle investments, such as Sequa Corporation, Novetta Solutions and PrimeFlight Aviation Services. Prior to joining Carlyle in 2005, Mr. Brandely was an investment banking analyst at Greenhill & Co. He holds a M.B.A. from the Wharton School at the University of Pennsylvania and a Bachelor of Science in commerce from the University of Virginia. We believe Mr. Brandely is qualified to serve on our board of directors because of his corporate finance expertise and knowledge of the aerospace industry, as well as his experience on the board of directors of several Carlyle portfolio companies.

Peter J. Clare served as Chief Investment Officer of Corporate Private Equity, Chairman of the Americas and Chair of the U.S. Buyout and Growth Investment committees of The Carlyle Group, a private equity firm, until his retirement in 2023. He previously served in various senior roles at Carlyle, including as the Co-Head of the U.S. Buyout and Growth team, Deputy Chief Investment Officer of Carlyle’s CPE segment, Global Head of the Aerospace, Defense & Government Services team and as a founding member of the Carlyle Asia team. Prior to joining Carlyle in 1992, Mr. Clare began his career with roles at First City Capital Corporation and the Merchant Banking Group of Prudential-Bache. Mr. Clare has previously served as a member of the board of directors of various companies, including The Carlyle Group, Booz Allen Hamilton (where he also served a member of the Compensation Committee and Nominating and Governance Committee), Sedgwick, Nouryon, Pharmaceutical Product Development (PPD), Signode Industrial, Wesco Aircraft and Aviall. Mr. Clare holds an M.B.A. from the Wharton School at the University of Pennsylvania and a Bachelor of Science in business administration from Georgetown University. We believe Mr. Clare is qualified to serve on our board of directors because of his corporate finance expertise and knowledge of the aerospace industry, as well as his extensive experience as a board member.

Ian Fujiyama is a Managing Director of The Carlyle Group, a private equity firm, as well as head of Carlyle’s Global Aerospace, Defense, and Government Services team. Mr. Fujiyama joined Carlyle in 1997, and in 1999 he spent two years in Hong Kong and Seoul working with Carlyle’s Asia buyout fund, Carlyle Asia Partners. Mr. Fujiyama previously served as Chairman of Carlyle’s Diversity and Inclusion Committee. Prior to joining Carlyle, Mr. Fujiyama was an associate at Donaldson Lufkin and Jenrette Securities Corp., with a focus on high yield and merchant banking transactions. He currently serves as a member of the board of directors of KLDiscovery, Inc., Two Six Technologies, Inc., Man Tech International and Loc Performance. He previously served on the board of directors of ARINC Incorporated, CPI, Dynamic Precision Group, Novetta Solutions LLC and Booz Allen Hamilton. Mr. Fujiyama holds a Bachelor of Science in economics from the Wharton School at the University of Pennsylvania. We believe Mr. Fujiyama is qualified to serve on our board of directors because of his corporate finance expertise and knowledge of the aerospace industry as well as his experience on the board of directors of several Carlyle portfolio companies.

Wendy M. Masiello is an independent consultant and President of Wendy Mas Consulting, LLC. She retired from the United States Air Force as a Lieutenant General in 2017 after over three decades of decorated military service. Prior to her retirement from the United States Air Force, Ms. Masiello served as Director of the Defense Contract Management Agency from 2014 to 2017 and Deputy Assistant Secretary (Contracting), Office of the Assistant Secretary of the Air Force for Acquisition, from 2011 to 2014. Ms. Masiello serves as a member of the board of directors of KBR, Inc., where she is a member of the Cybersecurity, Compensation, and Sustainability

and Corporate Responsibility Committees. She also serves as a member of the board of directors for EURPAC Services, Inc., Tlingit Haida Tribal Business Corporation, MRI Global and ReBuilding Together and previously served as a member of the board of directors for the National Contract Management Association from 2018 to 2024. Ms. Masiello holds a Master of Science in national resource strategy from the Industrial College of the Armed Forces, a Master of Science in logistics management from the Air Force Institute of Technology and a Bachelor of Business Administration from Texas Tech University. We believe Ms. Masiello is qualified to serve on our board of directors because of her extensive knowledge of the aerospace, government contracting and procurement industries.

Paul McElhinney is Senior Operating Partner of AE Industrial, where he leads the portfolio strategy and optimization group. Prior to joining AE Industrial in 2018, Mr. McElhinney served in various senior roles over a 30-year career with General Electric, including as President and Chief Executive Officer of GE Power Services and GE Aviation Services, as well as General Counsel and various business development roles at GE Aviation and GE Capital Aviation Services. Mr. McElhinney serves as Chair of the board of directors for Moeller Aerospace, AIM MRO and Columbia Helicopters, as well as a member of the board of directors of Kellstrom Aerospace and Belcan. Mr. McElhinney serves as Chair of the board of directors for Moeller Aerospace and AIM MRO, as well as a member of the board of directors of Kellstrom Aerospace, Belcan and Columbia Helicopters. He holds a Bachelor of Arts in legal science from Trinity College. We believe Mr. McElhinney is qualified to serve on our board of directors because of his decades of experience and leadership in the aerospace industry.

Andrea Fisher Newman served as Senior Vice President, Government Affairs, for Delta Air Lines until her retirement in 2017. Prior to her time at Delta Air Lines, Ms. Newman served in various senior government affairs roles at Northwest Airlines from 1995 until Delta Air Lines’ merger with Northwest in 2008. Across her 25 years in the airline industry, Ms. Newman has helped guide the airline industry’s public policy engagement, including the terrorist attacks of September 11, the passage of the FAA Modernization Act of 2012, and helped lead the U.S. industry’s efforts to level the playing field with foreign airline competitors through enforcement of Open Skies Agreements. She serves as a member of the board of directors of Sequitur Energy Resources and PrimeFlight Aviation Services and previously served as a member of the board of directors for Borden Dairy. In addition, Ms. Newman was elected to three terms as a Regent of the University of Michigan, serving from 1995 to 2019. She holds a Juris Doctor from The George Washington University and a Bachelor of Arts in history from the University of Michigan. We believe Ms. Newman is qualified to serve on our board of directors because of her decades of experience in the airline industry.

Stefan Weingartner is an Operating Executive of The Carlyle Group, a private equity firm, where he focuses on the aerospace, defense and government sectors. Prior to joining Carlyle in 2015, Dr. Weingartner was President and Chief Executive Officer of MTU Maintenance and a member of the Executive Board of MTU Aero Engines AG. Prior to that role, Dr. Weingartner held various leadership roles with multiple aerospace companies, including MTU Aero Engines GmbH, EADS Japan Co. Ltd. (now Airbus Group) and Daimler Chrysler Aerospace. He currently serves as a member of the strategic advisory board of Forgital Group and previously served as a member of the board of directors of Sequa Corporation from 2015 to 2022. Dr. Weingartner holds a Ph.D. in engineering from Technical University of Munich, a Master of Science in physics from the Technical University of Munich, an M.B.A. from Edinburgh Business School and a Bachelor of Science in physics from the Technical University of Munich. We believe Mr. Weingartner is qualified to serve on our board of directors because of his technical expertise in physics and engineering, as well as his decades of experience in the aerospace industry.

Composition of the Board of Directors Following this Offering

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of two directors. Following the completion of this offering, we expect our board of directors to initially consist of nine directors (including one vacancy).

Mr. Ford is the executive chairperson of our board of directors. As Mr. Ford is not an “independent director,” our board of directors expects to appoint Mr. McElhinney to serve as our lead independent director. The lead independent director’s responsibilities will include, but are not limited to: presiding over all meetings of the board of directors at which the chairperson of the board of directors is not present, including any executive sessions of the independent directors; calling meetings or separate sessions of the independent directors; approving meeting schedules for the board of directors and agendas; approving information sent to the board of directors; acting as the liaison between the independent directors and the Chief Executive Officer and chairperson of the board; and when appropriate, meeting or otherwise communicating with our major stockholders or other constituencies. Our corporate governance guidelines, which we will adopt prior to the completion of this offering, will provide the flexibility for our board of directors to modify our leadership structure in the future as it deems appropriate.

Pursuant to the Stockholders Agreement described under “Certain Relationships and Related Party Transactions—Related Party Transactions—Partnership Agreement and Stockholders Agreement,” Carlyle will initially have the right to designate eight of the nine directors on our board of directors. The number of directors that Carlyle is entitled to designate is subject to maintaining certain ownership thresholds. If Carlyle loses its right to designate any directors pursuant to the terms of the Stockholders Agreement, these positions will be filled by our stockholders in accordance with our amended and restated certificate of incorporation. See “Description of Capital Stock” for more information regarding our amended and restated certificate of incorporation.

In accordance with our amended and restated certificate of incorporation that will be in effect upon the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among three classes as follows:

•	the Class I directors will be Messrs. Ford and Clare and Ms. Newman, and their terms will expire at the first meeting of stockholders following the completion of this offering;

•

the Class II directors will be Messrs. Brandely and Weingartner and Ms. Masiello, and their terms will expire at the second annual meeting of stockholders following the completion of this offering; and

•	the Class III directors will be Messrs. Fujiyama and McElhinney, and their terms will expire at the third annual meeting of stockholders following the completion of this offering.

This classification of our board of directors may have the effect of delaying or preventing changes in control of the Company.

Pursuant to the terms of the Stockholders Agreement, directors nominated by Carlyle may only be removed at the request of Carlyle in accordance with the bylaws of the Company then in effect. In all other cases and at any other time, directors may only be removed for cause by the affirmative vote of the holders of at least a majority of our common stock.

Director Independence and Controlled Company Exception

Pursuant to the corporate governance listing standards of the NYSE, a director employed by us cannot be deemed to be an “independent director.” Each other director will qualify as “independent” only if our board of directors affirmatively determines that he has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our common stock, by itself, does not constitute a material relationship.

Our board of directors is expected to affirmatively determine that each of our directors other than Mr. Ford qualifies as “independent” in accordance with the NYSE rules. In making its independence determinations, our board of directors is expected to consider and review all information known to it (including information identified through directors’ questionnaires).

After the completion of this offering, Carlyle will continue to beneficially own more than 50% of our common stock and voting power. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. As a “controlled company,” we may elect not to comply with certain corporate governance standards, including the requirements:

•	that a majority of our board of directors consist of independent directors;

•

that our board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

Following this offering, we intend to rely on certain of the exemptions listed above, and we will not have a nominating and corporate governance committee or compensation committee that consists entirely of independent directors and such committees may not be subject to annual performance evaluations. We may also elect to rely on additional exemptions for so long as we remain a “controlled company.” As a result, in the future our board of directors and those committees may have more directors who do not meet the NYSE’s independence standards than they would if those standards were to apply. The independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. In the event that we cease to be a “controlled company” and our common stock continues to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. Once appointed, directors serve until their term expires, they resign or they are removed by the stockholders.

Committees of the Board of Directors

Upon consummation of this offering, our board of directors will have the following committees: an audit committee, a compensation committee, a nominating and corporate governance committee and an executive committee. From time to time, our board of directors may also establish any other committees that it deems necessary or desirable.

Our chief executive officer and other executive officers will regularly report to the non-executive directors and the audit, the compensation and the nominating and corporate governance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities given the controlling interests held by Carlyle.

Audit Committee. Upon consummation of this offering, we expect to have an audit committee consisting of Mr. Brandely, as chair, and Mr. Clare and Ms. Masiello. Rule 10A-3 of the Exchange Act requires us to have one independent audit committee member upon the listing of our common stock, a majority of independent directors on our audit committee within 90 days of the effective date of the registration statement of which this prospectus forms a part and an audit committee composed entirely of independent directors within one year of the effective date of the registration statement of which this prospectus forms a part.

Our board of directors has determined that each of Messrs. Brandely and Clare qualifies as an “audit committee financial expert” within the meaning of regulations adopted by the SEC. The audit committee appoints and reviews the qualifications and independence of our independent registered public accounting firm, prepares compensation committee reports to be included in proxy statements filed under SEC rules and reviews the scope of audit and non-audit assignments and related fees, the results of the annual audit, accounting principles used in financial reporting, internal auditing procedures, the adequacy of our internal control procedures, the quality and integrity of our financial statements and investigations into matters related to audit functions. The audit committee is also responsible for overseeing risk management on behalf of our board of directors. See “—Risk Oversight.” Our board of directors will adopt a written charter for the audit committee, which will be available on our website upon the completion of this offering.

Compensation Committee. Upon consummation of this offering, we expect to have a compensation committee consisting of Mr. Brandely, as chair, and Messrs. McElhinney and Weingartner. The principal responsibilities of the compensation committee are to review and approve matters involving executive and director compensation, recommend changes in employee benefit programs, authorize equity and other incentive arrangements, prepare compensation committee reports to be included in proxy statements filed under SEC rules and authorize the Company to enter into employment and other employee-related agreements. Our board of directors will adopt a written charter for the compensation committee, which will be available on our website upon the completion of this offering.

Nominating and Corporate Governance Committee. Upon the consummation of this offering, we expect to have a nominating and corporate governance committee consisting of Mr. Fujiyama, as chair, and Mr. Clare and Ms. Newman. The nominating and corporate governance committee assists our board of directors in identifying individuals qualified to become board members, consistent with criteria approved by our board of directors and in accordance with the terms of the , makes recommendations for nominees for committees, oversees the evaluation of the board of directors and management and develops, recommends to the board of directors and reviews our corporate governance principles. Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our website upon the completion of this offering.

Executive Committee. Upon the consummation of this offering, we expect to have an executive committee consisting of Mr. Ford, as chair, and Messrs. Fujiyama and Brandely. The executive committee is responsible for exercising the powers of our board of directors between regularly scheduled meetings, including acting upon recommendations of other committees of the board of directors. The executive committee is authorized with all the powers of our board of directors except for certain specifically enumerated powers.

Risk Oversight

Our board of directors will have extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight primarily through the audit committee. To that end, our audit committee will meet quarterly with our Chief Financial Officer and our independent auditors where it will receive regular updates regarding our management’s assessment of risk exposures including liquidity, credit and operational risks and the process in place to monitor such risks and review results of operations, financial reporting and assessments of internal controls over financial reporting.

Code of Business Conduct and Ethics

Prior to the consummation of this offering, we intend to adopt a code of business conduct and ethics applicable to all of our directors, officers (including our principal executive officer, principal financial officer and principal accounting officer) and employees that addresses legal and ethical issues that may be encountered in carrying out their duties and responsibilities, including the requirement to report any conduct they believe to be a violation of the code of business conduct and ethics. Our code of business conduct and ethics will be available on our website at www.standardaero.com under Investor Relations. The information available on or through our website is not part of this prospectus. If we ever were to amend or waive any provision of our code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or any person performing similar functions, we intend to satisfy our disclosure obligations with respect to any such waiver or amendment by posting such information on our internet website set forth above rather than by filing a Current Report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of our compensation committee (or other committee performing equivalent functions) and any executive, member of the board of directors or member of the compensation committee (or other committee performing equivalent functions) and of any other company. We expect to enter into certain indemnification agreements with our directors and we are party to certain transactions with Carlyle, other stockholders and affiliates thereof as described in “Certain Relationships and Related Party Transactions.”

COMPENSATION DISCUSSION AND ANALYSIS

General

In this Compensation Discussion and Analysis (“CD&A”), we provide an overview and analysis of the compensation awarded to or earned by our named executive officers identified in the Summary Compensation Table below (each, an “NEO”) during fiscal year 2023, including the elements of our compensation program for NEOs, material compensation decisions made under that program for fiscal year 2023 and the material factors considered in making those decisions. Where relevant, the discussion below also reflects certain contemplated changes to our compensation structure that we intend to implement in connection with, and contingent upon, the completion of this offering. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

Our NEOs for the year ended December 31, 2023, which consist of our principal executive officer, each individual who served as our principal financial officer during 2023, and our three most other highly compensated executive officers for fiscal year 2023, are:

•	Russell Ford, Chief Executive Officer;

•	Daniel Satterfield, Chief Financial Officer;

•	Michael Scott, our former Chief Financial Officer, who retired on January 9, 2023;

•	Kim Ashmun, President, Component Repair Services;

•	Kerry O’Sullivan, Chief Operating Officer & Senior Vice President, Engineering & Quality; and

•	Lewis Prebble, President, Engine Services–Airlines & Fleets.

Executive Compensation Objectives and Philosophy

The key objective in our executive compensation program has been to attract, motivate, and reward leaders who create an inclusive and diverse environment and have the skills and experience necessary to successfully execute on our strategic plan to maximize stockholder value. Our executive compensation program has been designed to:

•	Attract and retain talented and experienced executives in a competitive and dynamic market;

•	Motivate our NEOs to help our company achieve the best possible financial and operational results;

•	Provide reward opportunities consistent with our performance on both a short-term and long-term basis; and

•	Align the long-term interests of our NEOs with those of our stockholders.

We strive to set our overall total compensation at a competitive level. Executives may be compensated above or below the targeted market position based on factors such as experience, performance, scope of position and the competitive demand for proven executive talent, as described further below under “—Determination of Executive Compensation.”

In connection with this offering, we are working with Korn Ferry, our compensation consultant, to formalize our post-offering compensation philosophy and implement compensation arrangements that reflect that philosophy. We expect our compensation philosophy to reflect the following general principles:

•	Reward performance; attract and retain the right talent;

•	Align reward to our business objectives and long-term growth; and

•	Position the interests of executives with that of shareholders.

Determination of Executive Compensation

Our executive compensation program is administered by the compensation committee, which performs its work in consultation with the board. The compensation of the named executive officers is approved annually by the compensation committee, in consultation with the board. Our Chief Executive Officer typically provides annual recommendations to the compensation committee and discusses with the compensation committee the compensation and performance of our executive officers, other than himself. Our Chief Executive Officer bases his recommendations upon his review (formed both subjectively, and objectively against individually developed goals) of the performance of the executive officers, our overall performance against its applicable corporate goals (as described further below) and his assessment of the officer’s contributions to such performance, internal pay equity considerations, his assessment of the competitiveness of the market for each officer’s services and an annual self-evaluation performed by each named executive officer. The compensation committee evaluates any recommended compensation adjustments or awards to executive officers and ultimately determines executive compensation. In order to determine the Chief Executive Officer’s compensation, the compensation committee reviews the performance of the Chief Executive Officer and determines his compensation without his participation.

As part of our Chief Executive Officer’s recommendations to the compensation committee, Mr. Ford took into account advice and data provided by Korn Ferry, which included an analysis of market data (based on public filings) for executive compensation for the companies set forth on Appendix I to this CD&A (the “Reference Group”). Mr. Ford reviewed our NEO compensation against this Reference Group to consider whether our NEO compensation is competitive and sufficient to recruit and retain our NEOs. A large Reference Group was used in order to represent a broad cross-section of companies in engineering-heavy industries, and reflected the types of companies with whom we compete for talent. However, Mr. Ford’s took into account business performance, individual performance and market data from Korn Ferry, along with internal equity, in making recommendations.

Elements of Compensation

For fiscal year 2023, the primary elements of our NEOs’ compensation and the main objectives of each element were:

•	Base Salary. Base salary attracts and retains talented executives, recognizes individual roles and responsibilities, and provides stable income;

•	Annual Performance-Based Incentive Compensation. Annual performance bonuses promote short-term performance objectives and reward executives for their contributions toward achieving those objectives;

•

Equity-Based Compensation. Equity-based compensation creates an ownership culture among our employees that provides an incentive to contribute to the continued growth and development of our business and aligns interest of executives with those of our stockholders.

We do not currently have, and following the offering we do not expect to have, formal policies relating to the allocation of total compensation among the various elements of our compensation program.

In addition, our NEOs are eligible to participate in our health and welfare programs and in defined contribution retirement plans on the same basis as our other employees. We also maintain severance arrangements, which aid in attracting and retaining executive talent and help executives to remain focused and dedicated.

Each of these elements of compensation for 2023 is described further below.

Base Salary

The base salaries of our NEOs are an important part of their total compensation package and are intended to reflect their respective positions, duties and responsibilities. Base salary is a visible and stable fixed component of our compensation program. Base salaries provide our NEOs with a reasonable degree of financial certainty and stability. On a prospective basis, we intend to continue to evaluate the mix of base salary, short-term incentive compensation and long-term incentive compensation to appropriately align the interests of our NEOs with those of our stockholders.

Annually, the compensation committee reviews the base salaries of our executive officers and may, based upon and following receipt of the recommendations of the Chief Executive Officer (other than with respect to their own respective base salaries) and in consultation with the board, adopt certain market-based adjustments to take effect for the remainder of that year.

Based upon these considerations, the compensation committee determined at its early 2023 and early 2024 meetings to increase the annual base salaries of certain named executive officers for 2023 and 2024 as set forth below (in each case, effective as of April 1 of the applicable year). In determining not to increase Mr. Ford’s annual base salary in 2023, the compensation committee took into account that his current base salary level was negotiated in 2019 and, at that time, it was contemplated that his base salary rate would not be increased for at least five years. Additionally, because Mr. Satterfield and Ms. Ashmun were recent hires, they did not receive an increase to their annual base salaries in 2023.

The table below sets forth the annual base salaries during 2023 and 2024 for each named executive officer following such determinations.

Name	2023 Annual Base Salary (Pre-Increase) ($)	2023 Annual Base Salary (Post-Increase) ($)	2024 Annual Base Salary (Post-Increase) ($)
Russell Ford	870,000	870,000	960,000
Daniel Satterfield	500,000	500,000	525,000
Michael Scott (1)	530,000	564,000	—
Kim Ashmun	400,000	400,000	420,000
Kerry O’Sullivan	430,000	450,000	450,000
Lewis Prebble	375,000	400,000	425,000

(1)	Mr. Scott retired, effective as of January 9, 2023. Amounts for Mr. Scott are shown in Canadian dollars.

Cash Incentive Compensation

We consider annual cash incentive bonuses to be an important component of our total compensation program which provide incentives necessary to retain executive officers. We maintain an Annual Incentive Plan (the “AIP”) pursuant to which each NEO is eligible to receive an annual performance-based cash bonus based on a specified target annual bonus award amount, expressed as a percentage of the NEO’s base salary. In fiscal 2023, our NEOs participated in our annual cash incentive bonus program at the following target percentages of base salary:

Name	Target Percentage (as % of Annual Base Salary)
Russell Ford	125%
Daniel Satterfield	80%
Michael Scott	80%
Kim Ashmun	75%
Kerry O’Sullivan	80%
Lewis Prebble	75%

For 2023, the performance metrics consisted of revenue (10% weighting), Management EBITDA (50% weighting) and operating cash flow (40% weighting). For 2023, our performance results, and the percentage of target bonus earned as a result, were as follows: we achieved $4,552.1 million of revenue, which was 96.3% of target, $550 million of Management EBITDA, which was 106.1% of target, and $382.6 million of operating cash flow, which was 127.3% of target.

“Management EBITDA” is a non-GAAP financial measure that is calculated as (i) Consolidated EBITDA (the calculation of which is described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”), less (ii) the amount associated with new contracts, pro forma acquisitions and pro forma acquisition synergies.

The NEOs’ 2023 performance bonuses are set forth in the column entitled “Non-Equity Incentive Plan Compensation” in the “2023 Summary Compensation Table” below. Mr. Scott retired, effective as of January 9, 2023, and consequently did not receive a 2023 performance bonus.

In addition, based on the determination of our Chief Executive Officer, we provided spot bonuses in 2023 to reward performance on particular projects. For 2023, Mr. Satterfield received a spot cash bonus of $25,000 in recognition of Mr. Satterfield’s significant efforts in preparing our financial statements, Mr. Prebble received a spot cash bonus of $25,000 in recognition of his efforts in helping us successfully sign certain commercial contracts, Mr. Scott received a spot cash bonus of $7,941 (expressed in U.S. dollars) in recognition of his tenure with us prior to his retirement and Mr. O’Sullivan received a spot cash bonus of $20,000 in recognition of his efforts to improve operational performance at our Winnipeg site.

Equity-Based Compensation

We view equity-based compensation as a critical component of our balanced total compensation program. Equity-based compensation creates an ownership culture among our employees that provides an incentive to contribute to the continued growth and development of our business and aligns interest of executives with those of our stockholders. We have historically granted Class B Units in Dynasty Parent Holdings, L.P. (the “Partnership”) and options (“Options”) to purchase our shares of common stock. The Class B Units and Option grants were generally sized to incentivize employees for a number of years following the date of grant.

The Class B Units are intended to constitute “profits interests” for U.S. federal income tax purposes that are intended to allow the holders participate in the increase in value of the Partnership from and after the date of grant of such interests based on the Partnership’s ownership of the Company. The Class B Units were granted with a “benchmark amount,” which acts similarly to a strike price for a stock option such that the holder will only realize value in excess of such amount.

Class B Units are generally comprised of (i) a time-based component that vests upon a “Liquidity Event” (which does not include the offering), subject generally to continued service through the applicable vesting date and (ii) a performance-based component (the “Performance Units”) that vests upon a Liquidity Event (subject generally to continued service) to the extent that certain performance-based objectives (based generally on Management EBITDA and cash flow, or multiple-of-invested capital return hurdles) are attained at the time of the Liquidity Event. The Performance Units are divided into five equal tranches that are each eligible to vest (i) as to 50%, if the Management EBITDA for the applicable year equals or exceeds the applicable Management EBITDA target for such year and (ii) as to 50%, if the cash flow for the applicable year equals or exceeds the applicable cash flow target for such year. The Performance Units also include a “catch-up” vesting feature that can result in an unearned tranche becoming earned in a future year if cumulative performance measured in a subsequent year is exemplary, subject to continued service through a Liquidity Event. Additionally, all outstanding Performance Units that are unearned are eligible to vest if, as of the date of the Liquidity Event, our board or compensation committee determines that a multiple-on-invested-capital return target of 2.5 has been attained, subject to continued service. In connection with the Restructuring Transactions, holders of the Class B Units will receive shares of our common stock on a “value-for-value” basis (taking into account any benchmark amount), and the shares will be subject to the same vesting and other terms and conditions applicable to the Class B Units under the existing award agreements.

A “Liquidity Event” is generally defined to mean either (i) a sale for cash of the equity securities of the Partnership or its successor held, directly or indirectly, by all of the Partnership’s Principal Equityholders (which consist of Vencap Holdings (1992) Pte Ltd., Carlyle Partners VII and each of their affiliates to which equity securities are transferred) such that, immediately following such transaction, the total percentage capital interest of the equity securities in the Partnership or its successor held by the Principal Equityholders and their affiliates is, in the aggregate, less than 30% of the total percentage capital interests of the equity securities in the Partnership held as of April 4, 2019 (which was the original investment date of the Principal Securityholders in the Partnership) or (ii) the sale of all or substantially all of the assets of the Partnership or the Partnership and its subsidiaries taken as a whole to a third party.

In 2023, we granted 8,000 Class B Units to Daniel Satterfield and 454 Class B Units to Kim Ashmun. Additionally, in 2019, Mr. Scott, a Canada-based executive, received Options rather than Class B Units, which provide for an opportunity for the holder to participate in the increase in value of the Company from and after the date of grant of such Options (similar to the Class B Units). The Options were granted with vesting conditions that are similar to the Class B Units and consist of a time-based and performance-based component. Mr. Scott forfeited his Options in 2023 following his retirement from us.

We intend to adopt the 2024 Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including our NEOs) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2024 Plan will be effective on the day prior to the first public trading date of our common stock. For additional information about the 2024 Plan, please see the section titled “—Incentive Compensation Plans” below.

Employee Benefits and Perquisites

We maintain a defined contribution retirement savings plan for our employees, including our NEOs, who satisfy certain eligibility requirements. Our U.S.-based NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k) plan up to a specified percentage of the employee contributions. Mr. Scott participated in a similar defined contribution retirement plan for Canada-based employees under which we made matching contributions. We believe that providing a vehicle for tax-deferred retirement savings though these plans, and making matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our NEOs, in accordance with our compensation policies.

All of our full-time U.S.-based employees, including our NEOs, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, and life insurance. We also maintain health and welfare plans in which our eligible Canadian employees participate. We believe the benefits described above are necessary and appropriate to provide a competitive compensation package to our NEOs. We also provide a limited number of other benefits to our employees, including a car allowance, wellness program premium credit, and, for Mr. Ford only, supplemental life insurance and reimbursement for one country club initiation fee (together with a tax gross-up) that he is entitled to receive under his employment agreement. None of our other NEOs is entitled to any tax gross-up payment. In considering the appropriateness of these benefits, we have evaluated whether each such benefit is appropriate to assist an individual executive officer in the performance of the executive’s duties, to make our executive officers more efficient and effective, and for recruitment, motivation, or retention purposes. All future practices with respect to perquisites or other personal benefits will be approved by the compensation committee.

Severance and Change in Control Arrangements

We are party to employment and offer letter agreements with each of our NEOs who are currently employed, which provide for severance benefits and payments upon certain terminations without cause or resignations for good reason. Our compensation committee believes that these types of arrangements are necessary to attract and retain executive talent and are a customary component of executive compensation. In particular, such arrangements can mitigate a potential disincentive for our NEOs when they are evaluating a potential acquisition of the Company and can encourage retention through the conclusion of the transaction. The payments and benefits provided under our severance and change in control arrangements are designed to be competitive with market practices. A description of these arrangements, as well as information on the estimated payments and benefits that our NEOs would have been eligible to receive as of December 31, 2023, are set forth in “—Executive Compensation Tables—Potential Payments Upon Termination or Change in Control” below.

Other Policies and Considerations

Section 409A. The board and compensation committee takes into account whether components of the compensation for our executive officers will be adversely impacted by the penalty tax imposed by Section 409A of the Code, and aims to structure these components to be compliant with or exempt from Section 409A to avoid such potential adverse tax consequences.

Section 162(m). Section 162(m) of the Code disallows a tax deduction to public companies for compensation in excess of $1 million paid to “covered employees”, which generally includes all NEOs. While the board and compensation committee may take the deductibility of compensation into account when making compensation decisions, the board and compensation committee will award compensation that it determines to be consistent with the goals of our executive compensation program even if such compensation is not deductible by us.

Clawback Policy. In connection with this offering, we will adopt a compensation recovery policy as required by Rule 10D-1 under the Securities Exchange Act of 1934, as amended, and the applicable listing standards. This policy will provide for the mandatory recovery (subject to limited exceptions) from current and former officers of incentive-based compensation that was erroneously received during the three years preceding the date that we are required to prepare an accounting restatement. The amount required to be recovered will be the excess of the amount of incentive-based compensation received over the amount that otherwise would have been received had it been determined based on the restated financial measure.

Stock Ownership Guidelines. We intend to adopt stock ownership guidelines for our executive officers in connection with this offering.

“Golden Parachute” Payments. Sections 280G and 4999 of the Code provide that certain executive officers and other service providers who are highly compensated or hold significant equity interests may be subject to an excise tax if they receive payments or benefits in connection with a change in control of the Company that exceeds certain prescribed limits, and that we, or a successor, may forfeit a tax deduction on the amounts subject to this additional tax. While the board and compensation committee may take the potential forfeiture of such tax deduction into account when making compensation decisions, it will award compensation that it determines to be consistent with the goals of our executive compensation program even if such compensation is not deductible by us. We do not provide any tax gross-ups to cover excise taxes under Section 4999 in connection with a change in control.

Accounting for Share-Based Compensation. We follow Financial Accounting Standard Board Accounting Standards Codification Topic 718, (“ASC Topic 718”), for our share-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our NEOs may never realize any value from their awards.

Executive Compensation Tables

2023 Summary Compensation Table

The following table contains information about the compensation earned by each of our NEOs during our most recently completed fiscal year ended December 31, 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Russell Ford	2023	870,000	—		—	1,631,250	187,456	(3)	2,688,706
Chief Executive Officer
Daniel Satterfield	2023	490,385	190,000	(4)	2,033,360	600,000	40,630	(5)	3,354,375
Chief Financial Officer
Michael Scott(6)	2023	63,374	7,941	(7)	—	—	363,649	(8)	434,964
Our former Chief Financial Officer
Kim Ashmun	2023	400,000	—		115,393	450,000	52,651	(9)	1,018,044
President, Component Repair Services
Kerry O’Sullivan	2023	445,385	20,000	(10)	—	540,000	40,500	(11)	1,045,885
Chief Operating Officer & Senior Vice President, Engineering & Quality
Lewis Prebble	2023	394,231	25,000	(12)	—	450,000	40,500	(13)	909,731
President, Engine Services - Airlines & Fleets

(1)

Amounts reflect the grant-date fair value of Class B Units granted during fiscal 2023 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. The Class B Units awards are most similar to option awards in that they share in equity value appreciation from and after the date of grant. The amount shown herein reflects the vesting at maximum levels of each award of Class B Units that are subject to performance-based vesting conditions. We provide information regarding the assumptions used to calculate the value of all Class B Unit awards made to our NEOs in 2023 in Note 18 to the audited consolidated financial statements included elsewhere in this prospectus.

(2)

Amounts for fiscal 2023 represent payments earned by our NEOs based upon the achievement of certain company performance objectives for fiscal 2023. Please see the description of the annual bonus program under “—Cash Incentive Compensation” in the CD&A above.

(3)

Consists of an automobile allowance ($36,000), a wellness premium credit ($750), supplemental life insurance ($1,814), reimbursement for initiation fees at a country club ($75,000), a tax gross-up on such reimbursement ($57,392) and 401(k) company matching contributions ($16,500).

(4)

Consists of signing bonus of $165,000 provided in connection with Mr. Satterfield’s commencement of employment with us and a spot bonus of $25,000 in recognition of Mr. Satterfield’s significant efforts in preparing our financial statements.

(5)	Consists of an automobile allowance ($24,000) and 401(k) company matching contributions ($16,500).
(6)

Mr. Scott retired, effective as of January 9, 2023, and remained in service with us on a part-time basis through March 30, 2023. Amounts paid in Canadian dollars have been converted to U.S. dollars based on the exchange rate (0.7549 Canadian dollars to 1 U.S. dollar) as of December 31, 2023.

(7)	Represents a spot cash bonus in recognition of Mr. Scott’s tenure with us prior to his retirement.
(8)

Consists of an automobile allowance ($2,318), a payout in respect of unused vacation as of the time of Mr. Scott’s retirement ($349,419) and company matching contributions to a defined contribution retirement plan in which Mr. Scott participated ($11,912).

(9)	Consists of relocation expenses ($18,051), an automobile allowance ($24,000), and 401(k) company matching contributions ($10,600).
(10)	Represents a spot cash bonus in recognition of Mr. O’Sullivan’s efforts to improve operational performance at the Company’s Winnipeg site.
(11)	Consists of an automobile allowance ($24,000) and 401(k) company matching contributions ($16,500).

(12)	Represents a spot cash bonus in recognition of Mr. Prebble’s efforts in helping the Company successfully sign certain commercial contracts.
(13)	Consists of an automobile allowance ($24,000) and 401(k) company matching contributions ($16,500).

Grants of Plan-Based Awards in Fiscal 2023

The following table provides supplemental information relating to grants of plan-based awards made during fiscal 2023 to help explain information provided above in our Summary Compensation Table. This table presents information regarding all grants of plan-based awards occurring during fiscal 2023.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Russell Ford	—	543,750	1,087,500	1,631,250
Daniel Satterfield	—	200,000	400,000	800,000
	3/27/2023				400	800	4,000	4,000	—	2,033,360
Michael Scott	—	170,305	340,611	681,222
Kim Ashmun	—	150,000	300,000	600,000
	8/3/2023				22.7	45.4	227	227	—	115,393
Kerry O’Sullivan	—	180,000	360,000	720,000
Lewis Prebble	—	150,000	300,000	600,000

(1)

Amounts reflect potential payouts under our 2023 AIP. Please see the description of the annual bonus program under “—Cash Incentive Compensation” in the CD&A above and in the section below entitled “—Potential Payments Upon Termination or Change in Control.” Amounts shown for Mr. Scott have been converted from Canadian dollars to U.S. dollars based on the exchange rate (0.7549 Canadian dollars to 1 U.S. dollar) as of December 31, 2023. However, due to his retirement in 2023, Mr. Scott did not receive an annual bonus under our 2023 AIP.

(2)

The Performance Units are eligible to vest upon a Liquidity Event (subject to continued service) to the extent that certain performance metrics are achieved. The Performance Units are divided into five equal tranches that are each eligible to vest (i) as to 50%, if the Management EBITDA for the applicable year equals or exceeds the applicable Management EBITDA target for such year and (ii) as to 50%, if the cash flow for the applicable year equals or exceeds the applicable cash flow target for such year. The Performance Units also include a “catch-up” vesting feature that can result in vesting of an unearned tranche if cumulative performance measured in a subsequent year is exemplary. Furthermore, all outstanding Performance Units that are unearned are eligible to vest if, as of the date of the Liquidity Event, our board or compensation committee determines that a multiple-on-invested-capital return target of 2.5 has been attained. Amount shown in the ”threshold” column represents the minimum number of Performance Units that may vest based on performance, and the amount shown in the “maximum” column represents the maximum number of Performance Units that may vest based on performance. The awards of Class B Units do not specify a target level of performance, so amounts shown reflect a representative amount based on performance against the Management EBITDA and cash flow metrics during 2023 (which were attained).

(3)

The Class B Units were issued as “profits interests” for U.S. federal income tax purposes and do not require the payment of an exercise price and do not have an expiration date. Rather, these awards entitle the holder to participate in our future appreciation from and after the date of grant of the applicable Class B Units. Despite this, for purposes of this table, we believe they are most similar economically to stock options. Each Class B Unit is granted with a benchmark amount applicable to such Class B Unit, representing the cumulative distributions that must be made under the Partnership’s limited partnership agreement to the capital interests and previously-issued Class B Units thereunder before the holder is entitled to receive any distributions or payments in respect of such Class B Unit.

(4)

Amounts reflect the grant-date fair value in accordance with ASC Topic 718. We provide information regarding the assumptions used to calculate these values in Note 18 to the audited consolidated financial statements included in this prospectus.

Outstanding Equity Awards at 2023 Fiscal Year-End Table

The following table summarizes the number of shares of common stock or units underlying outstanding equity incentive plan awards for each NEO as of December 31, 2023.

		Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)(1)	Option Expiration Date(1)
Russell Ford	6/14/2019	—	29,600	(2)	7,400	(3)	—	—
Daniel Satterfield	3/27/2023	—	4,800	(2)	3,200	(3)	—	—
Michael Scott	—	—	—		—		—	—
Kim Ashmun	8/3/2023	—	272	(2)	182	(3)	—	—
	9/15/2022	—	3,637	(2)	909	(3)	—	—
Kerry O’Sullivan	6/15/2019	—	8,000	(2)	—		—	—
Lewis Prebble	3/25/2021	—	4,800	(2)	1,200	(3)	—	—

(1)

The outstanding Class B Units are most similar to option awards in that they share in equity value appreciation from and after the date of grant. However, they do not have an exercise price or expiration date.

(2)

The portion of the award of Class B Units shown in this column is eligible to vest immediately prior to the date of a Liquidity Event (including the portion of the Class B Units that were subject to performance conditions that were satisfied as of December 31, 2023), subject to the holder’s continuous service through the date of the Liquidity Event.

(3)

The portion of the award of Class B Units shown in this column is eligible to vest immediately prior to the date of a Liquidity Event (subject to the holder’s continuous service through the date of the Liquidity Event) to the extent that certain annual Management EBITDA and cash flow targets are attained, provided that any Class B Units that fail to vest due to the failure to attain such targets shall remain eligible to vest upon the Liquidity Event if the board determines that a multiple-of-invested-capital return of 2.5x has been attained as of the date of such Liquidity Event.

Potential Payments Upon Termination or Change in Control

Each of our current named executive officers has entered into an offer letter or employment agreement, the material terms of which are described below.

Russell Ford

We have entered into an employment agreement (as amended, the “Ford Employment Agreement”) pursuant to which Mr. Ford serves as our chief executive officer. The Ford Employment Agreement entitles him to an annual target bonus opportunity of 125% of his annual base salary (and, in practice, the compensation committee uses 150% of his target bonus as his maximum bonus opportunity). Additionally, Mr. Ford is entitled to business travel benefits, an automobile allowance of $3,000 per month, reimbursement for a one-time initiation fee for a country club membership (not to exceed $125,000) and a tax gross-up payment on the initiation fee reimbursement.

If Mr. Ford is terminated by us without “cause” (as defined in the Ford Employment Agreement), then, subject to his continued compliance with restrictive covenants to which he is subject and his timely execution and non-revocation of a release of claims in our favor, he is entitled to receive severance payments and benefits consisting of (i) 18 months of base salary continuation; (ii) a pro rata portion of the bonus he would have earned for the year of termination (based on performance for such year); and (iii) 18 months of continued medical, dental, disability and group term life insurance plan coverage as if he was an active, full-time employee.

The Ford Employment Agreement also contains non-competition and non-solicitation restrictions that last for 24 months post-termination, as well as confidentiality restrictions, provisions related to intellectual property protection and non-disparagement restrictions.

Daniel Satterfield, Kim Ashmun, Kerry O’Sullivan and Lewis Prebble

We have entered into offer letter agreements with Mr. Satterfield, Ms. Ashmun, Mr. O’Sullivan and Mr. Prebble governing their employment with us (the “Executive Offer Letters”). In addition to providing for an annual target bonus opportunity, each of the Executive Offer Letters provides for an automobile allowance of $24,000 per year. Additionally, the Executive Offer Letter entered into with Mr. Satterfield also provides for an award of Class B Units (which was granted to him in 2023) and a one-time signing bonus of $165,000, which was paid in 2023 in connection with the commencement of his employment with us and which was subject to repayment if he left our employment within the first year following his start date.

In the event Mr. Satterfield, Ms. Ashmun, Mr. O’Sullivan or Mr. Prebble is terminated by us without “cause” (as defined in the applicable Executive Offer Letter), they are entitled to receive severance payments consisting of 6 months of base salary for Mr. Satterfield, Ms. Ashmun and Mr. Prebble, and 12 months of base salary for Mr. O’Sullivan. In addition, Mr. Satterfield, Ms. Ashmun and Mr. Prebble has agreed to refrain from competing with us for 12 months post-termination and from soliciting our customers or employees for 24 months post-termination, and has also agreed to confidentiality restrictions, provisions related to intellectual property protection and non-disparagement restrictions. Mr. O’Sullivan has agreed to refrain from competing with us for 24 months post-termination (or, if later, the date that he no longer holds any Class B Units or other equity interests in the Partnership) and from soliciting our customers or employees for 24 months post-termination (or, if later, the date that he no longer holds any Class B Units or other equity interests in the Partnership), and has also agreed to confidentiality restrictions, provisions related to intellectual property protection and non-disparagement restrictions.

Estimated Potential Payments

The following table summarizes the payments that would be made to our NEOs upon the occurrence of certain qualifying terminations of employment occurring on December 31, 2023. Amounts shown do not include (i) accrued but unpaid base salary through the date of termination or (ii) other benefits earned or accrued by the NEO during his or her employment that are available to all salaried employees, such as accrued vacation. As noted above, a change in control transaction would not result in the acceleration of outstanding equity awards unless it also constituted a Liquidity Event, and would not otherwise result in payments to our NEOs.

Name	Benefit	Termination Without Cause ($)
Russell Ford	Cash Severance	1,305,000
	Continued Health and Welfare Benefits	46,178
	Total	1,350,816
Daniel Satterfield	Cash Severance	250,000
	Total	250,000
Kim Ashmun	Cash Severance	200,000
	Total	200,000
Lewis Prebble	Cash Severance	200,000
	Total	200,000
Kerry O’Sullivan	Cash Severance	450,000
	Total	450,000

Michael Scott retired from our employment, effective January 9, 2023 and is consequently not included in the table above. Upon his retirement, Mr. Scott received his accrued base salary and did not receive any severance payments or benefits, though he received his accrued but unpaid base salary as well as a payment in respect of his unused vacation balance.

2023 Director Compensation

Each of our non-employee directors received an annual cash retainer of $150,000 for their service as a director, other than Messrs. Brandely, Clare and Fujiyama. The following table contains information concerning the compensation of our non-employee directors in fiscal year 2023.

Name	Fees Earned or Paid in Cash ($)	Total ($)
Douglas V. Brandely	—	—
Peter J. Clare	—	—
Ian Fujiyama	—	—
Wendy M. Masiello	150,000	150,000
Paul McElhinney(1)	150,000	150,000
Andrea Fischer Newman(1)	150,000	150,000
David L. Squier(1)	150,000	150,000
Stefan Weingartner	150,000	150,000

(1)

Ms. Newman and Messrs. McElhinney and Squier elected to receive their annual fees in the form of Class A-2 Units in the Partnership with a grant date value equal to their annual retainer (based on the fair market value of a Class A-2 Unit on the date of grant), which vested in equal quarterly installments during 2023, subject to their continued service on the board. As of December 31, 2023, these Class A-2 Units were fully vested.

The table below shows the aggregate numbers of option awards (exercisable and unexercisable) and unvested stock awards held as of December 31, 2023 by each non-employee director. As of December 31, 2023, Ms. Masiello, Ms. Newman and Messrs. McElhinney and Squier held Class B Units, which, as noted above, we believe to be most similar economically to stock options. These Class B Units are therefore included below under the column entitled “Option Awards Outstanding at 2023 Fiscal Year End.”

Name	Option Awards Outstanding at 2023 Fiscal Year End
Douglas V. Brandely	—
Peter J. Clare	—
Ian Fujiyama	—
Wendy M. Masiello	500
Paul McElhinney	1,000
Andrea Fischer Newman	500
David L. Squier	500
Stefan Weingartner	500

Effective upon this offering, we intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards. The material terms of this program will be described in this prospectus once they are finalized.

Incentive Compensation Plans

The following summarizes the material terms of the 2024 Plan and the ESPP, which will be the long-term incentive compensation plans in which our directors and NEOs will be eligible to participate following the consummation of this offering, subject to the terms and conditions of such plans, and the Dynasty Parent Holdings, L.P. and StandardAero, Inc. 2019 Long-Term Incentive Plan (the “Prior Plan”), under which we have previously made periodic grants of equity and equity-based awards to our directors and NEOs.

2024 Incentive Award Plan

In connection with this offering, we intend to adopt the 2024 Plan, subject to approval by our stockholders, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2024 Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the 2024 Plan and, accordingly, this summary is subject to change.

Eligibility and Administration. Our employees, consultants and directors, and employees, directors and consultants of our subsidiaries will be eligible to receive awards under the 2024 Plan. The 2024 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and/or stock exchange rules or other laws, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2024 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2024 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available. An aggregate of      shares of our common stock will initially be available for issuance under the 2024 Plan. No more than      shares of common stock may be issued upon the exercise of incentive stock options. Shares issued under the 2024 Plan may be authorized but unissued shares, shares purchased in the open market or treasury shares.

If an award under the 2024 Plan or Prior Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2024 Plan. Awards granted under the 2024 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2024 Plan.

Awards. The 2024 Plan provides for the grant of stock options, including ISOs, and nonqualified stock options, or NSOs, stock appreciation rights, or SARs, restricted stock, dividend equivalents, restricted stock units, or RSUs, and other stock or cash based awards. Certain awards under the 2024 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code. All awards under the 2024 Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

• Stock Options and SARs. Stock options provide for the purchase of shares of our common stock in the future. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of a stock option or SAR will not be less than 100% of the fair market value of the underlying share on the grant date, unless otherwise determined by the plan administrator and except with respect to certain substitute awards granted in connection with a corporate transaction. Unless otherwise determined by the plan administrator, the term of a stock option or SAR may not be longer than ten years. Notwithstanding the foregoing, ISOs granted to certain significant stockholders will have an exercise price no less than 110% of the fair market value of the underlying share on the grant date and a term no longer than five years.

• Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted stock and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2024 Plan.

• Other Stock or Cash Based Awards. Other stock or cash based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock or other property. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.

Performance Criteria. The plan administrator may select performance criteria for an award to establish performance goals for a performance period. Performance criteria under the 2024 Plan may include, but are not limited to, the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the company’s performance or the performance of a subsidiary, division, business segment or business unit of the company or a subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. When determining performance goals, the plan administrator may provide for exclusion of the impact of an event or occurrence which the plan administrator determines should appropriately be excluded, including, without limitation, non-recurring charges or events, acquisitions or divestitures, changes in the corporate or capital structure, events unrelated to the business or outside of the control of management, foreign exchange considerations, and legal, regulatory, tax or accounting changes.

Certain Transactions. In connection with certain corporate transactions and events affecting our common stock, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2024 Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2024 Plan and replacing or terminating awards under the 2024 Plan. In addition, in the event of certain non-reciprocal transactions with our stockholders, the plan administrator will make equitable adjustments to awards outstanding under the 2024 Plan as it deems appropriate to reflect the transaction. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Provisions of the 2024 Plan Relating to Director Compensation. The 2024 Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the 2024 Plan’s limitations. In connection with this offering, we intend to approve and implement a compensation program for our non-employee directors, which is described above under the heading “2023 Director Compensation.” Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation or other compensation and the grant date fair value of any equity awards granted under the 2024 Plan as compensation for services as a non-employee director during any fiscal year may not exceed $1,000,000 in the fiscal year of the non-employee director’s initial service and $750,000 in any other fiscal year. The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, subject to the limitations in the 2024 Plan.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments. The plan administrator may modify awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures to address differences in laws, rules, regulations or customs of such foreign jurisdictions. All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the 2024 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2024 Plan and exercise price obligations arising in connection with the exercise of stock options under the 2024 Plan, the plan administrator may, in its discretion, accept cash, wire transfer or check, shares of our common stock that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable or any combination of the foregoing.

Plan Amendment and Termination. Our board of directors may amend or terminate the 2024 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2024 Plan, may materially and adversely affect an award outstanding under the 2024 Plan without the consent of the affected participant, and stockholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. Further, the plan administrator may, without the approval of our stockholders, amend any outstanding stock option (including stock options granted under the Prior Plan) or SAR to reduce its price per share. The 2024 Plan will remain in effect until the tenth anniversary of its effective date, unless earlier terminated by our board of directors. No awards may be granted under the 2024 Plan after its termination.

Prior Plan

We maintain the Prior Plan pursuant to which our employees, directors and consultants, and the employees, directors and consultants of our affiliates, are eligible to receive Class A-2 Units or Class B Units in the Partnership or options to purchase shares of common stock of the Company. The purpose of the Prior Plan is to further our growth and success by enabling our employees, directors and consultants, and the employees, directors and consultants of our affiliates, to acquire an equity interest in us, thereby increasing their personal interest in our growth and success and incentivizing outstanding service. The Prior Plan is administered by the board of directors or managers, or a committee thereof, of the Partnership or the Company, as applicable. Class B Units are granted under the Prior Plan with a benchmark amount intended for the Class B Units to qualify as profits interests for U.S. federal income tax purposes. Following the completion of this offering, no new awards will be issued under the Prior Plan.

2024 Employee Stock Purchase Plan

Effective the day prior to the first public trading date of our common stock, we intend to adopt and ask our stockholders to approve the ESPP, the material terms of which are summarized below.

The ESPP is comprised of two distinct components in order to provide increased flexibility to grant options to purchase shares under the ESPP to U.S. and to non-U.S. employees. Specifically, the ESPP authorizes (1) the grant of options to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code, (the “Section 423 Component”), and (2) the grant of options that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees located outside of the U.S. who do not benefit from favorable U.S. federal tax treatment and to provide flexibility to comply with non-U.S. law and other considerations (the “Non-Section 423 Component”). Where permitted under local law and custom, we expect that the Non-Section 423 Component will generally be operated and administered on terms and conditions similar to the Section 423 Component.

Shares Available for Awards; Administration

A total of     shares of our common stock will initially be reserved for issuance under the ESPP, all of which can be granted under the Section 423 Component. Our board of directors or a committee of our board of directors will administer and will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of the ESPP.

Eligibility

The ESPP administrator may designate certain of our subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. Employees of us and our designated subsidiaries are eligible to participate in the ESPP if they meet the eligibility requirements under the ESPP established from time to time by the ESPP administrator. Unless otherwise determined by the ESPP administrator, our employees are eligible to participate in the ESPP if they are customarily employed by us or a designated subsidiary for more than 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under the ESPP if such employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of common stock or other class of stock.

Grant of Rights

Shares will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in the offering period. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.

The ESPP permits participants to purchase common stock through payroll deductions of up to a specified percentage of their eligible compensation. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period. In addition, no employee will be permitted to accrue the right to purchase stock under the Section 423 Component at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period). In non-U.S. jurisdictions where participation in the ESPP through payroll deductions is prohibited, the ESPP administrator may provide that an eligible employee may elect to participate through contributions to the participant’s account under the ESPP in a form acceptable to the ESPP administrator in lieu of or in addition to payroll deductions.

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will expire at the end of the applicable offering period and will be exercised at that time to the extent of the payroll deductions accumulated during the offering period. The purchase price of the shares, in the absence of a contrary designation, will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the purchase date. Participants may voluntarily end their participation in the ESPP at any time during a specified period prior to the end of the applicable offering period and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation in the ESPP ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the ESPP other than by will or the laws of descent and distribution, and such rights are generally exercisable only by the participant.

Certain Transactions

In the event of certain non-reciprocal transactions or events affecting our common stock, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In the event of certain unusual or non-recurring events or transactions, including a change in control, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.

Plan Amendment

The plan administrator may amend, suspend, or terminate the ESPP at any time. However, stockholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP or changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP.

Appendix I: Reference Group

3M Company

ADB Safegate Americas LLC

Adient

Aimia US LLC

Air New Zealand

American Axle & Manufacturing

American Hydro Corp.

Ampleon BV

Amsted Industries, Inc.

Amtech Systems

Apple

Atmos Energy

Autoliv

AVX Corporation

Ball Corporation—Ball

Aerospace Corporation

Bendix

Bendix Commercial Vehicle Systems

BENTELER International AG

BICS

Bluecrux

BMT—Aerospace

BMT—VCST

BMW Manufacturing

Boeing Aerospace Operations

Bourns

Brake Parts, Inc.

BW Papersystems

Caterpillar

CenterPoint Energy

Chesapeake Utilities

Continental Automotive Systems

CPM Holdings, Inc

Croud

CSW Industrials

Daimler

Danfoss SiliconPower

Danfoss US

De Nora Tech LLC

Deere & Company

Dominion Resources—Power Generation

Domo

Dräxlmaier Group

Eaton

EDP RENEWABLES

Elliott Company

EnerSys Inc.

Engie Corporate

Engie North America

FedEx Corporation

Ficosa North America

Flowserve Corporation

Fluidra

Fortis Inc.

Fortune Brands Home & Security

Franklin Electric Company, Inc.

Future Pipe

General Electric Company

Gentherm

GEOST, LLC

GRAMMER Inc.

Groupe PSA

Hager Electro

Halliburton

Hamamatsu

Hankook Tire Technical Center

Home Telecom

Inalfa Roof Systems

Iterable

J. Wagner GmbH

John Cockerill

Kadant Johnson

Kognitiv (US) Corporation

Komatsu Mining Corp. Group

Kongsberg Maritime

KraussMaffei Corporation

KraussMaffei Technologies

Linde plc

Living Water International

LS Power Development LLC

Mahle

Maschinenfabrik Reinhausen GmbH

McLaren Automotive

Melexis

Metropolitan Utilities District

Mission Solar Energy LLC

Mitsubishi Chemical—Cleanpart

Moog

MSC Industrial Direct

Mycronic AB

Nemak

New Hampshire Electric Cooperative

Nitto Americas Inc.—Nitto Automotive Inc.

Nitto Americas Inc.—Nitto, Inc.

NKT Photonics

OCI Enterprises Inc.

Octo Telematics

Omega

Orbia Advance Corporation S.A.B. de C.V.

ORTEC International USA

Outokumpu Stainless

Panduit

PC Connection, Inc.

Plastic Omnium

Powersouth Energy Cooperative

Prysmian North America

Qatar Airways

Radiall USA, Inc.

Rain Carbon Inc.

Raytheon Technologies

Rheinmetall

Rocore Holdings Inc.

Rolls-Royce Holdings

RWE Renewables Americas, LLC

Saudi Arabian Airlines

Schweitzer Engineering Laboratories

ScioTeq bv

Showa Denko Carbon

Siemens Corporation

Smart Button Associates LLC

Smartsheet Inc.

Southwest Gas

Spectris Plc

Subaru of Indiana Automotive Inc

Sunflower Electric

Targray

TBC Corporation

Tech Data Corporation

Tennant Company

The Boeing Company

ThyssenKrupp

TI Fluid Systems

Tieto Oyj

TMD Inc. Toledo

Toyota Motor Engineering & Manufacturing North America

Transas America

Trinity Industries

Turntide Technologies

Unisys

United Airlines

US Ecology, Inc.

Vernay Laboratories

Versant Power

Vertiv Corporation

Vistra Energy

Wartsila North America

WEG Group—Electric Machinery Company LLC

Wika Instrument Corporation

Wilo

XP Power

Yachiyo of America—YOA

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of     , 2024, on a pro forma basis to give effect to the Restructuring Transactions and on a pro forma as adjusted basis to further reflect the sale of the shares of common stock offered in this offering for:

•	each person or entity who is known by us to beneficially own more than 5% of our common stock;

•	each of our directors, director nominees and named executive officers, individually; and

•	all of our directors, director nominees and executive officers as a group.

Information with respect to beneficial ownership has been furnished to us by each director, executive officer or stockholder listed in the table below, as the case may be. The amounts and percentages of our common stock beneficially owned are reported on the basis of rules of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after    , 2024, including any shares of our common stock subject to an option that has vested or will vest within 60 days after    , 2024. More than one person may be deemed to be a beneficial owner of the same securities.

The number of shares of our common stock set forth below assumes the completion of the Restructuring Transactions. The number of shares and percentages of beneficial ownership prior to this offering set forth below are based on     shares of common stock outstanding as of    , 2024 on a pro forma basis to give effect to the Restructuring Transactions. The number of shares and percentages of beneficial ownership after this offering set forth below are based on    shares of common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares), or    shares of common stock outstanding (assuming full exercise of the underwriters’ option to purchase additional shares), in each case, after giving effect to the sale by us of the shares of common stock offered hereby.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, the address for each person or entity listed below is c/o StandardAero, Inc., 6710 North Scottsdale Road, Suite 250, Scottsdale, AZ 85253.

Name of Beneficial Owner	Pro Forma Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned Before this Offering	Percentage of Shares Beneficially Owned After this Offering	Percentage of Shares Beneficially Owned After this Offering Assuming Full Exercise of Underwriters’ Option
5% Stockholders
Investment funds affiliated with The Carlyle Group(1)
GIC(2)
Directors, Director Nominees and Named Executive Officers
Russell Ford
Daniel Satterfield
Michael Scott
Kerry O’Sullivan
Kimberly Ashmun
Lewis Prebble
Paul McElhinney
Douglas V. Brandely
Ian Fujiyama
Stefan Weingartner
Andrea Fischer Newman
Peter J. Clare Wendy M. Masiello
All executive officers, directors and director nominees as a group (16 persons)

*	Represents beneficial ownership of less than 1% of our outstanding common stock.
(1)

Carlyle Partners VII S1 Holdings II, L.P. (“Carlyle Partners VII”) is the record holder of these securities. The Carlyle Group Inc., which is a publicly traded entity listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the general partner of TC Group Sub L.P., which is the managing member of TC Group VII S1, L.L.C., which is the general partner of TC Group VII S1, L.P., which is the general partner of Carlyle Partners VII. Accordingly, each of the foregoing entities (collectively, the “Carlyle Parties”) may be deemed to share beneficial ownership of the securities held of record by Carlyle Partners VII. Voting and investment determinations with respect to the shares held by Carlyle Partners VII are made by an investment committee of TC Group VII S1, L.P., comprised of William Conway, Jr., Daniel D’Aniello, David Rubenstein, Allan Holt, Sandra Horbach, Brian Bernasek, James Burr, Ian Fujiyama, Patrick McCarter, William McMullan, Martin Sumner, Stephen Wise, Anna Tye, Jeremy Anderson and Marco De Benedetti as a non-voting observer. Accordingly, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities held of record by Carlyle Partners VII. Each of them disclaims beneficial ownership of such securities. The address for each of the Carlyle Parties is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Suite 220 South, Washington, D.C. 20004.

(2)

The shares are held of record by Hux Investment Pte Ltd (the “GIC Investor”). The GIC Investor shares the power to vote and the power to dispose of these shares with GIC Special Investments Pte. Ltd. (“GIC SI”) and GIC Private Limited (“GIC”), both of which are private limited companies incorporated in Singapore. GIC SI is wholly owned by GIC and is the private equity investment arm of GIC. GIC is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The Government of Singapore disclaims beneficial ownership of these shares. The business address for the GIC Investor is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Policy Regarding Related Party Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests (or the perception thereof). In connection with this offering, our board of directors intends to adopt a written Related Person Transaction Policy and Procedures, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we (including any of our subsidiaries) are, were or will be a participant and a related person has, had or will have a direct or indirect material interest.

Under the policy, the Company’s legal team is primarily responsible for developing and implementing processes and procedures to obtain information regarding related persons with respect to potential related person transactions and then determining, based on the facts and circumstances, whether such potential related person transactions do, in fact, constitute related person transactions requiring compliance with the policy. If the Company’s legal team determines that a transaction or relationship is a related person transaction requiring compliance with the policy, our general counsel (or his or her designee) is required to present to the audit committee of the board of directors all relevant facts and circumstances relating to the related person transaction. The audit committee must review the relevant facts and circumstances of each related person transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party, whether the transaction is inconsistent with the interests of the Company and its stockholders and the extent of the related person’s interest in the transaction, taking into account the conflicts of interest and corporate opportunity provisions of our code of business conduct and ethics, and either approve or disapprove the related person transaction. If advance audit committee approval of a related person transaction requiring the audit committee’s approval is not feasible, then the transaction may be preliminarily entered into by management upon prior approval of the transaction by the chairperson of the audit committee, subject to ratification of the transaction by the audit committee at the audit committee’s next regularly scheduled meeting; provided, that if ratification is not forthcoming, management will make all reasonable efforts to cancel or annul the transaction. If a transaction was not initially recognized as a related person transaction, then upon such recognition the transaction will be presented to the audit committee for ratification at the audit committee’s next regularly scheduled meeting; provided, that if ratification is not forthcoming, management will make all reasonable efforts to cancel or annul the transaction. Management will update the audit committee as to any material changes to any approved or ratified related person transaction and will provide a status report at least annually of all then current related person transactions. No director may participate in approval of a related person transaction for which he or she is a related person.

Related Party Transactions

The following is a description of transactions to which we were a party since January 1, 2021 in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Consulting Services Agreements

In connection with the Acquisition, on April 4, 2019, Dynasty Acquisition entered into a consulting services agreement (the “Carlyle Services Agreement”) with Carlyle Investment Management L.L.C. (“CIM”), pursuant to which Dynasty Acquisition paid CIM a one-time fee of approximately $24.5 million for strategic advisory and consulting services provided to Dynasty Acquisition in connection with the Acquisition. Pursuant to the Carlyle Services Agreement, and subject to certain conditions, Dynasty Acquisition also pays to CIM an annual fee of approximately $2.4 million, payable in quarterly installments in advance, for the advisory, consulting and other services provided by CIM pursuant to the Carlyle Services Agreement. Dynasty Acquisition also reimburses CIM’s reasonable out-of-pocket expenses incurred in connection with services provided pursuant to the Carlyle Services Agreement, and Dynasty Acquisition may pay CIM additional fees associated with other future transactions or in consideration of any additional services provided under the Carlyle Services Agreement. The Carlyle Services Agreement will continue in full force and effect for so long as (i) CIM and its Affiliates (as defined in the Carlyle Services Agreement) collectively and beneficially own, directly or indirectly, at least 10% of the outstanding voting securities of Dynasty Acquisition or its parent entity or successor and (ii) an officer, director, employee, associate, or representative of CIM or any of its Affiliates serves as a member of the board of directors or similar governing body of Dynasty Acquisition or its successor or any parent entity or its successor, provided that the Carlyle Services Agreement may be terminated at any time by written notice to Dynasty Acquisition from CIM. For the years ended December 31, 2023, 2022 and 2021, we paid CIM approximately $2.4 million each year pursuant to the Carlyle Services Agreement. For the six months ended June 30, 2024 we paid CIM approximately $1.2 million pursuant to the Carlyle Services Agreement

In connection with the Acquisition, on April 4, 2019, Dynasty Acquisition entered into a consulting service agreement (the “Beamer Services Agreement”) with Beamer Investment Inc., an affiliate of GIC, pursuant to which Dynasty Acquisition paid Beamer Investment Inc. a one-time fee of approximately $5.5 million for strategic advisory and consulting, services provided to Dynasty Acquisition in connection with the Acquisition. Pursuant to the Beamer Services Agreement, and subject to certain conditions, Dynasty Acquisition also pays to Beamer Investment Inc. an annual fee of approximately $0.6 million, payable in quarterly instalments in advance, for the advisory, consulting and other services provided by Beamer Investment Inc. pursuant to the Beamer Services Agreement. Dynasty Acquisition also reimburses Beamer Investment Inc.’s reasonable out-of-pocket expenses incurred in connection with services provided pursuant to the Beamer Services Agreement, and Dynasty Acquisition may pay Beamer Investment Inc. additional fees associated with other future transactions or in consideration of any additional services provided under the Beamer Services Agreement. The Beamer Services Agreement will continue in full force and effect for so long as (i) Beamer Investment Inc. and its Affiliates (as defined in the Beamer Services Agreement) collectively and beneficially own, directly or indirectly, voting securities of Dynasty Acquisition, its successor, any parent entity of Dynasty Acquisition or such successor equal to at least fifty percent (50%) of the voting securities of Dynasty Acquisition that Beamer Investment Inc. and its Affiliates owned on the date of the Beamer Services Agreement, provided that the Beamer Services Agreement may be terminated at any time by written notice to Dynasty Acquisition from Beamer Investment Inc. For the years ended December 31, 2023, 2022 and 2021, we paid Beamer Investment Inc. approximately $0.6 million each year pursuant to the Beamer Services Agreement. For the six months ended June 30, 2024 we paid Beamer Investment Inc. approximately $0.3 million pursuant to the Beamer Services Agreement.

Transactions with Carlyle

As consideration for the services provided by Carlyle in connection with the placement of commitments with respect to the 2021 Term Loan Facility, we incurred a placement fee of approximately $1.4 million for the year ended December 31, 2021. As consideration for the services provided by Carlyle as a lead arranger in connection with the 2023 Term Loan Facilities, we incurred arrangement fees of approximately $1.2 million for the year ended December 31, 2023. As consideration for the services provided by Carlyle as a lead arranger in connection with the 2024 Term Loan Facilities, during the six months ended June 30, 2024, we incurred arrangement fees of approximately $1.2 million.

Transactions with Portfolio Companies of Funds Affiliated with Carlyle

Sequa Corporation, through its subsidiary Chromalloy Gas Turbine LLC (“Chromalloy”), a former portfolio company of a fund affiliated with Carlyle that was sold by Carlyle in November 2022, provides us with services for component repair capabilities not performed by us and procures component repair services from us. For the years ended December 31, 2022 and 2021, we paid Chromalloy and its subsidiaries $2.7 million and $2.4 million, respectively, and generated revenue from them of $2.1 million and $1.5 million, respectively.

CFGI, a portfolio company of a fund affiliated with Carlyle, provides consulting services to us in connection with the consummation of this offering. During the six months ended June 30, 2024, we incurred consulting fees to CFGI of approximately $2.3 million.

Partnership Agreement and Stockholders Agreement

In connection with the Acquisition, on April 4, 2019, Dynasty Parent Holdings, L.P. entered into an Amended and Restated Limited Partnership Agreement (the “Partnership Agreement”) by and among Dynasty General Partner, LLC, as general partner, Carlyle Partners VII, the GIC Investor and other limited partners included therein. The Partnership Agreement contains agreements with respect to, among other things, the election of directors, participation rights in equity and debt offerings, rights and restrictions relating to the issuance or transfer of units, including tag-along rights and drag-along rights, registration rights, preemptive rights, repurchase rights, information rights, indemnification rights, expense reimbursement and corporate governance provisions. The Partnership Agreement sets forth, among other things, the class and type of units held by each unitholder and the respective rights of each unitholder to receive distributions of cash or other property of Dynasty Parent Holdings, L.P.

In connection with this offering, we expect to terminate the Partnership Agreement and enter into the Stockholders Agreement with Carlyle Partners VII, the GIC Investor and certain of our other existing stockholders who are currently party to the Partnership Agreement. Pursuant to the Stockholders Agreement, we expect our board of directors will initially consist of nine directors (including one vacancy), with Carlyle having the right to designate eight of the nine directors. The number of directors that Carlyle is entitled to designate is subject to maintaining certain ownership thresholds. If Carlyle loses its right to designate any directors pursuant to the terms of the Stockholders Agreement, these positions will be filled by our stockholders in accordance with our amended and restated certificate of incorporation. See “Description of Capital Stock” for more information regarding our amended and restated certificate of incorporation.

The Stockholders Agreement will also include provisions pursuant to which we grant Carlyle and the GIC Investor (or, in each case, a permitted transferee or affiliate) the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our shares of common stock held by Carlyle and the GIC Investor (or, in each case, such permitted transferee or affiliate). The Stockholders Agreement will also include provisions pursuant to which we grant Carlyle, the GIC Investor and certain of our other existing stockholders who are currently party to the Partnership Agreement the right to piggyback on registration statements in certain circumstances. These shares of common stock will represent approximately     % of our shares of common stock after this offering, or approximately     % if the underwriters exercise their option to purchase additional shares of common stock in full. These shares of common stock also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares of common stock held by persons deemed to be our affiliates. The Stockholders Agreement will also require us to indemnify such stockholders in connection with any registrations of our securities and will include provisions relating to, among other things, information rights, expense reimbursement and corporate governance provisions.

Indemnification of Directors and Officers; Directors’ and Officers’ Insurance

Prior to the closing of this offering, we expect to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors” for additional information. We will also purchase and maintain insurance on behalf of any person who is or was an officer or director of the Company in such person’s official capacity against any liability asserted against and incurred by such person in or arising from that capacity.

There is no pending litigation or proceeding naming any of our directors or officers for which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or executive officer.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Employment Agreements

From time to time, we may also enter into other employment or compensation arrangements with senior management or other key employees.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws, which will be in effect upon consummation of this offering and the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

Our authorized capital stock following this offering will consist of    shares of common stock, par value $0.01 per share, and    shares of preferred stock, par value $0.01 per share. Unless the board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws.

Common Stock

Our amended and restated certificate of incorporation authorizes a total of     shares of common stock. Upon the consummation of this offering, we expect that     shares of common stock, or     shares of common stock if the underwriters exercise their option to purchase additional shares from us in full, will be issued and outstanding.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment in full of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There will be no sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes a total of     shares of preferred stock. Upon the closing of this offering, we will have no shares of preferred stock issued or outstanding.

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Stockholders Agreement

In connection with this offering, we expect to enter into the Stockholders Agreement pursuant to which Carlyle will have specified board representation rights, governance rights and other rights. See “Management—Composition of the Board of Directors Following this Offering” and “Certain Relationships and Related Party Transactions—Partnership Agreement and Stockholders Agreement.”

Registration Rights

Upon the closing of this offering, the holders of    shares of our common stock, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement. See “Certain Relationships and Related Party Transactions—Partnership Agreement and Stockholders Agreement.”

Exclusive Forum

Our amended and restated certificate of incorporation and our amended and restated bylaws will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware (or the federal district court for the District of Delaware or other state courts of the State of Delaware if the Court of Chancery in the State of Delaware does not have jurisdiction). Our amended and restated certificate of incorporation and amended and restated bylaws will also require that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Although we believe these provisions will benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. These provisions would not apply to any suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of Carlyle or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Carlyle or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Prior to the closing of this offering, we expect to enter into indemnification agreements with each of our executive officers and directors. See “Certain Relationships and Related Party Transaction—Indemnification of Directors and Officers; Directors’ and Officers’ Insurance.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes, with the classes as nearly equal in number as possible and, following the expiration of specified initial terms for each class, each class serving three-year staggered terms. As a result, approximately one-third of our directors are expected to be elected each year. Pursuant to the terms of the Stockholders Agreement, directors designated by Carlyle may be removed with or without cause only by the request of Carlyle. In all other cases, our amended and restated certificate of incorporation provides that directors may only be removed from our board of directors for cause by the affirmative vote of at least two-thirds of the voting power of the then outstanding shares of voting stock, following such time as when Carlyle ceases to beneficially own at least 40% of the voting power of our common stock. Prior to that time, any individual director may be removed with or without cause by the affirmative vote of a majority of the confirmed voting power of our common stock. See “Management—Composition of the Board of Directors Following this Offering.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Special Stockholder Meetings

Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairperson of the board of directors; provided, however, at any time when Carlyle beneficially owns at least 40% in voting power of our common stock entitled to vote generally in the election of directors, special meetings of our stockholders may also be called by the board of directors or the chairperson of the board of directors at the request of Carlyle. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or our management.

Requirements for Advance Notification of Stockholder Meetings, Director Nominations and Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be properly brought before a meeting of our stockholders, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws will allow the board of directors and the chairperson of a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also deter, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will prohibit stockholder action by written consent (and, thus, will require that all stockholder actions be taken at a meeting of our stockholders) if Carlyle ceases to own at least 40% of the voting power of our common stock entitled to vote generally in the election of directors, other than certain rights that holders of our preferred stock may have to act by written consent.

Approval for Amendment of Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the board of directors is expressly authorized to adopt, amend, alter or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with Delaware law or our amended and restated certificate of incorporation. In addition, for as long as Carlyle beneficially owns at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, any adoption, amendment, alteration or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting of stockholders and entitled to vote on such adoption, amendment, alteration or repeal. At any time when Carlyle beneficially owns less than 40% in voting power of all outstanding shares of the stock of our company entitled to vote generally in the election of directors, any adoption, amendment, alteration or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of voting stock entitled to vote generally in the election of directors, voting together as a single class.

The DGCL provides generally that the affirmative vote of holders of a majority in voting power of outstanding shares entitled to vote on the matter, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation will provide at any time when Carlyle beneficially owns less than 40% of the voting power of our common stock entitled to vote generally in the election of directors, then, in addition to any vote required by applicable law or our amended and restated certificate of incorporation, any amendment, alteration, repeal or rescission of certain provisions of our amended and restated certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting, shall require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of voting stock of our company entitled to vote thereon, voting together as a single class.

Business Combinations

We will opt out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares;

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder; or

•

the stockholder became an interested stockholder inadvertently and (i) as soon as practicable divested itself of sufficient ownership to cease to be an interested stockholder and (ii) had not been an interested stockholder but for the inadvertent acquisition of ownership within three years of the business combination.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with our company for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation will provide that Carlyle, and any of its direct or indirect transferees and any group as to which such persons or entities are a party, does not constitute an “interested stockholder” for purposes of this provision.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company N.A.

Stock Exchange Listing

We intend to apply to list our common stock on the NYSE under the symbol “SARO.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Following is a description of our existing indebtedness. The following summary of certain provisions of these agreements that govern certain of our existing indebtedness does not purport to be complete and may not contain all of the information that is important to you, and is subject to, and qualified in its entirety by reference to, all of the provisions of the corresponding agreements.

Senior Secured Credit Facilities

In connection with the Acquisition, we entered into our senior secured credit facilities (the “Senior Secured Credit Facilities”), which consist of the Credit Facilities and the ABL Credit Facility (each as defined below).

(i) Credit Facilities

We entered into the Credit Agreement on April 4, 2019, with a group of lenders led by Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent. As of June 30, 2024, our Credit Agreement provides for (i) a senior secured dollar term loan B facility in an original aggregate principal amount of approximately $1,988.5 million (the “2024 Term Loan B-1 Facility”), (ii) a senior secured dollar term loan B facility in an original aggregate principal amount of approximately $766.7 million (the “2024 Term Loan B-2 Facility” and, together with the 2024 Term Loan B-1 Facility, the “2024 Term Loan Facilities”) and (iii) a senior secured multicurrency revolving credit facility in an aggregate principal amount of up to $150.0 million (of which up to $75.0 million is available for the issuance of letters of credit) (the “2023 Revolving Credit Facility” and, together with the 2024 Term Loan Facilities, the “Credit Facilities”).

On April 4, 2019, we entered into (i) a senior secured dollar term loan B facility due April 4, 2026, in an original aggregate principal amount of $1,395.0 million (the “2019 Term Loan B-1 Facility”), (ii) a senior secured dollar term loan B facility due April 4, 2026, in an original aggregate principal amount of $750.0 million (the “2019 Term Loan B-2 Facility” and, together with the 2019 Term Loan B-1 Facility, the “2019 Term Loan Facilities”) and (iii) a senior secured multicurrency revolving credit facility due April 4, 2024, in an aggregate principal amount of up to $150.0 million (the “2019 Revolving Credit Facility”). The 2019 Term Loan Facilities were used to finance, in part, the Acquisition and to pay fees and expenses related thereto.

On February 12, 2020, we (i) incurred an additional $200.0 million of senior secured dollar term loans under the 2019 Term Loan Facilities due April 4, 2026 and (ii) amended and repriced each of our 2019 Term Loan Facilities.

On July 1, 2021, we entered into a senior secured dollar term loan B facility due April 4, 2026, in an original aggregate principal amount of $275.0 million (the “2021 Term Loan Facility”) to fund, in part, an acquisition made by Dynasty Acquisition.

On May 1, 2023, we amended, refinanced and extended the maturity of our 2019 Revolving Credit Facility due April 4, 2024, to January 2, 2026.

On August 24, 2023, we amended, refinanced and extended the maturity of (i) each of our 2019 Term Loan B-1 Facility and 2021 Term Loan Facility due April 4, 2026 with a senior secured dollar term loan B facility due August 24, 2028, in an original aggregate principal amount of $1,802.5 million (the “2023 Term Loan B-1 Facility”), (ii) our 2019 Term Loan B-2 Facility due April 4, 2026 with a senior secured dollar term loan B facility due August 24, 2028, in an original aggregate principal amount of $772.5 million (the “2023 Term Loan B-2 Facility” and, together with the 2023 Term Loan B-1 Facility, the “2023 Term Loan Facilities”) and (iii) our 2019 Revolving Credit Facility due January 2, 2026 with the 2023 Revolving Credit Facility.

On March 25, 2024, we amended and refinanced (i) our 2023 Term Loan B-1 Facility due August 24, 2028 with the 2024 Term Loan B-1 Facility and (ii) our 2023 Term Loan B-2 Facility due August 24, 2028 with the 2024 Term Loan B-2 Facility.

On September 6, 2024, we incurred (i) approximately $144.3 million in additional principal amount of senior secured dollar term loans under the 2024 Term Loan B-1 Facility and (ii) approximately $55.7 million in additional principal amount of senior secured dollar term loans under the 2024 Term Loan B-2 Facility.

The 2024 Term Loan B-1 Facility was incurred by Dynasty Acquisition, and the 2024 Term Loan B-2 Facility was incurred by Standard Aero Limited Standaero Limitee (as successor in interest to 1199169 B.C. Unlimited Liability Company), a British Columbia limited company and wholly-owned indirect subsidiary of Dynasty Acquisition (the “Canadian Borrower” and, together with Dynasty Acquisition, the “Borrowers”). The 2024 Term Loan Facilities mature on August 24, 2028. The 2023 Revolving Credit Facility matures on the earlier of (a) May 1, 2028 and (b) a springing maturity date that is 91 days prior to the maturity date applicable to any term loan under the Credit Agreement, unsecured indebtedness or other indebtedness having an aggregate outstanding principal amount of at least $150.0 million.

We may use borrowings under our 2023 Revolving Credit Facility to fund working capital, for other general corporate purposes, including permitted acquisitions and other investments, and for any other purpose not prohibited by the Credit Agreement. Our ability to draw under our 2023 Revolving Credit Facility or issue letters of credit thereunder is conditioned upon, among other things, delivery of required notices, accuracy of the representations and warranties contained in the Credit Agreement, and the absence of any default or event of default under our Credit Facilities, subject to certain exceptions.

(A) Interest Rate and Fees

Borrowings under the Credit Facilities bear interest at a floating rate per annum which can be, at our option:

(a)	a Term SOFR-based rate for U.S. Dollar-denominated loans under the Credit Facilities (subject to a 0.00% floor), plus an applicable margin ranging from 3.50% to 3.125%;

(b)	a EURIBOR-based rate for Euro-denominated loans under the 2023 Revolving Credit Facility (subject to a 0.00% floor), plus an applicable margin ranging from 3.50% to 3.125%;

(c)

a Term CORRA-based rate for Canadian Dollar-denominated loans under the 2023 Revolving Credit Facility (subject to a 0.00% floor), plus a credit spread adjustment ranging from 0.29547% to 0.32138% (and subject to a 0.00% floor), plus an applicable margin ranging from 3.50% to 3.125%;;

(d)	a SONIA-based rate Pounds Sterling-denominated loans under the 2023 Revolving Credit Facility (subject to a 0.00% floor), plus an applicable margin ranging from 3.50% to 3.125%; and

(e)

a base rate for U.S. Dollar-denominated loans under the Credit Facilities equal to the sum of (i) the highest of (A) the Federal Funds Rate, plus 0.50%, (B) the U.S. “prime rate”, (C) an Term SOFR-based rate for an interest period of one month, plus 1.00% and (D) 1.00%, plus (ii) an applicable margin from 2.50% to 2.125%.

The applicable margin for the 2023 Revolving Credit Facility is subject to adjustment based on our consolidated first lien net leverage ratio, with one 12.5 basis point ratio-based step down and one 25 basis point ratio-based step down.

In addition, the Credit Agreement provides for a quarterly fee on the daily unused portion of the 2023 Revolving Credit Facility at a rate per annum that is subject to adjustment based on our consolidated first lien net leverage ratio, with one 12.5 basis point ratio-based step down, and certain other customary fees.

(B) Amortization and Prepayments

The 2024 Term Loan Facilities are repayable in quarterly installments in an amount equal to approximately 0.25% of the principal amount (outstanding as of September 6, 2024) of the applicable 2024 Term Loan Facility, with the balance payable on the maturity date thereof. Amounts borrowed under the 2023 Revolving Credit

Facility may be repaid and reborrowed from time to time. The 2023 Revolving Credit Facility does not amortize, and the entire outstanding principal amount (if any) of the 2023 Revolving Credit Facility is due and payable on the maturity date thereof.

The Credit Agreement contains customary mandatory prepayment provisions.

(C) Financial and Restrictive Covenants

The Credit Agreement contains a number of customary negative covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions these covenants place on us include limitations on our ability to:

•	merge or consolidate with other companies;

•	incur additional indebtedness;

•	grant or incur liens or security interests on assets;

•	make acquisitions, loans, advances, or investments;

•	pay dividends;

•	sell or otherwise transfer assets;

•	optionally prepay or modify terms of junior lien or payment subordinated indebtedness;

•	enter into certain restrictive agreements; or

•	change our fiscal year.

The 2023 Revolving Credit Facility has a springing financial covenant, which requires us to maintain a maximum first lien net leverage ratio, to be tested quarterly at the end of any fiscal quarter when more than 35% of the 2023 Revolving Credit Facility (excluding, among other things, all letters of credit incurred under the 2023 Revolving Credit Facility (whether or not cash collateralized)) is utilized at such date. As of June 30, 2024, Dynasty Acquisition was not required to maintain this ratio under the Credit Agreement. In addition, our Credit Agreement contains a negative covenant restricting certain activities of Holdings.

The Credit Agreement contains customary representations and warranties and customary affirmative covenants, including, but not limited to, delivery of financial and other information to the administrative agent, notice to the administrative agent upon the occurrence of certain material events, annual lender calls (upon request), payment of material taxes and other claims, preservation of existence, maintenance of properties and insurance, compliance with applicable laws and regulations, maintenance of books and records, access to properties and records for inspection by the administrative agent, compliance with environmental laws and regulations, further assurances and provision of additional collateral and guarantees, commercially reasonable efforts to maintain certain ratings, and requirements with respect to changes to our material lines of business and transactions with affiliates.

(D) Events of Default

The Credit Agreement contains customary events of default, subject to certain grace periods and materiality thresholds, including, among other things, failure to make payments when due, noncompliance with covenants, representations and warranties being incorrect or misleading in any material respect when made, defaults under certain other indebtedness, bankruptcy or certain insolvency events, material judgments, invalidity of certain loan documentation, and a “change of control” (as defined in the Credit Agreement).

(ii) ABL Credit Facility

We entered into the ABL Credit Agreement on April 4, 2019, with a group of lenders led by Royal Bank of Canada, as administrative agent and collateral agent. As of June 30, 2024, the ABL Credit Agreement provides for senior secured asset based multicurrency revolving credit facilities in an aggregate principal amount of up to $400.0 million (of which up to $75.0 million is available for letters of credit) (the “ABL Credit Facility”), with (i) an aggregate principal amount of up to $240.0 million available to be borrowed by Dynasty Acquisition in U.S. Dollars or certain alternative currencies (the “U.S. Commitment”) and (ii) an aggregate principal amount of up to $160.0 million available to be borrowed by the Canadian Borrower in U.S. Dollars or Canadian Dollars (the “Canadian Commitment”), in each case, subject to (a) borrowing base availability under the applicable commitment, (b) reallocation of such amounts between jurisdictions in accordance with the terms of the ABL Credit Agreement and (c) certain sublimits for alternative currencies.

On April 4, 2019, we entered into our ABL Credit Facility due April 4, 2024, in an original aggregate principal amount of up to $300.0 million, with (i) an aggregate principal amount of up to $100.0 million available to be borrowed by Dynasty Acquisition under the U.S. Commitment and (ii) an aggregate principal amount of up to $200.0 million available to be borrowed by the Canadian Borrower under the Canadian Commitment.

On January 10, 2020, we increased the aggregate amount of the U.S. Commitment under our ABL Credit Facility to $200.0 million.

On May 1, 2023, (i) we amended, repriced and extended the maturity of our ABL Credit Facility and (ii) subsequently reallocated $40.0 million of the Canadian Commitment thereunder to the U.S. Commitment, increasing the U.S. Commitment to $240.0 million and reducing the Canadian Commitment to $160.0 million. The extended ABL Credit Facility matures on the earlier of (a) May 1, 2028, (b) a springing maturity date that is 91 days prior to the maturity date applicable to any term loan under the Credit Agreement, unsecured indebtedness or other indebtedness having an aggregate outstanding principal amount of at least $150.0 million and (c) the maturity date of our 2023 Revolving Credit Facility (if excess availability under the ABL Credit Facility during the 91-day period prior to the maturity date of the 2023 Revolving Credit Facility is (1) less than the aggregate amount required to repay the 2023 Revolving Credit Facility in full or (2) insufficient to satisfy certain “payment conditions” under our ABL Credit Agreement).

On May 28, 2024, we amended the ABL Credit Facility to replace CDOR as a reference rate for Canadian dollar-denominated loans under the Canadian Commitment, with a Term CORRA-based rate.

We may use borrowings under our ABL Credit Facility to fund working capital, for other general corporate purposes, including permitted acquisitions and other investments, and for any other purpose not prohibited by the ABL Credit Agreement. Our ability to draw under our ABL Credit Facility or issue letters of credit thereunder is conditioned upon, among other things, borrowing base availability under the applicable commitment, delivery of required notices, accuracy of the representations and warranties contained in the ABL Credit Agreement and the absence of any default or event of default under our ABL Credit Facility, subject to certain exceptions.

The ABL Credit Facility is subject to a borrowing base which consists of a U.S. borrowing base and a Canadian borrowing base. The U.S. borrowing base limits the maximum amount that may be borrowed under the U.S. Commitment at any time and is calculated on the basis of Dynasty Acquisition and the other U.S. Loan Parties (as defined below). The Canadian borrowing base limits the maximum amount that may be borrowed under the Canadian Commitment at any time and is calculated on the basis of the Canadian Borrower and the other Canadian Loan Parties (as defined below). The U.S. and Canadian borrowing bases include components based on (i) the sum of (a) 85% of non-investment grade eligible accounts receivable, plus (b) 90% of investment grade eligible accounts receivable, plus (c) 85% of the net orderly liquidation value of eligible parts inventory, plus (d) 85% of the net orderly liquidation value of eligible rental engines, plus (e) 85% of the net orderly liquidation value of eligible work in progress inventory, plus (f) 100% of eligible unrestricted cash and cash equivalents (which, with respect to cash, shall be subject to the “control” of the administrative agent or held with one of our lenders under the ABL Credit Facility), in each case, of the applicable Loan Parties (as defined below), subject to customary applicable reserves, limitations and eligibility criteria.

(A) Interest Rate and Fees

Borrowings under the ABL Credit Facility bear interest at a floating rate per annum which can be, at our option:

(a)

a Term SOFR-based rate for U.S. Dollar-denominated loans under the U.S. Commitment or the Canadian Commitment, plus a credit spread adjustment of 0.10% (and subject to a 0.00% floor), plus an applicable margin ranging from 2.00% to 1.50%;;

(b)	a EURIBOR-based rate for Euro-denominated loans under the U.S. Commitment (subject to a 0.00% floor), plus an applicable margin ranging from 2.00% to 1.50%;

(c)	a Term CORRA-based rate for Canadian Dollar-denominated loans under the Canadian Commitment (subject to a 0.00% floor), plus an applicable margin ranging from 2.00% to 1.50%;

(d)	a SONIA-based rate Pounds Sterling-denominated loans under the U.S. Commitment (subject to a 0.00% floor), plus an applicable margin ranging from 2.00% to 1.50%;

(e)

a base rate for U.S. Dollar-denominated loans under the U.S. Commitment equal to the sum of (i) the highest of (A) the Federal Funds Rate, plus 0.50%, (B) the U.S. “prime rate”, (C) an Term SOFR-based rate for an interest period of one month, plus 1.00%, and (D) 0.00%, plus (ii) an applicable margin ranging from 1.00% to 0.50%;

(f)

a Canadian base rate for U.S. Dollar-denominated loans under the Canadian Commitment equal to the sum of (i) the highest of (A) the base rate announced by Royal Bank of Canada from time to time, (B) the Federal Funds Rate, plus 0.50%, (C) a Term SOFR-based rate for an interest period of one month, plus 1.00%, and (D) 0.00%, plus (ii) an applicable margin ranging from 1.00% to 0.50%; and

(g)

a Canadian prime rate for Canadian Dollar-denominated loans under the Canadian Commitment equal to the sum of (i) the highest of (A) the reference rate announced by Royal Bank of Canada from time to time for Canadian Dollar demand loans in Canada, (B) a Term CORRA-based rate for an interest period of one month, plus 1.00%, and (C) 0.00%, plus (ii) an applicable margin ranging from 1.00% to 0.50%.

The applicable margin for the ABL Credit Facility is subject to adjustment based on our average excess availability under the ABL Credit Facility with two excess availability-based 25 basis point step downs.

In addition, the ABL Credit Agreement provides for a quarterly fee on the daily unused portion of each of the U.S. Commitment and the Canadian Commitment under the ABL Credit Facility, at a rate per annum that is subject to adjustment based on our average excess availability under the ABL Credit Facility, with one excess availability-based 12.5 basis point step down, and certain other customary fees.

(B) Prepayments

Amounts borrowed under the ABL Credit Facility may be repaid and reborrowed from time to time. The ABL Credit Facility does not amortize, and the entire outstanding principal amount (if any) of the ABL Credit Facility is due and payable on the maturity date thereof.

(C) Financial and Restrictive Covenants

The ABL Credit Agreement contains a number of customary negative covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions these covenants place on us include limitations on our ability to:

•	merge or consolidate with other companies;

•	incur additional indebtedness;

•	grant or incur liens or security interests on assets;

•	make acquisitions, loans, advances, or investments;

•	pay dividends;

•	sell or otherwise transfer assets;

•	optionally prepay or modify terms of junior lien or payment subordinated indebtedness;

•	enter into certain restrictive agreements; or

•	change our fiscal year.

The ABL Credit Facility has a springing financial covenant, which requires us to maintain a minimum fixed charge coverage ratio, to be tested quarterly (a) as of the last day of the most recently ended fiscal quarter, if excess availability under the ABL Credit Facility at any time is below a threshold equal to the lesser of (i) 10.0% of the aggregate borrowing base under the ABL Credit Facility, (ii) 10.0% of the aggregate commitments under the ABL Credit Facility, and (iii) $30.0 million, and (b) thereafter on the last day of each subsequent fiscal quarter until excess availability exceeds such threshold for 30 consecutive days. As of June 30, 2024, Dynasty Acquisition was not required to maintain this ratio under the ABL Credit Agreement. In addition, our ABL Credit Agreement contains a negative covenant restricting certain activities of Holdings.

The ABL Credit Agreement contains customary representations and warranties and customary affirmative covenants, including, but not limited to, delivery of financial and other information to the administrative agent, borrowing base certificates and other collateral reporting, field examinations and appraisals, notice to the administrative agent upon the occurrence of certain material events, annual lender calls (upon request), payment of material taxes and other claims, preservation of existence, maintenance of properties and insurance, compliance with applicable laws and regulations, maintenance of books and records, access to properties and records for inspection by the administrative agent, compliance with environmental laws and regulations, further assurances and provision of additional collateral and guarantees, and requirements with respect to changes to our material lines of business and transactions with affiliates.

(D) Events of Default

The ABL Credit Agreement contains customary events of default, subject to certain grace periods and materiality thresholds, including, among other things, failure to make payments when due, noncompliance with covenants, representations and warranties being incorrect or misleading in any material respect when made, defaults under certain other indebtedness, bankruptcy or certain insolvency events, material judgments, invalidity of certain loan documentation, and a “change of control” (as defined in the ABL Credit Agreement).

(iii) General

(A) Guarantee and Security

All obligations of Dynasty Acquisition under our Senior Secured Credit Facilities are jointly and severally guaranteed by U.S. Loan Parties. All obligations of the Canadian Borrower under our Senior Secured Credit Facilities are jointly and severally guaranteed by the U.S. Loan Parties and the Canadian Loan Parties.

The obligations under the ABL Credit Facility and the guarantees of those obligations (as well as any interest-hedging or other swap agreements and cash management arrangements with the lenders and/or their affiliates under the ABL Credit Facility and certain other cash management banks) are secured by:

•	a first priority pledge by the Loan Parties of the ABL Priority Collateral; and

•	a second priority pledge in the Term Loan/RCF Priority Collateral.

The obligations under the Credit Facilities and the guarantees of those obligations are secured by a first priority pledge by the Loan Parties on the Term Loan/RCF Priority Collateral and a second priority pledge (as well as any interest hedging or other swap agreements and cash management arrangements with the lenders and/or their affiliates under the Credit Facilities) by the Loan Parties on the ABL Priority Collateral, in each case, subject to certain exceptions and permitted liens.

The lien priority, relative rights and other creditors’ rights in respect of the ABL Credit Facility and the Credit Facilities are set forth in a customary intercreditor agreement.

Senior Notes

General

In connection with the Acquisition, on April 4, 2019, Dynasty Acquisition issued in a private placement $640.0 million aggregate principal amount of senior unsecured PIK toggle notes due 2027 (the “Senior Notes”), pursuant to an indenture, dated as of April 4, 2019, by and among Dynasty Acquisition, as issuer, the guarantors party thereto and U.S. Bank National Association, as trustee (the “Trustee”) (as amended and supplemented from time to time, the “Indenture”).

For interest periods ending on or prior to April 4, 2020, Dynasty Acquisition was entitled to elect to pay 100% of the interest with respect to such interest periods by increasing the outstanding principal amount of the Senior Notes (such interest, “PIK Interest”) at a rate per annum equal to 11.00%, and for interest periods ending on or prior to April 4, 2021, Dynasty Acquisition was entitled to elect to pay 50% of the interest with respect to such interest periods in cash and 50% of the interest in PIK Interest at a rate per annum equal to 10.50%.

For interest periods ending after April 4, 2021, Dynasty Acquisition is required to pay interest on the Senior Notes in cash at a rate per annum equal to 10.00%. Dynasty Acquisition pays interest on the Senior Notes on January 4, April 4, July 4 and October 4 of each year. The Senior Notes mature on April 4, 2027.

On March 29, 2024, Dynasty Acquisition redeemed $200.0 million in aggregate principal amount of the Senior Notes. As of June 30, 2024, $475.5 million aggregate principal amount of the Senior Notes were outstanding, including accrued PIK Interest.

Ranking; Guarantee

The Senior Notes are unsecured senior indebtedness of Dynasty Acquisition, are effectively subordinated to all of Dynasty Acquisition’s secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally subordinated to all indebtedness and other liabilities of Dynasty Acquisition’s subsidiaries that do not guarantee the Senior Notes, including indebtedness under the Credit Facilities.

The Senior Notes are guaranteed by Dynasty Intermediate Co., Inc., a Delaware corporation, and each of the current and subsequently acquired wholly owned domestic subsidiaries of Dynasty Acquisition, subject to certain customary exclusions.

Redemption

Beginning on April 4, 2023, Dynasty Acquisition may redeem the Senior Notes, at any time and from time to time, in whole or in part, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to but not including the redemption date.

Covenants

The Indenture contains covenants that, among other things, limit Dynasty Acquisition’s ability and the ability of its restricted subsidiaries to incur more indebtedness or issue certain preferred shares or shares of disqualified stock, pay dividends, redeem stock or make other distributions, make investments, create restrictions on the ability of Dynasty Acquisition’s restricted subsidiaries to pay dividends to Dynasty Acquisition or make other intercompany transfers, create liens, transfer or sell assets, merge or consolidate, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. Upon the occurrence of certain events constituting a change of control, Dynasty Acquisition is required to make an offer to repurchase all of the Senior Notes (unless otherwise redeemed) at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to but not including the repurchase date. If Dynasty Acquisition or a restricted subsidiary of Dynasty Acquisition sells assets under certain circumstances and does not reinvest the proceeds or repay certain debt, it must use the proceeds to make an offer to purchase the Senior Notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to but not including the date fixed for closing of such offer.

Events of Default

Events of default under the Indenture include: the nonpayment of principal or interest when due; failure to perform or observe any negative covenant, the notices covenant or the preservation of existence covenant (solely with respect to Dynasty Acquisition) therein; failure to perform or observe any other covenant or agreement contained in the Senior Notes or the Indenture and such failure continues for 30 days after receipt by Dynasty Acquisition of written notice thereof from the Trustee or the note holders, as applicable; inaccuracy of representations or warranties in any material respect; cross-default and cross-acceleration to any other indebtedness with a principal amount in excess of $40.0 million; certain bankruptcy or insolvency events; certain material judgments; certain ERISA events; invalidity of any material provision of the Indenture, the Senior Notes and related guarantees and certain other documentation relating to the Senior Notes; and the failure of any guarantee of Dynasty Intermediate Co., Inc. or a material subsidiary guarantor to be in full force and effect.

SHARES ELIGIBLE FOR FUTURE SALE

The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock. Furthermore, all of our common stock outstanding prior to the consummation of this offering will be subject to the contractual and legal restrictions on resale described below. The sale of a substantial amount of common stock in the public market after these restrictions lapse, or the expectation that such a sale may occur, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon consummation of this offering, we expect to have      shares of common stock authorized and      shares of common stock outstanding, assuming no exercise of outstanding options and that the underwriters have not exercised their option to purchase additional shares. Substantially all of the remaining      shares outstanding will be restricted from immediate resale under the lock-up agreements between our current stockholders and the underwriters in this offering. Generally, the balance of our outstanding shares of common stock not held by the public will also be “restricted securities” within the meaning of Rule 144 under the Securities Act, and the sale of those shares will be subject to the limitations and restrictions that are described below. Shares of our common stock that are not restricted securities and are purchased by our affiliates will be “control securities” under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below. Control securities may be sold in the public market subject to the restrictions set forth in Rule 144, other than the holding period requirement.

Upon the expiration of the lock-up agreements described below, and subject to the provisions of Rule 144, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus, will be available for sale in the public market. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in Rule 144.

Lock-up Agreements

In connection with this offering, we, our directors and executive officers and holders of substantially all of our outstanding shares of our common stock have agreed with the underwriters to enter into lock-up agreements described in “Underwriting (Conflicts of Interest),” pursuant to which shares of our common stock outstanding after this offering will be restricted from immediate resale in accordance with the terms of such lock-up agreements without the prior written consent of    . Under these agreements, subject to limited exceptions, neither we nor any of our directors or executive officers or these holders may directly or indirectly sell, dispose of, hedge or otherwise transfer the economic consequences of ownership of any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock. These restrictions will be in effect for a period of     days after the date of this prospectus. Certain transfers or dispositions can be made sooner, provided the transferee becomes bound to the terms of the lock-up. See “Underwriting (Conflicts of Interest)” for a description of the lock-up agreements.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the consummation of this offering, a person (or persons whose common stock is required to be aggregated), who is an affiliate, and who has beneficially owned our common stock for at least six months, is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately    shares immediately after consummation of this offering (    shares if the underwriters fully exercise their option to purchase additional shares); or

•	the average weekly trading volume in our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least twelve months, would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above. However, substantially all Rule 701 shares are subject to lock-up agreements as described above and will become eligible for sale in compliance with Rule 144 only upon the expiration of the restrictions set forth in those agreements.

Stock Plans

We intend to file a registration statement or statements on Form S-8 under the Securities Act covering shares of common stock subject to outstanding equity awards and reserved for issuance under our equity incentive plans and ESPP. This registration statement is expected to be filed as soon as practicable after the closing date of this offering. Shares issued upon the exercise of stock options after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Registration Rights

Following this offering, certain of our stockholders will, under certain circumstances, have the right to require us to register their shares for future sale. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Partnership Agreement and Stockholders Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30%, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our common stock. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Additional Withholding Requirements (FATCA)

Under the Foreign Account Tax Compliance Act (“FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our securities to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the U.S.) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code), which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. An intergovernmental agreement between the U.S. and an applicable foreign country may modify these requirements.

Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock. The Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to gross proceeds from a sale or other disposition of our securities, which may be relied upon by taxpayers until final regulations are issued. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
BofA Securities, Inc.
UBS Securities LLC
Jefferies LLC
RBC Capital Markets, LLC
TCG Capital Markets L.L.C.
CIBC World Markets Corp
HSBC Securities (USA) Inc.
Mizuho Securities USA LLC
Nomura Securities International, Inc.
WR Securities, LLC
SG Americas Securities, LLC
Citizens JMP Securities, LLC
Macquarie Capital (USA) Inc.
Santander US Capital Markets LLC
AmeriVet Securities, Inc.
Drexel Hamilton, LLC
Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $    per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares of common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus, to purchase up to     additional shares of common stock at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions to be paid to the underwriters by us, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional      shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $    . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $     and other expenses up to $    .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to have the shares of common stock listed on the NYSE under the trading symbol “SARO.”

We and all directors and executive officers and the holders of our outstanding stock and stock options have agreed that, subject to customary conditions, without the prior written consent of      on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending     days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock, or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of      on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares of common stock in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock.

The underwriters may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. For instance, we have engaged certain underwriters and/or their affiliates as financial advisors to certain ongoing alternative financing activities and strategies of the Company, for which such underwriters and/or their respective affiliates will be entitled to customary fees and expenses. The financial incentives associated with these engagements may cause potential conflicts of interest. In addition, certain of the underwriters and their affiliates are arrangers, agents, bookrunners and/or lenders under the 2023 Term Loan Facilities and our Credit Facilities. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. Certain of the underwriters may offer and sell the shares of common stock through one or more of their respective affiliates or other registered broker-dealers or selling agents. “Wolfe | Nomura Alliance” is the marketing name used by Wolfe Research Securities and Nomura Securities International, Inc. in connection with certain equity capital markets activities conducted jointly by the firms. Both Nomura Securities International, Inc. and WR Securities, LLC are serving as underwriters in the offering described herein. In addition, WR Securities, LLC and certain of its affiliates may provide sales support services, investor feedback, investor education, and/or other independent equity research services in connection with this offering.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were the information set forth in this prospectus and otherwise available to the representatives, an assessment of our management, the general condition of the securities markets at the time of this offering, the recent market prices of, and demand for, publicly traded common stock of generally comparable companies, our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios and other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the common stock will trade in the public market at or above the initial public offering price.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the

underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no offer of shares may be made to the public in that Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Regulation (as defined below);

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of common stock shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares of common stock to the public” in relation to any shares of common stock in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

No shares of common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the Financial Conduct Authority, except that the shares of common stock may be offered to the public in the United Kingdom at any time:

(a) to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation (as defined below);

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of any underwriter for any such offer; or

(c) in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FSMA”);

provided that no such offer of the shares of common stock shall require any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the international placement agents and the Company that it is a qualified investor within the meaning of Article 2(e) of the UK Prospectus Regulation.

Each person in the UK who receives any communication in respect of, or who acquires any of our shares of common stock under, the offers to the public contemplated in this prospectus, or to whom our shares of common stock are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each international placement agent, the Company and the underwriters that it and any person on whose behalf it acquires our shares of common stock is: (i) a qualified investor within the meaning of Article 2(e) of the UK Prospectus Regulation; and (ii) in the case of any of our shares of common stock by it as a financial intermediary, as that term is used in Article 5(1) of the UK Prospectus Regulation, (A) our shares of common stock acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in the UK other than qualified investors, as that term is defined in the UK Prospectus Regulation, or in circumstances in which the prior consent of the international placement agents has been given to the offer or resale; or (B) where our shares of common stock have been acquired by it on behalf of persons in the UK other than qualified investors, the offer of those shares of common stock fall within one of the exemptions listed in points (b) and (d) to Article 1(4) of the UK Prospectus Regulation.

In this section, the expression an “offer” of shares of common stock to the public in relation to any shares of common stock means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of common stock.

This prospectus is only for distribution to and directed at: (i) in the United Kingdom, persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) and high net worth entities falling within Article 49(2)(a) to (d) of the Order; (ii) are persons falling within Article 49(2)(a) to (d)(“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order; (iii) persons who are outside the United Kingdom; and (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). The shares of common stock will only be available to, and any invitation, offer or agreement to subscribe for, purchase or otherwise acquire such shares will be engaged only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this prospectus or any of its contents.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of our Class A common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”) and accordingly the shares of common stock being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the shares of common stock have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares of common stock offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The shares of common stock may solely be offered to “qualified investors”, as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended, or the “CISO”, such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the shares of common stock are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and will in particular not be copied or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares of common stock on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company, or the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares of common stock will not be supervised by, FINMA, and the offer of shares of common stock has not been and will not be authorized under CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of common stock.

Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728–1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”), or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. We have not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended; the “FIEA”) and no shares of common stock will be offered or sold directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, each underwriter has not offered or sold any shares of common stock or caused such shares of common stock to be made the subject of an invitation for subscription or purchase and will not offer or sell such shares of common stock or cause such shares of common stock to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such shares, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the shares of common stock are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

United Arab Emirates

The shares of common stock have not been, and will not be, publicly offered, sold, promoted or advertised in the United Arab Emirates (including Dubai International Financial Center) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Finance Center) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including Dubai International Financial Center) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Conflicts of Interest

Affiliates of Carlyle beneficially own in excess of 10% of our issued and outstanding common stock. Because TCG Capital Markets L.L.C., an affiliate of Carlyle, is an underwriter, this offering is being made in compliance with the requirements of Rule 5121 of FINRA. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as TCG Capital Markets L.L.C. is not primarily responsible for managing this offering. TCG Capital Markets L.L.C. will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP. The underwriters are being represented by Milbank LLP in connection with this offering.

EXPERTS

The consolidated financial statements as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules.

We will file annual, quarterly and special reports and other information with the SEC. Our filings with the SEC will be available to the public on the SEC’s website at http://www.sec.gov. Those filings will also be available to the public on, or accessible through, our website under the heading “Investor Relations” at www.standardaero.com. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

DYNASTY PARENT CO., INC.

Report of Independent Registered Public Accounting Firm

To the stockholder and board of directors of Dynasty Parent Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dynasty Parent Co., Inc. and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive income (loss), stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition—fixed price and time and material contracts

As described in Note 2 (f) to the consolidated financial statements, the Company’s maintenance contracts with customers include fixed price and time and material contracts. For the year ended December 31, 2023, a significant portion of the Company’s revenue from contracts with customers of $4.5 billion is from fixed price and time and material contracts. The revenues for these types of contracts are recognized over time by measuring the progress towards satisfaction of the performance obligations using costs. Management believes that costs are an appropriate measure of progress towards satisfaction of the performance obligation since these measures reasonably depict the progress of the work effort. To determine the revenue recognized at each period end for contracts in progress, management has elected to use a portfolio approach by applying an estimated margin by engine platform to the contract costs incurred. The estimated margin by engine platform is based on average historical margins on similar completed contracts. Management applies judgment when determining the estimated margin by engine platform, which includes evaluating the appropriateness of using average historical margins by engine platform for completed contracts on similar contracts in progress.

The principal considerations for our determination that performing procedures relating to revenue recognition for fixed price and time and material contracts is a critical audit matter are (i) the judgment by management when determining the estimated margin by engine platform, which includes evaluating the appropriateness of using average historical margins by engine platform for completed contracts on similar contracts in progress, and (ii) the auditor judgment and high degree of auditor effort in performing procedures related to the revenue recognized for contracts in progress at the period end.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the accumulation of costs per contract, or agreeing the accumulation of costs per contract to supporting documents on a sample basis. These procedures also included, among others, (i) testing management’s process for determining the revenue recognized, and (ii) evaluating the reasonableness of the estimated margin by engine platform. Evaluating the reasonableness of the estimated margin by engine platform involved, for a sample of contracts in progress, (i) comparing management’s estimated margin by engine platform to historical average margins of similar completed contracts, and (ii) considering evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

June 7, 2024, except for Note 25, the change in composition of reportable segments discussed in Note 24, and the additional disclosure of revenue by end-market in Note 4 to the consolidated financial statements, as to which the date is August 19, 2024

We have served as the Company’s auditor since 2016.

DYNASTY PARENT CO., INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share figures)

	As of December 31,
	2023	2022
ASSETS
Current assets:
Cash	$57,982	$120,065
Accounts receivable (less allowance for expected credit losses of $14,779 and $12,889, respectively)	518,334	530,026
Contract assets, net	810,413	675,827
Inventories	698,797	605,009
Prepaid expenses and other current assets	39,126	68,862
Advance to related parties	138	—
Income tax receivable	10,980	11,117

Total current assets	2,135,770	2,010,906

Property, plant and equipment, net	522,169	536,847
Operating lease right of use asset, net	168,513	172,791
Customer relationships, net	1,010,747	1,090,016
Other intangible assets, net	284,979	302,080
Goodwill	1,632,496	1,609,517
Other non-current assets	—	2,442
Deferred income tax assets	4,728	4,001

Total assets	$5,759,402	$5,728,600

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$468,625	$503,725
Accrued expenses and other current liabilities	115,999	112,017
Accrued employee costs	76,121	61,946
Operating lease liabilities, current	17,040	15,322
Due to related parties	—	138
Contract liabilities	355,651	210,078
Income taxes payable, current	9,337	41,262
Long-term debt, current portion	26,676	24,319

Total current liabilities	1,069,449	968,807

Long-term debt	3,172,108	3,163,976
Operating lease liabilities, non-current	159,482	164,042
Deferred income tax liabilities	182,303	209,377
Income taxes payable, non-current	3,108	5,594
Other non-current liabilities	26,240	17,776

Total liabilities	4,612,690	4,529,572

Commitments and contingencies (Note 14)
Stockholder’s equity
Common stock ($0.01 par value, 5,000,000 voting shares authorized; 2,730,210 shares issued and outstanding; 100,000 non-voting shares authorized, convertible to voting shares immediately prior to an underwritten public offering of common stock)	27	27
Additional paid-in capital	2,727,942	2,727,942
Accumulated deficit	(1,574,295)	(1,539,234)
Accumulated other comprehensive (loss) income	(6,962)	10,293

Total stockholder’s equity	1,146,712	1,199,028

Total liabilities and stockholder’s equity	$5,759,402	$5,728,600

The accompanying notes are an integral part of the consolidated financial statements.

DYNASTY PARENT CO., INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share figures)

	Year Ended December 31,
	2023	2022	2021
Revenue	4,563,284	4,150,478	3,479,886
Cost of revenue	3,927,965	3,604,782	3,063,411
Selling, general and administrative expense	202,766	188,101	156,378
Amortization of intangible assets	93,681	93,681	93,999
Acquisition costs	1,514	1,282	8,434

Operating income	337,358	262,632	157,664
Interest expense	309,645	242,987	205,262
Refinancing costs	19,921	—	—
Loss on debt extinguishment	6,182	—	—
Other income	(3,509)	(2,351)	(2,836)

Income (loss) before income taxes	5,119	21,996	(44,762)
Income tax expense (benefit)	40,180	42,996	(13,772)

Net loss	(35,061)	(21,000)	(30,990)
Net loss attributable to non-controlling interest	—	—	(278)

Net loss attributable to the stockholder	$(35,061)	$(21,000)	$(30,712)

Net loss per share attributable to the stockholder, basic and diluted	$(12.84)	$(7.69)	$(11.25)
Weighted-average common shares outstanding, basic and diluted	2,730,210	2,730,210	2,730,210

The accompanying notes are an integral part of the consolidated financial statements.

DYNASTY PARENT CO., INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Year Ended December 31,
	2023	2022	2021
Net loss	$(35,061)	$(21,000)	$(30,990)
Other comprehensive (loss) income, net of tax:
Unrealized income on cash flow hedge, net of income tax expense of $885, $5,064 and $1,090, respectively	957	19,329	2,478
Cash flow hedge (gain) loss reclassified to the statement of operations, net of income tax expense (benefit) of $4,547, $(1,642) and $(4,731), respectively	(14,049)	6,057	19,399
Employee benefit plan, (loss) gains, net of amortization, and net of income tax benefit (expense) of $1,479, $9,421, and $(10,197), respectively	(4,546)	(27,772)	30,494
Foreign currency translation adjustment	383	(308)	(362)

Total other comprehensive (loss) income	(17,255)	(2,694)	52,009

Comprehensive (loss) income	(52,316)	(23,694)	21,019
Comprehensive loss attributable to non-controlling interest	—	—	(278)

Comprehensive (loss) income attributable to the stockholder	$(52,316)	$(23,694)	$20,741

The accompanying notes are an integral part of the consolidated financial statements.

DYNASTY PARENT CO., INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(In thousands, except share figures)

	Common Stock
	Number of	Par Value	Additional	Accumulated	Accumulated	Non-	Total
	Shares		Paid-in Capital	Deficit	Other	Controlling	Stockholder’s
					Comprehensive	Interest	Equity
					Income (loss)
Balance, as of January 1, 2021	2,730,210	$27	$2,732,033	$(1,487,522)	$(39,022)	$400	$1,205,916
Acquisition of Asian Surface Technologies	—	—	(4,091)	—	—	(122)	(4,213)
Net loss	—	—	—	(30,712)	—	(278)	(30,990)
Other comprehensive income, net	—	—	—	—	52,009	—	52,009

Balance as of December 31, 2021	2,730,210	$27	$2,727,942	$(1,518,234)	$12,987	$—	$1,222,722

Net loss	—	—	—	(21,000)	—	—	(21,000)
Other comprehensive loss, net	—	—	—	—	(2,694)	—	(2,694)

Balance as of December 31, 2022	2,730,210	$27	$2,727,942	$(1,539,234)	$10,293	$—	$1,199,028

Net loss	—	—	—	(35,061)	—	—	(35,061)
Other comprehensive loss, net	—	—	—	—	(17,255)	—	(17,255)

Balance as of December 31, 2023	2,730,210	$27	$2,727,942	$(1,574,295)	$(6,962)	$—	$1,146,712

The accompanying notes are an integral part of the consolidated financial statements.

DYNASTY PARENT CO., INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2023	2022	2021
Operating activities
Net loss	$(35,061)	$(21,000)	$(30,990)
Adjustments to reconcile net loss from operations to net cash provided by operating activities:
Depreciation and amortization	197,104	195,223	196,357
Impairment of long-lived assets	—	5,834	—
Amortization of deferred finance charges and discounts	15,312	16,235	15,148
Amortization of loss on derivative instruments	(1,412)	(2,040)	(2,513)
Amortization of interest cap premiums	6,301	27	—
Payment of interest rate cap premiums	(5,948)	(235)	—
Loss on amended ABL Credit Facility	164	—	—
Loss on debt extinguishment	6,182	—	—
(Gain) loss from disposals, net	(14)	(202)	1,862
Non-cash lease expense	1,400	973	1,066
Deferred income taxes	(19,847)	(26,524)	(57,242)
Foreign exchange loss	3,186	2,933	2,991
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable, net	18,714	(101,957)	66,748
Contract assets, net	(130,101)	(79,733)	(175,609)
Inventories	(91,245)	(53,052)	(113,563)
Prepaid expenses and other current assets	26,262	(26,825)	29,077
Accounts payable, accrued expenses and other current liabilities	(25,907)	95,060	97,626
Contract liabilities	137,353	4,439	82,547
Due to related parties	(276)	—	—
Income taxes payable and receivable	(34,274)	18,105	17,242

Net cash provided by operating activities	67,893	27,261	130,747

Investing activities
Acquisitions, net of cash	(31,054)	(19,906)	(232,545)
Capital expenditures	(55,129)	(41,240)	(36,568)
Purchase of intangible assets	(30,180)	(2,975)	(29,152)
Proceeds from disposal	3,508	3,369	3,621

Net cash used in investing activities	(112,855)	(60,752)	(294,644)

Financing activities
Proceeds from issuance of long-term debt	1,479,568	145,000	266,750
Repayment of long-term debt	(1,488,369)	(169,312)	(24,382)
Payment of deferred financing charges	(2,892)	—	(2,071)
Repayment of long-term agreements	(2,994)	(1,467)	(7,106)

Net cash provided by (used in) financing activities	(14,687)	(25,779)	233,191

Effect of exchange rate changes on cash	(2,434)	(3,846)	(3,413)
Net (decrease) increase in cash	(62,083)	(63,116)	65,881
Cash at beginning of the period	120,065	183,181	117,300

Cash at end of the period	$57,982	$120,065	$183,181

Supplemental cash flow information:
Cash paid during the period
Interest	$297,334	$228,259	$193,361
Income taxes, net of tax refunds	99,506	40,534	29,822
Supplemental disclosure of non-cash investing activities:
Portion of capital expenditures in accrued expenses and other current liabilities	$541	$769	$378
Acquisition of intangible assets, liability incurred but not paid	—	261	232

The accompanying notes are an integral part of the consolidated financial statements.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	Nature of operations and basis of presentation

Operations

Dynasty Parent Co., Inc. (the “Company”) was incorporated on September 5, 2018, in the state of Delaware and is an independent provider of aftermarket services for fixed and rotary wing aircraft gas turbine engines and auxiliary power units (“APUs”) to the commercial, business and military aircraft markets. The Company also provides aftermarket and upgrade services for business aviation and helicopter airframes and avionics, providing customers within those markets with comprehensive value-added solutions.

Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of Dynasty Parent Co., Inc. and its subsidiaries.

2	Summary of significant accounting policies

a)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of operations, statement of comprehensive income, statement of changes in stockholder’s equity and balance sheet respectively.

The continuous assessment of variable interest entities (“VIEs”) puts emphasis on a qualitative rather than quantitative analysis to determine the primary beneficiary of a VIE. A VIE must be consolidated if the Company has both (i) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance, and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company is involved in an entity that qualifies as a VIE. This entity is a trust account in which the customer deposits cash related to an engine repair and maintenance agreement, generally in advance of the services to be performed under the contract, based on an agreed upon engine operating fee. The financial arrangement results in the Company receiving financial benefits from the VIE, however, it does not empower the Company to direct the activities of the VIE that most significantly impact the VIEs’ economic performance. Consequently, the VIE is not consolidated into the financial results of the Company.

The VIE had restricted cash equivalents of $57.6 million and $10.4 million as at December 31, 2023 and December 31, 2022, respectively.

b)	Segment information

The Company determined its operating segments after considering the Company’s organizational structure and the information regularly reviewed by the chief operating decision maker (“CODM”) to evaluate financial performance and allocate resources. The Company’s chief executive officer, who is the CODM, reviews financial information on an operating segment basis for purposes of evaluating financial performance and allocating resources. Based on these factors, the Company determined that it operates and manages its business as two operating segments: i) Engine Services and ii) Component Repair Services and, accordingly, has two reportable segments for financial reporting purposes.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c)	Translation of foreign currencies

The functional currency of the Company and its subsidiaries is the U.S. dollar as revenues, expenses, cash flows, financing and intra-entity transactions are predominantly in U.S. dollars, with exception of SAComponent Services (Ireland) Limited which the functional currency is the Euro. The reporting currency of the Company is U.S. Dollar.

Transactions in currencies other than the functional currency are recorded at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured in the functional currency at the exchange rates in effect as at the consolidated balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are measured in the functional currency at the exchange rate in effect at the date of the transaction. All gains and losses from the remeasurement of assets and liabilities denominated in currencies other than the respective functional currency are included in the Consolidated Statements of Operations.

Translation of functional currencies to reporting currency for assets and liabilities is recorded using the exchange rates at each balance sheet date, revenue and expenses are translated at average rates prevailing during the reporting period or at the date of the transaction, stockholders’ equity is translated at historical rates. Adjustments resulting from translating functional currency into reporting currency are recorded as a separate component of Accumulated Other Comprehensive Income (Loss) in the Consolidated Statements of Stockholder’s Equity.

d)	Business combinations

Business combinations are accounted for using the acquisition method of accounting, in accordance with ASC 805, Business Combinations. The acquisition method requires identifiable assets acquired and liabilities assumed to be recognized and measured, with limited exceptions, at fair value on the acquisition date, the date the acquirer obtains control of the acquired business. The amount by which the purchase price paid exceeds the net fair value of assets acquired and liabilities assumed is recorded as goodwill.

The determination of estimated fair values requires judgment and involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, and asset lives, among other items. The fair values presented are subject to adjustments during a measurement period of up to one year from the acquisition date. The measurement period provides the Company with the ability to adjust the fair values of acquired assets for new information that is obtained about circumstances that existed as of the acquisition date.

Transactions costs associated with business combinations are expensed as they are incurred.

e)	Use of accounting estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are used when accounting for the allowance for expected credit losses, slow moving or obsolete inventory, recognizing revenue over time, the accounting for engine utilization contracts, establishment of useful lives for long-lived assets and impairment of goodwill and other long-lived assets, purchase price accounting related to business acquisitions, employee benefit plans, stock-based compensation, income taxes, provisions for losses on contracts, warranty reserves, insurance claims and other contingencies, among others. The Company evaluates and updates its assumptions and estimates on an ongoing basis. Actual results could differ from those estimates. The relevant assumptions and estimates used by the Company are described within the accounting policies disclosed within this note.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

f)	Revenue recognition

The Company has three significant types of maintenance contracts with customers: fixed price contracts, time and material contracts and engine utilization contracts. The performance obligations in the contracts can include: (i) repair services and parts/modules embodied and (ii) engine rental revenue.

The Company has customer contracts that are started and completed within the same year, as well as contracts derived from long-term agreements and programs that can span several years. The Company holds long-term agreements with many of its major customers which define specific program requirements. Purchase orders (or authorizations to proceed) are issued under these agreements to reflect presently enforceable rights and obligations for the services being purchased. The units for accounting purposes (“accounting contract”) are typically determined by the purchase order. Management considers a number of factors when determining the existence of an accounting contract and the related performance obligations that include, but are not limited to, the nature and substance of the business exchange, the contractual terms and conditions, the promised products and services, the termination provisions in the contract, presently enforceable rights and obligations of the parties to the contract, whether the promised products and services are distinct or capable of being distinct within the context of the contract, as well as how and when products and services are transferred to the customer. Changes in estimates of revenue, cost of revenue, and the related impact to operating profit are recognized prospectively.

The majority of the Company’s accounting contracts have a single performance obligation as the promise is to provide services to maintain, repair or overhaul an engine. The transaction price of a contract reflects the consideration the Company expects to receive for fully satisfying the performance obligation in the contract.

The Company typically provides warranties on all services to provide assurance to the customers that the services meet the specifications in the contract. Generally, warranties are not priced separately because customers cannot purchase them independently of the services under contract so they do not create performance obligations. Provisions for estimated expenses are accrued at the time of sale and are recorded as cost of revenue.

Fixed price and time and material contracts

Revenue is recognized as control of promised products or services transfer to a customer and is recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those products or services. Revenue is recognized over time as work progresses and the Company is entitled to the reimbursement of costs plus a reasonable profit for work performed for which the Company has no alternate use. As performance obligations are satisfied over time, the Company recognizes revenue using an input method with revenue amounts being recognized proportionately as costs are incurred relative to total expected costs to satisfy the performance obligation. The Company believes that costs incurred are an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work effort. To determine the revenue recognized at each period end for contracts in progress, the Company has elected to use a portfolio approach by applying an estimated margin by engine platform to the contract costs incurred. The estimated margin by engine platform is based on average historical margins on similar completed contracts. Judgment is required when determining the estimated margin by engine platform, which includes evaluating the appropriateness of using average historical margins by engine platform for completed contracts on similar contracts in progress. The Company’s fixed price and time and material contracts with customers generally require payment under normal commercial terms after delivery. Payment terms are typically within 30 to 120 days of delivery.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Engine Utilization Contracts

Engine utilization contracts are agreements in which the Company will provide a stand ready service of scheduled and unscheduled maintenance events. Revenue is recognized over time using an input method with revenue amounts being recognized proportionately as costs are incurred relative to total expected costs to satisfy the performance obligation. The Company identifies and estimates the variable consideration of the total contract revenue and costs of the engine utilization contract. The estimates used are based on the Company’s expected value with respect to the customer’s utilization of engines during the contract and only recognized to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. As a result, such estimates may be materially impacted by changes in the customer’s engine utilization including, as a result of general economic slowdowns, fleet retirements and changes in the customer’s agreements. As a significant change in one or more of these estimates could affect the profitability of a contract, estimates are reviewed and updated on a quarterly basis. Revenue and profit in future periods of contract performance is recognized using the adjusted estimate. The Company’s engine utilization contracts with customers generally require monthly payments under normal commercial terms based on flight hours. The timing of satisfaction of performance obligations and actual receipt of payment from a customer may differ and affect the balance of contract assets and contract liabilities. The Company’s current contracts do not include any significant financing components as the timing of the transfer of the underlying products and services under contract are at the customer’s discretion.

For contracts that are deemed to be loss contracts, the Company establishes forward loss reserves for total estimated costs that are in excess of total estimated consideration in the period in which they become known. These reserves are based on estimates for accounting contracts.

Engine rental

The Company owns rental engines which it leases to satisfy customers short-term requirements. The leases are classified as operating and variable lease payments are recognized as revenue based on the hours flown multiplied by the appropriate hourly rate. The leases are renewable with fixed terms, which generally vary from one to twelve months.

Included in cost of revenue is rental engine depreciation of $2.5 million, $2.0 million, and $3.6 million for the years ended December 31, 2023, December 31, 2022, and December 31, 2021.

g)	Contract assets and contract liabilities

Contract assets primarily represent revenues recognized for performance obligations that have been satisfied but for which amounts have not been billed. Current contract assets are those for which performance obligations are expected to be fully satisfied within 12 months of contract origination. Contract liabilities represents advance payments and billings in excess of revenue recognized. These amounts are recorded as contract liabilities until such performance obligations are satisfied, either over time as costs are incurred or at a point in time when deliveries are made. Contract assets and contract liabilities are determined on a contract-by-contract basis.

h)	Cash

The Company’s cash position represents cash held in bank accounts. These assets are generally available to the Company on a daily basis and are highly liquid in nature.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

i)	Accounts receivable

Accounts receivable are stated net of an allowance for expected credit losses. The Company maintains an allowance for expected credit losses to reflect the expected uncollectible amounts of accounts receivable based on past collection history and specific risks identified. In determining the required allowance, the Company considers factors such as general and industry-specific economic conditions, customer credit history, and customers’ current and expected future financial performance. The majority of customers are recurring customers with an established payment history. Certain customers are required to undergo extensive credit checks prior to delivery of products or services. Regular evaluations of customer payment experience, current financial condition, and risk analysis are performed. The Company may require collateral in the form of security interest in assets or letters of credit for transactions executed on other than normal trade terms. The allowance for expected credit loss provision is recorded as an element of selling, general and administrative expenses. Accounts receivable together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or transferred to the Company. If, in a subsequent year, the write-off is recovered, the recovery is recognized in the Consolidated Statements of Operations.

j)	Inventories

Inventories are recorded at the lower of cost and net realizable value with cost being determined on a first-in first-out basis. Costs include materials, direct labor, and an allocation of overhead in the case of work in process. The Company writes down its inventories for estimated obsolescence or unmarketable inventory on a part-by-part basis using aging profiles. Aging profiles are determined based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected, inventory adjustments may be required. Should future demand or market conditions prove to be different than the estimates, the Company’s cost of revenue may increase.

k)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation, which includes costs for significant improvements as well as those that increase the useful lives of existing assets. The cost of routine maintenance, repairs and minor renewals is expensed as incurred. When property, plant and equipment are retired or sold, the net carrying amount is eliminated and any gain or loss on disposition is recognized in the Consolidated Statements of Operations for the respective period. Depreciation is provided over the estimated useful lives of the assets or for leased assets, the lesser of this and the terms of the lease, using the straight-line method, as summarized below:

Buildings	5 to 40 years
Computer equipment and software	1 to 3 years
Machinery and equipment	3 to 20 years
Leasehold improvements	Shorter of the economic life or term of the lease – 1 to 22 years
Rental engines	Based on hours flown
Land	Not depreciated

l)	Intangible assets

Intangible assets comprise of separately acquired intangible assets that are initially recognized at cost and intangible assets acquired in a business combination that are recognized at their fair value at acquisition

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

date. Fees paid for Original Equipment Manufacturers (“OEM”) authorizations and licenses are capitalized and amortized on a straight-line basis over the life of the contract. Customer relationships, Technology and Trademark intangible assets are amortized on a straight-line basis over their estimated useful lives.

The amortization periods for the Company’s intangible assets are summarized below:

Customer relationships	10 to 25 years
OEM authorizations and licenses	3 to 30 years
Technology and other	10 to 15 years
Trademarks	15 years

m)	Impairment of long-lived assets

The Company reviews its long-lived assets for possible impairment when events or circumstances indicate that the carrying value of the asset group may not be recoverable. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges. If the total of the undiscounted future cash flows is less than the carrying amount of the asset group, an impairment loss, if any, is recognized as the difference between the estimated fair value and the carrying value of the asset group.

There was no impairment of long-lived assets for the year ended December 31, 2023. During the year ended December 31, 2022, a $5.8 million non-cash impairment charge of long-lived assets is included “Cost of revenues” in the Consolidated Statements of Operations. Refer to Note 7, “Property, plant and equipment, net” and Note 8, “Intangible assets, net”, for further disclosures. There was no impairment of long-lived assets for the year ended December 31, 2021.

n)	Goodwill

Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable assets of businesses acquired and accounted for under the purchase method. Goodwill is not amortized, but is subject to impairment testing. Impairment testing is performed annually or when there is indication that a triggering event has occurred, such as an operating loss or a significant adverse change in the Company’s business. The Company has elected to perform its annual impairment testing as of October 1 of each year. For goodwill impairment testing, the Company has the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value is less than its carrying amount. If the Company determines that it is not more likely than not, no additional test is required. However, if the Company concludes otherwise or elects not to perform the qualitative assessment then a quantitative impairment test is performed by comparing the fair value of the reporting unit with its carrying value, including goodwill. Projections used in impairment testing include the use of future cash flow and operating projections, which by their nature, are subjective. If the Company determines that the carrying value exceeds the fair value, an impairment to goodwill is recognized equal to the excess, and limited to the total amount of goodwill allocated to the reporting unit, as a charge in the Consolidated Statements of Operations.

The Company completed its annual goodwill impairment test during the years ended December 31, 2023, December 31, 2022 and December 31, 2021 by performing a qualitative analysis and determined that no impairment had occurred.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

o)	Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance to record the deferred tax assets at an amount expected to, more likely than not, be recoverable. Deferred tax assets and liabilities are estimated using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company does not provide taxes on undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested. A portion of the tax impact of these undistributed earnings has been included in the current income tax provision of the consolidated financial statements to date due to the U.S. Global Intangible Low Tax Income (“GILTI”) rules created under the Tax Cuts and Jobs Act of 2017. The undistributed earnings as of January 1, 2018, were subject to the one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings under the Tax Cuts and Jobs Act of 2017.

The Company uses a comprehensive model to recognize, measure, present and disclose in its consolidated financial statements uncertain tax positions that the Company has taken or expects to take on a tax return (including a decision on whether to file a return in a particular jurisdiction). The consolidated financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values.

p)	Leases

The Company’s lease arrangements primarily pertain to production facilities, office buildings, land, equipment and vehicles. Contractual agreements which provide control over the use of an asset are evaluated to determine if the agreement is, or contains, a lease at its inception date. The Company evaluates the likelihood of exercise of lease renewal options, and includes those in the lease term that are considered reasonably certain. The lease is classified as an operating or finance lease using the classification criteria set forth in ASC 842.

The Company recognizes a right of use asset and corresponding lease liability based on the present value of lease payments over the lease term. The net lease payments are discounted using the Company’s incremental borrowing rate at lease commencement considering credit risk, the lease term, and other available information as of the commencement date if the rate is not implicit in the lease agreement. Variable lease payments that depend on an index or rate are included in the calculation of operating right-of-use assets and lease liabilities using the index or rate at the lease commencement date. Future differences between the variable lease payments based on an index or rate at the lease commencement date and a subsequent date, or other variable lease payments that do not depend on an index or rate, are recorded as lease expense as they occur. The Company expenses non-lease components and leases with terms of twelve months or less as incurred. The Company’s leases do not contain any material residual value guarantees or restrictive covenants. The Company has an immaterial amount of sublease arrangements where they account for the lessee and lessor component respectively.

Right of use assets which qualify as a finance lease are capitalized and included within property, plant and equipment and depreciated over the economic life of the asset or the lease term, whichever is shorter. Interest is charged to the Consolidated Statements of Operations over the period of the lease using a constant interest rate. Depreciation of finance leases is included in the depreciation of the applicable property, plant and equipment category. Right of use assets which qualify as an operating lease are recorded as an “Operating lease right-of-use asset” and an “Operating lease liability” on the Consolidated Balance Sheets and are expensed on a straight-line basis over the life of the agreement to the Consolidated Statements of Operations.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

q)	Pension

The Company contributes to a number of defined contribution pension plans. The Company’s contributions to the defined contribution pension plans are charged to the Consolidated Statements of Operations as incurred.

The Company also contributes to defined benefit plans in France and the United Kingdom. Pension expense on the defined benefit plans are based on management’s assumptions and consists of: the actuarially computed costs of pension benefits in respect of the current year’s service; expected return on plan assets and imputed interest on pension obligations; and amortization of experience gains and losses, assumption changes and plan amendments over the expected average remaining service life of the employees group. In addition, the Company is required to recognize as a component of other comprehensive income (loss) the actuarial gains and losses and the prior service costs and credits that arise during the year but which are not immediately recognized as components of net periodic benefit costs. The amortization of actuarial gains and losses is determined by using a 10% corridor of the greater of the market value of assets or the accumulated postretirement benefit obligation. Total unamortized gains and losses in excess of the corridor are amortized over the average remaining future service. The funded status of the defined benefit pension plan is recognized as an asset or liability in the consolidated financial statements.

r)	Warranty costs

The Company provides reserves to account for estimated costs associated with current and future warranty claims. Warranty claims arise when a product the Company services fails to perform to required specifications during the relevant warranty period. The warranty reserve is provided for by increasing cost of revenue by an estimate based on current and historical warranty claims and associated repair costs.

s)	Stock-based compensation

The Company grants equity-based awards to employees as compensation. The equity-based awards vest upon a liquidity event. Compensation expense will be recorded at the time the liquidity event becomes probable based on the grant date fair value of the award.

t)	Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all conditions will be complied with. The grant is recognized over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

u)	Financial instruments

Financial assets and liabilities are recorded on the Consolidated Balance Sheets when the Company becomes a party to the financial instrument. The Company classifies its financial assets and liabilities as (i) measured subsequently at fair value, either through profit and loss or through other comprehensive income (loss), and (ii) measured at amortized cost. The classification of the financial asset or liability is dependent on the business model and the nature of the cash flows associated with the financial asset or liability. The Company will only change the classification of financial assets when the model for managing those financial assets has changed.

The Company’s financial instruments include cash, accounts receivable, accounts payable, accrued interest, due to and advances to related parties, long-term debt consisting of Term Loans and Senior Notes, recorded at amortized cost. Interest rate swaps, interest rate caps, and foreign exchange contracts are accounted for as cash flow hedges.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable and cash. The Company has assessed the credit risk and believes that the concentration of credit risk associated with accounts receivable is minimal because it has significant revenues from well-established customers and the Company carries credit insurance for certain customers to mitigate its credit exposure. Cash is invested in bank deposit accounts and are generally available to the Company on a daily basis. The risk associated with the Company’s cash is mitigated by the fact that these amounts are placed with commercial financial institutions.

The Company only enters into derivatives with major financial institutions. The Company could be exposed to loss in the event of non-performance by the counterparty. However, credit ratings and concentration of risk of the financial institution are monitored on a continuing basis and present no significant credit risk to the Company.

v)	Fair value of financial instruments

The carrying amounts of cash, accounts receivable, accounts payable, accrued interest and advances to and due to related parties, approximate their fair value due to the short-term maturity of these financial instruments. The fair values of the Term Loans, Senior Notes, interest rate swaps, interest rate caps and foreign exchange contracts are based on observable market information.

w)	Derivative financial instruments

The Company uses derivative financial instruments primarily to reduce its exposure to adverse fluctuations in interest rates and foreign exchange. When entered into, the Company formally designates and documents the financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. The Company formally assesses both at the inception and at least quarterly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure.

The Company is required to recognize all derivative instruments as either assets or liabilities in the Consolidated Balance Sheets at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of an effective hedging relationship and, further, on the type of hedging relationship. At the inception of the hedging relationship, the Company must designate the derivative instrument as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. This designation is based upon the exposure being hedged.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income (Loss) and subsequently reclassified to Interest Expense as interest payments are made on the Company’s variable-rate debt.

For derivatives designated and that qualify as cash flow hedges of foreign exchange risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income (Loss) and subsequently reclassified to Selling, General and Administrative Expenses as foreign exchange trades are made.

For derivatives that do not qualify for hedge accounting, changes in the fair value of derivative instruments are recorded in the Consolidated Statements of Operations.

The Company has established strict counterparty credit guidelines and enters into transactions only with financial institutions of investment grade or better.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has elected to apply the hedge accounting expedients, issued under ASU 2020-04 Reference Rate Reform, related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation.

x)	Deferred finance charges

The Company incurs finance charges in connection with the loan agreements and senior notes. Certain costs associated with these arrangements were deferred and amortized using the straight-line method over the respective term of the debt. Deferred charges are reported on the Consolidated Balance Sheets as a direct deduction from long-term debt. To the extent that debt is extinguished before its scheduled maturity date, associated deferred financing charges are expensed immediately in proportion to the amount of the debt extinguishment.

y)	Deferred Offering Costs

The Company capitalizes certain legal and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of an equity financing, these costs are recorded in stockholders’ equity as a reduction of additional paid-in capital generated as a result of the offering. If an in-process equity financing is abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the Consolidated Statements of Operations. As of December 31, 2023 and 2022, the Company did not record any deferred offering costs in the Consolidated Balance Sheets.

z)	Insurance and other reserves

The Company maintains insurance for product liability, casualty, property, cybersecurity, business interruption and health claims. Most of the Company’s insurance arrangements include a level of self-insurance. Reserves are established based on the use of current trends and historical data for other claims. These estimates are based on historical information along with certain assumptions about future events.

aa)	Legal costs

Costs associated with the Company’s involvement in legal proceedings are expensed as incurred.

bb)	Net income (loss) per share

Basic net income (loss) per share attributable to stockholder is calculated by dividing the net income (loss) attributable to stockholder by the weighted average number of common shares that were outstanding during the period without consideration of potentially dilutive common stock. Diluted net income (loss) per share attributable to stockholder reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company unless inclusion of such shares would be anti-dilutive.

For periods in which the Company reports net losses, the calculation of diluted net loss per share gives effect to common stock equivalents; however, potential common shares are excluded if their effect is anti-dilutive. The Company reported a net loss for the years ended December 31, 2023, 2022 and 2021, therefore basic net loss per share attributable to stockholder is the same as diluted net loss per share attributable to stockholder for the years ended December 31, 2023, 2022 and 2021.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

cc)	Recently adopted accounting pronouncements

In March 2020, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standard Update (“ASU”) 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, to provide practical expedients and exceptions for applying generally accepted accounting principles to contracts and hedging relationships affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in these ASUs were effective as of March 12, 2020 although temporary relief was provided allowing reporting entities to elect to apply the optional expedients in the guidance through to December 31, 2024. The Company adopted Topic 848 in 2023, and now uses the Secured Overnight Financing Rate (SOFR). The adoption did not have a material impact on the Company’s consolidated financial statements and disclosures.

In October 2021, the FASB issues ASU 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASU 2014-09, Revenue from Contract with Customers (Topic 606). Generally, this ASU results in the acquirer recognizing the contract assets and contract liabilities at the same amounts recorded by the acquiree. Historically, such amounts were recognized by the acquirer at fair value in accordance with acquisition accounting. The ASU is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company early adopted this standard in fiscal 2023 and it did not have a material impact on the Company’s consolidated financial statements and disclosures.

dd)	Recently issued accounting pronouncements – not yet adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU aims to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses with disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. The update also requires disclosure regarding the chief operating decision maker and expands the interim segment disclosure requirements. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact on its financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to enhance the transparency and decision usefulness of income tax disclosures primarily related to the tax rate reconciliation and income taxes paid information. For public companies the amendments in this ASU are effective for annual periods beginning after December 15, 2024 and for all other entities the amendments are effective for annual periods beginning after December 15, 2025. The amendments should be applied on a prospective basis. Early adoption and retrospective application are permitted. The Company does not expect the amendments in this update to have a material impact on its consolidated financial statements and related disclosures.

In 2021, the Organization for Economic Cooperation and Development (“OECD”) released Pillar Two Global Anti-Base Erosion model rules (“Pillar Two Rules”), designed to ensure large corporations are taxed at a minimum rate of 15% in all countries of operation. Although the U.S. and Canada have not yet enacted legislation implementing Pillar Two Rules, other countries where the Company does business have enacted legislation implementing Pillar Two Rules which are effective from January 1, 2024. The Company is continuing to evaluate the Pillar Two Rules and the potential impact on fiscal 2024 and future periods.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Acquisitions

Western Jet Aviation

On February 2, 2023, the Company acquired 100% of the shares of Western Jet Aviation, Inc. (“Western Jet”) for a purchase price of approximately $32.7 million. Western Jet is a certified repair station for business jet maintenance, specializing in Gulfstream aircraft, offering maintenance and interior services, plus heavy avionics support on many business aviation aircraft.

The results of operations of Western Jet have been included in the consolidated financial statements of the Company from February 2, 2023, the closing date of the acquisition. For the period ended December 31, 2023, results of operations included $34.6 million in revenues and $1.8 million net income. Western Jet is reported within our Engine Services segment.

The Company allocated the purchase price based on the fair values of the assets acquired and liabilities assumed at the Western Jet acquisition date as follows:

February 2, 2023
(In thousands)
Cash	$1,379
Accounts receivable	7,022
Contract assets	4,485
Inventories	2,543
Prepaid expenses and other current assets	987
Property, plant and equipment	2,843
Operating lease right of use asset	9,013
Intangible assets	447
Goodwill	23,493
Deferred income taxes	2,812

Total assets acquired	55,024

Accounts payable	1,845
Accrued and other current liabilities	3,254
Contract liabilities	8,220
Current portion operating lease liabilities	1,072
Long-term portion operating lease liabilities	7,941

Total liabilities assumed	22,332

Net assets acquired	32,692
Cash acquired	1,379

Purchase price, net of cash acquired	$31,313

The fair values presented were estimated by management. The fair value of the assets acquired includes accounts receivable of $7.0 million, the gross amount due under contracts is $7.1 million, of which $0.1 million is expected to be uncollectible. The excess of the cost of acquisition over the fair value of the net tangible assets acquired of $23.5 million has been allocated to goodwill. The goodwill recognized is attributable to Western Jet’s market position, quality, customized repairs and reliable turnaround times. Goodwill will not be amortized but will be reviewed annually for impairment. None of the goodwill is expected to be deductible for income tax purposes.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Acquisition related costs of $1.5 million were incurred for the year ended December 31, 2023. These costs are reported in the Consolidated Statements of Operations as “Acquisition related costs”. Such expenses include professional fees and other third-party costs.

The following reflects the pro forma impact of the purchase of Western Jet on the Company’s results of operations giving effect of the transaction if it had taken place on January 1, 2022:

	Year Ended December 31,
	2023	2022
	(In thousands)
	(Unaudited)
Revenue	$4,566,423	$4,185,887
Net loss	(33,372)	(22,111)

EB Airfoils, LLC

On May 12, 2022, the Company acquired 100% of EB Airfoils LLC and Electron Beam Development, LLC (“EB Airfoils”), for total consideration of $19.7 million. EB Airfoils is a leading fan blade, compressor blade and vane maintenance, repair and overhaul provider.

The purchase price consisted of $19.5 million in cash and $0.4 million held in escrow for potential post-closing working capital adjustments. The post-closing working capital adjustments were finalized in the second quarter of 2023 resulting in a decrease of the purchase price of $0.2 million.

The results of operations of EB Airfoils have been included in the consolidated financial statements of the Company from May 12, 2022, the closing date of the acquisition. For the period ended December 31, 2022, results of operations included $6.4 million in revenues and $0.2 million net income. EB Airfoils is reported within our Component Repair Services segment.

The Company allocated the purchase price based on the fair values of the assets acquired and liabilities assumed at the EB Airfoils acquisition date as follows:

May 12, 2022
(In thousands)
Accounts receivable	$2,064
Inventories	133
Prepaid expenses and other current assets	5
Property, plant and equipment	1,694
Operating lease right of use asset	550
Goodwill	17,209

Total assets acquired	21,655

Accounts payable	181
Accrued and other current liabilities	1,243
Current portion operating lease liabilities	168
Long-term portion operating lease liabilities	382

Total liabilities assumed	1,974

Net assets acquired	19,681
Cash acquired	—

Purchase price, net of cash acquired	$19,681

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair values were estimated by management. The fair value of the assets acquired includes gross amounts due under contracts of 2.1 million which all is expected to be collectible. The excess of the cost of acquisition over the fair value of the net tangible assets acquired of $17.2 million has been allocated to goodwill. The goodwill recognized is attributable to EB Airfoil’s market position, quality, customized repairs and reliable turnaround times. Goodwill will not be amortized but will be reviewed annually for impairment. Goodwill is expected to be amortized over 15 years for income tax purposes.

Acquisition related costs of $1.1 million were incurred for the year ended December 31, 2022. These costs are reported in the Consolidated Statements of Operations as “Acquisition related costs”. Such expenses include professional fees and other third-party costs.

The following reflects the pro forma impact of the purchase of EB Airfoils on the Company’s results of operations giving effect of the transaction if it had taken place on January 1, 2021:

	Year Ended December 31,
	2022	2021
	(In thousands)
	(Unaudited)
Revenue	$4,153,664	$3,490,304
Net loss	(20,660)	(27,793)

PTS Aviation, LLC

On December 30, 2021, the Company acquired 100% of PTS Aviation, LLC (“PTS Aviation”), for total consideration of $12.7 million. The purchase price consisted of $9.6 million cash and $3.2 million in deferred payments. PTS Aviation procures and sells commercial turbine parts, leases engines to commercial air transport companies as well as sells aircraft engines.

In addition to the purchase price, the former owners and specified employees of PTS Aviation are eligible to receive up to $7.0 million in cash based on the achievement of specified PTS Aviation annual financial targets for a period from January 1, 2022 to December 31, 2025. The deferred payments and earn-out payment is contingent upon the continued employment with the Company through January 2, 2026, with the earn-out, if earned, to be paid on April 1, 2026. The contingent payment is accounted for as post-combination compensation consideration and will be accrued over the four-year term of the agreement. For the year ended December 31, 2023, $2.8 million was recorded in “Selling, general and administrative expense” in the Consolidated Statements of Operations and as at December 31, 2023, $2.8 million is included in long-term “Other non-current liabilities” in the Consolidated Balance Sheets.

The results of operations of PTS Aviation have been included in the consolidated financial statements of the Company from December 30, 2021, the closing date of the acquisition. PTS is reported within our Engine Services segment.

The Company has allocated the purchase price based on the fair values of the assets acquired and liabilities assumed at the PTS Aviation acquisition date as follows:

December 30, 2021
(In thousands)
Cash and cash equivalents	$2,446
Accounts receivable	504
Inventories	2,670
Prepaid expenses and other current assets	79
Property, plant and equipment	1,452

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 30, 2021
(In thousands)
Operating lease right of use asset	$298
Goodwill	6,265

Total assets acquired	13,714

Accounts payable	298
Accrued and other current liabilities	139
Contract liabilities	230
Current portion operating lease liabilities	107
Long-term portion operating lease liabilities	191

Total liabilities assumed	965

Net assets acquired	12,749
Cash acquired	2,446

Purchase price, net of cash acquired	$10,303

The fair values were estimated by management. The fair value of the assets acquired includes gross amounts due under contracts of $0.5 million of which all is expected to be collectible. The excess of the cost of acquisition over the fair value of the net tangible assets acquired of $6.3 million has been allocated to goodwill. The goodwill recognized is attributable to PTS Aviation’s market position, and quality. Goodwill will not be amortized but will be reviewed annually for impairment. None of the goodwill is expected to be deductible for income tax purposes.

Acquisition related costs of $0.5 million were incurred for the year ended December 31, 2021. These costs are reported in the Consolidated Statements of Operations as “Acquisition related costs”. Such expenses include professional fees and other third-party costs.

The following reflects the pro forma impact of the purchase of PTS Aviation on the Company’s results of operations giving effect of the transaction if it had taken place on January 1, 2020:

Year ended December 31, 2021
(In thousands)
(Unaudited)
Revenue	$3,496,404
Net loss	(27,856)

Asian Surface Technologies Pte. Ltd.

On October 5, 2021, the Company acquired the remaining shares in Asian Surface Technologies Pte. Ltd. (“AST”) for a purchase price of $4.2 million. The acquisition solidified the Company’s engine component repair presence in the Asian region. The acquisition on the non-controlling interest was accounted for as an equity transaction.

Signature Aviation ERO Acquisition

On July 1, 2021, pursuant to a Sale and Purchase Agreement dated February 16, 2021, the Company completed the acquisition of Signature Aviation’s Engine Repair and Overhaul business (“Signature ERO”) together with its direct and indirect subsidiaries by acquiring 100% of the shares of the companies from Signature Aviation PLC for a total consideration of $226.2 million in cash. The Signature ERO Acquisition

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expands the Company’s existing capabilities for providing engine maintenance services as well as brings new platforms to the engine maintenance portfolio. The purchase was financed through a $275.0 million term loan. The results of operations of Signature ERO have been included in the consolidated financial statements of the Company from July 1, 2021. For the period ended December 31, 2021, results of operations included $260.9 million in revenues and $11.8 million net income. Signature ERO is reported primarily within our Engine Services segment.

The Company allocated the purchase price based on the fair values of the assets acquired and liabilities assumed at the acquisition date as follows:

July 1, 2021
(In thousands)
Cash	$5,014
Accounts receivable	59,970
Contract assets	62,034
Inventories	88,461
Prepaid expenses and other current assets	4,079
Income tax receivable	552
Property, plant and equipment	63,749
Operating lease right of use asset	66,994
Intangible assets	22,957
Goodwill	11,963
Deferred income taxes	1,611

Total assets acquired	387,384

Accounts payable	46,084
Other accrued liabilities	34,888
Accrued warranty reserves	2,643
Current portion operating lease liabilities	6,932
Contract liabilities	8,484
Income tax payable	1,226
Long-term portion operating lease liabilities	59,231
Deferred income taxes	1,686

Total liabilities assumed	161,174

Net assets acquired	226,210
Cash acquired	5,014

Purchase price, net of cash acquired	$221,196

The fair values were estimated by management. The fair value of the assets acquired includes accounts receivable of $60.0 million, the gross amount due under contracts is $62.0 million, of which $2.0 million is expected to be uncollectible. The excess of the cost of acquisition over the fair value of the net tangible assets acquired of $12.0 million has been allocated to goodwill. The goodwill recognized is attributable to Signature ERO’s market position, and quality. Goodwill will not be amortized but will be reviewed annually for impairment. None of the goodwill is expected to be deductible for income tax purposes. The identifiable intangible assets primarily consist of OEM authorizations and licenses that have an estimated weighted average useful life of 5 years.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Acquisition related costs of $0.2 million and $7.9 million were incurred for the years ended December 31, 2022 and December 21, 2021, respectively. These costs are reported in the Consolidated Statements of Operations as “Acquisition related costs”. Such expenses include professional fees and other third-party costs.

The following reflects the pro forma impact of the purchase of Signature ERO on the Company’s results of operations giving effect of the transaction if it had taken place on January 1, 2020:

Year ended December 31, 2021
(In thousands)
(Unaudited)
Revenue	$3,730,524
Net income	(38,543)

4	Revenue recognition

Disaggregated revenue

The following table summarizes total revenue by the Company’s segments:

	Year ended December 31,
	2023	2022	2021
	(In thousands)
Revenue:
Engine Services	$4,049,868	$3,723,312	$3,122,927
Component Repair Services	513,416	427,166	356,959

Total revenue	$4,563,284	$4,150,478	$3,479,886

The following table presents revenues from customers that contributed to more than 10% of revenues:

	Year ended December 31,
	2023	2022	2021
Customer A	24.7%	25.6%	26.4%

The Company manages the business in line with its service offerings with and reportable segments, Engine Services and Component Repair Services. The Engine Services segment provides engine and airframe maintenance, repair, overhaul and related services to customers in the Commercial Aerospace, Military & Helicopter, and Business Aviation end markets. The Component Repair Services segment supports the Commercial Aerospace, Military & Helicopter and Other end markets, including marine and land, and oil and gas with engine piece part repair, accessory repair and engine new part manufacturing.

The following table presents revenues from external customers by end market:

	Year ended December 31,
	2023	2022	2021
	(In thousands)
Commercial Aerospace	$2,471,796	$2,250,074	$1,785,311
Military & Helicopter	968,136	884,492	916,848
Business Aviation	968,965	887,008	649,659
Other	154,387	128,904	128,068

	$4,563,284	$4,150,478	$3,479,886

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contract assets and liabilities

The following table provides information about contract assets and contract liabilities from contracts with customers:

	As at December 31,
	2023	2022	Change
	(In thousands)
Contract assets	$811,113	$676,527	$134,586
Less: allowance for credit loss	(700)	(700)	—

Contract assets, net	$810,413	$675,827	$134,586

Contract liabilities	$355,651	$210,078	$145,573

Changes in contract assets and contract liabilities primarily result from the timing difference between our performance of services and payments from customers. The change in contract assets and contract liabilities are primarily driven by an increased volume of business which resulted in an increase in deferred revenue.

Changes in the Company’s contract liabilities were as follows:

	As at December 31,
	2023	2022
Balance, beginning of the year	$210,078	$205,682
Revenue deferred	368,163	132,918
Revenue recognized	(222,590)	(128,522)

Balance, end of the year	$355,651	$210,078

Remaining performance obligations

As of December 31, 2023, the Company had approximately $355.7 million of remaining performance obligations. The Company expects that the majority of contract liabilities will be recognized as revenue over the next 12 months and remainder will be recognized over the next three years. The amount of remaining performance obligations that are expected to be recognized as revenue beyond 12 months, primarily relate to the Company’s long-term engine utilization contracts where the customer payments based on flight hours may differ from the timing of satisfaction of performance obligations. The expected timing of the performance obligations is dependent on the timing of the customer’s maintenance requirements and as such, the timing of the revenue recognition is subject to estimation uncertainty.

5	Accounts receivable, net

Accounts receivable, net is summarized as follows:

	As at December 31,
	2023	2022
	(In thousands)
Accounts receivable	$533,113	$542,915
Less: allowance for credit losses	(14,779)	(12,889)

Accounts receivable, net	$518,334	$530,026

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the beginning and ending allowance for credit losses is as follows:

	As at December 31,
	2023	2022	2021
	(In thousands)
Balance, beginning of the year	$12,889	$10,970	$12,772
Provisions	3,201	3,992	1,253
Write-offs	(1,311)	(2,073)	(3,055)

Balance, end of the year	$14,779	$12,889	$10,970

6	Inventories

Inventories consist of the following:

	As at December 31,
	2023	2022
	(In thousands)
Engine parts	$464,645	$447,448
Aircraft parts	13,196	9,357
Finished goods	2,893	1,183
Work in process	218,063	147,021

Total inventory	$698,797	$605,009

Inventory balances were net of reserves for slow moving, excess or obsolete engine and aircraft parts inventory of $100.3 million as at December 31, 2023 and $97.2 million as at December 31, 2022.

7	Property, plant and equipment, net

Property, plant and equipment consist of the following:

	As at December 31,
	2023	2022
	(In thousands)
Land	$49,329	$49,329
Buildings	148,258	148,214
Machinery and equipment	354,171	317,306
Leasehold improvements	64,945	58,588
Computer equipment and software	15,067	13,898
Rental engines	183,449	174,516

Total property, plant and equipment, gross	815,219	761,851
Less: accumulated depreciation	(293,050)	(225,004)

Property, plant and equipment, net	$522,169	$536,847

The Company’s depreciation expense for all property, plant and equipment, including assets recorded under finance leases, was $70.1 million, $69.3 million, and $65.4 million for the years ended December 31, 2023, December 31, 2022, and December 31, 2021, respectively. Assets that are not yet in use, which totaled $39.3 million and $17.8 million at December 31, 2023 and 2022, respectively, are included in machinery and equipment and are not depreciated. Depreciation expense is included within cost of revenue.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2022, as a result of the Russia-Ukraine conflict, the Company determined that the carrying value of certain rental engines exceeded their fair value and recorded a non-cash impairment charge of $2.2 million to “Cost of revenue” in the Consolidated Statements of Operations. The Company determined that there was no impairment of the long-lived assets during the years ended December 31, 2023 and December 31, 2021.

8	Intangible assets, net

Intangible assets consist of the following:

	As at December 31, 2023
	Gross Carrying Amount	Accumulated Amortization	Net Balance	Weighted-Average Amortization Period Remaining
	(In thousands)			(In years)
Customer relationships	$1,386,276	$(375,529)	$1,010,747	13.7
OEM authorizations and licenses	299,710	(159,227)	140,483	11.8
Trademarks	204,000	(64,646)	139,354	10.3
Technology and other	9,092	(3,949)	5,143	6.2

Total intangible assets	$1,899,078	$(603,351)	$1,295,727	13.1

	As at December 31, 2022
	Gross Carrying Amount	Accumulated Amortization	Net Balance	Weighted-Average Amortization Period Remaining
	(In thousands)			(In years)
Customer relationships	$1,386,276	$(296,260)	$1,090,016	14.6
OEM authorizations and licenses	269,710	(126,269)	143,441	7.5
Trademarks	204,000	(51,047)	152,953	11.3
Technology and other	8,680	(2,994)	5,686	7.5

Total intangible assets	$1,868,666	$(476,570)	$1,392,096	13.5

The Company’s amortization expense was $127.0 million, $126.0 million, and $131.0 million for the years ended December 31, 2023, December 31, 2022 and December 31, 2021, respectively. Amortization of OEM authorizations and licenses is included within cost of revenue and the remainder is presented separately in the consolidated statement of operations.

Estimated amortization expense for each of the five succeeding fiscal years is as follows:

Amortization Expense
(In thousands)
2024	$121,734
2025	121,081
2026	111,496
2027	101,374
2028	99,576

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2022 the Company determined that the carrying value of an OEM license exceeded its fair value and recorded a non-cash impairment charge of $3.6 million to “Cost of revenue” in the Consolidated Statements of Operations.

9	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2023 and December 31, 2022, are as follows:

	Segment
	Engine Services	Component Repair Services	Total
	(In thousands)
Balance, December 31, 2021	$1,201,213	$390,580	$1,591,793
Goodwill acquired	—	17,724	17,724

Balance, December 31, 2022	1,201,213	408,304	1,609,517
Goodwill acquired	23,494	—	23,494
Post-closing adjustment	—	(515)	(515)

Goodwill, December 31, 2023	$1,224,707	$407,789	$1,632,496

During the fourth quarter of 2023, 2022, and 2021 the Company performed its goodwill impairment testing based on a qualitative assessment. Based on the Company’s evaluation of the events, results during the period, and current market conditions, the Company determined that it is more likely than not that the fair value exceeds the carrying amount and, therefore, determined that no impairment had occurred on goodwill and no additional tests were performed.

10	Accrued expenses and other current liabilities

As of December 31, 2023 and 2022, accrued expenses and other current liabilities consisted of the following:

	As at December 31,
	2023	2022
	(In thousands)
Accrued interest	$19,328	$18,677
Lease return provision	16,656	16,557
Warranty reserves	13,704	14,233
Current portion of long-term agreements	11,003	10,706
Fair value of cash flow hedge	3,491	1,069
Other accrued expenses	51,817	50,775

Total accrued expenses and other current liabilities	$115,999	$112,017

Warranty reserves

Reserves are recorded to reflect the Company’s contractual liabilities relating to warranty commitments to customers. Warranty coverage of various lengths and terms is provided to customers depending on standard offerings and negotiated contractual agreements.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in the warranty reserve are summarized and recorded in the Consolidated Balance Sheets within “Accrued expenses and other current liabilities” as follows:

	As at December 31,
	2023	2022	2021
	(In thousands)
Balance, beginning of the year	$14,233	$11,312	$12,693
Accruals for warranties	3,454	3,989	521
Acquired warranty liabilities	—	—	2,643
Warranty claims settled	(3,983)	(1,068)	(4,545)

Balance, end of the year	$13,704	$14,233	$11,312

11	Long-term debt

Long-term debt consists of the following:

	As at December 31,
	2023	2022
	(In thousands)
2023 Term loan facilities	$2,562,125	$—
2019 Term loan facilities	—	2,269,272
2021 Term loan facility	—	275,000
Senior notes	675,468	675,468
Finance leases	20,260	20,606
Other	1,426	1,459

	3,259,279	3,241,805
Less: Current portion	(26,676)	(24,319)
Unamortized discounts	(26,873)	(9,568)
Unamortized deferred finance charges	(33,622)	(43,942)

Long-term debt	$3,172,108	$3,163,976

The Company’s initial Credit Agreement, issued April 4, 2019, provided the Company with an aggregate $2,145.0 million in term loan facilities, comprised of two tranches, referred to as the 2019 Term Loan B-1 Facility and the 2019 Term Loan B-2 Facility (“2019 Term Loan Facilities”), with identical terms, less a 0.5% discount, and a $150.0 million revolving credit facility (“Revolver”). The Company provided as collateral for the Credit Agreement substantially all of the assets of its wholly-owned subsidiaries. The Credit Facilities are secured by a first priority pledge in all of the equity interests of restricted subsidiaries directly owned by the Loan Parties (subject to certain exceptions) and substantially all other assets of the Loan Parties, subject to certain exceptions and permitted liens (the “Term Loan/RCF Priority Collateral”); and a second priority pledge of the ABL Priority Collateral, in each case, subject to certain exceptions and permitted liens. The loan facilities of the initial Credit Agreement matured on April 4, 2026.

On February 12, 2020, the Company amended its Credit Agreement providing an additional $200.0 million incremental term loans. In addition, the amendment reduced the applicable interest margin from the LIBOR rate plus a range of 3.75% to 4.00% to the LIBOR rate plus a range of 3.25% to 3.50%. The original issue discount and deferred charges are amortized over the term of the loan agreement.

On July 1, 2021, the Company amended its Credit Agreement to increase the term loan facilities by $275.0 million in the form of a new tranche (“2021 Term Loan Facility”) less a 3.0% discount. The 2021

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Term Loan Facility bore interest at the LIBOR rate, subject to a LIBOR floor of 1.0%, plus 5.75%. The original issue discount and deferred charges are amortized over the term of the loan agreement. The 2021 Term Loan Facility was due on maturity on April 4, 2026.

On December 22, 2022, the Credit Agreement was amended to replace LIBOR as the Credit Agreement’s reference rate with the Adjusted Term SOFR Rate, which is equal to the Secured Overnight Financing Rate (“SOFR”), plus an adjustment of 0.10%. All other terms of the Company’s Credit Agreement remained unchanged. The 2019 Term Loan Facilities and the 2021 Term Loan Facility bore interest at the SOFR rate, plus an adjustment of 0.10%, plus 3.50%, and SOFR plus an adjustment of 0.10%, subject to a SOFR floor of 1.0%, plus 5.75%, respectively, prior to the August 2023 amendments described below.

On August 24, 2023, the Company amended the Credit Agreement to combine the 2019 Term Loan Facilities and the 2021 Term Loan Facility to 2023 Term Loan Facilities in the amount of $2,575.0 million less a 1.0% discount. The new 2023 Term Loan Facilities comprise two tranches, referred to as the 2023 Term Loan B-1 Facility and Term Loan B-2 Facility, with identical terms that were entered into by subsidiaries of the Company. The new 2023 Term Loan Facilities incur interest at the Term SOFR Rate plus 3.75% to 4.00% or the Base Prime Rate plus 2.75% to 3.00%, maturing on August 24, 2028. As at December 31, 2023, the applicable SOFR rate was 5.46%. All other terms of the Company’s Credit Agreement remained unchanged. As a result of the amendment, both a debt modification and a debt extinguishment arose. The Company recognized $0.8 million in deferred charges related to the 2023 Term Loan Facilities which are recorded as a reduction of long-term debt on the Consolidated Balance Sheets. The Company also recognized a loss on the extinguishment of debt of $6.2 million, representing the write-off of the unamortized deferred finance charges and original issue discount related to the extinguished portion of the 2019 Term Loan Facilities and 2021 Term Loan Facility, while $22.8 million of the unamortized deferred finance charges and original issue discount relating to the modified debt continued to be deferred. In addition, $19.9 million in third party fees related to the modified portion of the 2019 Term Loan Facilities were expensed as these costs did not meet the criteria for deferral.

As at December 31, 2023, the 2023 Term Loan Facilities had an aggregate carrying value of $2,516.0 million, which is net of a $26.9 million discount and $19.2 million of deferred charges. The 2023 Term Loan Facilities are denominated and repayable in installments of approximately $6.4 million per quarter and the remainder due on maturity. The 2023 Term Loan Facilities bore interest at 9.36% as at December 31, 2023.

As at December 31, 2022, the 2019 Term Loan Facilities had an aggregate carrying value of $2,239.8 million, which is net of a $3.9 million discount and $25.5 million of deferred charges. The 2019 Term Loan Facilities and the 2021 Term Facility loan bore interest at 7.92% and 10.17%, respectively, as at December 31, 2022.

On May 1, 2023, the Company amended the Credit Agreement to replace the Revolving Credit Facility with a maturity date of April 4, 2024, with a new revolving facility “2023 Extended Revolving Tranche”, maturing January 2, 2026. All other terms of the Company’s Credit Agreement remained unchanged. As a result of the amendment, the Company recognized an additional $0.2 million in deferred finance charges which are recorded as a reduction of long-term debt on the Consolidated Balance Sheets.

On August 24, 2023, the Company amended the Credit Agreement and extended the maturity date of 2023 Extended Revolving Tranche to May 1, 2028. All other terms of the Company’s Credit Agreement remained unchanged.

As at December 31, 2023 and December 31, 2022, the Revolver had no outstanding loans under this agreement, and $1.5 million and $1.8 million of deferred charges, respectively. The Revolver bears interest at the Adjusted Term SOFR rate plus 3.125% to 3.50%. The applicable rates on borrowing under the credit

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

agreement are based on the Consolidated First Lien Net Leverage Ratio. The Revolver is subject to a maximum Consolidated First Lien Net Leverage Ratio that is tested at the end of any fiscal quarter if the total Revolving Credit Loans outstanding on such date exceed 35.0% of the aggregate amount of all Revolving Credit Commitments.

The Company’s Asset Based Loan (“ABL Credit Facility”) allows the Company to borrow funds based on a calculation derived from its asset base, up to a maximum of $400.0 million (of which up to $75.0 million is available for letters of credit), with (i) an aggregate principal amount of up to $240.0 million available to be borrowed in U.S. Dollars or certain alternative currencies (the “U.S. Commitment”) and (ii) an aggregate principal amount of up to $160.0 million available to be borrowed in U.S. Dollars or Canadian Dollars (the “Canadian Commitment”), in each case, subject to (a) borrowing base availability under the applicable commitment, (b) reallocation of such amounts between jurisdictions in accordance with the terms of the ABL Credit Agreement and (c) certain sub limits for alternative currencies. The asset base used to determine the level of borrowing is the collateral for the ABL Credit Agreement. Amounts borrowed under the ABL Credit Facility may be repaid and reborrowed from time to time.

On May 1, 2023, the Company amended the ABL Credit Facility to replace LIBOR as a reference rate with the Adjusted Term SOFR Rate, which is equal to the Term SOFR rate, plus an adjustment of 0.10%, and the term was extended to May 1, 2028. As a result of the amendment, the Company wrote-off $0.2 million of the unamortized deferred finance charges related to the initial ABL Credit Facility. In addition, the Company recognized $1.8 million in deferred finance charges which are recorded as a reduction of long-term debt on the Consolidated Balance Sheets.

As at December 31, 2023, the Company did not have borrowings under the ABL Credit Facility, and $2.4 million of deferred charges. During the year, $250.0 million was withdrawn and repaid to fund the acquisition of Western Jet, the investment in the OEM license for the LEAP-1A and LEAP-1B engine platforms, and other operating costs. As at December 31, 2022, the Company did not have borrowings under this agreement with $1.5 million of deferred charges. At the Company’s discretion, the borrowings under the ABL bear interest at the Adjusted Term SOFR rate plus 1.50% to 2.00%, Prime Lending Rate plus 0.50% to 1.00%, or the Base Rate on Canadian borrowings plus 0.50% to 1.00%, with the spread dependent on the amount of the borrowing and is subject to certain financial covenants. The ABL Credit Facility is denominated and repayable in U.S. dollars. The ABL Credit Facility is secured by a first priority pledge by the U.S. Loan Parties and the Canadian Loan Parties (collectively, the “Loan Parties”) of all accounts receivable, inventory, engines and certain related assets, deposit accounts and securities accounts (including cash) and investment property (other than equity interests) and all instruments, chattel paper, contracts, guarantees, letters of credit, supporting obligations, documents, commercial tort claims, and general intangibles related to the foregoing, in each case, of the Loan Parties, subject to certain exceptions and permitted liens (the “ABL Priority Collateral”); and a second priority pledge in the Term Loan/RCF Priority Collateral.

The ABL Credit Facility has an annual commitment fee of 0.250% to 0.375% based on the excess availability of the credit agreement. The ABL Credit Facility contains financial covenants which must be calculated immediately prior to or during the continuance of a trigger period. The trigger period is a period where borrowing availability is less than the greater of 10% of the line cap and $30.0 million. The net ABL Credit Facility borrowing availability was $379.4 million as at December 31, 2023 and $391.5 million as at December 31, 2022.

In addition, senior unsecured notes (the “Senior Notes”) were issued with an interest rate of 10.0%, maturing on April 4, 2027. As at December 31, 2023, the Senior Notes had a carrying value of $665.0 million, which is net of $10.4 million of deferred charges and as at December 31, 2022 the Senior Notes had a carrying value of $661.8 million, which is net of $13.6 million of deferred charges. The

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

deferred charges are amortized over the term of the indenture using the straight-line method, which approximates the effective interest rate method.

The Senior Notes were issued on April 4, 2019 at a principal amount of $640.0 million. On April 4, 2020, the Company elected to defer payment on 100% of the accrued interest at 11% per annum, increasing the principal amount to $657.8 million. On July 4, 2020, the Company elected to defer payment on 50% of the accrued interest at 10.5% per annum, increasing the principal amount to $666.5 million. On October 4, 2020, the Company elected to defer the payment on 50% of the accrued interest at 10.5% per annum, increasing the principal amount to $675.5 million. The Senior Notes may be redeemed in whole or in part at a premium that will decrease over time plus accrued and unpaid interest to, but not including, the date of redemption. The Senior Notes are guaranteed on a senior basis by all of the Company’s domestic subsidiaries that provide guarantees under the Company’s senior credit agreements.

The Company’s weighted average interest rate of borrowings under its senior credit agreements was 9.1% for the year ended December 31, 2023 and 6.5% for the year ended December 31, 2022.

Certain of these agreements contain non-financial covenants that restrict both the Company’s ability to raise additional financings in the future and the Company’s ability to pay dividends.

As at December 31, 2023, the amounts of the long-term debt payable for the years ending on December 31 are as follows:

	Finance Leases	Debt	Total
	(In thousands)
2024	$1,786	$25,839	$27,625
2025	1,712	25,874	27,586
2026	1,660	26,964	28,624
2027	1,655	701,217	702,872
2028	1,645	2,459,125	2,460,770
Thereafter	23,653	—	23,653

Total	32,111	3,239,019	3,271,130
Amount representing interest	(11,851)	—	(11,851)
Unamortized discounts	—	(26,873)	(26,873)
Unamortized deferred finance charges	—	(33,622)	(33,622)

Total long-term debt	$20,260	$3,178,524	$3,198,784

12	Leases

Lease costs consist of the following:

	Year ended December 31,
	2023	2022	2021
	(In thousands)
Finance lease expense
Amortization	$1,377	$1,374	$1,373
Interest expense	939	986	1,048
Operating lease expense	30,311	28,802	25,344
Short term lease expense	1,978	2,072	2,668

	$34,605	$33,234	$30,433

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The impact of leasing on the Consolidated Balance Sheets consists of the following:

	Classification on the	Year Ended December 31,
	Consolidated Balance Sheets	2023	2022
		(In thousands)
Assets
Finance lease assets	Property, plant and equipment, net	$21,543	$22,920
Operating lease assets	Operating lease right of use asset, net	168,513	172,791

Total lease assets		$190,056	$195,711

Current liabilities
Finance lease liabilities	Current portion of long-term debt	$837	$795
Operating lease liabilities	Operating lease liabilities	17,040	15,322

Non-current liabilities
Finance lease liabilities	Long-term debt	19,423	19,811
Operating lease liabilities	Long-term operating lease liabilities	159,482	164,042

Total lease liabilities		$196,782	$199,970

Supplemental cash flow information related to leases consisted of the following:

	Year Ended December 31,
	2023	2022
	(In thousands)
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	$26,874	$25,898
Operating cash flows from finance leases	939	986
Financing cash flows from finance leases	807	781
Right of use assets obtained in exchange for lease liabilities:
Operating lease right of use asset	4,530	6,823
Finance lease asset	—	68

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future minimum operating lease payments consist of the following for the twelve months ending December 31:

Operating Leases
(In thousands)
2024	$26,687
2025	23,677
2026	20,313
2027	19,713
2028	19,199
Thereafter	167,274

Total future minimum payments	276,863
Less imputed interest	(100,341)

Present value of minimum payments	$176,522

Weighted average remaining lease term and borrowing rate consisted of the following:

	December 31, 2023		December 31, 2022
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
	(In thousands)
Weighted average remaining lease term (in years)	16.4	20.3	17.4	21.1
Weighted average borrowing rate	5.8%	4.7%	5.6%	4.7%

13	Income taxes

The components of the income tax expense (benefit) for continuing operations are as follows:

	Year ended December 31,
	2023	2022	2021
	(In thousands)
Current
Domestic	$37,333	$40,405	$24,678
Foreign	22,732	18,485	18,785

Total current	60,065	58,890	43,463

Deferred
Domestic	(17,238)	(14,742)	(57,402)
Foreign	(2,647)	(1,152)	167

Total deferred	(19,885)	(15,894)	(57,235)

Income tax expense (benefit)	$40,180	$42,996	$(13,772)

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income (loss) from continuing operations before taxes for U.S. and foreign operations are as follows:

	Year ended December 31,
	2023	2022	2021
	(In thousands)
Domestic	$(105,986)	$(79,328)	$(128,154)
Foreign	111,105	101,324	83,392

Income (loss) from continuing operations before income taxes	$5,119	$21,996	$(44,762)

Accumulated other comprehensive income (loss) as at December 31, 2023 and December 31, 2022 has been reported net of a $2.4 million deferred tax asset and a $2.7 million deferred tax liability, respectively.

The Company has the intent and ability to assert that undistributed foreign earnings are indefinitely or “permanently” reinvested outside the U.S. The Company is aware that there may be withholding taxes on an actual distribution of the undistributed foreign earnings. If the undistributed earnings were not considered permanently reinvested, deferred tax liabilities would have been provided for any applicable income taxes and withholding taxes payable in various countries, which would not be significant. A determination of the unrecognized deferred tax liabilities on the other outside basis differences reinvested indefinitely at December 31, 2023 is not practicable due to the complexities in the calculations.

The items accounting for the difference between income taxes computed at the U.S. statutory rate and the expense (benefit) for income taxes for continuing operations are as follows:

	Year ended December 31,
	2023	2022	2021
	(In thousands)
Income tax expense (benefit) at the U.S. statutory rate, 21%	$1,075	$4,619	$(9,400)
State taxes, net	1,175	1,418	724
Effect of foreign tax rates	(5,325)	(2,940)	(326)
GILTI	7,919	6,452	5,184
Effect of change in tax rates	4,193	1,572	(42,807)
Non-taxable income	(431)	(221)	(420)
Non-deductible expenses	5,698	5,869	5,426
Valuation allowance	31,854	29,514	29,710
Tax credits	—	120	75
Adjustments in respect of prior years	(5,509)	(3,072)	(1,310)
Other, net	(469)	(335)	(628)

Income tax expense (benefit)	$40,180	$42,996	$(13,772)

The Company has adopted a position of indefinitely reinvesting earnings in its foreign operations. Despite the Company’s position of indefinitely reinvesting earnings in its foreign operations, the Tax Cuts and Jobs Act of 2017 made significant changes to the way U.S. multinationals’ foreign profits are taxed. Global Intangible Low Tax Income (“GILTI”), was introduced as an outbound anti-base erosion provision.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income tax assets (liabilities) consist of the following:

	As at December 31,
	2023	2022
	(In thousands)
Deferred tax assets consist of the following:
Deferred finance charges	$2,322	$—
Inventory reserve	12,927	5,829
Other	19,191	25,968
Disallowed business interest expense	163,739	143,750
Operating lease liability	40,894	40,439
Pension	3,632	—
Tax losses carried forward	15,055	13,208

Deferred tax assets, before valuation allowance	257,760	229,194
Valuation allowance	(94,812)	(62,958)

Deferred tax assets	162,948	166,236

Deferred tax liabilities consist of the following:
Deferred finance charges	—	(1,751)
Property, plant and equipment	(36,824)	(25,851)
Intangible assets	(244,076)	(286,225)
Operating lease right of use asset	(53,314)	(53,242)
Other	(6,309)	(4,543)

Deferred tax liabilities	(340,523)	(371,612)

Net deferred tax liability	$(177,575)	$(205,376)

Changes to the Company’s valuation allowance are as follows:

	As at December 31,
	2023	2022	2021
	(In thousands)
Balance, beginning of the year	$62,958	$33,444	$3,734
Additions charge to income tax expense	31,953	29,514	29,710
Reductions credited to income tax expense	(99)	—	—

Change in valuation allowance	31,854	29,514	29,710

Balance, end of the year	$94,812	$62,958	$33,444

The total increase in valuation allowance was $31.9 million, $29.5 million and $29.7 million for the years ending December 31, 2023, 2022 and 2021, respectively. A “more likely than not” criterion is applied when evaluating the realizability of a deferred tax asset. A valuation allowance of $94.8 million as at December 31, 2023 and $62.9 million as at December 31, 2022 has been recorded against the foreign net operating losses in various countries and U.S. Section 163(j) interest expense carryforwards as the Company has determined that it is more likely than not that the amount of the deferred tax assets will not be realized. A portion of the foreign losses may be carried forward indefinitely, as well as the U.S. Section 163(j) limitation. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, available taxes in the carryback periods, projected future taxable income and tax planning strategies in making this assessment.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the tax provision. As at December 31, 2023 and December 31, 2022, the Company has no liability recorded for the payment of interest and penalties, and has not included an amount in the current year’s tax provision.

Unrecognized tax benefits were nil as at December 31, 2023 and December 31, 2022. It is expected that the amount of unrecognized tax benefits will not change in the next 12 months.

The Company files a U.S. federal income tax return as part of a consolidated group as well as income tax returns in various states and other foreign jurisdictions. The Company is open to examination in the U.S. and Canada for 2019 onward. Generally, for the remaining tax jurisdictions, years from 2018 onward are still open to examination.

14	Commitments and contingencies

Commitments

The Company has future contractual commitments of $38.7 million as at December 31, 2023 and $7.3 million as at December 31, 2022 for capital commitments. The aggregate amount of future contractual commitments due in each of the next five fiscal years is $36.8 million in 2024, $0.7 million in 2025, $0.5 million in 2026, $0.4 million in 2027 and $0.3 million in 2028.

The Company entered into a building lease agreement that has not yet commenced as at December 31, 2023. The lease is for 15 years with future lease payments estimated to total approximately $16.5 million.

Contingent liabilities

The Company is involved, from time to time, in legal actions and claims arising in the ordinary course of business. Although predicting the outcome of legal actions and claims is difficult, based on current knowledge and consultation with legal counsel, the Company does not expect the outcome of these matters, either individually or in aggregate, to have a material adverse effect on the Company’s consolidated financial position.

From time to time, the Company enters into contracts that contain liquidated damage provisions, which provide for the payment of damages to the Company’s customers in the event of non-compliance with certain contractually-specified terms and conditions. The Company evaluates its exposure to these provisions on a contract-by-contract basis, and records provisions for such contractual provisions when it has been determined that a loss is probable and estimable. As at December 31, 2023 and December 31, 2022 the provision is nominal.

The Company has facilities that are located on land that has been used for industrial purposes for an extended period of time. The Company has not been named as a defendant to any environmental suit. Management believes that the Company is currently in substantial compliance with environmental laws. The Company incurs capital and operating costs relating to environmental compliance on an ongoing basis. The Company does not believe it will be required under existing environmental laws to expend amounts that would have a material adverse effect on its financial position or results of operations as a whole.

15	Guarantees

The Company issues letters of credit, performance bonds, bid bonds or guarantees in the ordinary course of business. These instruments are generally issued in conjunction with contracts or other business requirements. The total of these instruments outstanding was approximately $25.2 million and $13.8 million as at December 31, 2023 and December 31, 2022, respectively.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16	Related party transactions

The Company entered into a consulting agreement with Carlyle Investment Management L.L.C. (“Carlyle”), and Beamer Investment Inc. (“Beamer”), an affiliate of GIC Private Limited pursuant to which Carlyle and Beamer (“Consultants”) provide certain management, advisory and consulting services in relation to, among other things, development and execution of business strategy, analysis of industries and markets, acquisition and disposition strategy, business due diligence, business integration and other matters relating to the strategic and financial management of the business. The agreement will remain in effect for as long as (i) the Consultants own, directly or indirectly, at least 10% of the outstanding voting securities of the Company and (ii) a representative of the Consultant serves as a member of the board of directors or similar governing body of the Company. The agreement may be terminated at any time by written notice to the Company from the Consultant. Pursuant to this agreement, and subject to certain conditions, the Company pays Carlyle an annual fee of $2.4 million and pays Beamer an annual fee of $0.6 million payable in quarterly installments. Other services provided, other than consulting services can result in additional fees, and the Company will reimburse customary out-of-pocket expenses. Certain of the Company’s directors are also employees of Carlyle.

The Company expensed $3.0 million for each of the years ending December 31, 2023, December 31, 2022 and December 31, 2021 for the advisory and consulting services, as well as an additional $1.2 million during the year ended December 31, 2023 for arrangement fees paid under the credit agreement amendment. The Company has a $0.1 million advance as at December 31, 2023 and had an outstanding payable of $0.1 million as at December 31, 2022 for related party consulting services.

17	Employee benefit plans

Defined contribution pension plans

The Company has several defined contribution plans covering substantially all of its employees. Costs for the defined contribution plans were $21.8 million, $19.5 million, and $16.4 million for the years ended December 31, 2023, December 31, 2022, and December 31, 2021, respectively.

Defined benefit pension plans

The Company maintains defined benefit plans for certain employees in the United Kingdom and France.

In the United Kingdom, the Company maintains two defined benefit schemes which provide both pensions in retirement and death benefits to members. Pension benefits are related to the member’s final salary at retirement (or their career average revalued salary) and their length of service. The main scheme is the Vector Aerospace International Limited Pension Scheme (the “Scheme”). The other defined benefit scheme is the Vector Aerospace 1998 Pension Plan (the “Plan”). The Scheme and Plan are generally closed for new members, who participate in a separate defined contribution plan.

In France, the defined benefit plan is a government-mandated defined obligation that provides employees with retirement indemnities in the form of lump sums on the basis of the length of service and employee compensation levels. The plan is unfunded and benefits are paid when amounts become due, commencing when participants retire. Actuarial gains and losses of the year for long service awards are immediately recognized in the Consolidated Statements of Operations.

An actuarial valuation of the defined benefit plans was prepared as at December 31, 2023 and December 31, 2022.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the funded status of the United Kingdom and France defined benefit pension plans as follows:

	December 31, 2023		December 31, 2022
	France	United Kingdom	France	United Kingdom
	(In thousands)
Fair value of plan assets, beginning of year	$—	$67,423	$—	$155,913
Actual return on assets	—	113	—	(74,976)
Company contribution	—	3,395	—	4,025
Benefits paid	—	(3,135)	—	(2,226)
Foreign exchange	—	3,806	—	(15,313)

Plan assets, end of year	$—	$71,602	$—	$67,423

Projected pension obligation, beginning of year	$(2,758)	$(68,870)	$(4,065)	$(121,900)
Service costs	(135)	—	(148)	—
Interest costs	(83)	(3,314)	(55)	(2,086)
Actuarial gains (losses)	(28)	(2,681)	444	40,623
Benefits paid	303	3,135	326	2,226
Foreign exchange	(105)	(3,948)	740	12,267

Projected pension obligation, end of year	(2,806)	(75,678)	(2,758)	(68,870)

Underfunded status, end of year	$(2,806)	$(4,076)	$(2,758)	$(1,447)

The accumulated benefit obligation for all defined benefit pension plans was $73.5 million and $67.3 million at December 31, 2023 and December 31, 2022.

	December 31, 2023		December 31, 2022
	France	United Kingdom	France	United Kingdom
	(In thousands)
Accumulated benefit obligation, end of year	$—	$73,510	$—	$67,283
Accumulated benefit obligation, beginning of year	—	67,283	—	118,386

Amounts recognized in the Consolidated Balance Sheets consist of $6.9 million as at December 31, 2023 and $4.2 million as at December 31, 2022 in Other non-current liabilities.

Amounts recognized in accumulated other comprehensive (loss) income consist of the following amounts:

	As at December 31,
	2023	2022
	(In thousands)
Cumulative gross unrecognized net actuarial (loss) gain	$(4,348)	$1,677
Related tax impact	1,092	(387)

Total included in accumulated other comprehensive income (loss)	$(3,256)	$1,290

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The net periodic benefit cost charged to the Consolidated Statements of Operations includes the following components:

	Year ended December 31
	2023	2022	2021
Service cost	$135	$148	$209
Interest cost	3,397	2,141	2,114
Expected return on plan assets	(3,207)	(3,390)	(3,497)
Amortization of net (gain) loss	(78)	(655)	(3)

	$247	$(1,756)	$(1,177)

The principal long-term assumptions on which the valuation was based are as follows:

	France	United Kingdom	France	United Kingdom
	2023	2023	2022	2022
Discount rate to determine benefit obligations	3.25%	4.55%	3.10%	4.77%
Discount rate – to determine net periodic benefit cost	3.10%	4.77%	1.00%	1.90%
Compensation growth rate	3.00%	3.71%	3.00%	3.80%
Expected return on plan assets – Scheme	n/a	4.83%	n/a	4.57%
Expected return on plan assets – Plan	n/a	4.79%	n/a	4.68%

The United Kingdom defined benefit plan assets are held in trust by the Trustees. The Trustees determine the investment strategy for the plan assets after taking advice from investment advisers and consulting with the Company. The assets chosen are invested in a diverse portfolio of investments in order to reduce investment risk. The allocation of investments is likely to change as a result of a range of factors such as changes in market conditions and the expected returns and risks. The current investment strategy includes target allocations for plan assets of approximately 22% to 27% of investments for liquid growth, 16% to 21% of alternative assets and 52% to 62% for liability-driven investing with a wide diversification of asset types and fund strategies. The Trustees recognize a number of risks involved in the investment of the plan assets and monitor and manage these risks on a regular basis, including through the use of derivatives, which are permitted within the investment strategy.

The Company has an established and well-documented process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. The authoritative literature establishes a three-level hierarchy to prioritize the inputs used in measuring fair value. The levels within the hierarchy are described in the table below with Level 1 having the highest priority and Level 3 having the lowest. The Net Asset Value (NAV) is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for the investments measured at fair value

•	Cash - Cash is valued at the amount held on deposit by the custodian bank and is classified as Level 1 of the valuation hierarchy.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•

Equity and fixed income funds - these funds are valued at the closing NAV values supplied by the fund managers at the reporting date based on the fair value of the underlying investments of the funds and are classified within Level 2 of the fair value hierarchy unless the determination of fair value of the underlying investments within the funds requires significant unobservable data in which case the funds are classified as Level 3 of the valuation hierarchy.

•

Real estate and property funds - the NAV of these funds are valued based on appraisals of the underlying real estate investments. Such appraisals involve significant judgments with respect to estimates and assumptions and as a result these funds are classified within Level 3 of the valuation hierarchy

•	Hedge funds - the NAV of these funds are valued using observable inputs including interest rate curves, credit spreads and volatilities and are classified within Level 2 of the valuation hierarchy

•	Other assets - These investments are priced based on unobservable inputs and are classified as Level 3 of the valuation hierarchy.

The fair value of plan assets for the United Kingdom defined benefit plans by major category were as follows:

	As at December 31, 2023
	Level 1	Level 2	Level 3	Total
	(In thousands)
Cash	$165	$—	$—	$165
Equity funds:
International equities	—	7,321	—	7,321
Emerging market equities	—	913	—	913
Fixed income funds:
U.S. and international government bonds	—	32,944	—	32,944
Corporate bonds	—	13,892	3,658	17,550
Emerging market bonds	—	2,185	—	2,185
Real estate and property funds	—	—	7,859	7,859
Hedge funds	—	1,356	—	1,356
Other funds	—	—	1,309	1,309

Fair value of pension assets	$165	$58,611	$12,826	$71,602

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of plan assets for the United Kingdom defined benefit plans by major category were as follows:

	As at December 31, 2022
	Level 1	Level 2	Level 3	Total
	(In thousands)
Cash	$2,571	$—	$—	$2,571
Equity funds:
International equities	—	6,609	—	6,609
Emerging market equities	—	258	—	258
Fixed income funds:
U.S. and international government bonds	—	31,038	—	31,038
Corporate bonds	—	10,241	5,969	16,210
Emerging market bonds	—	2,133	—	2,133
Real estate and property funds	—	—	5,396	5,396
Hedge funds	—	1,802	—	1,802
Other funds	—	—	1,406	1,406

Fair value of pension assets	$2,571	$52,081	$12,771	$67,423

The following table represents the reconciliation of the Level 3 pension assets measured at fair value:

	Corporate Bonds funds	Real Estate and Property funds	Other funds	Total
	(In thousands)
Balance, December 31, 2021	$6,933	$6,195	$1,585	$14,713
Purchases	—	346	2	348
Sales	—	(720)	(18)	(738)
Change in market value	(226)	235	4	13
Foreign exchange	(738)	(660)	(167)	(1,565)

Balance, December 31, 2022	5,969	5,396	1,406	12,771
Purchases	—	2,612	4	2,616
Sales	(3,268)	(199)	(9)	(3,476)
Change in market value:	620	138	(559)	199
Foreign exchange	337	(88)	467	716

Balance, December 31, 2023	$3,658	$7,859	$1,309	$12,826

The Company Expects to contribute $2.7 million to its pension plan in 2024.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future estimated benefit payments over the next 10 years from the United Kingdom and France defined benefit plans for the years ending December 31 and thereafter are as follows (in thousands) :

2024	$2,756
2025	2,650
2026	2,999
2027	3,358
2028	3,628
Thereafter (2029-2033)	18,815

Total	$34,206

18	Stock-based compensation

Class B Units

Certain U.S. based management, employees and non-employee directors will be granted Class B units in Dynasty Parent Holdings, L.P. (the “Partnership”). The Partnership conducted no operations and was formed for the purpose of purchasing 100% interest of the Company. The Partnership has two classes of Partners: 96% Class A Partners representing initial investors and 4% Class B Partners representing certain management, employees and non-employee directors.

Certain management and employees will be granted options which entitles them to purchase shares in Dynasty Parent Co., Inc. The Class B units and options generally vest 50% based on the holder’s continued employment (“Time-Based”) and 50% based on the achievement of specified performance based measures (“Performance-Based”) and subject to continued employment. Time-Based units and options vest immediately prior to the date of a liquidity event, subject to continued employment from the grant date through the date of the liquidity event. The Performance-Based units and options shall become eligible to vest subject to the achievement of certain performance measures. The eligible Performance-Based units and options vest immediately prior to the date of a liquidity event subject to continued employment from the grant date through the date of the liquidity event.

All Class B units and options are considered equity classified awards. Because the Class B units and options do not vest until a liquidity event, compensation expense will be recorded at the time of the liquidity event. When compensation is recognized it will be based on the grant-date fair value of the awards up to an amount of $24.4 million if performance targets are met.

The Company uses an option pricing model to estimate the fair value of the Class B units and options. The fair value was determined by considering the ownership percentage in the Partnership, the preference of the Class A units and a discount for lack of marketability. The following assumptions for the option pricing model were used in determining the fair value of the Class B units at the initial grant date of April 4, 2019:

Risk free interest rate	1.84%
Expected volatility	37.50%
Expected time to liquidity	4.5 years
Dividend yield	0.00%
Discount for lack of marketability	30.0%

The Company has historically been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, the Company estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies over look-back period similar to the

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expected term and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Class B unit awards and stock option awards is the period of time for which the Class B unit awards and the stock option awards are expected to be outstanding until exercise and considers time until an anticipated liquidity event. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. In addition, the Company considered Class B units to be junior securities, without the same rights as Class A units of the Partnership, as such the 30% discount was applied for lack of marketability associated with the expected holding period of Class B units.

The calculation of the fair value of awards also requires an estimate of the Company’s equity value. As the Company historically has been a privately held company with no trading history for its common stock to date, the estimated fair value of the Company’s common stock has been determined by the Board of Directors, with input from management and valuations by third-party specialists. To determine the fair value, the Board of Directors considered most recently available third-party valuations of common stock and an assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. Additional factors include, among others, the nature and history of the Company’s business; the Company’s stage of development and commercialization; external market conditions; valuations of the Company’s industry peers; and the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company. These third-party valuations are performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The third-party common stock valuations are prepared using the market approach.

19	Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value into the following hierarchy are determined as follows:

Level 1 -	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 -

Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 -	Unobservable inputs for the asset or liability.

For cash and cash equivalents, accounts receivable, income taxes receivable and accounts payable, the fair value approximates the carrying value due to the short maturity periods of these financial instruments. For long-term borrowings, the fair value is measured using Level 2 market values.

The interest rate swaps, interest rate caps and foreign exchange contracts are carried at fair value in the Consolidated Balance Sheets. The fair value measurement is classified within Level 2 of the fair value hierarchy, as the inputs to the derivative pricing model are generally observable and do not contain a high level of subjectivity. The fair value of the interest rate agreements are estimated using industry standard valuation models using market-based observable inputs.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the carrying amounts and fair values of financial instruments:

			As at December 31, 2023		As at December 31, 2022
	Balance Sheet Classification	Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
			(In thousands)
Assets:
Interest rate swaps	Prepaid expenses and other current assets	2	$7,197	$7,197	$13,071	$13,071
Interest rate swaps	Other non-current assets	2	—	—	2,442	2,442
Foreign exchange contracts	Prepaid expenses and other current assets	2	922	922	—	—

Total assets			$8,119	$8,119	$15,513	$15,513

Liabilities:
Interest rate swaps	Other non-current liabilities	2	$1,379	$1,379	$—	$—
Interest rate caps	Accrued expenses and other current liabilities	2	3,491	3,491	1,068	1,068
Interest rate caps	Other non-current liabilities	2	9,015	9,015	4,066	4,066
Foreign exchange contracts	Accrued expenses and other current liabilities	2	—	—	490	490
Long-term debt, including current portion:
2019 Term Loan Facilities	(1)	2	—	—	2,239,830	2,130,974
2021 Term Loan Facility	(1)	2	—	—	267,938	261,240
2023 Term Loan Facilities	(1)	2	2,515,996	2,562,125	—	—
Senior Notes	(1)	2	665,038	675,468	661,829	675,468

Total liabilities			$3,194,919	$3,251,478	$3,175,221	$3,073,306

(1)	The carrying amount of debt instruments is presented net of the debt issuance costs, premium and discount. Refer to Note 8, “Debt”, for gross carrying amounts

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The gains (losses) on the Company’s derivative instruments were as follows:

		Year Ended December 31,
	Statement of Operations Classification	2023	2022	2021
		(In thousands)
Amount of gain (loss) recognized in net income (loss):
Interest rate swaps	Interest expense	$18,956	$(7,252)	$(24,051)
Interest rate caps	Interest expense	(625)	(27)	—
Foreign exchange contracts	Selling, general and administrative expense	265	(420)	(79)

Total gain (loss) in net income (loss)		$18,596	$(7,699)	$(24,130)

Amount of gain (loss) recognized in other comprehensive income (loss):
Interest rate swaps	Cash flow hedge gain (loss)	$7,851	$30,750	$3,583
Interest rate caps	Cash flow hedge gain (loss)	(7,686)	(5,384)	—
Foreign exchange contracts	Cash flow hedge gain (loss)	1,677	(973)	(15)

Total gain (loss) recognized in other comprehensive income (loss)		$1,842	$24,393	$3,568

Fair value of pension assets and obligations as of December 31, 2023 and 2022 are disclosed in Note 17.

20	Derivatives and hedging

The Company is exposed to, among other things, the impact of changes in interest rates and foreign currency exchanges rates in the normal course of business. The Company’s objective in risk management is to utilize interest rate derivatives to add stability to interest expense and manage its exposure to interest rate movements, and utilize foreign exchange rate derivatives to add stability to foreign exchange expense and manage its exposure to exchange rate movements. To accomplish this objective, the Company primarily uses (i) interest-rate swaps and interest-rate caps as part of its interest rate risk management strategy and (ii) foreign currency forward contracts to protect against the foreign currency exchange rate risk inherent on forecasted transactions.

The Company uses derivative financial instruments only to the extent necessary to hedge identified business risks and does not enter into such transactions for trading purposes.

Interest-rate swap and interest-rate cap agreements

Interest-rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest-rate caps designated as cash flow hedges involve payment of a fixed premium to a counterparty in exchange for the company receiving a SOFR cap over the life of the agreement without exchange of the underlying notional amount.

During the years ended December 31, 2023, and December 31, 2022 such derivatives were used to hedge the variable cash flows associated with its long-term debt agreements.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tables below summarize the key terms of the interest-rate swap and interest-rate cap agreements:

Interest-rate swap agreements:

Aggregate Notional Amount	Effective Date	Maturity Date	Interest - Rate
(In thousands)
$500,000 (1)	June 28, 2019	March 27, 2024	Average fixed SOFR rate of 2.41% (2)
400,000	March 31, 2023	December 31, 2025	Fixed SOFR rate of 3.71%

(1)	The original interest-rate swap agreement, had an initial notional amount of $1,000.0 million, decreasing to $750.0 million on March 31, 2022, and to $500.0 million on March 31, 2023.
(2)	The interest rate was amended on June 29, 2023 from LIBOR (2.47%) to SOFR (2.41%)

Interest-rate cap agreements:

Aggregate Notional Amount	Effective Date		Maturity Date	Interest - Rate
(In thousands)
$1,000,000	March 31, 2023	(3)	September 30, 2025	Capped SOFR rate of 4.45% (4)
$1,500,000	September 30, 2025		December 31, 2026	Capped SOFR rate of 5.00%

(3)

The original interest-rate cap agreement, dated November 30, 2022, has an initial notional amount of $500.0 million, increasing to $1,000.0 million on March 31, 2023, and will again increase to $1,500.0 million on March 28, 2024

(4)	The interest rate was amended on June 29, 2023 from LIBOR (4.50%) to SOFR (4.45%)

The amounts shown in the table below represent the gross amounts of recognized assets and liabilities, the amounts offset in the Consolidated Balance Sheets and the net amounts of assets and liabilities presented therein:

	As at December 31, 2023		As at December 31, 2022
	Asset	Liability	Asset	Liability
	(In thousands)
Interest-rate swap agreements	$7,197	$1,379	$15,513	$—
Interest-rate cap agreements	—	12,506	—	5,134

Net derivatives as classified in the consolidated balance sheets (1)	$7,197	$13,885	$15,513	$5,134

(1)	Refer to Note 19, “Fair Value Measurements”, for the Consolidated Balance Sheets classification of the Company’s interest-rate swap and cap agreements.

For the interest-rate swaps, differences between the hedged interest rate and the fixed rate are recorded as interest expense in the Consolidated Statements of Operations in the same period that the related interest is recorded for the Company’s long-term debt agreements.

For the interest-rate caps, monthly premiums and differences received between the hedged interest rate and the interest rate cap are recorded to interest expense in the Consolidated Statements of Operations in the same period that the related interest is recorded for the Company’s long-term debt agreements.

Foreign currency forward exchange contracts

The Company has operations in Canada, as well as other countries outside of North America, and consequently the Consolidated Balance Sheets can be affected by movements in exchange rates for limited

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

balances denominated in foreign currency. Currency exposures can also arise from certain revenue and purchase transactions denominated in foreign currencies, primarily payroll costs which are in local currencies.

The Company enters into short term foreign exchange contracts throughout the year designated as a cash flow hedge to manage the exposure to changes in the exchange rate on its Canadian and United Kingdom payroll costs, requiring the Company to buy a notional amount of Canadian dollars and British Pounds Sterling. The contracts require the Company to buy a notional amount of the foreign currency at a set rate weekly from a reference date to maturity date, or until a maximum value is reached.

21	Government grants

In response to COVID-19, various government programs were announced to provide financial support for affected businesses. The Company recognized wage subsidies totaling $2.4 million and $2.8 million during the years ended December 31, 2022, and December 31, 2021, respectively. The Company received no financial support from government programs during the year ended December 31, 2023.

The subsidies are recorded as “Other income” in the Consolidated Statements of Operations. As at December 31, 2022, $1.8 million was recorded as receivable in “Prepaid expenses and other current assets” in the Consolidated Balance Sheets.

22	Accumulated other comprehensive income (loss)

Comprehensive income (loss) includes all non-stockholder changes in equity. The changes in accumulated other comprehensive income (loss) by component is as follows:

	Interest Rate Hedges	Foreign Exchange Hedge	Foreign Currency Translation	Employee Benefit Plan	Total
		(In thousands)
Balance, December 31, 2020	$(38,244)	$—	$654	$(1,432)	$(39,022)

Other comprehensive gain (loss) before reclassifications, net of income tax	2,490	(12)	(362)	30,497	32,613
Amounts reclassified from accumulated other comprehensive income (loss)	19,341	58	—	(3)	19,396

Net other comprehensive income (loss)	21,831	46	(362)	30,494	52,009

Balance, December 31, 2021	$(16,413)	$46	$292	$29,062	$12,987

Other comprehensive gain (loss) before Reclassifications, net of income tax	20,040	(711)	(308)	(27,117)	(8,096)
Amounts reclassified from accumulated other comprehensive income (loss)	5,750	307	—	(655)	5,402

Net other comprehensive income (loss)	25,790	(404)	(308)	(27,772)	(2,694)

Balance, December 31, 2022	$9,377	$(358)	$(16)	$1,290	$10,293

Other comprehensive gain (loss) before Reclassifications, net of income tax	(267)	1,224	383	(4,468)	(3,128)
Amounts reclassified from accumulated other comprehensive income (loss)	(13,856)	(193)	—	(78)	(14,127)

Net other comprehensive income (loss)	(14,123)	1,031	383	(4,546)	(17,255)

Balance, December 31, 2023	$(4,746)	$673	$367	$(3,256)	$(6,962)

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23	Net loss per share

The following table summarize the computation of basic and diluted net loss per share attributable to the stockholder:

	Year Ended December 31,
	2023	2022	2021
	(In thousands, except per share figures)
Numerator for earnings per share:
Net loss	$(35,061)	$(21,000)	$(30,990)
Net loss attributable to non-controlling interest	—	—	(278)

Net loss attributable to the stockholder	$(35,061)	$(21,000)	$(30,712)

Denominator for earnings per share:
Weighted-average shares outstanding used in computing net loss per share attributable to the stockholder, basic and diluted	2,730,210	2,730,210	2,730,210

Net loss per share attributable to the stockholder, basic and diluted	$(12.84)	$(7.69)	$(11.25)

The Company did not have any potentially dilutive securities for the years ended December 31, 2023, 2022 and 2021. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to stockholder is the same.

24	Segment information

The Company’s chief operating decision making officer (“CODM”) is the Company’s Chief Executive Officer. Effective May 2024, the Company’s CODM reevaluated how the Company measures performance and allocates resources, and modified the Company’s internal reporting, budgeting and forecasting and the responsibilities of his direct reports. As a result, The Company’s previous Airlines and Fleets, Military, Helicopters and Energy and Business Aviation reportable segments are now combined into a new Engine Services reportable segment. The Company’s Component Repair Services segment remains unchanged. Consistent with how the Company evaluates its performance and the way the Company is now organized internally, the Company now reports its activities in two segments: i) Engine Services, and ii) Component Repair Services. The comparative segment information in this note as well as Notes 3, 4 and 9 were revised to conform to the change in reportable segments.

Our chief operating decision maker evaluates the performance of our segments based on Segment Revenue and Segment Adjusted EBITDA. Management believes Segment Revenue and Segment Adjusted EBITDA are indicative of operational performance and ongoing profitability and are used to evaluate the operating performance of the Company’s segments and for planning and forecasting purposes, including the allocation of resources and capital. No asset information is provided to the CODM on the reportable segments.

The Company defines Segment Adjusted EBITDA as net income (loss) before interest expense, income tax expense (benefit), depreciation and amortization directly attributable to each operating segment and adjusted for certain non-cash items that the Company may record each period, as well as non-recurring items such as acquisition costs, integration and severance costs, refinance fees, business transformation costs and other discrete expenses, when applicable.

The Company’s Engine Services segment provides a full suite of aftermarket services, including maintenance, repair and overhaul, on-wing and field service support, asset management, and engineering and related solutions to customers in the commercial aerospace, military & helicopter, and business aviation

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

end markets. Revenue in the Engine Services segment is primarily derived from the repair and overhaul of a wide variety of gas turbine engines and auxiliary power units that power fixed and rotary wing aircraft. The Company also provides complementary maintenance, repair, upgrade and other related services for airframes and avionics systems in the business aviation and helicopter end markets. Cost of revenue consists primarily of cost of materials, direct labor and overhead.

The Company’s Component Repair Services segment provides engine component and accessory repairs to the Commercial Aerospace, Military & Helicopter, and Other, including land and marine, and oil and gas end markets. Revenue in the Component Repair Services segment is derived from the engine piece part and accessory repairs that we perform, repair development engineering and other related services, and some engine new part manufacturing. Cost of revenue consists primarily of cost of materials, direct labor and overhead.

Our segment disclosure includes intersegment revenues, which primarily consist of subcontract services between segments. These intersegment transactions are recorded by each segment at amounts that approximate fair value as if the transactions were between third parties, and therefore, impact segment performance. However, the revenue and corresponding cost of revenue are eliminated on consolidation. The elimination of such intersegment transactions is included within intersegment revenue in the table below. The revenue is eliminated with the segment receiving the subcontract services. The segment providing services retains revenue while the segment receiving the services records the elimination.

Selected financial information for each segment is as follows:

	Year ended December 31, 2023
	Engine Services	Component Repair Services	Total Segments
	(In thousands)
Revenue from external customers	$4,097,621	$465,663	$4,563,284
Intersegment revenue	335	48,088	48,423

	4,097,956	513,751	4,611,707
Elimination of intersegment revenue	(48,088)	(335)	(48,423)

Total segment revenue	$4,049,868	$513,416	$4,563,284

Segment Adjusted EBITDA	$519,111	$125,308	$644,419

Less unallocated amounts:
Corporate (1)			83,301
Depreciation and amortization			197,104
Integration costs and severance			1,374
Acquisition costs			1,514
Business transformation costs (LEAP and CFM)			11,363
Interest expense			309,645
Loss on debt extinguishment and refinancing costs			26,103
Other			8,896
Tax			40,180

Net income (loss)			$(35,061)

(1)

Corporate primarily consists of costs related to executive and staff functions, including Information Technology, Human Resources, Legal, Finance, Marketing, Corporate Supply Chain and Corporate Engineering Services finance, which benefit the enterprise as a whole. These costs are primarily related to the general management of these functions on a corporate level and the design and development of programs, policies, and procedures that are then implemented in the individual segments, with each segment bearing its own cost of implementation. The Corporate function also includes expenses associated with the Company’s debt.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31, 2022
	Engine Services	Component Repair Services	Total Segments
	(In thousands)
Revenue from external customers	$3,765,744	$384,734	$4,150,478
Intersegment revenue	590	43,021	43,611

	3,766,334	427,755	4,194,089
Elimination of intersegment revenue	(43,021)	(590)	(43,611)

Total segment revenue	$3,723,313	$427,165	$4,150,478

Segment Adjusted EBITDA	$447,685	$96,677	$544,362

Less unallocated amounts:
Corporate (1)			68,931
Depreciation and amortization			195,223
Integration costs and severance			4,717
Acquisition costs			1,282
Interest expense			242,987
Other			9,226
Tax			42,996

Net income (loss)			$(21,000)

(1)

Corporate primarily consists of costs related to executive and staff functions, including Information Technology, Human Resources, Legal, Finance, Marketing, Corporate Supply Chain and Corporate Engineering Services finance, which benefit the enterprise as a whole. These costs are primarily related to the general management of these functions on a corporate level and the design and development of programs, policies, and procedures that are then implemented in the individual segments, with each segment bearing its own cost of implementation. The Corporate function also includes expenses associated with the Company’s debt.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31, 2021
	Engine Services	Component Repair Services	Total Segments
	(In thousands)
Revenue from external customers	$3,151,664	$328,222	$3,479,886
Intersegment revenue	107	28,844	28,951

	3,151,771	357,066	3,508,837
Elimination of intersegment revenue	(28,844)	(107)	(28,951)

Total segment revenue	$3,122,927	$356,959	$3,479,886

Segment Adjusted EBITDA	$361,510	$77,359	$438,869

Less unallocated amounts:
Corporate (1)			58,429
Depreciation and amortization			196,357
Integration costs and severance			12,761
Acquisition costs			8,434
Interest expense			205,263
Other			2,109
Tax			(13,772)

Net income (loss)			$(30,712)

(1)

Corporate primarily consists of costs related to executive and staff functions, including Information Technology, Human Resources, Legal, Finance, Marketing, Corporate Supply Chain and Corporate Engineering Services finance, which benefit the enterprise as a whole. These costs are primarily related to the general management of these functions on a corporate level and the design and development of programs, policies, and procedures that are then implemented in the individual segments, with each segment bearing its own cost of implementation. The Corporate function also includes expenses associated with the Company’s debt.

DYNASTY PARENT CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents revenues from external customers by geographic area based on location of the customer:

	Year Ended December 31,
	2023	2022	2021
	(In thousands)
United States	$2,862,358	$2,467,871	$2,261,277
United Kingdom	453,886	528,620	335,726
Canada	372,578	434,714	342,977
Rest of Europe	360,258	292,300	217,170
Asia	209,736	184,301	125,794
Rest of the world	304,468	242,672	196,942

Total revenue	$4,563,284	$4,150,478	$3,479,886

The following table presents long-lived assets by geographic area:

	As at December 31,
	2023	2022
	(In thousands)
United States	$356,098	$357,150
Canada	172,994	181,493
United Kingdom	108,879	111,911
France	18,512	21,129
Singapore	16,370	18,422
Rest of the world	17,829	19,533

Total long-lived assets	$690,682	$709,638

25	Condensed Financial Information of Registrant (Parent Company Only)

DYNASTY PARENT CO, INC.

CONDENSED BALANCE SHEETS (Parent Company)

(In thousands, except share and per share amounts)

	As of December 31,
	2023	2022
Assets
Investment in Subsidiaries	$1,146,712	$1,199,028

Total assets	$1,146,712	$1,199,028

Commitments and contingencies

Stockholders’ equity:
Common stock ($0.01 par value, 5,000,000 voting shares authorized; 2,730,210 shares issued and outstanding; 100,000 non-voting shares authorized	27	27
Additional paid-in capital	2,727,942	2,727,942
Accumulated deficit	(1,581,257)	(1,528,941)

Total stockholders’ equity	1,146,712	1,199,028

Total liabilities and stockholders’ equity	$1,146,712	$1,199,028

The accompanying notes are an integral part of the condensed financial statements.

DYNASTY PARENT CO., INC.

CONDENSED STATEMENTS OF OPERATIONS (Parent Company)

(In thousands)

	Year Ended December 31,
	2023	2022	2021
Equity in net loss of subsidiaries	$(35,061)	$(21,000)	$(30,712)

Net loss	(35,061)	(21,000)	(30,712)
Equity in other comprehensive (loss) income of subsidiaries	(17,255)	(2,694)	52,009

Total comprehensive loss	$(52,316)	$(23,694)	$21,297

The accompanying notes are an integral part of the condensed financial statements.

DYNASTY PARENT CO., INC.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (Parent Company)

1.	Business

Dynasty Parent Co., Inc. (the “Company” or “Parent Company”) was incorporated on September 5, 2018, in the state of Delaware.

2.	Accounting Policies

These condensed Parent Company only financial statements have been prepared in accordance with Rule 12-04 of Regulation S-X, as stipulated by Rule 5-04, Section I from Regulation S-X. The ability of the Parent Company’s operating subsidiaries to pay dividends is restricted due to the terms of the Credit Agreement (as defined in Note 11, “Long-term debt,” to the audited consolidated financial statements) and indenture.

A statement of cash flows has not been included in these condensed financial statements because there was no cash activity for the Parent Company in the periods presented.

Parent Company is a holding company that conducts substantially all of its business operations through its subsidiaries. These condensed Parent Company only financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the Parent Company accounts for investments in its subsidiaries using the Parent Company’s proportionate share of the subsidiary as the basis of accounting. These condensed financial statements should be read in conjunction with the consolidated financial statements and related notes thereto.

 Use of estimates

Preparation of the condensed financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Those estimates are inherently subject to change, and actual results may ultimately differ from those estimates.

26	Subsequent events

Subsequent events have been evaluated by the Company up to and including June 7, 2024, the date the consolidated financial statements were available to be issued.

On March 25, 2024, the Company amended and refinanced (a) the 2023 Term Loan B-1 Facility due August 24, 2028 with the 2024 term loan B-1 facility (the “2024 Term Loan B-1 Facility”), and (b) the 2023 Term Loan B-2 Facility due August 24, 2028 with the 2024 term loan B-2 facility (the “2024 Term Loan B-2 Facility” and together with the 2024 Term Loan B-1 Facility, the “2024 Term Loan Facilities”). The Company used a portion of the 2024 Term Loan Facilities, along with cash on hand, to redeem $200.0 million of the $675.5 million aggregate principal amount of outstanding Senior Notes. As part of the financing transaction, the Credit Agreement was also amended (i) to reduce the applicable interest rate margin for loans under the 2024 Term Loan Facilities bearing interest at Term SOFR from 4.00% to 3.50%, (ii) to reduce the applicable interest rate margin for loans under the 2024 Term Loan Facilities bearing interest at base rate from 3.00% to 2.50% and (iii) to replace CDOR as the reference rate for Canadian dollar-denominated loans under the Revolver with a Term CORRA-based rate, plus a credit spread adjustment ranging from 0.29547% to 0.32138% (subject to a 0.0% floor).

On May 28, 2024, the Company amended the ABL Credit Facility to replace CDOR as a reference rate for Canadian dollar-denominated loans under the Canadian Commitment with a Term CORRA-based rate, plus a credit spread adjustment ranging from 0.29547% to 0.32138% (subject to a 0.0% floor).

DYNASTY PARENT CO., INC.

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(In thousands, except share figures)

	June 30, 2024	December 31, 2023
ASSETS
Current assets:
Cash	$60,274	$57,982
Accounts receivable (less allowance for expected credit losses of $14,004 and $11,489, respectively)	535,289	518,334
Contract assets, net	816,709	810,413
Inventories	708,242	698,797
Prepaid expenses and other current assets	43,082	39,126
Advance to related parties	—	138
Income tax receivable	17,109	10,980

Total current assets	2,180,705	2,135,770
Property, plant and equipment, net	535,738	522,169
Operating lease right of use asset, net	165,528	168,513
Customer relationships, net	971,329	1,010,747
Other intangible assets, net	264,072	284,979
Goodwill	1,632,496	1,632,496
Other non-current assets	899	—
Deferred income tax assets	4,728	4,728

Total assets	$5,755,495	$5,759,402

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	507,176	468,625
Accrued expenses and other current liabilities	101,615	115,999
Accrued employee costs	62,874	76,121
Operating lease liabilities, current	18,759	17,040
Due to related parties	1,087	—
Contract liabilities	276,732	355,651
Income taxes payable, current	3,108	9,337
Long-term debt, current portion	28,574	26,676

Total current liabilities	999,925	1,069,449
Long-term debt	3,247,133	3,172,108
Operating lease liabilities, non-current	155,261	159,482
Deferred income tax liabilities	176,416	182,303
Income taxes payable, non-current	—	3,108
Other non-current liabilities	17,932	26,240

Total liabilities	4,596,667	4,612,690

Commitments and contingencies (Note 11)
Stockholder’s equity
Common stock ($0.01 par value, 5,000,000 voting shares authorized; 2,730,210 shares issued and outstanding; 100,000 non-voting shares authorized, convertible to voting shares immediately prior to an underwritten public offering of common stock)	27	27
Additional paid-in capital	2,727,942	2,727,942
Accumulated deficit	(1,565,704)	(1,574,295)
Accumulated other comprehensive (loss) income	(3,437)	(6,962)

Total stockholder’s equity	1,158,828	1,146,712

Total liabilities and stockholder’s equity	$5,755,495	$5,759,402

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

DYNASTY PARENT CO., INC.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share figures)

	Six Months Ended June 30,
	2024	2023
Revenue	$2,582,921	$2,306,072
Cost of revenue	2,216,904	1,980,186
Selling, general and administrative expense	108,848	95,201
Amortization of intangible assets	46,585	46,455
Acquisition costs	—	1,505

Operating income	210,584	182,725
Interest expense	155,599	151,327
Refinancing costs	4,938	—
Loss on debt extinguishment	3,577	—
Other income	—	(3,509)

Income before income taxes	46,470	34,907
Income tax expense	37,879	47,476

Net income (loss)	$8,591	$(12,569)

Net income (loss) per share attributable to the shareholder, basic and diluted	$3.15	$(4.60)
Weighted-average common shares outstanding	2,730,210	2,730,210

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

DYNASTY PARENT CO., INC.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Six Months Ended June 30,
	2024	2023
Net income (loss)	$8,591	$(12,569)
Other comprehensive income (loss), net of tax:
Unrealized income on cash flow hedges, net of income tax expense and $2,708 and $3,340 for the six months ended June 30, 2024 and 2023, respectively	10,265	12,414
Cash flow hedge gain reclassified to the statement of operations, net of income tax expense $1,737 and $1,502 for the six months ended June 30, 2024 and 2023, respectively	(6,418)	(5,682)
Foreign currency translation adjustment	(322)	212

Total other comprehensive income, net of tax	3,525	6,944

Comprehensive income (loss)	$12,116	$(5,625)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

DYNASTY PARENT CO., INC.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(In thousands, except share figures)

	For the six months ended June 30, 2023
	Common Stock
	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholder’s Equity
Balance as at December 31, 2022	2,730,210	$27	$2,727,942	$(1,539,234)	$10,293	$1,199,028
Net loss	—	—	—	(12,569)	—	(12,569)
Other comprehensive income, net of tax	—	—	—		6,944	6,944

Balance as at June 30, 2023	2,730,210	$27	$2,727,942	$(1,551,803)	$17,237	$1,193,403

	For the six months ended June 30, 2024
	Common Stock
	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
Balance as at December 31, 2023	2,730,210	$27	$2,727,942	$(1,574,295)	$(6,962)	$1,146,712
Net income	—	—	—	8,591	—	8,591
Other comprehensive income, net of tax	—	—	—	—	3,525	3,525

Balance as at June 30, 2024	2,730,210	$27	$2,727,942	$(1,565,704)	$(3,437)	$1,158,828

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

DYNASTY PARENT CO., INC.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Six Months Ended June 30,
	2024	2023
Operating activities:
Net income (loss)	$8,591	$(12,569)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	92,876	98,494
Amortization of deferred finance charges and discounts	6,745	8,028
Amortization of loss on derivative instruments	(303)	(778)
Amortization of interest cap premiums	4,652	2,509
Payment of interest rate cap premiums	(4,534)	(2,458)
Loss on amended ABL Credit Agreement	—	164
Loss on debt extinguishment	3,577	—
(Gain) loss from disposals, net	(132)	594
Non-cash lease expense	468	922
Deferred income taxes	(6,858)	(6,811)
Foreign exchange (gain) loss	(170)	359
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable, net	(16,955)	(24,403)
Contract assets, net	(6,296)	(162,462)
Inventories, net	(9,445)	(811)
Prepaid expenses and other current assets	(7,096)	22,152
Accounts payable, accrued expenses, and other current liabilities	9,886	(104,463)
Contract liabilities	(78,919)	(28,188)
Due to related parties	1,225	(276)
Income taxes payable and receivable	(15,466)	10,650

Net cash used in operating activities	(18,154)	(199,347)

Investing activities:
Acquisitions, net of cash	—	(31,052)
Capital expenditures	(45,101)	(21,460)
Purchase of intangible assets	(214)	(30,180)
Proceeds from disposals	539	2,373

Net cash used in investing activities	(44,776)	(80,319)

Financing activities:
Proceeds from issuance of long-term debt	435,969	220,000
Repayment of long-term debt	(368,380)	(12,224)
Payment of deferred financing charges	(392)	(2,053)
Repayment of long-term agreements	(1,285)	(1,696)

Net cash provided by financing activities	65,912	204,027
Effect of exchange rate changes on cash	(690)	4

Net increase (decrease) in cash	2,292	(75,635)
Cash at the beginning of the period	57,982	120,065

Cash at the end of the period	$60,274	$44,430

Supplemental disclosure of non-cash investing activities:
Acquisition of property, plant and equipment, liability incurred but not paid	$993	$816
Acquisition of intangible assets, liability incurred but not paid	$261	$—

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

DYNASTY PARENT CO., INC.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1	Nature of operations and basis of presentation

Operations

Dynasty Parent Co., Inc. (the “Company”) was incorporated on September 5, 2018, in the state of Delaware and is an independent provider of aftermarket services for fixed and rotary wing aircraft gas turbine engines and auxiliary power units (“APUs”) to the commercial, business and military aircraft markets. The Company also provides aftermarket and upgrade services for business aviation and helicopter airframes and avionics, providing customers within those markets with comprehensive value-added solutions.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of Dynasty Parent Co., Inc. and its subsidiaries. In the opinion of the Company, the accompanying unaudited condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2024, and its results of operations and cash flows for the six months ended June 30, 2024 and 2023. The condensed balance sheet at December 31, 2023, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements.

2	Summary of significant accounting policies

a)	Recently issued accounting pronouncements – not yet adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU aims to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses with disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. The update also requires disclosure regarding the chief operating decision maker and expands the interim segment disclosure requirements. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures to enhance the transparency and decision usefulness of income tax disclosures primarily related to the tax rate reconciliation and income taxes paid information. For public companies the amendments in this ASU are effective for annual periods beginning after December 15, 2024 and for all other entities the amendments are effective for annual periods beginning after December 15, 2025. The amendments should be applied on a prospective basis. Early adoption and retrospective application are permitted.

In 2021, the Organization for Economic Cooperation and Development (“OECD”) released Pillar Two Global Anti-Base Erosion model rules (“Pillar Two Rules”), designed to ensure large corporations are taxed at a minimum rate of 15% in all countries of operation. On June 20, 2024, as part of Bill C-69, Canada enacted its Pillar Two legislation effective January 1, 2024. Canada Bill C-59 was also enacted on June 20, 2024 and included the excessive interest and financing expenses limitation (EIFEL) regime effective for tax years beginning on or after September 30, 2023. The Company is continuing to evaluate the potential impact by the Pillar Two legislation and the new EIFEL regime.

DYNASTY PARENT CO., INC.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

3	Acquisitions

Western Jet Aviation

On February 2, 2023, the Company acquired 100% of the shares of Western Jet Aviation, Inc. (“Western Jet”) for a purchase price of approximately $32.7 million. Western Jet is a certified repair station for business jet maintenance, specializing in Gulfstream aircraft, offering maintenance and interior services, plus heavy avionics support on many business aviation aircraft.

The results of operations of Western Jet have been included in the condensed consolidated financial statements of the Company from February 2, 2023, the closing date of the acquisition. For the six months ended June 30, 2023, results of operations included $15.8 million in revenues and $1.4 million net income. Western Jet is reported within our Engine Services segment.

The Company allocated the purchase price based on the fair values of the assets acquired and liabilities assumed at the Western Jet acquisition date as follows:

February 2, 2023
(In thousands)
Cash	$1,379
Accounts receivable	7,022
Contract assets	4,485
Inventories	2,543
Prepaid expenses and other current assets	987
Property, plant and equipment	2,843
Operating lease right of use asset	9,013
Intangible assets	447
Goodwill	23,493
Deferred income taxes	2,812

Total assets acquired	55,024

Accounts payable	1,845
Accrued and other current liabilities	3,254
Contract liabilities	8,220
Current portion operating lease liabilities	1,072
Long-term portion operating lease liabilities	7,941

Total liabilities assumed	22,332

Net assets acquired	32,692
Cash acquired	1,379

Purchase price, net of cash acquired	$31,313

The fair values presented were estimated by management. The fair value of the assets acquired includes accounts receivable of $7.0 million, the gross amount due under contracts is $7.1 million, of which $0.1 million is expected to be uncollectible. The excess of the cost of acquisition over the fair value of the net tangible assets acquired of $23.5 million has been allocated to goodwill. The goodwill recognized is attributable to Western Jet’s market position, quality, customized repairs and reliable turnaround times. Goodwill will not be amortized but will be reviewed annually for impairment. None of the goodwill is expected to be deductible for income tax purposes.

DYNASTY PARENT CO., INC.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Acquisition related costs of $1.5 million were incurred for the six months ended June 30, 2023. These costs are reported in the Consolidated Statements of Operations as “Acquisition costs”. Such expenses include professional fees and other third-party costs.

The following reflects the pro forma impact of the purchase of Western Jet on the Company’s results of operations giving effect of the transaction if it had taken place on January 1, 2022:

Six months ended June 30,
2023
(in thousands)
(Unaudited)
Revenue	$2,586,060
Net loss	$10,166

4	Revenue recognition

Disaggregated revenue

The following table summarizes total revenue by the Company’s segments:

	Six months ended June 30,
	2024	2023
	(in thousands)
Engine Services	$2,308,853	$2,057,546
Component Repair Services	274,068	248,526

Total revenue	$2,582,921	$2,306,072

The following table presents revenues from customers that contributed to more than 10% of revenues:

	Six months ended June 30,
	2024	2023
Customer A	22.5%	24.5%

The following table presents revenues from external customers by end market:

	Six months ended June 30,
	2024	2023
	(in thousands)
Commercial Aerospace	$1,509,819	$1,234,648
Military & Helicopter	469,272	488,404
Business Aviation	526,213	507,043
Other	77,617	75,977

	$2,582,921	$2,306,072

DYNASTY PARENT CO., INC.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Contract assets and liabilities

The following table provides information about contract assets and contract liabilities from contracts with customers:

	June 30, 2024	December 31, 2023	Change
	(In thousands)
Contract assets	$817,409	$811,113	$6,296
Less: allowance for credit loss	(700)	(700)	—

Contract assets, net	816,709	810,413	6,296

Contract liabilities	276,732	355,651	(78,919)

Changes in contract assets and contract liabilities primarily result from the timing difference between our performance of services and payments from customers.

Changes in the Company’s contract liabilities were as follows:

	June 30, 2024	June 30, 2023
	(In thousands)
Balance, beginning of the period	$355,651	$210,078
Revenue deferred	1,164,046	1,412,202
Revenue recognized	(1,242,965)	(1,432,170)

Balance, end of the period	$276,732	$190,110

Remaining performance obligations

As of June 30, 2024, the Company had approximately $276.7 million of remaining performance obligations. The Company expects that the majority of contract liabilities will be recognized as revenue over the next 12 months and remainder will be recognized over the next three years. The amount of remaining performance obligations that are expected to be recognized as revenue beyond 12 months, primarily relate to the Company’s long-term engine utilization contracts where the customer payments based on flight hours may differ from the timing of satisfaction of performance obligations. The expected timing of the performance obligations is dependent on the timing of the customer’s maintenance requirements and as such, the timing of the revenue recognition is subject to estimation uncertainty.

5	Inventories

Inventories consist of the following:

	June 30, 2024	December 31, 2023
	(in thousands)
Engine parts	$475,291	$464,645
Aircraft parts	11,662	13,196
Finished goods	3,174	2,893
Work-in-process	218,115	218,063

Inventories, net	$708,242	$698,797

Inventory balances were net of reserves for slow moving, excess or obsolete engine and aircraft parts inventory of $103.8 million as at June 30, 2024 and $100.3 million as at December 31, 2023.

DYNASTY PARENT CO., INC.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6	Goodwill

The changes in the carrying amount of goodwill for the periods ended June 30, 2024 and 2023, are as follows:

	Segment
	Engine Services	Component Repair Services	Totals
	(in thousands)
Balance, December 31, 2023	$1,224,707	$407,789	$1,632,496
Goodwill acquired	—	—	—

Balance, June 30, 2024	$1,224,707	$407,789	$1,632,496

	Segment
	Engine Services	Components Repair Services	Totals
	(in thousands)
Balance, December 31, 2022	$1,201,213	$408,304	$1,609,517
Goodwill acquired	23,080	—	23,080
Post-closing adjustment	—	(515)	(515)

Balance, June 30, 2023	$1,224,293	$407,789	$1,632,082

During the fourth quarter of 2023 the Company performed its goodwill impairment testing based on a qualitative assessment. Based on the Company’s evaluation of the events, results during the period, and current market conditions, the Company determined that it is more likely than not that the fair value exceeds the carrying amount and, therefore, determined that no impairment had occurred on goodwill and no additional tests were performed.

7	Long-term debt

Long-term debt consists of the following:

	June 30, 2024	December 31, 2023
	(in thousands)
2024 Term loan facilities	$2,755,220	$—
2023 Term loan facilities	—	2,562,125
ABL Credit Facility	75,000	—
Senior notes	475,468	675,468
Finance leases	19,294	20,260
Other	1,290	1,426

	3,326,272	3,259,279
Less: Current portion	(28,574)	(26,676)
Unamortized discounts	(24,289)	(26,873)
Unamortized deferred finance charges	(26,276)	(33,622)

Long-term debt	$3,247,133	$3,172,108

On March 25, 2024, the Company amended the Credit Agreement to refinance the $2,562.1 million existing 2023 Term Loans and provide the Company with an incremental $200.0 million as new 2024 Term Loans.

DYNASTY PARENT CO., INC.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In addition, the amendment reduced the applicable interest rate to the Term SOFR Rate plus 3.25% to 3.50% or the Base Prime Rate plus 2.25% to 2.50%. All other terms of the Company’s Credit Agreement remained unchanged. The incremental proceeds from the 2024 Term Loans were used toward the partial redemption of the Senior Notes. As a result of the amendment, the Company recognized a loss on the extinguishment of debt of $0.7 million, representing the write-off of the unamortized deferred finance charges related to the extinguished portion of the 2023 Term Loans. In addition, $4.9 million in third party fees related to the modified portion of the Term Loans were expensed as these costs did not meet the criteria for deferral. The Company recognized $0.1 million in deferred charges which are recorded as a reduction of long-term debt on the Unaudited Condensed Consolidated Balance Sheets. The original issue discount and deferred charges are amortized over the term of the loan agreement using the straight-line method, which approximates the effective interest rate method.

As at June 30, 2024, the 2024 Term Loans had a carrying value of $2,714.3 million, which is net of a $24.3 million discount and $16.6 million of deferred charges, and as at December 31, 2023, the 2023 Term Loans had a carrying value of $2,516.0 million, which is net of $26.9 million of discounts and $19.2 million of deferred charges. The 2024 Term Loans are denominated and repayable in installments of approximately $6.6 million per quarter and the remainder due on maturity. The 2024 Term Loans bore interest at 8.84% as at June 30, 2024, and the 2023 Term Loans bore interest at 9.36% as at December 31, 2023.

As at June 30, 2024 and December 31, 2023, the 2023 Revolving Credit Facility had no outstanding loans under this agreement, and $1.3 million and $1.4 million of deferred charges, respectively. The 2023 Revolving Credit Facility bears interest at the Adjusted Term SOFR rate plus 3.125% to 3.50%. The applicable rates on borrowing under the credit agreement are based on the Consolidated First Lien Net Leverage Ratio. The 2023 Revolving Credit Facility is subject to a maximum Consolidated First Lien Net Leverage Ratio that is tested at the end of any fiscal quarter if the total Revolving Credit Loans outstanding on such date exceed 35.0% of the aggregate amount of all Revolving Credit Commitments.

On May 28, 2024, the Company amended the Asset Base Loan (“ABL Credit Facility”) to replace CDOR as a reference rate for Canadian dollar-denominated loans under the Canadian Commitment with a Term CORRA-based rate, plus a credit spread adjustment ranging from 0.29547% to 0.32138% (subject to a 0.0% floor).

As at June 30, 2024, the Company had borrowings of $75.0 million under the ABL Credit Facility, and $2.1 million of deferred charges. As at December 31, 2023, the Company did not have borrowings under this agreement with $2.4 million of deferred charges. At the Company’s discretion, the borrowings under the ABL Credit Facility bear interest at the Adjusted Term SOFR rate plus 1.50% to 2.00%, Prime Lending Rate plus 0.50% to 1.00%, or the Base Rate on Canadian borrowings plus 0.50% to 1.00%, with the spread dependent on the amount of the borrowing and is subject to certain financial covenants. The ABL Credit Facility is denominated and repayable in U.S. dollars and matures on May 1, 2028.

The ABL Credit Facility has an annual commitment fee of 0.250% to 0.375% based on the excess availability of the credit agreement. The ABL Credit Facility contains financial covenants which must be calculated immediately prior to or during the continuance of a trigger period. The trigger period is a period where borrowing availability is less than the greater of 10% of the line cap and $30.0 million. The net ABL Credit Facility borrowing availability was $306.1 million as at June 30, 2024 and $379.4 million as at December 31, 2023.

On March 25, 2024, the Company redeemed $200.0 million of the Senior Notes. As a result of the redemption, the Company recognized a loss on the redemption of $2.9 million, representing the write-off of the unamortized deferred finance charges related to the redeemed portion of the Senior Notes.

DYNASTY PARENT CO., INC.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In addition, senior unsecured notes (“the Senior Notes”) were issued with an interest rate of 10.0%, maturing on April 4, 2027. As at June 30, 2024, the Senior Notes had a carrying value of $469.3 million, which is net of $6.2 million of deferred charges and as at December 31, 2023 the Senior Notes had a carrying value of $665.0 million, which is net of $13.6 million of deferred charges. The deferred charges are amortized over the term of the indenture using the straight-line method, which approximates the effective interest rate method.

The Company’s weighted average interest rate of borrowings under its senior credit agreements was 9.23% for the six months ended June 30, 2024, and 8.87% for the six months ended June 30, 2023.

The debt agreements have covenants that restrict the Company’s ability to transfer funds between subsidiary entities and the parent company, including restrictions to both the Company’s ability to raise additional financings in the future and the Company’s ability to pay dividends.

As at June 30, 2024, the amounts of the long-term debt payable for the years ending on December 31 are as follows:

	Finance Leases	Debt	Total
	(in thousands)
2024 (excluding the six months ended June 30, 2024)	$874	$88,811	$89,685
2025	1,677	27,741	29,418
2026	1,627	28,792	30,419
2027	1,622	503,089	504,711
2028	1,612	2,658,545	2,660,157
Thereafter	22,908	—	22,908

Total	30,320	3,306,978	3,337,298
Amount representing interest	(11,026)	—	(11,026)
Unamortized discounts	—	(24,289)	(24,289)
Unamortized deferred finance charges	—	(26,276)	(26,276)

Total long-term debt	$19,294	$3,256,413	$3,275,707

8	Leases

Lease costs consist of the following:

	Six Months Ended June 30,
	2024	2023
	(in thousands)
Finance lease expense
Amortization	$692	$683
Interest expense	483	481
Operating lease expense	14,443	14,256
Short term lease expense	660	1,160

	$16,278	$16,580

DYNASTY PARENT CO., INC.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The impact of leasing on the Condensed Consolidated Balance Sheets consists of the following:

	Classification on the Condensed Consolidated Balance Sheets
		June 30, 2024	December 31, 2023
		(in thousands)
Assets
Finance lease assets	Property, plant and equipment, net	$20,963	$21,543
Operating lease assets	Operating lease right-of-use asset, net	165,528	168,513

Total lease assets		$186,491	$190,056

Current liabilities
Finance lease liabilities	Current portion of long-term debt	$833	$837
Operating lease liabilities	Operating lease liabilities	18,759	17,040
Non-current liabilities
Finance lease liabilities	Long-term debt	18,461	19,423
Operating lease liabilities	Long-term operating lease liabilities	155,261	159,482

Total lease liabilities		$193,314	$196,782

Supplemental cash flow information related to leases consisted of the following:

	Six months ended June 30,
	2024	2023
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$7,026	$13,334
Operating cash flows from finance leases	227	474
Financing cash flows from finance leases	206	992
Right-of-use assets obtained in exchange for lease liabilities:
Operating lease right-of-use asset	6,880	—

Future minimum operating lease payments consist of the following for the twelve months ending December 31:

Operating Leases
(in thousands)
2024 (excluding the six months ended June 30, 2024)	$14,201
2025	26,486
2026	21,955
2027	20,276
2028	19,797
Thereafter	166,949

Total future minimum payments	269,664
Less imputed interest	(95,644)

Present value of minimum payments	$174,020

DYNASTY PARENT CO., INC.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Weighted average remaining lease term and borrowing rate consisted of the following:

	June 30, 2024		December 31, 2023
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Weighted-average remaining lease term (in years)	16.0	19.8	16.4	20.3
Weighted-average borrowing rate	5.8%	4.7%	5.8%	4.7%

The Company’s depreciation expense was $32.1 million and $35.6 million for the six months ended June 30, 2024 and 2023, respectively. Depreciation expense is included within cost of revenues.

9	Income taxes

The Company’s estimated annual effective tax rate for the six months ended June 30th, 2024 was 81.5%, the difference between this and the U.S. statutory rate of 21.0% is primarily due to the mix of earnings between US and foreign jurisdictions as well as the Company increasing its valuation allowance in connection with the deferred tax asset related to the interest limitation under Section 163(j) of the Internal Revenue Code. The Company has included a valuation allowance impacting the effective rate for the current period increasing it approximately 43.2%. Non-deductible expenses increased the effective rate approximately 4.4% and the impact of the Tax Cuts and Jobs Act of 2017 increased the effective rate approximately 11.2%. The impact of foreign tax rates decreased the effective rate by approximately 3.9%.

The Company’s estimated annual effective tax rate for the six months ended June 30, 2023 was 136.0%, the difference between this and the U.S. statutory rate of 21.0% is primarily due to the mix of earnings between US and foreign jurisdictions as well as the Company increasing its valuation allowance in connection with the deferred tax asset related to the interest limitation under Section 163(j) of the Internal Revenue Code. The Company has included a valuation allowance impacting the effective rate for the current period, increasing it by approximately 88.0%. Non-deductible expenses increased the effective rate by approximately 14.3% and the impact of the Tax Cuts and Jobs Act of 2017 increased the effective rate by approximately 18.4%. The impact of foreign tax rates decreased the effective rate by approximately 7.5%.

The Company did not record any significant changes in its unrecognized tax benefits or total interest and penalties for tax years remaining open to examination during the six months ended June 30, 2024 and June 30, 2023. Currently, there are not any ongoing audits or examinations with any tax jurisdictions.

In 2021, the Organization for Economic Cooperation and Development (“OECD”) released Pillar Two Global Anti-Base Erosion model rules (“Pillar Two Rules”), designed to ensure large corporations are taxed at a minimum rate of 15% in all countries of operation. On June 20, 2024, as part of Bill C-69, Canada enacted its Pillar Two legislation effective January 1, 2024. Canada Bill C-59 was also enacted on June 20, 2024 and included the excessive interest and financing expenses limitation (EIFEL) regime effective for tax years beginning on or after September 30, 2023. The Company is continuing to evaluate the potential impact by the Pillar Two legislation and the new EIFEL regime.

10	Commitments and contingencies

Contingent liabilities

The Company is involved, from time to time, in legal actions and claims arising in the ordinary course of business. Although predicting the outcome of legal actions and claims is difficult, based on current knowledge and consultation with legal counsel, the Company does not expect the outcome of these matters, either individually or in aggregate, to have a material adverse effect on the Company’s consolidated financial position.

DYNASTY PARENT CO., INC.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

From time to time, the Company enters into contracts that contain liquidated damage provisions, which provide for the payment of damages to the Company’s customers in the event of non-compliance with certain contractually-specified terms and conditions. The Company evaluates its exposure to these provisions on a contract-by-contract basis, and records provisions for such contractual provisions when it has been determined that a loss is probable and estimable. As at June 30, 2024 and December 31, 2023 the provision is nominal.

The Company has facilities that are located on land that has been used for industrial purposes for an extended period of time. The Company has not been named as a defendant to any environmental suit. Management believes that the Company is currently in substantial compliance with environmental laws. The Company incurs capital and operating costs relating to environmental compliance on an ongoing basis. The Company does not believe it will be required under existing environmental laws to expend amounts that would have a material adverse effect on its financial position or results of operations as a whole.

11	Guarantees

The Company issues letters of credit, performance bonds, bid bonds or guarantees in the ordinary course of business. These instruments are generally issued in conjunction with contracts or other business requirements. The total of these instruments outstanding was approximately $23.6 million and $25.2 million as at June 30, 2024 and December 31, 2023, respectively.

Warranty reserves

Reserves are recorded to reflect the Company’s contractual liabilities relating to warranty commitments to customers. Warranty coverage of various lengths and terms is provided to customers depending on standard offerings and negotiated contractual agreements.

Changes in the warranty reserve are summarized and recorded in the Condensed Consolidated Balance Sheets within “Accrued expenses and other current liabilities” as follows:

	As at June 30,
	2024	2023
	(in thousands)
Balance, beginning of the period	$13,704	$14,233
Accruals for warranties	2,123	1,843
Warranty claims settled	(1,413)	(1,980)

Balance, end of the period	$14,414	$14,096

12	Related party transactions

The Company entered into a consulting agreement with Carlyle Investment Management L.L.C. (“Carlyle”), and Beamer Investment Inc. (“Beamer”), an affiliate of GIC Private Limited pursuant to which Carlyle and Beamer (“Consultants”) provide certain management, advisory and consulting services in relation to, among other things, development and execution of business strategy, analysis of industries and markets, acquisition and disposition strategy, business due diligence, business integration and other matters relating to the strategic and financial management of the business. The agreement will remain in effect for as long as (i) the Consultants own, directly or indirectly, at least 10% of the outstanding voting securities of the Company and (ii) a representative of the Consultant serves as a member of the board of directors or similar governing body of the Company. The agreement may be terminated at any time by written notice to the

DYNASTY PARENT CO., INC.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Company from the Consultant. Pursuant to this agreement, and subject to certain conditions, the Company pays Carlyle an annual fee of $2.4 million and pays Beamer an annual fee of $0.6 million payable in quarterly installments. Other services provided, other than consulting services can result in additional fees, and the Company will reimburse customary out-of-pocket expenses. Certain of the Company’s directors are also employees of Carlyle.

The Company expensed $1.5 million for advisory services for the six months ended June 30, 2024 and 2023, respectively, for advisory and consulting services, as well as an additional $1.2 million during the six months ended June 30, 2024 for arrangement fees under the credit agreement amendment.

The Company has an outstanding payable of $1.2 million as at June 30, 2024 and had a $0.1 million advance as at December 31, 2023.

CFGI, a portfolio company of a fund affiliated with Carlyle, provides the Company with accounting advisory and consulting services. For the six months ended June 30, 2024 the Company expensed $2.3 million and paid $1.6 million, respectively, to CFGI for accounting advisory and consulting services. There were no similar payments to CFGI for the six months ended June 30, 3023.

13	Employee benefit plans

Defined contribution pension plans

The Company has several defined contribution plans covering substantially all of its employees. Costs for the defined contribution plans were $12.3 million and $10.4 million for the six months ended June 30, 2024 and 2023, respectively.

Defined benefit pension plans

The Company maintains defined benefit plans for certain employees in the United Kingdom and France.

In the United Kingdom, the Company maintains two defined benefit schemes which provide both pensions in retirement and death benefits to members. Pension benefits are related to the member’s final salary at retirement (or their career average revalued salary) and their length of service. The main scheme is the Vector Aerospace International Limited Pension Scheme (the “Scheme”). The other defined benefit scheme is the Vector Aerospace 1998 Pension Plan (the “Plan”). The Scheme and Plan are generally closed for new members, who participate in a separate defined contribution plan.

In France, the defined benefit plan is a government-mandated defined obligation that provides employees with retirement indemnities in the form of lump sums on the basis of the length of service and employee compensation levels. The plan is unfunded and benefits are paid when amounts become due, commencing when participants retire. Actuarial gains and losses of the year for long service awards are immediately recognized in the Consolidated Statements of Operations.

Costs for the defined benefit plans were $0.3 million for the six months ended June 30, 2024 and 2023, respectively.

14	Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value into the following hierarchy are determined as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

DYNASTY PARENT CO., INC.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Level 2 - Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 - Unobservable inputs for the asset or liability.

For cash and cash equivalents, accounts receivable, income taxes receivable and accounts payable, the fair value approximates the carrying value due to the short maturity periods of these financial instruments. For long-term borrowings, the fair value is measured using Level 2 market values.

The interest rate swaps, interest rate caps and foreign exchange contracts are carried at fair value in the Condensed Consolidated Balance Sheets. The fair value measurement is classified within Level 2 of the fair value hierarchy, as the inputs to the derivative pricing model are generally observable and do not contain a high level of subjectivity. The fair value of the interest rate agreements are estimated using industry standard valuation models using market-based observable inputs.

The following table summarizes the carrying amounts and fair values of financial instruments:

		As at June 30, 2024		As at December 31, 2023
	Balance Sheet Classification	Carrying Amount	Fair Value	Carrying Amount	Fair Value
		(in thousands)
Assets:
Interest-rate swaps	Prepaid expenses and other current assets	$4,742	$4,742	$7,197	$7,197
Interest-rate swaps	Other non-current assets	899	899	—	—
Foreign exchange contracts	Prepaid expenses and other current assets	247	247	922	922

Total assets		$5,888	$5,888	$8,119	$8,119

Liabilities:
Interest-rate swaps	Other non-current liabilities	$—	$—	$1,379	$1,379
Interest-rate caps	Accrued expenses and other current liabilities	2,056	2,056	3,491	3,491
Interest-rate caps	Other non-current liabilities	4,584	4,584	9,015	9,015
Foreign exchange contracts	Accrued expenses and other current liabilities	10	—	—	—
Long-term debt, including current portion:
2024 Term Loan Facilities	(1)	2,714,350	2,755,220
2023 Term Loan Facilities	(1)	—	—	2,515,996	2,562,125
ABL Credit Facility	(1)	72,855	75,000	—	—
Senior Notes	(1)	469,256	475,468	665,038	675,468

Total liabilities		$3,263,111	$3,312,328	$3,194,919	$3,251,478

(1)	The carrying amount of debt instruments is presented net of the debt issuance costs, premium and discount. Refer to Note 8, “Debt”, for gross carrying amounts

DYNASTY PARENT CO., INC.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The gains (losses) on the Company’s derivative instruments were as follows:

		Six months ended June 30,
	Statement of Operations Classification	2024	2023
		(in thousands)
Amount of gain (loss) recognized in net income (loss):
Interest rate swaps	Interest expense	$6,821	$8,356
Interest rate caps	Interest expense	922	(1,119)
Foreign exchange contracts	Selling, general and administrative expense	413	(54)

Total gain (loss) in net income (loss)		$8,156	$7,183

Amount of gain (loss) recognized in other comprehensive income (loss):	Statement of Comprehensive Income (Loss) Classification
Interest rate swaps	Cash flow hedge gain (loss)	$6,339	$10,048
Interest rate caps	Cash flow hedge gain (loss)	6,906	5,151
Foreign exchange contracts	Cash flow hedge gain (loss)	(272)	554

Total gain (loss) recognized in other comprehensive income (loss)		$12,973	$15,753

15	Derivatives and hedging

The Company is exposed to, among other things, the impact of changes in interest rates and foreign currency exchanges rates in the normal course of business. The Company’s objective in risk management is to utilize interest rate derivatives to add stability to interest expense and manage its exposure to interest rate movements, and utilize foreign exchange rate derivatives to add stability to foreign exchange expense and manage its exposure to exchange rate movements. To accomplish this objective, the Company primarily uses (i) interest-rate swaps and interest-rate caps as part of its interest rate risk management strategy and (ii) foreign currency forward contracts to protect against the foreign currency exchange rate risk inherent on forecasted transactions.

The Company uses derivative financial instruments only to the extent necessary to hedge identified business risks and does not enter into such transactions for trading purposes.

Interest-rate swap and interest-rate cap agreements

Interest-rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest-rate caps designated as cash flow hedges involve payment of a fixed premium to a counterparty in exchange for the company receiving a SOFR cap over the life of the agreement without exchange of the underlying notional amount.

During the six months ended June 30, 2024, and 2023 such derivatives were used to hedge the variable cash flows associated with its long-term debt agreements.

DYNASTY PARENT CO., INC.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The tables below summarize the key terms of the interest-rate swap and interest-rate cap agreements:

Interest-rate swap agreements:

Aggregate Notional Amount	Effective Date	Maturity Date	Interest - Rate
(In thousands)
$400,000	March 31, 2023	December 31, 2025	Fixed SOFR rate of 3.71%

Interest-rate cap agreements:

Aggregate Notional Amount	Effective Date	Maturity Date	Interest - Rate
(In thousands)
$1,500,000	March 31, 2023 (1)	September 30, 2025	Capped SOFR rate of 4.45%
$1,500,000	September 30, 2025	December 31, 2026	Capped SOFR rate of 5.00%

(1)

The original interest-rate cap agreement, dated November 30, 2022, has an initial notional amount of $500.0 million, increasing to $1,000.0 million on March 31, 2023, and increased to $1,500.0 million on March 28, 2024

The amounts shown in the table below represent the gross amounts of recognized assets and liabilities, the amounts offset in the Condensed Consolidated Balance Sheets and the net amounts of assets and liabilities presented therein:

	As at June 30, 2024		As at December 31, 2023
	Asset	Liability	Asset	Liability
	(in thousands)
Interest-rate swap agreements	$5,641	$—	$7,197	$1,379
Interest-rate cap agreements	—	6,640	—	12,506

Net derivatives as classified in the condensed consolidated balance sheets (1)	$5,641	$6,640	$7,197	$13,885

(1)	Refer to Note 19, “Fair Value Measurements,” for the Consolidated Balance Sheets classification of the Company’s interest-rate swap and cap agreements.

For the interest-rate swaps, differences between the hedged interest rate and the fixed rate are recorded as interest expense in the Consolidated Statements of Operations in the same period that the related interest is recorded for the Company’s long-term debt agreements.

For the interest-rate caps, monthly premiums and differences received between the hedged interest rate and the interest rate cap are recorded to interest expense in the Consolidated Statements of Operations in the same period that the related interest is recorded for the Company’s long-term debt agreements.

Foreign currency forward exchange contracts

The Company has operations in Canada, as well as other countries outside of North America, and consequently the Condensed Consolidated Balance Sheets can be affected by movements in exchange rates for limited balances denominated in foreign currency. Currency exposures can also arise from certain revenue and purchase transactions denominated in foreign currencies, primarily payroll costs which are in local currencies.

The Company enters into short term foreign exchange contracts throughout the year designated as a cash flow hedge to manage the exposure to changes in the exchange rate on its Canadian and United Kingdom

DYNASTY PARENT CO., INC.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

payroll costs, requiring the Company to buy a notional amount of Canadian dollars and British Pounds Sterling. The contracts require the Company to buy a notional amount of the foreign currency at a set rate weekly from a reference date to maturity date, or until a maximum value is reached.

16	Accumulated other comprehensive income (loss)

Comprehensive income (loss) includes all non-stockholder changes in equity. The changes in accumulated other comprehensive income (loss) by component is as follows:

	Interest- Rate Hedges	Foreign Exchange Hedge	Foreign Currency Translation	Employee Benefit Plan	Total
	(in thousands)
Balance, December 31, 2022	$9,377	$(358)	$(16)	$1,290	$10,293

Other comprehensive gain (loss) before reclassifications, net of income tax	12,008	406	212	—	12,626
Amounts reclassified from accumulated other comprehensive income (loss)	(5,722)	40	—	—	(5,682)

Net other comprehensive income (loss)	6,286	446	212	—	6,944

Balance, June 30, 2023	$15,663	$88	$196	$1,290	$17,237

	Interest- Rate Hedges	Foreign Exchange Hedge	Foreign Currency Translation	Employee Benefit Plan	Total
	(in thousands)
Balance, December 31, 2023	$(4,746)	$673	$367	$(3,256)	$(6,962)

Other comprehensive gain (loss) before reclassifications, net of income tax	10,464	(199)	(322)	—	9,943
Amounts reclassified from accumulated other comprehensive income (loss)	(6,117)	(301)	—	—	(6,418)

Net other comprehensive income (loss)	4,347	(500)	(322)	—	3,525

Balance, June 30, 2024	$(399)	$173	$45	$(3,256)	$(3,437)

17	Net income (loss) per share

The following table summarize the computation of basic and diluted net income (loss) per share attributable to the stockholder:

	Six months ended June 30,
	2024	2023
	(in thousands except share and per share amounts)
Numerator for earnings per share:
Net income (loss)	$8,591	$(12,569)
Denominator for earnings per share:
Weighted-average shares outstanding used in computing net income (loss), basic and diluted	2,730,210	2,730,210

Net income (loss) per share, basic and diluted	$3.15	$(4.60)

DYNASTY PARENT CO., INC.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Company did not have any dilutive securities for the six months ended June 30, 2024 and 2023. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net income (loss) per share attributable to stockholder is the same. The Company has contingently issuable shares, issuable upon the Company’s completion of a liquidity event which has not occurred as of June 30, 2024, and are therefore excluded from the calculation of net income (loss) per share.

18	Segment information

The Company’s chief operating decision making officer (“CODM”) is the Company’s Chief Executive Officer. Effective May 2024, the Company’s CODM reevaluated how the Company measures performance and allocates resources, and modified the Company’s internal reporting, budgeting and forecasting and the responsibilities of his direct reports. As a result, The Company’s previous Airlines and Fleets, Military, Helicopters and Energy and Business Aviation reportable segments are now combined into a new Engine Services reportable segment. The Company’s Component Repair Services segment remains unchanged. Consistent with how the Company evaluates its performance and the way the Company is now organized internally, the Company now reports its activities in two segments: i) Engine Services, and ii) Component Repair Services. The comparative segment information in this note has been revised to conform to the new reportable segments.

Our chief operating decision maker evaluates the performance of our segments based on segment Revenue and segment Adjusted EBITDA. Management believes segment Adjusted EBITDA is indicative of operational performance and ongoing profitability and is used to evaluate the operating performance of the Company’s segments and for planning and forecasting purposes, including the allocation of resources and capital. No asset information is provided to the CODM on the reportable segments.

The Company defines Segment Adjusted EBITDA as net income (loss) before interest expense, income tax expense (benefit), depreciation and amortization directly attributable to each operating segment and adjusted for certain non-cash items that the Company may record each period, as well as non-recurring items such as acquisition costs, integration and severance costs, refinance fees, business transformation costs and other discrete expenses, when applicable.

The Company’s Engine Services segment provides a full suite of aftermarket services, including maintenance, repair and overhaul, on-wing and field service support, asset management, and engineering and related solutions to customers in the commercial aerospace, military & helicopter, and business aviation end markets. Revenue in the Engine Services segment is primarily derived from the repair and overhaul of a wide variety of gas turbine engines and auxiliary power units that power fixed and rotary wing aircraft. The Company also provides complementary maintenance, repair, upgrade and other related services for airframes and avionics systems in the business aviation and helicopter end markets. Cost of revenue consists primarily of cost of materials, direct labor and overhead.

The Company’s Component Repair Services segment provides engine component and accessory repairs to the Commercial Aerospace, Military & Helicopter, and Other, including land and marine, and oil and gas end markets. Revenue in the Component Repair Services segment is derived from the engine piece part and accessory repairs that we perform, repair development engineering and other related services, and some engine new part manufacturing. Cost of revenue consists primarily of cost of materials, direct labor and overhead.

Our segment disclosure includes intersegment revenues, which primarily consist of subcontract services between segments. The revenue and corresponding cost of revenue are eliminated on consolidation. The elimination of such intersegment transactions is included within intersegment revenue in the table below.

DYNASTY PARENT CO., INC.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The revenue is eliminated with the segment receiving the subcontract services. The segment providing services retains revenue while the segment receiving the services records the elimination.

Selected financial information for each segment is as follows:

	Six months ended June 30, 2024
	Engine Services	Component Repair Services	Total Segments
	(In thousands)
Revenue from external customers	$2,338,377	$244,544	$2,582,921
Intersegment revenue	214	29,738	29,952

	2,338,591	274,282	2,612,873
Elimination of intersegment revenue	(29,738)	(214)	(29,952)

Total segment revenue	$2,308,853	$274,068	$2,582,921

Segment Adjusted EBITDA	$303,681	$70,310	$373,991

Less unallocated amounts:
Corporate (1)			38,041
Depreciation and amortization			92,874
Integration costs and severance			617
Business transformation costs (LEAP and CFM)			23,091
Interest expense			155,599
Loss on debt extinguishment and refinancing costs			8,515
Other			8,784
Tax			37,879

Net income			$8,591

(1)

Corporate primarily consists of costs related to executive and staff functions, including Information Technology, Human Resources, Legal, Finance, Marketing, Corporate Supply Chain and Corporate Engineering Services finance, which benefit the enterprise as a whole. These costs are primarily related to the general management of these functions on a corporate level and the design and development of programs, policies, and procedures that are then implemented in the individual segments, with each segment bearing its own cost of implementation. The Corporate function also includes expenses associated with the Company’s debt.

DYNASTY PARENT CO., INC.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Six months ended June 30, 2023
	Engine Services	Component Repair Services	Total Segments
	(In thousands)
Revenue from external customers	$2,079,964	$226,108	$2,306,072
Intersegment revenue	120	22,538	22,658

	2,080,084	248,646	2,328,730
Elimination of intersegment revenue	(22,538)	(120)	(22,658)

Total segment revenue	$2,057,546	$248,526	$2,306,072

Segment Adjusted EBITDA	$269,282	$58,824	$328,106

Less unallocated amounts:
Corporate (1)			36,396
Depreciation and amortization			98,494
Integration costs and severance			1,028
Acquisition costs			1,505
Business transformation costs (LEAP and CFM)			1,754
Interest expense			151,327
Other			2,695
Tax			47,476

Net loss			$(12,569)

(1)

Corporate primarily consists of costs related to executive and staff functions, including Information Technology, Human Resources, Legal, Finance, Marketing, Corporate Supply Chain and Corporate Engineering Services finance, which benefit the enterprise as a whole. These costs are primarily related to the general management of these functions on a corporate level and the design and development of programs, policies, and procedures that are then implemented in the individual segments, with each segment bearing its own cost of implementation. The Corporate function also includes expenses associated with the Company’s debt.

The following table presents revenues from external customers by geographic area based on location of the customer:

	Six months ended June 30,
	2024	2023
	(in thousands)
United States	$1,516,745	$1,349,440
United Kingdom	308,217	254,169
Canada	295,570	247,778
Rest of Europe (1)	183,451	178,801
Asia (1)	114,232	109,321
Rest of the world (1)	164,706	166,563

Total revenue	$2,582,921	$2,306,072

(1)

Countries grouped within Rest of Europe, Asia, and Rest of world are individually immaterial as compared to total revenue with no country representing more than 2% and 3% of total revenue for the six months ended June 30, 2024 and 2023, respectively.

DYNASTY PARENT CO., INC.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

19	Subsequent events

Subsequent events have been evaluated by the Company up to and including August 19, 2024, the date the interim condensed consolidated financial statements were available to be issued.

Through and including      , 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Shares

StandardAero, Inc.

Common Stock

Joint Bookrunning Managers

J.P. Morgan*	Morgan Stanley*

* listed in alphabetical order

BofA Securities	UBS Investment Bank	Jefferies	RBC Capital Markets

Carlyle	CIBC Capital Markets	HSBC	Mizuho	Wolfe | Nomura Alliance	SOCIETE GENERALE

Co-Managers

Citizens JMP	Macquarie Capital	Santander

Amerivet Securities	Drexel Hamilton

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all the costs and expenses, other than underwriting discounts, payable in connection with the sale of the shares of common stock being registered hereby. Except as otherwise noted, the Registrant will pay all of the costs and expenses set forth in the following table. All amounts shown below are estimates, except the SEC registration fee, the FINRA filing fee and the stock exchange listing fee:

Amount
SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Section 102 of the Delaware General Corporation Law (the “DGCL”) allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. Our amended and restated certificate of incorporation contains a provision which eliminates directors’ personal liability as set forth above.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide in effect that we shall indemnify our directors and officers to the fullest extent permitted by the DGCL or any other applicable law. Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its directors, officers, employees and agents in certain circumstances. Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses

(including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 145 of the DGCL further provides that to the extent that a director or officer or employee of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the party seeking indemnification may be entitled; and the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145; and that, unless indemnification is ordered by a court, the determination that indemnification under subsections (a) and (b) of Section 145 is proper because the director, officer, employee or agent has met the applicable standard of conduct under such subsections shall be made by (1) a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

We have in effect insurance policies for general officers’ and directors’ liability insurance covering all of our officers and directors. In addition, we intend to enter into indemnification agreements with our directors and officers. These indemnification agreements may require us, among other things, to indemnify each such director or officer for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by such director or officer in any action or proceeding arising out of his or her service as one of our directors or officers.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules.

None.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of StandardAero, Inc.

3.2*	Form of Amended and Restated Bylaws of StandardAero, Inc.

4.1*	Form of Stock Certificate for Common Stock

4.2**	Indenture, dated as of April 4, 2019, by and among Dynasty Acquisition Co., Inc., as issuer, the guarantors party thereto and U.S. Bank National Association, as trustee

4.3**	First Supplemental Indenture, dated as of June 30, 2021, by and among Dynasty Acquisition Co., Inc., as issuer, the guarantors party thereto and U.S. Bank National Association, as trustee

4.4**	Second Supplemental Indenture, dated as of March 30, 2022, by and among Dynasty Acquisition Co., Inc., as issuer, the guarantors party thereto and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee

4.5**	Note Purchase Agreement, dated as of April 4, 2019, by and among Dynasty Intermediate Co., Inc., Dynasty Acquisition Co., Inc., as issuer, the guarantors party thereto, the GS Purchasers (as defined therein) party thereto, Dynasty Parent Holdings, L.P., StandardAero, Inc.

4.6**	Joinder Agreement to the Note Purchase Agreement, dated as of July 1, 2021

4.7**	Joinder Agreement to the Note Purchase Agreement, dated as of March 30, 2022

5.1*	Opinion of Latham & Watkins LLP

10.1*	Form of Stockholders Agreement

10.2**	Credit Agreement, dated as of April 4, 2019, by and among Dynasty Acquisition Co., Inc., as the U.S. borrower, Standard Aero Limited Standaero Limitee (as successor in interest to 1199169 B.C. Unlimited Liability Company), as the Canadian borrower, Dynasty Intermediate Co., Inc., the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent, collateral agent and L/C issuer

10.3**	Amendment No. 1 to the Credit Agreement, dated as of February 12, 2020, by and among Dynasty Intermediate Co., Inc., Dynasty Acquisition Co., Inc., as the U.S. borrower, Standard Aero Limited Standaero Limitee (as successor in interest to 1199169 B.C. Unlimited Liability Company), as the Canadian borrower, the subsidiary guarantors party thereto, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent

10.4**	Amendment No. 2 to the Credit Agreement, dated as of July 1, 2021, by and among Dynasty Intermediate Co., Inc., Dynasty Acquisition Co., Inc., as the U.S. borrower, Standard Aero Limited Standaero Limitee (as successor in interest to 1199169 B.C. Unlimited Liability Company), as the Canadian borrower, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent

10.5**	Amendment No. 3 to the Credit Agreement, dated as of December 22, 2022, by and among Dynasty Intermediate Co., Inc., Dynasty Acquisition Co., Inc., as the U.S. borrower, Standard Aero Limited Standaero Limitee (as successor in interest to 1199169 B.C. Unlimited Liability Company), as the Canadian borrower, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent

10.6**	Amendment No. 4 to the Credit Agreement, dated as of May 1, 2023, by and among Dynasty Intermediate Co., Inc., Dynasty Acquisition Co., Inc., as the U.S. borrower, Standard Aero Limited Standaero Limitee (as successor in interest to 1199169 B.C. Unlimited Liability Company), as the Canadian borrower, the subsidiary guarantors party thereto, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent

Exhibit No.	Exhibit Description

10.7**	Amendment No. 5 to the Credit Agreement, dated as of August 24, 2023, by and among Dynasty Intermediate Co., Inc., Dynasty Acquisition Co., Inc., as the U.S. borrower, Standard Aero Limited Standaero Limitee (as successor in interest to 1199169 B.C. Unlimited Liability Company), as the Canadian borrower, the subsidiary guarantors party thereto, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent

10.8**	Amendment No. 6 to the Credit Agreement, dated as of March 25, 2024, by and among Dynasty Intermediate Co., Inc., Dynasty Acquisition Co., Inc., as the U.S. borrower, Standard Aero Limited Standaero Limitee (as successor in interest to 1199169 B.C. Unlimited Liability Company), as the Canadian borrower, t he subsidiary guarantors party thereto, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent

10.9**	Amendment No. 7 to the Credit Agreement, dated as of September 6, 2024, by and among Dynasty Intermediate Co., Inc., Dynasty Acquisition Co., Inc., as the U.S. borrower, Standard Aero Limited Standaero Limitee (as successor in interest to 1199169 B.C. Unlimited Liability Company), as the Canadian borrower, the subsidiary guarantors party thereto, the lenders party thereto, UBS AG Cayman Islands Branch (as successor in interest to Credit Suisse AG, Cayman Islands Branch) as administrative agent, and UBS AG, Stamford Branch (as successor in interest to Credit Suisse), as collateral agent

10.10**	ABL Credit Agreement, dated as of April 4, 2019, by and among Dynasty Acquisition Co., Inc., as the U.S. borrower, Standard Aero Limited Standaero Limitee (as successor in interest to 1199169 B.C. Unlimited Liability Company), as the Canadian borrower, Dynasty Intermediate Co., Inc., the lenders party thereto and Royal Bank of Canada, as administrative agent, collateral agent and a L/C issuer

10.11**	First Amendment to ABL Credit Agreement, dated as of January 10, 2020, by and among Dynasty Intermediate Co., Inc., Dynasty Acquisition Co., Inc., as the U.S. borrower, Standard Aero Limited Standaero Limitee (as successor in interest to 1199169 B.C. Unlimited Liability Company), as the Canadian borrower, StandardAero Aviation Holdings, Inc., as the U.S. co-borrower, Royal Bank of Canada, as administrative agent and collateral agent, and the lenders party thereto

10.12**	Second Amendment to ABL Credit Agreement, dated as of December 22, 2021, by and among Dynasty Intermediate Co., Inc., Dynasty Acquisition Co., Inc., as the U.S. borrower, Standard Aero Limited Standaero Limitee (as successor in interest to 1199169 B.C. Unlimited Liability Company), as the Canadian borrower, StandardAero Aviation Holdings, Inc., as the U.S. co-borrower and Royal Bank of Canada, as administrative agent party thereto

10.13**	Third Amendment to ABL Credit Agreement, dated as of May 1, 2023, by and among Dynasty Intermediate Co., Inc., Dynasty Acquisition Co., Inc., as the U.S. borrower, Standard Aero Limited Standaero Limitee (as successor in interest to 1199169 B.C. Unlimited Liability Company), as the Canadian borrower, StandardAero Aviation Holdings, Inc., as the U.S. co-borrower, Royal Bank of Canada, as administrative agent and collateral agent, HSBC Bank, National Association, as the new revolving credit lender, and the other lenders party thereto

10.14**	Fourth Amendment to ABL Credit Agreement, dated as of May 28, 2024, by and between Dynasty Intermediate Co., Inc. and Royal Bank of Canada, as administrative agent

10.15+*	StandardAero, Inc. 2024 Incentive Award Plan

10.16+*	Form of Option Award Agreement under the StandardAero, Inc. 2024 Incentive Award Plan

10.17+*	Form of Restricted Stock Unit Award Agreement under the StandardAero, Inc. 2024 Incentive Award Plan

Exhibit No.	Exhibit Description

10.18+*	Form of Restricted Stock Award Agreement under the StandardAero, Inc. 2024 Incentive Award Plan

10.19+*	StandardAero, Inc. Non-Employee Director Compensation Program

10.20+*	Dynasty Parent Holdings, L.P. and StandardAero, Inc. 2019 Long-Term Incentive Plan

10.21+*	Form of Option Award Agreement under the Dynasty Parent Holdings, L.P. and StandardAero, Inc. 2019 Long-Term Incentive Plan

10.22+*	StandardAero, Inc. 2024 Employee Stock Purchase Plan

10.23+*	Amended and Restated Executive Employment Agreement, dated as of April 4, 2019, by and between Russell Ford and StandardAero Aviation Holdings, Inc., as amended by the Amendment to Amended and Restated Employment Agreement, dated as of November 2023, by and between Russell Ford and StandardAero Aviation Holdings, Inc.

10.24+*	Offer Letter Agreement, dated November 23, 2022, by and between StandardAero and Daniel Satterfield

10.25+*	Offer Letter Agreement, dated July 15, 2022, by and between StandardAero and Kimberly Ashmun

10.26+*	Offer Letter Agreement, dated June 19, 2016, by and between StandardAero and Kerry O’Sullivan, as supplemented by the letter agreement, dated August 16, 2019, by and between StandardAero and Kerry O’Sullivan

10.27+*	Offer Letter Agreement, dated March 1, 2021, by and between StandardAero and Lewis Prebble

10.28*	Form of Director and Officer Indemnification Agreement

21.1	Subsidiaries of the Registrant

23.1*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers LLP

24.1	Power of Attorney (included in the signature page to the Registration Statement)

99.1	Consent of Director Nominee (Douglas V. Brandely)

99.2	Consent of Director Nominee (Peter J. Clare)

99.3	Consent of Director Nominee (Ian Fujiyama)

99.4	Consent of Director Nominee (Wendy M. Masiello)

99.5	Consent of Director Nominee (Paul McElhinney)

99.6	Consent of Director Nominee (Andrea Fischer Newman)

99.7	Consent of Director Nominee (Stefan Weingartner)

107	Filing Fee Table

*	To be filed by amendment.
**

Schedules omitted pursuant to Item 601(b)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

+	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of Arizona, on this 6th day of September, 2024.

STANDARDAERO, INC.

By:	/s/ Russell Ford
Name: Russell Ford
Title: Chief Executive Officer

POWER OF ATTORNEY

The undersigned directors and officers of StandardAero, Inc. hereby constitute and appoint Russell Ford and Daniel Satterfield, and each or any one of them, as the individual’s true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for the person and in his name, place and stead, in any and all capacities, to sign this registration statement and any or all amendments, including post effective amendments to this registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorney in fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney in fact as agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on September 6, 2024.

Signature	Title

/s/ Russell Ford Russell Ford	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Daniel Satterfield Daniel Satterfield	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)